As filed with the Securities and Exchange Commission on April 6, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GUARANTY BANCSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Texas	6021	75-1656431
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification No.)	(I.R.S. Employer Identification No.)

201 South Jefferson Avenue

Mount Pleasant, Texas 75455

(903) 572 - 9881

(Address, Including Zip Code, of Registrant’s Principal Executive Offices)

Tyson T. Abston

Chairman and Chief Executive Officer

Guaranty Bancshares, Inc.

201 South Jefferson Avenue

Mount Pleasant, Texas 75455

(903) 572 - 9881

(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Chet A. Fenimore, Esq. Derek W. McGee, Esq. Fenimore, Kay, Harrison & Ford, LLP 812 San Antonio Street, Suite 600 Austin, Texas 78701 (512) 583-5900 (512) 583-5940 (facsimile)	Peter G. Weinstock, Esq. Hunton & Williams LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 468-3395 (214) 740-7138 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Exchange Act. (check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $1.00 par value per share	$64,400,000	$7,463.96

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes shares of common stock that the underwriters have the option to purchase pursuant to their over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 6, 2017

PRELIMINARY PROSPECTUS

[            ] Shares

Guaranty Bancshares, Inc.

Common Stock

This prospectus relates to the initial public offering of Guaranty Bancshares, Inc.’s common stock. We are offering [            ] shares of our common stock.

Since 2005, there has been no established public market for our common stock. We currently estimate that the public offering price of our common stock will be between $[        ] and $[        ] per share. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “GNTY.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and are subject to reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

We have granted the underwriters an option for a period of 30 days following the date of this prospectus to purchase up to an additional [            ] shares of our common stock from us on the same terms set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission, nor any other state securities commission nor any other regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our common stock is not a deposit or savings account. Our common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Delivery of the shares is expected to occur on or about [                    ], 2017, subject to customary closing conditions.

Sandler O’Neill + Partners, L.P.	Stephens Inc.

The date of this prospectus is [                    ], 2017

banking,
with a capital
Dallas/
Ft. Worth
Austin
Houston
San Antonio
Guaranty
Bank & Trust
26 bank locations across
18 Texas communities
Growing because we help *you* grow®

Best Companies to Work for in Texas for eight years in a row
By *Texas Monthly magazine*

Best Banks to Work for
By *American Banker*

5-Star Rated - 2017 One of the Strongest Financial Institutions in the Nation
By *Bauer Financial, Inc.*

Cornerstone Award for Community Involvement - 2014
By *Texas Bankers Association*

Member FDIC

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About this Prospectus

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document.

Market and Industry Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information available to us, which information may be specific to particular markets or geographic locations. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will continue to be an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the fiscal year in which we have more than $1.0 billion in annual gross revenues; (3) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act; or (4) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities. Until we cease to be an emerging growth company, we may take advantage of specified reduced reporting and other regulatory requirements generally unavailable to other public companies. Those provisions allow us: to present only two years of audited financial statements in this prospectus and discuss only our results of operations for two years under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” to provide less than five years of selected financial data in this prospectus relating to an initial public offering; not to provide an auditor attestation of our internal control over financial reporting; to choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements; to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a Compensation Discussion and Analysis and certain other disclosure regarding our executive compensation; and not to seek a non-binding advisory vote on executive compensation or golden parachute

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arrangements. We may choose to take advantage of some or all of these reduced reporting and other regulatory requirements. We have elected in this prospectus to take advantage of certain reduced disclosure requirements discussed above, including those related to the presentation and discussion of our audited financial statements and those relating to our executive compensation arrangements.

The JOBS Act also permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have “opted out” of this provision. As a result, we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Termination of Subchapter S Corporation Status

Effective January 1, 2008, we made an election to be taxed for federal income tax purposes as a “Subchapter S corporation” under the provisions of Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. We terminated our election to be taxed as a Subchapter S corporation effective December 31, 2013. During the period we were taxed as a Subchapter S corporation, our net income was not subject to, and we did not pay, U.S. federal income taxes, and we were not required to make any provision or recognize any liability for federal income taxes in our financial statements for the year ended December 31, 2008 through the year ended December 31, 2013. In addition, during these taxable periods that we were a Subchapter S corporation, we paid distributions to our shareholders to assist them in paying the federal income taxes on the pro rata portion of our taxable income that “passed through” to our shareholders. See “Dividend Policy.” Effective January 1, 2014, we became subject to federal income taxation as a C corporation under Subchapter C of the Internal Revenue Code, and we established deferred tax assets and liabilities effective December 31, 2013 to reflect the conversion. Accordingly, beginning January 1, 2014, we reflect a provision for federal income taxes on our financial statements. As a result of that change in our status under the federal income tax laws, the net income and earnings per share data presented for the years ended December 31, 2013 and 2012, in the section of this prospectus entitled “Selected Historical Consolidated Financial Information,” which do not include any provision for federal income taxes, will not be comparable with our historical financial statements for the years ended December 31, 2016, 2015 and 2014, or our future net income and earnings per share, which will be calculated by including a provision for federal income taxes. However, we have included in this prospectus adjusted financial information showing income tax expense and net earnings as if we were a C corporation at the beginning of the earliest period presented.

KSOP Repurchase Right Termination

In accordance with applicable provisions of the Internal Revenue Code, the terms of our employee stock ownership plan, or KSOP, currently provide that KSOP participants have the right, for a specified period of time, to require us to repurchase shares of our common stock that are distributed to them by the KSOP. As a result, the shares of common stock held by the KSOP are reflected in our consolidated balance sheet as a line item (called “KSOP-owned shares”) appearing between total liabilities and shareholders’ equity. As a result, the KSOP-owned shares are deducted from shareholders’ equity in our consolidated balance sheet. This repurchase right will terminate upon the closing of this offering and the listing of our common stock on the NASDAQ Global Select Market, which we sometimes refer to as the KSOP Repurchase Right Termination, whereupon our repurchase liability will be extinguished and the KSOP-owned shares will not be deducted from shareholders’ equity.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes, before making an investment decision. Unless the context indicates otherwise, references in this prospectus to “we,” “our,” “us,” the “Company” and “Guaranty” refer to Guaranty Bancshares, Inc., a Texas corporation and its consolidated subsidiaries. References in this prospectus to “Guaranty Bank & Trust” and the “Bank” refer to Guaranty Bank & Trust, N.A., a national banking association and our wholly owned consolidated subsidiary.

Our Company

We are a bank holding company, with headquarters in Mount Pleasant, Texas, and additional executive offices in Dallas and Bryan, Texas. Through our wholly owned subsidiary, Guaranty Bank & Trust, a national banking association, we provide a wide range of relationship-driven commercial and consumer banking, as well as trust and wealth management, products and services that are tailored to meet the needs of small- and medium-sized businesses, professionals and individuals.

As of December 31, 2016, we had total assets of $1.8 billion, total loans of $1.2 billion, total deposits of $1.6 billion and total shareholders’ equity of $110.3 million.

Our History and Growth

Guaranty Bank & Trust was originally chartered as a Texas state banking association over a century ago in 1913, and converted its charter to a national banking association in 2012. Guaranty was incorporated in 1990 to serve as the holding company for Guaranty Bank & Trust. Since our founding, we have built a strong reputation based on financial stability and community leadership. In 2013 and 2015, we expanded our markets from East Texas to include Bryan/College Station and the Dallas/Fort Worth metroplex, respectively. We currently operate 26 banking locations in 18 Texas communities. Our growth has been consistent and primarily organic. We have achieved organic growth by enhancing our lending and deposit relationships with existing customers and attracting new customers, as well as cross-selling our deposit, mortgage, trust and wealth management and treasury management products. Our expansion strategy has enabled us to access markets with stronger loan demand, achieve consistent growth, maintain stable operating efficiencies, preserve our historically conservative credit culture, and provide shareholders with stable earnings throughout credit cycles.

We have supplemented our organic growth and leveraged our strong deposit base with strategic acquisitions and the establishment of de novo banking locations. In 2011, we expanded our market share within the Texarkana, Texas area of our East Texas market with the acquisition of all loans and deposits of the Texarkana, Texas banking location of American State Bank. In 2013, we completed the acquisition of The First State Bank, which was located in Hallsville, Texas. We believe this acquisition provided a stable and established platform to expand within the Longview, Texas area of our East Texas market. We have historically experienced consistent growth in our East Texas market. As of December 31, 2011, we had total loans attributable to the East Texas market of $606.3 million and total deposits of $931.8 million, which have grown to total loans of $743.7 million and total deposits of $1.2 billion as of December 31, 2016.

In 2013, we expanded outside of East Texas when we established a de novo banking location in the growing Bryan/College Station, Texas market. We established two more de novo banking locations in this market in 2014 and 2016 and continue to operate all three banking locations. Our strong and stable core deposit base has allowed us to achieve organic loan growth in the Bryan/College Station market, which has increased our interest income. As of December 31, 2016, we had total loans of $210.2 million and total deposits of $137.4 million attributable to the Bryan/College Station market.

In March 2015, we entered the Dallas/Fort Worth metroplex market with the acquisition of DCB Financial Corp., or DCB Financial, which owned Preston State Bank, a Texas state-chartered bank headquartered in Dallas, Texas. At the time of our acquisition, DCB Financial operated two locations in Dallas, Texas, each of which continues to operate as a banking location of Guaranty Bank & Trust. In April 2015, we completed the acquisition of Texas Leadership Bank, a Texas state-chartered bank headquartered in Royse City, Texas, which is on the eastern side of the Dallas/Fort Worth metroplex. At the time of our acquisition, Texas Leadership Bank operated from a single banking location in Royse City, which we continue to operate. In September 2015, we established a de novo banking location in Rockwall, Texas, which is located approximately 10 miles west of Royse City and 20 miles east of downtown Dallas.

In May 2016, we established a de novo banking location in Denton, Texas, which is located approximately 40 miles north of downtown Dallas. In August 2016, we completed the acquisition of a full service Denton banking location from Independent Bank, in which we assumed certain deposits and acquired all of the fixed assets of the location. We currently operate the former banking location of Independent Bank as a location of Guaranty Bank & Trust.

Our acquisitions of DCB Financial, Texas Leadership Bank and the acquired Denton location, as well as the establishment of our de novo banking locations in Rockwall and Denton, are consistent with our strategy of expanding into the Dallas/Fort Worth metroplex. In total, the aggregate estimated fair values recorded at the time of acquisition in our three Dallas/Fort Worth metroplex acquisitions were $161.7 million in total loans and $164.6 million in total deposits. As of December 31, 2016, we had grown our total loans attributable to the Dallas/Fort Worth metroplex market to $291.3 million and our total deposits to $213.6 million.

Following completion of our acquisitions in the Dallas/Fort Worth metroplex in 2015, we established an executive office in Dallas, which houses our Chief Executive Officer and Chief Financial Officer, as well as our accounting, internal audit, marketing, loan review, treasury management, mortgage warehouse lending and mortgage departments. Mount Pleasant will continue to serve as the headquarters of Guaranty Bank & Trust and houses our credit operations, deposit services, information technology and human resources departments. We remain committed to successful integration with and expansion into the Dallas/Fort Worth metroplex and believe that establishing executive offices in Dallas promotes our strategic initiatives to attract quality banking talent and pursue quality loans within a growing metropolitan market, thereby growing our franchise in the Dallas/Fort Worth metroplex. In addition, we believe that maintaining our deposit services and primary operational departments in Mount Pleasant will allow us to support our continued growth in a cost-efficient manner.

Our Achievements and Highlights

Our financial and operational achievements and highlights include the following:

•	Strong Brand and Reputation. During our more than 100-year operating history, we have forged long-standing relationships with our customers and employees and have developed deep ties to the East Texas communities that we serve. We are continuously working to solidify our brand and reputation in our newest markets in Dallas/Fort Worth and Bryan/College Station through our strong and active community involvement. In 2016, American Banker Magazine named us #15 on their list of Best Banks to Work for, a designation awarded to 60 banks throughout the nation. We were also named as one of the 100 Best Companies to Work for in Texas by Texas Monthly magazine for the eighth consecutive year in 2017.

•	Successful Execution of Strategic Objectives. The Company’s executive officers and board of directors established a five year strategic plan in 2012 to achieve meaningful loan growth while maintaining our disciplined underwriting principles and remaining conservative in our securities portfolio. In furtherance of these objectives, the strategic plan included identifying high growth and complementary markets to the Company’s East Texas footprint to establish de novo locations consistent with an organic growth focus while simultaneously pursuing strategic acquisitions when culture, personnel and geography were favorable. The Company has grown its total assets from $1.1 billion as of December 31, 2011 to $1.8 billion as of December 31, 2016, an increase of 63.6%. During that same time period, we added 12 banking locations, of which six were de novo locations and six were added through strategic acquisitions. While the costs of pursuing this aggressive five year strategic plan limited shareholder returns during this time period, the board of directors supported this approach because of its long-term scalability and potential to increase shareholder value. To date, the Company has experienced smooth integrations of all of its new banking locations and established what the Company believes is a strong foundation for a highly successful and profitable business with continued growth and strong future shareholder returns.

•	Leadership in Primary Markets. We have a significant East Texas franchise, as demonstrated by our deposit market share in our primary markets. According to data compiled by the Federal Deposit Insurance Corporation, or FDIC, our deposit market share in the East Texas counties of Titus, Bowie and Lamar was approximately 52.3%, 18.0% and 19.7%, respectively, as of June 30, 2016, the most recent date for which market share data is available. These three counties represented approximately 52.6% of our total deposits at that date. We more than doubled our market share of deposits in Brazos County (Bryan/College Station market) from June 30, 2015 to June 30, 2016, with growth in total deposits in that market from $57.7 million to $136.4 million, which represented approximately 9.1% of our total deposits as of that date. In our Dallas/Fort Worth metroplex market, we grew the $159.9 million in deposits we acquired in March and April of 2015 to $177.0 million as of June 30, 2016, an increase of 10.6%. As of June 30, 2016, we maintained a top three deposit market share ranking in seven of the 15 Texas counties in which we operate banking locations and a top 10 ranking in 12 of the 15 Texas counties in which we operate banking locations.

•	Consistent Growth and Stable Performance. During each of the last five years, we have achieved no less than a 9.5% compound annual growth rate for each of total assets, total deposits and total loans. We maintained our profitability during the recent economic recession, which generally adversely impacted the banking and financial services industries and, most recently, attained an 8.3% return on average equity for the year ended December 31, 2016.

•	Disciplined Credit Culture. Our in-depth knowledge of our markets, stringent credit approval processes and disciplined balance sheet growth strategies have allowed us to maintain sound asset quality while achieving meaningful loan growth. Our average annualized net charge-offs as a percentage of average loans was 0.12% over the past ten years and was 0.12% for the year ending December 31, 2016. Our average non-performing assets as a percentage of total assets was 0.64% over the past ten years and was 0.36% for the year ended December 31, 2016. We maintain a long-term focus on our financial performance by continually managing risk on our balance sheet with the intent of producing consistent results.

•	Investment in Technology. We also maintain a long-term focus on our franchise and have made significant investments in our information technology infrastructure, personnel and our digital banking products and services. We believe that these investments have enabled us to more effectively compete with larger institutions while retaining our ability to offer customized, relationship-based services to our customers, and to more easily accommodate future growth and expansion into new markets.

Growth and Expansion Strategy

Our strategic plan is to be a leading Texas bank holding company with a commitment to operate as a community bank as we continue to execute our expansion strategy. Our expansion strategy is to generate shareholder value through the following:

•	Maintain Focus on Organic Growth. Focusing on organic growth is a strategy that allows us to generate stable funding sources without the non-amortizing goodwill assets and core deposit intangibles that strategic acquisitions might add to our balance sheet. By design during the past several years, we have offered money market and demand deposit interest rates slightly higher than our peers, especially in our newer markets, to encourage the growth of these core deposits and set the foundation for strong customer relationships. We believe that these core deposits will become significantly more valuable and desirable because the ability to attract core deposits at a low cost will diminish as interest rates increase and alternative funding sources become more expensive. Much of our organic growth in 2015 and 2016 was attributable to our newer markets of Bryan/College Station and the Dallas/Fort Worth metroplex, which we believe provide significant additional opportunities for organic growth in future years.

We have a history of being a leading provider of financial services to small- and medium-sized businesses (generally with annual revenues of $50.0 million or less), professionals and individuals in our traditional East Texas market. In addition, we believe that our significant core deposit franchise in East Texas provides a stable funding source for meaningful loan growth in existing and new markets. Across all of our markets, we believe that customers value the relationship-driven, quality service we provide, as well as our deep, long-term understanding of their local communities. Primarily as a result of bank consolidation in our markets, we believe that there are few banking institutions in these markets that have the size or focus to provide comparable levels of service. We also believe that these consolidation trends with respect to our competitors, particularly in the Dallas/Fort Worth metroplex, present opportunities to acquire new customers and valuable employees from these institutions. The charts below illustrate our successful commitment to organic loan and deposit growth across our markets, while taking advantage of strategic acquisition opportunities that arise from time to time.

•	Pursue Strategic Acquisitions. We intend to continue to grow through strategic acquisitions within our current markets and in other complementary markets, and we believe having publicly-traded common stock will improve our ability to compete for acquisitions. We seek acquisitions that provide meaningful financial benefits through long-term organic growth opportunities and expense reductions, while maintaining our current risk profile. Though we do not currently have any specific or immediate acquisition plans, in order to achieve these goals, we seek acquisition opportunities involving talented bankers and banking teams that can execute our business model and contribute to our growth objectives. Additionally, we seek banking markets with favorable competitive dynamics and potential consolidation opportunities. We believe that many smaller financial institutions will consider us an ideal long-term partner due to our community banking philosophy, commitment to employee stock ownership and our culture of teamwork.

•	Establish De Novo Banking Locations. We intend to open de novo banking locations in our existing and other attractive markets in Texas to further diversify our banking location network. In September 2015 and May 2016, we opened de novo banking locations in Rockwall and Denton, respectively, which are both located in the Dallas/Fort Worth metroplex. Total loans and deposits at the two new locations were $34.1 million and $27.1 million, respectively, as of December 31, 2016. We also opened de novo banking locations in Bryan/College Station, Texas in June 2013, April 2014 and June 2016. As of December 31, 2016, total loans and deposits in our three Bryan/College Station locations were $210.2 million and $137.4 million, respectively. The total loans attributable to the Bryan/College Station and Dallas/Fort Worth metroplex markets comprised approximately 16.8% and 23.3%, respectively, of our total loans as of December 31, 2016. We believe these markets have the ability to flourish through varying economic conditions.

We believe that the Dallas/Fort Worth metroplex and surrounding communities are complementary to our established presence in East Texas. Our lending focus in the Bryan/College Station and Dallas/Fort Worth metroplex markets has been primarily on commercial real estate and other real estate loans, which provides diversity within our loan portfolio and complements our traditional small business and retail lending activities in our East Texas market. While we do not currently have specific plans to open de novo branches, our Bryan/College Station presence provides us with a platform to grow and ready access to other nearby larger markets, including Austin, San Antonio and Houston. Prior to entering a new market, we identify and build a team of experienced, successful bankers with market-specific knowledge to lead the Bank’s operations in that market, including a local president. As we enter new markets, we also seek to establish a reputation for providing personal and dependable service and active community involvement, which we believe facilitates lasting relationships and continued growth.

•	Expand Revenue Sources. We seek to provide additional services to our customers in order to augment and diversify our revenue sources. For the year ended December 31, 2016, noninterest income represented approximately $13.0 million, or 19.5%, of our total revenue of $66.9 million (defined as net interest income plus noninterest income).

In 2015, we established a warehouse mortgage lending division in connection with our acquisition of DCB Financial and hired experienced personnel in 2015 to grow this new line of business. Revenues for the warehouse division are derived primarily from loan origination fees, interest on advances and transaction fees, and the division has experienced significant growth since it was established. Total mortgage amounts funded through warehouse lines of credit during the year ending December 31, 2015 were $332.3 million, which produced noninterest income of $154,900. Total mortgage amounts funded through warehouse lines of credit during

the year ending December 31, 2016 were $978.1 million, which produced noninterest income of $425,200.    Despite the significant growth, there have been no mortgage repurchases or losses experienced with our warehouse lending borrowers since inception of the division. In addition, Guaranty Bank & Trust is working to expand into eWarehouse lending, which allows a mortgage loan to close, fund and sell to the end investor entirely electronically, and we expect to produce our first eWarehouse line of credit in the second quarter of 2017. As of the date of this prospectus, only five financial institutions in the nation are included in the list of warehouse lenders currently funding eNotes that is maintained by the Federal National Mortgage Association, or Fannie Mae. As such, we expect to be one of very few banks offering eWarehouse lending and anticipate growth in our warehouse lending division as mortgage originators, consumers and investors increasingly transition to paperless mortgages, driving demand for eWarehouse lines of credit. We believe that our mortgage warehouse division offers significant potential for future revenue.

Consistent with our focus on cross-selling services to our customers, we offer trust and wealth management services through Guaranty Bank & Trust Wealth Management Group and mortgage services through our mortgage department, both of which operate as divisions of Guaranty Bank & Trust. As of December 31, 2016, our Wealth Management Group had total assets under management of $265.7 million. During the year ended December 31, 2016, our mortgage department originated $62.6 million in mortgage loans. Both divisions are well established and have significant growth potential in our newer Dallas/Fort Worth metroplex and Bryan/College Station markets, each of which has a higher volume of home sales and a larger concentration of high net worth individuals as compared to our traditional East Texas market. Our mortgage origination strategy is to increase market share without sacrificing our standards and regardless of fluctuations in interest rates or volume. We have developed a scalable platform for mortgage originations within our mortgage department and believe that we have significant opportunities to grow this segment of our business. In an effort to further grow our wealth management and mortgage divisions in Bryan/College Station and the Dallas/Fort Worth metroplex, we intend to enhance our business development and cross-selling efforts in those markets.

Although we are devoting substantial resources in furtherance of our expansion strategy, there are no assurances that we will be able to further implement our expansion strategy or that any of the components of our expansion strategy will be successful.

Our Community Banking Philosophy and Culture

We focus on a community-based relationship model, as opposed to a line of business model, because we believe the community-based relationship model promotes an entrepreneurial attitude within our Company while providing personal attention and solutions tailored to our customers. Our culture is one of employee ownership and it is something we take very seriously. In 2016, we formally documented our culture in a book called “The Guaranty Culture,” which we give to all prospective new hires and directors before they join our team so that they clearly understand who we are, how we work, what we believe, how we make decisions and what we admire in people.

We believe a great bank requires the right amount of two forms of capital: financial and human. We understand that our ability to successfully deploy our financial capital is directly related to our ability to bring the right talents together to lead our teams. This focus on human capital has rewarded us with a cohesive group of directors, officers and employees that we believe is our greatest asset. We have invested in a robust management training program designed to develop comprehensive bankers who understand all aspects of our operations and embrace our core values. The training program generally lasts 18-24 months and includes rotations through each primary department of the Bank. Successful graduates of our training program are typically promoted to a managerial position upon completion and we currently have graduates in management, lending and operational roles. Several of the Bank’s market presidents and managers are graduates of our training program.

We have developed a network of banking locations strategically positioned in separate and distinct communities. Each community where we have a banking location is overseen by a local market president or manager, and we emphasize local decision-making by experienced bankers supported by centralized risk and credit oversight. We believe that employing local decision makers, supported by industry-leading technology and centralized operational and credit administration support from our corporate headquarters, allows us to serve our customers’ individual needs while managing risk on a uniform basis. We intend to repeat this scalable model in each market in which we are able to identify high-caliber bankers with a strong banking team. We empower these bankers to implement our operating strategy, grow our customer base and provide the highest level of customer service possible. We believe our organizational approach enables us to attract and retain talented bankers and banking teams who desire the combination of the Bank’s size and loan limits, dedication to culture, commitment to our communities, local decision-making authority, compensation structure and focus on relationship banking.

Competitive Strengths

We believe the following competitive strengths support our growth and expansion strategy:

•	Experienced Executive Management Team. The Bank has a seasoned and experienced executive management team with a combined 277 years of experience in financial services businesses between its nine members. Our executive management team has successfully managed profitable organic growth, executed acquisitions, developed a strong credit culture and implemented a relationship-based approach to commercial and consumer banking. In addition, our executive management team has extensive knowledge of the bank regulatory landscape, significant experience navigating interest rate and credit cycles and a history of working together. The nine members of the Bank’s executive management team have worked for the Bank for a combined 130 years.

•	Employee Ownership Mentality. As of December 31, 2016, our directors, officers and employees, as a group, beneficially owned approximately 37.8% of our outstanding shares of common stock (including 15.1% of our outstanding shares which are owned by our KSOP). Many of our employees’ interests in the KSOP represent material portions of their net worth, particularly our long-tenured employees. We believe that the KSOP’s material ownership position promotes an owner-operator mentality among our employees, from senior officers to entry-level employees, which we believe enhances our employees’ dedication to our organization and the execution of our strategy. In addition, we believe the KSOP enhances our ability to attract and retain quality employees. In 2017, Texas Monthly magazine named the Bank as one of the 100 Best Companies to Work for in Texas for the eighth consecutive year, and we were named #15 on the national list of the Best Banks to Work for published by American Banker Magazine, with both awards having been determined on the basis of anonymous employee surveys.

•	Proven Successful Execution of Growth Strategies. We have developed a strategic growth plan that allows the Company to quickly identify and efficiently execute corporate transactions that we believe enhance our geographic footprint and enterprise value. Since 2011, we have successfully integrated six acquired locations into our Company through what we believe is an effective combination of comprehensive integration planning, extensive management experience with expansion, and a welcoming and flexible culture of employee ownership. In that same time period, we also established six de novo locations outside of our historical East Texas market, achieving our objectives for organic growth within our anticipated time periods and successfully integrating new local management teams and employees into our Company. Accordingly, we have a proven track record of executing value-added acquisitions and achieving consistent, meaningful organic growth.

•	Scalable Platform. Utilizing the significant prior experience of our management team and employees, we believe that we have built a strong and scalable operational platform, including technology and banking processes and infrastructure, capable of supporting future organic growth and acquisitions when the right opportunities arise. We maintain operational systems and staffing that we believe are stronger than necessarily required for a financial institution of our size in order to successfully execute integrations when needed and accommodate future growth without a commensurate need for expansion of our back office capabilities. We believe our platform allows us to focus on growing the revenue-generating divisions of our business while maintaining our operational efficiencies, resulting in improved profitability.

•	Disciplined Credit Culture and Robust Risk Management Systems. We seek to prudently mitigate and manage our risks through a disciplined, enterprise-wide approach to risk management, particularly credit, compliance, operational and interest rate risk. All of the Bank’s executive officers serve on the Bank’s Enterprise Risk Management Committee. We endeavor to maintain asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting for all loans and a conservative credit culture. We have not traditionally engaged in significant oil and gas related lending, with only 0.36% of our total loan portfolio, or $4.5 million, consisting of oil and gas related loans as of December 31, 2016. Due to our conservative credit culture, our highest annual rate of net loan charge-offs as a percentage of average loans over the past ten years was 0.17% (compared to an average of 0.57% for all banks between $1.0 billion and $3.0 billion in assets located in the Dallas/Fort Worth metroplex, East Texas or Central Texas regions, which we refer to as our regional peer group, and compared to an average of 1.01% for all banks of the same size nationally, which we refer to as our national peer group), and our average annual rate of nonperforming assets as a percentage of total assets over the same period never exceeded 0.99% (compared to regional peer group average highest annual rate of 2.2%). As illustrated in the chart below, the Bank significantly outperformed our regional and national peer groups during the last financial crisis period (2008 – 2011) with respect to net loan charge-offs as a percentage of average loans.

•	Brand Strength and Reputation. We believe our brand recognition, including the Guaranty name and our iconic “G” logo, which is prominently displayed in all of our advertising and marketing materials and has been trademarked to preserve its integrity, is an important element of our business model and a key driver of our future growth. We have developed our brand primarily through strategic marketing and advertising initiatives and through our involvement and visibility within the communities we serve. We believe our reputation for providing personal and dependable service and active community involvement is well established in our traditional East Texas market, and we are continuously striving to replicate that brand awareness and reputation in our newer markets of Bryan/College Station and the Dallas/Fort Worth metroplex through a high level of community involvement and the targeted hiring of employees with strong relationships and reputations within these markets. We believe the strength of our brand and our reputation enable us to attract customers who value our customer service mission and banking teams that value our market management model and entrepreneurial culture.

•	Diversified Markets. We operate in diverse markets that we believe are stable and growing. We have designated East Texas, Bryan/College Station and the Dallas/Fort Worth metroplex as our primary markets; however, our longer-term strategy is to expand our markets to include other major metropolitan areas of Texas. The differing characteristics of our various markets have allowed us to grow a balanced and diverse loan portfolio, without any significant customer or lending segment concentrations. In addition, we have historically managed our commercial real estate concentration ratios at or below current regulatory guidelines. The graph below shows our loan portfolio composition for each of our three markets.

•	Stable Core Deposit Base. We believe our traditional East Texas market provides a historically stable source of core deposits and will become a greater source of funding as interest rates increase and core deposits become more difficult and more expensive to attract, especially in more competitive markets. As we enter new markets, we believe that our stable core deposit base enhances our ability to pursue loans in large, high growth markets and to fund other new revenue sources such as our warehouse lending division. As of December 31, 2016, our non-interest bearing deposits were 22.75% of our total deposits. Among our interest-bearing deposits, 72.0% were in less volatile NOW, savings and money market accounts.

Our cost of interest-bearing deposits has decreased from 0.85% for the year ended December 31, 2012 to an annual average of 0.64% for the four years ended December 31, 2016. We have historically paid slightly higher rates on interest-bearing deposits than our peers in an effort to attract and maintain core deposits, especially in low interest rate environments like the current one. In furtherance of this strategy, our overall cost of funds increased slightly compared to our peers during the years ended December 31, 2014, 2015 and 2016 as we intentionally offered slightly higher rates on deposits in our Bryan/College Station and Dallas/Fort Worth metroplex markets in an effort to attract depositors to our de novo banking locations and solidify new customer relationships in those markets. While we have successfully completed strategic acquisitions in the past and will continue to thoughtfully consider acquisition opportunities, we believe the costs of growing our core deposits organically in this manner are often less than the costs of the goodwill and core deposit intangibles that typically accompany strategic acquisitions and that the customer relationships we build are deeper and longer-lasting. We also have not historically relied on brokered deposits.

•	Technology and Online Banking Leadership. We believe that financial institutions are increasingly becoming technology companies, and we invest in technology that we believe should enhance our business and customer experience, as well as enable us to integrate and oversee our banking location network while operating in geographically disparate markets. To implement our commitment to technology, we have developed our technology team to include specialists in virtualization, storage area networks, and information security. The investment we have made in a new core processing system has created a scalable corporate infrastructure that has significantly expanded our ability to handle continued growth and improve our levels of operational efficiency. We have continued to enhance our online presence through improvements to our digital banking platforms. We have also invested in our business intelligence and data analytics platforms, which allow us to make better decisions through observed trends and behaviors identified across multiple information systems. Finally, we have developed internal expertise in business platform application development that has improved our ability to create dynamic and customized applications to meet our evolving needs for processing and reporting across all areas of our organization.

Our Markets

We consider our current market areas to be East Texas, Bryan/College Station and the Dallas/Fort Worth metroplex. We serve these communities from our headquarters in Mount Pleasant, Texas and through a network of 17 banking locations within East Texas, three banking locations in Bryan/College Station and six banking locations in the Dallas/Fort Worth metroplex. As part of our strategic plan, we intend to further diversify our markets through entry into other large metropolitan markets in Texas. In addition to our recent expansions into Bryan/College Station and the Dallas/Fort Worth metroplex, we believe there are several markets in the Central Texas region that are attractive for future expansion, particularly due to those markets’ proximity to our Dallas/Fort Worth and Bryan/College Station markets.

We have a significant East Texas franchise as demonstrated by our deposit market share in the East Texas counties in which we operate. According to data compiled by the FDIC, our deposit market share in the East Texas counties of Titus, Bowie and Lamar was approximately 52.3%, 18.0% and 19.7%, respectively, as of June 30, 2016. These three counties represent approximately 52.6% of our total deposits. As of June 30, 2016, we were one of the three largest banks by deposit share in seven of the 15 Texas counties in which we operate banking locations and one of the ten largest banks by market share in 12 of the 15 Texas counties in which we operate banking locations. We more than doubled our market share of deposits in Brazos County (Bryan and College Station locations) from June 30, 2015 to June 30, 2016, which represented approximately 9.1% of our total deposits as of that date and positioned us as one of the 10 largest banks by deposit share in the county entirely through organic growth only three years after first entering the market. The table below shows data for each of the counties and markets in which we have banking locations regarding total deposits, deposit market share, and compound average growth rates for deposits since June 30, 2011.

Texas County	Total Deposits ($000)	Deposit Share Rank	# of Banking Locations	Deposit Market Share (%)	Five Year Deposit CAGR (%)

East Texas
Titus	$338,570	1	2	52.3	4.5
Bowie	258,935	1	5	18.0	3.9
Lamar	190,753	3	2	19.7	5.2
Hopkins	83,212	3	1	12.7	1.6
Camp	59,080	3	1	22.2	1.6
Gregg	55,472	14	2	1.7	79.7
Hunt	52,699	5	1	5.5	1.9
Red River	44,010	2	1	27.8	0.2
Harrison	35,920	8	1	4.4	3.3
Franklin	35,440	2	1	15.8	2.9
Cass	31,128	4	1	9.6	16.7

Dallas/Fort Worth Metroplex
Dallas	104,878	54	2	0.1	N/A
Rockwall	61,018	7	2	4.3	N/A
Denton	11,056	34	2	0.1	N/A

Bryan/College Station
Brazos	136,445	10	2	3.0	N/A

Total	$1,498,616		26		10.7

* Data as of June 30, 2016; Source: FDIC. As of December 31, 2016, we operated three banking locations in Brazos County and one in Gregg County.

Our traditional East Texas market is a stable region comprised primarily of smaller communities served by forestry, oil and gas, manufacturing, government, education and healthcare related industries. According to the Texas Comptroller of Public Accounts, job growth in East Texas for the period between 2004 and 2014 was 9.8%, compared to 5.5% nationally during the same period. Major employers in our East Texas market include Kimberly-Clark, Campbell Soup, Pilgrim’s Pride, Priefert Manufacturing, Luminant Electric Generation and Mining, Big Tex Trailer Manufacturing, Walmart, Eastman Chemical, Red River Army Depot & Tenants, Cooper Tire & Rubber, International Paper and several regional and county hospitals, government agencies and independent school districts. The table below includes some basic information on each of the East Texas counties in which we operate:

Texas County	Population (2015 estimate)	Population Growth since 2010 (estimated)	Median Household Income (2015 estimate)
Bowie	93,389	0.9%	$42,670
Camp	12,682	2.3%	$37,851
Cass	30,313	-0.5%	$37,352
Franklin	10,651	0.4%	$41,537
Gregg	124,108	1.9%	$47,639
Harrison	66,746	1.7%	$45,974
Hopkins	36,223	3.0%	$44,936
Hunt	89,844	4.3%	$45,197
Lamar	49,440	-0.7%	$40,748
Red River	12,455	-3.2%	$31,563
Titus	32,623	0.9%	$44,178

* Data as of July 1, 2015; Source: US Census Bureau.

Our East Texas market has a relatively low cost of living and a workforce with lower wage requirements as compared to more urban areas of Texas. According to the Texas Workforce Commission, the mean annual wages for all occupations in the North East Texas Workforce Development Area (which includes thirteen of our twenty-six locations, including our headquarters, and almost two-thirds of our deposits) for the second quarter of 2016 was $37,076, compared to $52,000 in Texas and $51,428 nationally. According to the Texas Comptroller of Public Accounts, the East Texas region supports a stable workforce and continues to serve as a key supplier of resources vital to the Texas economy.

Our decision to expand into Bryan/College Station and the Dallas/Fort Worth metroplex was driven by their proximity to our traditional East Texas market, strong economic and demographic growth in those markets, and our ability to attract talented bankers and employees to facilitate our expansion in those markets. According to US Census Bureau estimates, as of July 2015, the Dallas/Fort Worth metroplex was the fourth most populous metro area in the United States, with a population of over 7.1 million. The Dallas/Fort Worth metroplex has a low unemployment rate relative to the national rate (3.7% compared to 4.5% in 2016) and high annual job growth relative to the national rate (2.7% compared to 1.5% in 2016), according to the US Bureau of Labor Statistics, with the 92,300 new jobs added in 2016 accounting for almost half of the 188,000 jobs added in the state of Texas. The Dallas/Fort Worth metroplex is the second fastest growing metro area in the United States in absolute terms, behind only Houston, adding almost 400 new residents per day between 2014 and 2015, according to the US Census Bureau. The market is well-diversified, without being overly reliant on any particular sector, and is the headquarters for 20 Fortune 500 and 39 Fortune 1000 companies.

The adjoining towns of Bryan and College Station are well-situated between Austin, Houston, and Dallas, three of the four largest metro areas in Texas and two of the five largest in the nation, and within 170 miles of San Antonio, the third-largest metro area in Texas. Bryan/College Station had an estimated combined population of approximately 190,000 in 2015, an increase of almost 20,000 people since 2010, according to the

US Census Bureau. College Station is home to Texas A&M University, the largest institution of higher learning in the state, which helps explain the market’s relatively young (in 2010, the US Census Bureau found 73.7% of residents were between ages 18 and 64, compared to 62.4% in Texas and 63.0% nationally) and well-educated (in 2015, the US Census Bureau estimated 42.6% of residents over age 25 had a bachelor’s degree or higher, compared to 27.6% in Texas and 29.8% nationally) population. According to the US Bureau of Labor Statistics, Bryan/College Station’s unemployment rate in December 2016 was 3.4%, compared to 4.6% in Texas and 4.7% nationally. The local governments of Bryan and College Station have pro-business attitudes and policies, as evidenced by their recent partnering with each other and Texas A&M University to create a business district known as Atlas to attract companies engaged in the manufacture of biologics, pharmaceuticals, nutraceuticals and medical devices, with the project just breaking ground in January of this year. In 2013, Cognizant, a Fortune 500 technology company, relocated from New Jersey to College Station, citing the pro-business environment in College Station and Texas generally and the availability of a young and educated workforce.

Recent Developments

We expect to report net income in the range of $[                ] million to $[                ] million for the three months ended March 31, 2017 as compared to $2.7 million for the three months ended March 31, 2016 and $3.6 million for the three months ended December 31, 2016.    The increase in net income for these periods is primarily attributable to growth in outstanding loans and a corresponding increase in net interest income.

As of March 31, 2017, total loans were $[                ] million, representing a $[                ] million increase from December 31, 2016 and a $[                ] million increase from March 31, 2016. Total deposits were $[                ] million as of March 31, 2017, representing an increase of $[                ] million from December 31, 2016, and a $[                ] million increase from March 31, 2016. Increases in our total loans and total deposits were largely driven by execution of our strategic plan and our continued focus on strengthening and developing new and existing customer relationships in our market areas.

Our expected net income for the three month period ending March 31, 2017 is a preliminary estimate and subject to closing procedures, which we expect to complete after the completion of this offering. These closing procedures could result in material changes to our preliminary estimate indicated above. The foregoing estimate constitutes a forward-looking statement and is subject to risks and uncertainties, including those described under “Risk Factors” in this prospectus. Accordingly, our final results for the three month period ending March 31, 2017 may not be consistent with the foregoing estimates. See “Risk Factors—Risks Related to Our Business” and “Forward-Looking Statements.”

Our Corporate Information

Our principal executive office is located at 201 South Jefferson Avenue, Mount Pleasant, Texas 75455, and our telephone number is (903) 572-9881. Our website address is www.gnty.com. Information contained on or that can be accessed through our website does not constitute a part of this prospectus and is not incorporated by reference into this prospectus.

The Offering

Common stock offered by us	[ ] shares.

Underwriters’ over-allotment option to purchase additional shares of common stock	[ ] shares.

Common stock to be outstanding after this offering	[ ] shares of common stock, assuming the underwriters do not exercise their over-allotment option ([ ] shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	Assuming an initial public offering price of $[ ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $[ ] million (or $[ ] million if the underwriters exercise in full their over-allotment option), after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds to us from this offering to further implement our expansion strategy (though we do not have any immediate plans to do so), repay a portion of our corporate debt, fund organic growth in our banking markets and for general corporate purposes. See “Use of Proceeds.”

Dividend policy	Following the completion of this offering, we anticipate paying a quarterly dividend on our common stock in an amount equal to approximately 25.0% to 30.0% of our net income for the immediately preceding quarter, subject to the discretion of our board of directors. Dividends from Guaranty Bank & Trust are the principal source of funds for the payment of dividends on our common stock. Guaranty Bank & Trust is subject to certain restrictions that may limit its ability to pay dividends to us. See “Dividend Policy.”

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to [            ] shares of common stock offered by this prospectus for sale to our directors, officers, employees and certain other persons who have expressed an interest in purchasing shares in this offering. We will offer these reserved shares to the extent permitted under applicable laws and regulations in the United States through a directed share program. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described in “Underwriting — Lock-Up Agreements.” The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Securities owned by directors and executive officers	As of December 31, 2016, our directors and executive officers beneficially owned approximately 24.3% of our outstanding common stock, including shares held by our KSOP. Following the completion of this offering, we anticipate that our directors and executive officers will beneficially own approximately [ ]% of our common stock (or [ ]% if the underwriters exercise their over-allotment option in full). See “Principal Shareholders.”

Listing	We have applied to list our common stock on the NASDAQ Global Select Market under the trading symbol “GNTY.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 20, for a discussion of factors that you should carefully consider before investing in our common stock.

References in this section to the number of shares of our common stock outstanding after this offering are based upon 8,751,923 shares of common stock issued and outstanding as of December 31, 2016. Unless expressly indicated or the context requires otherwise, all information in this prospectus:

•	assumes no exercise by the underwriters of their right to purchase up to an additional [ ] shares of our common stock to cover over-allotments;

•	assumes that the shares of common stock sold in this offering are sold at $[ ] per share, which is the mid-point of the range set forth on the cover page of this prospectus;

•	does not attribute to any director, officer, or principal shareholder any purchases of shares of our common stock in this offering, including through the directed share program described in “Underwriting – Directed Share Program;”

•	excludes 1,000,000 shares of our common stock reserved for issuance under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan, 331,000 of which are currently subject to outstanding stock options with a weighted exercise price of $23.76 per share; and

•	excludes 9,377 shares of our common stock subject to outstanding stock options issued under the DCB Financial Corp. Stock Option Plan with an exercise price of $11.94 per share, which we assumed in connection with our acquisition of DCB Financial Corp. in March 2015.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain of our summary historical consolidated financial information for each of the periods indicated. The historical information as of and for the years ended December 31, 2016 and 2015 has been derived from our audited consolidated financial statements included elsewhere in this prospectus, and the selected historical consolidated financial information as of and for the years ended December 31, 2014, 2013 and 2012 has been derived from our audited consolidated financial statements not appearing in this prospectus. The historical results set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance.

You should read the following together with the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

(Dollars in Thousands, except Per Share Amounts)
	As of December 31,
	2016	2015	2014	2013	2012
Selected Period End Balance Sheet Data:
Total assets	$1,828,336	$1,682,640	$1,334,068	$1,246,451	$1,160,070
Cash and cash equivalents	127,543	111,379	105,662	81,462	125,931
Securities available for sale	156,925	272,944	227,022	246,395	278,973
Securities held to maturity	189,371	125,031	131,068	140,571	63,866
Loans held for sale	2,563	3,867	3,915	7,118	9,379
Total loans	1,245,135	1,068,667	788,229	699,167	627,088
Allowance for loan losses	11,484	9,263	7,721	7,093	6,354
Goodwill	18,742	18,601	6,116	6,436	2,691
Core deposit intangibles, net	3,308	3,846	2,881	3,310	3,433
Noninterest-bearing deposits	358,752	325,556	250,242	213,703	195,673
Interest-bearing deposits	1,218,039	1,140,641	826,550	788,110	760,794
Total deposits	1,576,791	1,466,197	1,076,792	1,001,813	956,467
Federal Home Loan Bank advances	55,170	21,342	111,539	111,728	23,539
Subordinated debentures	19,310	21,310	9,155	11,155	9,155
Other Debt	18,286	18,000	11,000	14,000	5,500
KSOP-owned shares	31,661	35,384	36,300	30,938	26,775
Total shareholders’ equity less KSOP-owned shares	110,253	102,352	75,989	66,157	70,964
Pro forma total shareholders’ equity(1)	141,914	137,736	112,289	97,095	97,739

	As of and for the Years Ended December 31,
	2016	2015	2014	2013	2012
Selected Income Statement Data:
Net interest income	$53,840	$47,759	$39,123	$35,368	$31,843
Provision for loan losses	3,640	2,175	1,322	1,745	1,064
Net interest income after provision for loan losses	50,200	45,584	37,801	33,623	30,779
Noninterest income	13,016	11,483	10,792	11,562	14,218
Noninterest expense	46,380	42,594	34,854	31,400	29,521
Net realized gain (loss) on sale of securities	82	77	(212)	578	3,590
Income before income tax	16,836	14,473	13,739	13,785	15,476
Income tax (benefit) expense(2)	4,715	4,362	4,023	(3,573)	—
Net earnings	12,121	10,111	9,716	17,358	15,476
Dividends paid to common shareholders(2)	4,615	4,526	11,863	3,453	3,223

	As of and for the Years Ended December 31,
	2016	2015	2014	2013	2012
Per Share Data:
Earnings per common share, basic(3)	$1.35	$1.15	$1.25	$2.40	$2.21
Earnings per common share, diluted(3)	1.35	1.15	1.25	2.40	2.21
Book value per common share(4)	16.22	15.47	14.01	13.17	13.67
Tangible book value per common share(4)(5)	13.70	12.95	12.89	11.84	12.81
Weighted average common shares outstanding, basic, in thousands(6)	8,968	8,796	7,771	7,241	7,011
Weighted average common shares outstanding, diluted, in thousands(6)	8,976	8,802	7,771	7,243	7,013

	As of and for the Years Ended December 31,
	2016	2015	2014	2013 (pro forma)	2012 (pro forma)
Pro Forma Information as if a C Corporation:
Income before income taxes	$16,836	$14,473	$13,739	$13,785	$15,476
Income tax provision	4,715	4,362	4,023	4,009	4,856
Pretax pre-provision and pre-securities gain (loss)	20,394	16,571	15,273	14,952	12,950
Net earnings	12,121	10,111	9,716	9,776	10,620
Basic earnings per share(3)	1.35	1.15	1.25	1.35	1.52
Diluted earnings per share(3)	1.35	1.15	1.25	1.35	1.51

	As of December 31,
	2016	2015	2014	2013	2012
Summary Performance Ratios:
Return on average assets(7)(8)	0.68%	0.65%	0.76%	1.47%	1.38%
Return on average equity(7)(8)	8.34	7.44	8.69	17.98	16.40
Net interest margin(9)	3.27	3.33	3.33	3.23	3.07
Efficiency ratio(10)	69.46	71.99	69.53	67.74	69.51
Loans to deposits ratio(11)	78.97	72.89	73.20	69.79	65.56
Noninterest income to average assets(7)	0.73	0.74	0.85	0.98	1.27
Noninterest expense to average assets(7)	2.61	2.75	2.74	2.67	2.64
Summary Credit Quality Ratios:
Nonperforming assets to total assets	0.33%	0.25%	0.37%	0.69%	0.55%
Nonperforming loans to total loans(11)	0.35	0.23	0.52	1.03	0.78
Allowance for loan losses to nonperforming loans	260.47	381.04	189.38	98.06	129.51
Allowance for loan losses to total loans(11)	0.92	0.87	0.98	1.01	1.01
Net charge-offs to average loans outstanding(12)	0.12	0.06	0.09	0.15	0.11
Capital Ratios:
Total shareholders’ equity to total assets	7.76%	8.19%	8.42%	7.79%	8.43%
Tangible common equity to tangible assets(13)	6.64	6.94	7.80	7.06	7.94
Common equity tier 1 capital (CET1) to risk-weighted assets	9.28	10.43	N/A	N/A	N/A
Tier 1 capital to average assets(7)	7.71	8.33	9.05	8.80	8.87
Tier 1 capital to risk-weighted assets	10.03	11.30	13.65	13.30	14.01
Total capital to risk-weighted assets	10.86	12.08	14.57	14.22	14.92

(1)	Reflects the total shareholders’ equity of the Company after giving effect to the KSOP Repurchase Right Termination.

(2)

Effective January 1, 2008, we made an election to be taxed for federal income tax purposes as a Subchapter S corporation under the provisions of Sections 1361 through 1379 of the Internal Revenue Code. We terminated our election to be taxed as a Subchapter S corporation effective December 31, 2013. As a result, for the taxable periods applicable to the years ended December 31, 2008 through December 31, 2013, our net income was not subject to, and we did not pay, U.S. federal income taxes, and no provision or liability for federal or state income tax has been included in our audited consolidated financial statements for the years ended December 31, 2012 and 2013, except as presented on a pro forma basis in our audited consolidated financial statements for the year ended December 31, 2013. Additionally, distributions made to our shareholders in respect of their federal income tax liability of $5.2 million in 2012 and $10.2 million in 2013 are not considered dividends paid to common shareholders. Despite the termination of our Subchapter S election, we paid dividends of $0.50 per share and a special dividend of $1.00 per share for the year ended December 31, 2014, since all dividends we pay for the first 12 months following the termination of our Subchapter S election were not subject to federal income taxation.

(3)	Basic and diluted earnings per share for the years ended December 31, 2013 and 2012 are currently based on income before taxes due to our conversion from an S corporation to a C corporation, effective December 31, 2013. However, unaudited pro forma information is presented as if a C corporation for all periods under the heading “Unaudited Pro Forma Information as if a C Corporation.”

(4)	Book value per common share and tangible book value per common share calculations reflect the Company’s pro forma total shareholders’ equity.

(5)	We calculate tangible book value per common share as total shareholders’ equity less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a financial measure that is not recognized by, or calculated in accordance with, U.S. generally accepted accounting principles, or GAAP, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is total shareholders’ equity per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

(6)	Weighted average common shares outstanding as of December 31, 2013 and 2012 have been adjusted to reflect the 2-for-1 stock split we completed on August 20, 2014.

(7)	We calculate our average assets and average equity for a period by dividing the period end balances of our total assets or total shareholders’ equity, as the case may be, by the number of months in the period.

(8)	We have calculated our return on average assets and return on average equity for a period by dividing net earnings for that period by our average assets and average equity, as the case may be, for that period.

(9)	Net interest margin represents net interest income divided by average interest-earning assets.

(10)	The efficiency ratio was calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding securities losses or gains. Taxes are not part of this calculation.

(11)	Excludes loans held for sale of $2.6 million, $3.9 million, $3.9 million, $7.1 million, and $9.4 million for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, respectively.

(12)	Includes average outstanding balances of loans held for sale of $3.0 million, $4.4 million, $4.2 million, $6.3 million, and $5.9 million for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, respectively.

(13)	We calculate tangible common equity as total shareholders’ equity less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles and other intangible assets, net of accumulated amortization. Tangible common equity to tangible assets is a financial measure that is not recognized by or calculated in accordance with GAAP, or a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks could have an adverse effect on our business, financial condition, results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We may not be able to implement aspects of our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

Our expansion strategy focuses on organic growth, supplemented by strategic acquisitions and expansion of the Bank’s banking location network, or de novo branching. We may not be able to execute on aspects of our expansion strategy, which may impair our ability to sustain our historical rate of growth or prevent us from growing at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable acquisition candidates. Various factors, such as economic conditions and competition with other financial institutions, may impede or prohibit the growth of our operations, the opening of new banking locations and the consummation of acquisitions. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to effectively manage growth, which is dependent upon a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. If we fail to implement one or more aspects of our strategy, we may be unable to maintain our historical earnings trends, which could have an adverse effect on our business, financial condition and results of operations.

We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching.

Our business strategy includes evaluating strategic opportunities to grow through de novo branching, and we believe that banking location expansion has been meaningful to our growth since inception. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking location and successfully integrate and promote our corporate culture; poor market reception for de novo banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo branching could have an adverse effect on our business, financial condition and results of operations.

We may not be able to overcome the integration and other risks associated with acquisitions, which could have an adverse effect on our ability to implement our business strategy.

Although we plan to continue to grow our business organically and through de novo branching, we also intend to pursue acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability and provide attractive risk-adjusted returns. Our acquisition activities could be material to our business and involve a number of risks, including the following:

•	intense competition from other banking organizations and other acquirers for potential merger candidates;

•	market pricing for desirable acquisitions resulting in returns that are less attractive than we have traditionally sought to achieve;

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including consumer compliance issues;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	losing key employees and customers;

•	reputational issues if the target’s management does not align with our culture and values;

•	significant problems relating to the conversion of the financial and customer data of the target;

•	integration of acquired customers into our financial and customer product systems;

•	risks of impairment to goodwill; or

•	regulatory timeframes for review of applications may limit the number and frequency of transactions we may be able to consummate.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy, which, in turn, could have an adverse effect on our business, financial condition and results of operations.

A key piece of our expansion strategy is a focus on decision-making authority at the branch and market level, and our business, financial condition, results of operations and prospects could be adversely affected if our local teams do not follow our internal policies or are negligent in their decision-making.

In order to be able to provide the responsive and individualized customer service that distinguishes us from competitors and in order to attract and retain management talent, we empower our local management teams to make certain business decisions on the local level. Lending authorities are assigned to branch presidents and their banking teams based on their experience, with all loan relationships in excess of internal specified maximums being reviewed by the Bank’s Directors’ Loan Committee, comprised of senior management of the Bank, or the Bank’s board of directors, as the case may be. Our local lenders may not follow our internal procedures or otherwise act in our best interests with respect to their decision-making. A failure of our employees to follow our internal policies, or actions taken by our employees that are negligent or not in our best interests could have an adverse effect on our business, financial condition and results of operations.

Difficult market conditions and economic trends have recently and adversely affected the banking industry and could adversely affect our business, financial condition and results of operations in the future.

We are operating in an uncertain economic environment, including generally uncertain conditions nationally and locally in our industry and markets. Although economic conditions have improved in recent years, financial institutions continue to be affected by volatility in the real estate market in some parts of the country and uncertain regulatory and interest rate conditions. We retain direct exposure to the residential and commercial real estate markets in Texas and are affected by these events. In addition, financial institutions in Texas have been affected by the recent volatility with the oil and gas industry and significant decrease in energy prices. Although we do not have material direct exposure to the oil and gas industry, we retain some indirect exposure, as some of our customers’ businesses are directly affected by volatility with the oil and gas industry and energy prices.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our loan portfolio is made more complex by uncertain market and economic conditions. Another national economic downturn or deterioration of conditions in our markets could result in losses beyond those that are provided for in our allowance for loan losses and lead to the following consequences:

•	increases in loan delinquencies;

•	increases in non-performing assets and foreclosures;

•	decreases in demand for our products and services, which could adversely affect our liquidity position; and

•	decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers’ borrowing power and repayment ability.

While economic conditions in Texas and the United States continue to show signs of recovery, there can be no assurance that these conditions will continue to improve. Although real estate markets have generally stabilized in portions of the United States, including Texas, a resumption of declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our business, financial condition and results of operations. In addition, continued volatility in the oil and gas industry and relatively low energy prices could have an adverse effect on our borrowers or their customers, including declines in real estate values and job losses, which could adversely affect our business, financial condition and results of operations.

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Many of our loans are made to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio could lead to unexpected losses and have an adverse effect on our business, financial condition and results of operations.

We are dependent on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations.

Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Act stress testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR) submissions, we anticipate that model-derived testing may become more extensively implemented by regulators in the future.

We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress-testing in the future, adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers’ ability to repay loans.

We focus our business development and marketing strategy primarily on small- to medium-sized businesses. As of December 31, 2016, we had approximately $572.5 million of loans to businesses, which represents approximately 46.0% of our total loan portfolio. Small- to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- and medium-sized business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have an adverse effect on the business and its ability to repay its loan. If our borrowers are unable to repay their loans, our business, financial condition and results of operations could be adversely affected.

Our commercial real estate and real estate construction loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.

As of December 31, 2016, approximately $456.1 million, or 36.6%, of our total loans were nonresidential real estate loans (including owner occupied commercial real estate loans) and approximately $129.4 million, or 10.4%, of our total loans were construction and land development loans. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate due to the fluctuation of real estate values. Additionally, non-owner occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our non-owner occupied commercial real estate loan portfolio could require us to increase our allowance for loan losses, which would reduce our profitability and could have an adverse effect on our business, financial condition and results of operations.

Construction and land development loans also involve risks because loan funds are secured by a project under construction and the project is of uncertain value prior to its completion. It can be difficult to accurately evaluate the total funds required to complete a project, and construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, we may be unable to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, incur taxes, maintenance and compliance costs for a foreclosed property and may have to hold the property for an indeterminate period of time, any of which could adversely affect our business, financial condition and results of operations.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

As of December 31, 2016, approximately $948.4 million, or 76.2%, of our total loans were loans with real estate as a primary or secondary component of collateral. Real estate values in many Texas markets have experienced periods of fluctuation over the last five years. The market value of real estate can fluctuate significantly in a short period of time. As a result, adverse developments affecting real estate values and the liquidity of real estate in our primary markets or in Texas generally could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operations. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have an adverse effect on our business, financial condition and results of operations. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which would adversely affect our business, financial condition and results of operations.

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned, or OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our combined and consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations. As of December 31, 2016, we held OREO and repossessed property and equipment that was valued at $1.7 million and $3.5 million, respectively.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. As of December 31, 2016, we held approximately $1.7 million in OREO in a special purpose subsidiary that is currently marketed for sale. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to general or local economic condition, environmental cleanup liability, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or writedowns in the value of other real estate owned, could have an adverse effect on our business, financial condition and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. While historically Texas has had foreclosure laws that are favorable to lenders, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and we cannot be certain that Texas will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such could have an adverse effect on our business, financial condition and results of operation.

A portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could expose us to credit losses.

As of December 31, 2016, approximately $224.0 million, or 18.0%, of our total loans were commercial loans to businesses. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment, and most are backed by a personal guaranty of the borrower or principal. These commercial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate exposing us to increased credit risk. In addition, a portion of our customer base, including customers in the energy and real estate business, may be in industries which are particularly sensitive to commodity prices or market fluctuations, such as energy prices. Accordingly, negative changes in commodity prices and real estate values and liquidity could impair the value of the collateral securing these loans. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

We maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. As of December 31, 2016, our allowance for loan losses totaled $11.5 million, which represents approximately 0.92% of our total loans. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their periodic examination, review our methodology for calculating, and the adequacy of, our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses. Finally, the measure of our allowance for loan losses is dependent on the adoption and interpretation of accounting standards. The Financial Accounting Standards Board recently issued a new credit impairment model, the Current Expected Credit Loss, or CECL model, which will become applicable to us on January 1, 2020, though we may choose to adopt CECL on January 1, 2019, or may be encouraged by our regulators to do so. CECL will require financial institutions to estimate and develop a provision for credit losses at origination for the lifetime of the loan, as opposed to reserving for incurred or probable losses up to the balance sheet date. Under the CECL model, credit deterioration would be reflected in the income statement in the period of origination or acquisition of the loan, with changes in expected credit losses due to further credit deterioration or improvement reflected in the periods in which the expectation changes. Accordingly, the CECL model could require financial institutions like the Bank to increase their allowances for loan losses. Moreover, the CECL model likely would create more volatility in our level of allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting beginning as of that second annual report on Form 10-K.

We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. In addition, we have hired additional accounting personnel in anticipation of our transition from a private company to a public company. Our actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets and cause the price of our common stock to decline and subject us to regulatory penalties.

We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our executive management team and other key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for qualified employees is intense, and the process of locating key personnel with the combination of skills, attributes and business relationships required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have an adverse effect on our business because of their skills, knowledge of and business relationships within our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have an adverse effect on our business, financial condition, results of operations and future prospects.

We earn income by originating residential mortgage loans for resale in the secondary mortgage market, and disruptions in that market could reduce our operating income.

Historically, we have earned income by originating mortgage loans for sale in the secondary market. A historical focus of our loan origination and sales activities has been to enter into formal commitments and informal agreements with larger banking companies and mortgage investors. Under these arrangements, we originate single family mortgages that are priced and underwritten to conform to previously agreed criteria before loan funding and are delivered to the investor shortly after funding. For the year ended December 31, 2015 and the year ended December 31, 2016, we earned approximately $1.1 million and $1.7 million, respectively, from these activities. However, in the recent past, disruptions in the secondary market for residential mortgage loans have limited the market for, and liquidity of, most mortgage loans other than conforming Fannie Mae and Federal Home Loan Mortgage Corporation, or Freddie Mac, loans. The effects of these disruptions in the secondary market for residential mortgage loans may reappear.

In addition, because government-sponsored entities like Fannie Mae and Freddie Mac, who account for a substantial portion of the secondary market, are governed by federal law, any future changes in laws that significantly affect the activity of these entities could, in turn, adversely affect our operations. In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the federal government. The federal government has for many years considered proposals to reform Fannie Mae and Freddie Mac, but the results of any such reform and their impact on us are difficult to predict. To date, no reform proposal has been enacted.

These disruptions may not only affect us but also the ability and desire of mortgage investors and other banks to purchase residential mortgage loans that we originate. As a result, we may not be able to maintain or grow the income we receive from originating and reselling residential mortgage loans, which would reduce our operating income. Additionally, we may be required to hold mortgage loans that we originated for sale, increasing our exposure to interest rate risk and the value of the residential real estate that serves as collateral for the mortgage loan.

Delinquencies, defaults and foreclosures in residential mortgages create a higher risk of repurchases and indemnity requests.

We originate residential mortgage loans for sale to government-sponsored enterprises, such as Fannie Mae, Freddie Mac and other investors. As a part of this process, we make various representations and warranties to these purchasers that are tied to the underwriting standards under which the investors agreed to purchase the loan. If a representation or warranty proves to be untrue, we could be required to repurchase one or more of the mortgage loans or indemnify the investor. Repurchase and indemnity obligations tend to increase during weak economic times, as investors seek to pass on the risks associated with mortgage loan delinquencies to the originator of the mortgage. In 2013 and 2014, we repurchased three residential mortgage loans sold to government-sponsored enterprises with an aggregate principal amount of $405,000, all of which were fully paid with no remaining principal balance as of December 31, 2016. If we are forced to repurchase additional mortgage loans that we have previously sold to investors, or indemnify those investors, our business, financial condition and results of operations could be adversely affected.

A lack of liquidity could impair our ability to fund operations and adversely impact our business, financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans, and other sources could have a substantial negative effect on our liquidity.

Our most important source of funds is deposits. As of December 31, 2016, approximately $1.2 billion, or 78.3%, of our total deposits were demand, savings and money market accounts. Historically our savings, money market deposit accounts and demand accounts have been stable sources of funds However, these deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors that may be outside of our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate customer deposits, changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits, increasing our funding costs and reducing our net interest income and net income.

The $341.6 million remaining balance of deposits consisted of certificates of deposit, of which $252.0 million, or 16.0% of our total deposits, were due to mature within one year. Historically, a majority of our certificates of deposit are renewed upon maturity as long as we pay competitive interest rates. These customers are, however, interest-rate conscious and may be willing to move funds into higher-yielding investment alternatives. If customers transfer money out of the Bank’s deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by our ability to borrow from the Federal Reserve Bank of Dallas and the Federal Home Loan Bank of Dallas, or the FHLB. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in Texas or by one or more adverse regulatory actions against us.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have an adverse effect on our business, financial condition and results of operations.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including interbank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve System. We may not be able to obtain capital on acceptable terms — or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of our bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition or results of operations.

We have a concentration of deposit accounts with state and local municipalities that is a material source of our funding, and the loss of these deposits or significant fluctuations in balances held by these public bodies could force us to fund our business through more expensive and less stable sources.

As of December 31, 2016, $316.4 million, or approximately 20.1%, of our total deposits consisted of deposit accounts of public bodies, such as state or local municipalities, or public funds. These types of deposits are often secured and typically fluctuate on a seasonal basis due to timing differences between tax collection and expenditures. Withdrawals of deposits or significant fluctuation in a material portion of our largest public fund depositors could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have an adverse effect on our business, financial condition and results of operations.

We are subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international economic weakness and disorder and instability in domestic and foreign financial markets. As of December 31, 2016, approximately 51.1% of our interest-earning assets and approximately 68.5% of our interest-bearing liabilities had a variable rate. Our interest rate sensitivity profile was asset sensitive as of December 31, 2016, meaning that we estimate our net interest income would increase more from rising interest rates than from falling interest rates.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have an adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. If short-term interest rates continue to remain at their historically low levels for a prolonged period and assuming longer-term interest rates fall further, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have an adverse effect on our net interest income and could have an adverse effect on our business, financial condition and results of operations.

Our business is concentrated in, and largely dependent upon, the continued growth and welfare of our primary markets, and adverse economic conditions in these markets could negatively impact our operations and customers.

Our business, financial condition and results of operations are affected by changes in the economic conditions of our primary markets of East Texas, Bryan/College Station, Texas and the Dallas/Fort Worth metroplex. Our success depends to a significant extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in our primary markets. Economic conditions within our primary markets, and the state of Texas in general, are influenced by the energy sector generally and the price of oil and gas specifically. Although our customers’ business and financial interests may extend well beyond our primary markets, adverse conditions that affect our primary markets, including future declines in oil prices, could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of collateral underlying our loans, affect our ability to attract deposits and generally affect our business, financial condition, results of operations and future prospects. Due to our geographic concentration within our primary markets, we may be less able than other larger regional or national financial institutions to diversify our credit risks across multiple markets.

We face strong competition from financial services companies and other companies that offer banking services.

We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, nonbank financial services companies and other financial institutions operating within or near the areas we serve. Additionally, certain large banks headquartered outside of our markets and large community banking institutions target the same customers we do. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The banking industry is experiencing rapid changes in technology, and, as a result, our future success will depend in part on our ability to address our customers’ needs by using technology. Customer loyalty can be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer. Increased lending activity of competing banks following the recent downturn has also led to increased competitive pressures on loan rates and terms for high-quality credits. We may not be able to compete successfully with other financial institutions in our markets, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability.

Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Our inability to compete successfully in the markets in which we operate could have an adverse effect on our business, financial condition or results of operations.

Our trust and wealth management division derives its revenue from noninterest income and is subject to operational, compliance, reputational, fiduciary and strategic risks that could adversely affect our business, financial condition and results of operations.

Our trust and wealth management division subjects us to a number of different risks from our commercial activities, any of which could adversely affect our business, financial condition and results of operations. Operational or compliance risk entails inadequate or failed internal processes, people and systems or changes driven by external events. Success in the trust and wealth management business is highly dependent on reputation. Damage to our reputation from negative opinion in the marketplace could adversely impact both revenue and net income. Such results could also be affected by errors in judgment by management or the board, the improper implementation of business decisions or by unexpected external events. Our success in this division is also dependent upon our continuing ability to generate investment results that satisfy our clients and attract prospective clients, which may be adversely impacted by factors that are outside of our control. In addition, our trust and wealth management division is subject to fiduciary risks and risks associated with adverse decisions regarding the scope of fiduciary liabilities. If any claims or legal actions regarding our fiduciary role are not resolved in a manner favorable to us, we may be exposed to significant financial liability and our reputation could be damaged. Either of these results may adversely impact demand for our products and services, including those unrelated to our trust and wealth management division, or otherwise have an adverse effect on our business, financial condition or results of operation.

Additional risks resulting from our mortgage warehouse lending business could have an adverse effect on our business, financial condition and results of operations.

A portion of our lending involves the origination of mortgage warehouse lines of credit. Risks associated with our mortgage warehouse loans include credit risks relating to the mortgage bankers that borrow from us, including the risk of intentional misrepresentation or fraud; changes in the market value of mortgage loans originated by the mortgage banker, the sale of which is the expected source of repayment of the borrowings under a warehouse line of credit, due to changes in interest rates during the time in warehouse; and originations of mortgage loans that are unsalable or impaired, which could lead to decreased collateral value and the failure of a purchaser of the mortgage loan to ultimately purchase the loan from the mortgage banker. Any one or a combination of these events may adversely affect our loan portfolio and may result in increased delinquencies, loan losses and increased future provision levels, which, in turn, could adversely affect our business, financial condition and results of operations.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we implement new lines of business, or offer new products and product enhancements as well as new services within our existing lines of business and we will continue to do so in the future. For example, in 2015, we established our warehouse mortgage lending division and plan to launch our new eWarehouse platform for this division in the second quarter of 2017, which we expect will be one of a only a few such platforms offered by banks nationally. We also have plans to enhance our trust and wealth management division. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have an adverse impact on our business, financial condition or results of operations.

Negative public opinion regarding our company or failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.

As a community bank, our reputation within the communities we serve is critical to our success. We believe we have set ourselves apart from our competitors by building strong personal and professional relationships with our customers and being active members of the communities we serve. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, we may be less successful in attracting new talent and customers or may lose existing customers, and our business, financial condition and results of operations could be adversely affected. Further, negative public opinion can expose us to litigation and regulatory action and delay and impede our efforts to implement our expansion strategy, which could further adversely affect our business, financial condition and results of operations.

We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While we attempt to invest a significant majority of our total assets in loans (our loan to asset ratio was 67.5% as of December 31, 2016), we invest a percentage of our total assets (18.9% as of December 31, 2016) in investment securities with the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. As of December 31, 2016, the fair value of our available for sale investment securities portfolio was $156.9 million, which included a net unrealized loss of $3.3 million. Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. As of December 31, 2016, there was other-than-temporary impairment in the amount of $324,495 that we recognized in 2013 related to one non-agency security in our investment portfolio with a $2.9 million carrying value. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our business, financial condition and results of operations.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.

There could be material changes to our financial statements and disclosures if there are changes in accounting standards or regulatory interpretations of existing standards

From time to time the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how new or existing standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently and retrospectively, in each case resulting in our needing to revise or restate prior period financial statements, which could materially change our financial statements and related disclosures, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We outsource some of our operational activities and accordingly depend on a number of relationships with third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, core systems support, informational website hosting, internet services, online account opening and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, a cyber security breach involving any of our third-party service providers, or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service.

As a result, if these third-party service providers experience difficulties, are subject to cyber security breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

In addition, the Bank’s primary federal regulator, the Office of the Comptroller of the Currency, or OCC, has recently issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the OCC, have recently issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Accordingly, our operations could be interrupted if any of our third-party service providers experience difficulty, are subject to cyber security breaches, terminate their services or fail to comply with banking regulations, which could adversely affect our business, financial condition and results of operations. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank, which could adversely affect our business, financial condition and results of operations.

System failure or cyber security breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.

Our computer systems and network infrastructure could be vulnerable to hardware and cyber security issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal sources. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect our computer systems and network infrastructure, including our digital, mobile and internet banking activities, against damage from physical break-ins, cyber security breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential customers. We regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cyber security breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a system breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost effective basis.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop on a cost effective basis systems that will enable us to keep pace with such developments. As a result, they may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.

Employee errors and employee or customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect our business, financial condition and results of operations.

In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the resulting monetary losses we may suffer, which could adversely affect our business, financial condition and results of operations.

Our primary markets are susceptible to natural disasters and other catastrophes that could negatively impact the economies of our markets, our operations or our customers, any of which could have an adverse effect on us.

A significant portion of our business is generated from our primary markets of East Texas, Bryan/College Station, Texas and the Dallas/Fort Worth metroplex, which are susceptible to damage by tornadoes, floods, droughts and other natural disasters and adverse weather. In addition to natural disasters, man-made events, such as acts of terror and governmental response to acts of terror, malfunction of the electronic grid and other infrastructure breakdowns, could adversely affect economic conditions in our primary markets. These catastrophic events can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. If the economies in our primary markets experience an overall decline as a result of a catastrophic event, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a catastrophic event. A natural disaster or other catastrophic event could, therefore, result in decreased revenue and loan losses that have an adverse effect on our business, financial condition and results of operations.

We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.

In the course of our business, we may purchase real estate in connection with our acquisition and expansion efforts, or we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have an adverse effect on our business, financial condition and results of operations.

We are subject to claims and litigation pertaining to intellectual property.

Banking and other financial services companies, such as our company, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition and results of operations.

If the goodwill that we have recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase of another financial institution. We review goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired.

Our goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared to its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of December 31, 2016, our goodwill totaled $18.7 million. While we have not recorded any impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of our existing goodwill or goodwill we may acquire in the future will not result in findings of impairment and related write-downs, which could adversely affect our business, financial condition and results of operations.

Risks Related to the Regulation of Our Industry

The ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, could adversely affect our business, financial condition, and results of operations.

On July 21, 2010, the Dodd-Frank Act was signed into law, and the process of implementation is ongoing. The Dodd-Frank Act imposes significant regulatory and compliance changes on many industries, including ours. There remains significant uncertainty surrounding the manner in which the provisions of the Dodd-Frank Act will ultimately be implemented by the various regulatory agencies and the full extent of the impact of the requirements on our operations is unclear, especially in light of the Trump administration’s recent executive order calling for a full review of the Dodd-Frank Act and the regulations promulgated under it. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, require the development of new compliance infrastructure, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations could adversely affect our business, financial condition and results of operations.

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us.

Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that the Bank can pay to us, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.

As part of the bank regulatory process, the OCC and the Board of Governors of the Federal Reserve System, or Federal Reserve, periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, one of these federal banking agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations have become unsatisfactory, or that our Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against us, the Bank or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s deposit insurance. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation could be adversely affected.

We recently became subject to more stringent capital requirements, which may result in lower returns on equity, require the raising of additional capital, limit our ability to repurchase shares or pay dividends and discretionary bonuses, or result in regulatory action.

The Dodd-Frank Act requires the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank and savings and loan holding companies. In July 2013, the federal banking agencies published new capital rules, referred to herein as the Basel III capital rules, which revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets. The Basel III capital rules apply to all bank holding companies with $1.0 billion or more in consolidated assets and all banks regardless of size. The Basel III capital rules became effective as applied to us on January 1, 2015, with a phase-in period for the new capital conservation buffer that generally extends from January 1, 2015 through January 1, 2019. See “Supervision and Regulation — Guaranty Bancshares, Inc. — New Rules on Regulatory Capital.”

As a result of the enactment of the Basel III capital rules, we became subject to increased required capital levels. Our inability to comply with these more stringent capital requirements could, among other things, result in lower returns on equity; require the raising of additional capital; limit our ability to repurchase shares or pay dividends and discretionary bonuses; or result in regulatory actions, any of which could adversely affect our business, financial condition and results of operation.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

We intend to complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act, or the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise, we plan to continue de novo branching as a part of our expansion strategy. De novo branching and acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo banking locations could impact our business plans and restrict our growth.

Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Department of the Treasury, or the Treasury Department, to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control.

In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau, or CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The ongoing broad rulemaking powers of the CFPB have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The CFPB has indicated that it may propose new rules on overdrafts and other consumer financial products or services, which could have an adverse effect on our business, financial condition and results of operations if any such rules limit our ability to provide such financial products or services.

A successful regulatory challenge to an institution’s performance under the CRA, fair lending or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.

Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. As a result of economic conditions and the enactment of the Dodd-Frank Act, the FDIC has in recent years increased deposit insurance assessment rates, which in turn raised deposit premiums for many insured depository institutions. In 2010, the FDIC increased the Deposit Insurance Fund’s target reserve ratio to 2.0% of insured deposits following the Dodd-Frank Act’s elimination of the 1.5% cap on the insurance fund’s reserve ratio, and the FDIC as put in place a restoration plan to restore the Deposit Insurance Fund to its 1.35% minimum reserve ratio managed by the Dodd-Frank Act by September 30, 2020. If recent increases in premiums are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. Further, if there are additional financial institution failures that affect the Deposit Insurance Fund, we may be required to pay higher FDIC premiums. Our FDIC insurance related costs were $1.2 million for the year ended December 31, 2016, compared to $743,000 for the year ended December 31, 2015, and $680,000 for the year ended December 31, 2014. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could adversely affect our earnings and results of operations.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.

A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right with payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank often becomes more difficult and expensive relative to other corporate borrowings.

We could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the U.S. money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of securities by the Federal Reserve, adjustments of both the discount rate and the federal funds rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we cannot determine the effects of such policies on us at this time, such policies could adversely affect our business, financial condition and results of operations.

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

The federal banking regulators have issued guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Based on our commercial real estate concentration as of December 31, 2016, we believe that we are operating within the guidelines. However, increases in our commercial real estate lending, particularly as we expand into metropolitans markets and make more of these loans, could subject us to additional supervisory analysis. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has implemented controls to monitor our commercial real estate lending concentrations, but we cannot predict the extent to which this guidance will impact our operations or capital requirements.

Risks Related to an Investment in Our Common Stock

There is currently no regular market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

Our common stock is not currently traded on an established public trading market. From 1998 to 2005, our common stock was listed on the Nasdaq Stock Market LLC under the symbol “GNTY.” In 2005, we terminated the registration of our common stock under Section 12(g) of the Exchange Act and, consequently, terminated the listing of our common stock on the Nasdaq Stock Market LLC. Since the delisting of our common stock in 2005, shares of our common stock have been quoted on the OTC Markets under the same symbol, although there has been no material trading volume in our common stock through our quotation on the OTC Markets. As a result, since 2005 there has been no regular market for our common stock. We have applied to list our common stock on the NASDAQ Global Select Market, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to us;

•	additional or anticipated sales of our common stock or other securities by us or our existing shareholders;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors or us, including the perception that investment in Texas is unattractive or less attractive during periods of low oil prices;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our primary markets or the financial services industry.

The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Our certificate of formation authorizes us to issue up to 50,000,000 shares of our common stock, [            ] of which will be outstanding following the completion of this offering (or [            ] shares if the underwriters exercise in full their over-allotment option). All [            ] of the shares of common stock sold in this offering (or [            ] shares if the underwriters exercise in full their over-allotment option) will be freely tradable, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be resold only in compliance with the limitations described under “Shares Eligible for Future Sale.” The remaining [            ] outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be resold in the United States only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, is available. We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 1,000,000 shares of common stock issued or reserved for issuance under our equity incentive plan and an indeterminate amount of plan interests in our common stock to be offered and sold pursuant to the KSOP. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Further, in connection with this offering, we, our directors, our executive officers and certain shareholders have agreed to enter into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days from the date of this prospectus, subject to an extension in certain circumstances. The underwriters, in their discretion, may release any of the shares of our common stock subject to these lock-up agreement at any time without notice. In addition, after this offering, approximately [            ] shares of our common stock will not be subject to lock-up. The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it should be.

In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we no longer qualify as an emerging growth company. We expect to incur incremental costs related to operating as a public company of approximately $500,000 annually, although there can be no assurance that these costs will not be higher, particularly when we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the NASDAQ Global Select Market, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and the NASDAQ Global Select Market rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of this offering and the KSOP

Repurchase Right Termination to be $[        ] per share, based on an assumed initial offering price of $[        ] per share (the midpoint of the range set forth on the cover page of this prospectus) and our pro forma net tangible book value of $[        ] per share as of December 31, 2016. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment. See “Dilution.”

Securities analysts may not initiate or continue coverage on us.

The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

Our management and board of directors have significant control over our business.

As of December 31, 2016, our directors and named executive officers beneficially owned an aggregate of 2,141,384 shares, or approximately 24.3%, of our issued and outstanding shares of common stock, including 304,788 shares that are held by our KSOP and allocated to the accounts of our named executive officers. As of December 31, 2016, our KSOP owned an aggregate of 1,319,225 shares, or approximately 15.07% of our issued and outstanding shares. A committee consisting of four independent directors of the Company, which we refer to herein as the KSOP Committee, currently serves as trustee of the KSOP. Because our common stock is not currently listed on a national securities exchange, the trustee of the KSOP generally has voting power with respect to the shares of our common stock held by the KSOP, except in certain limited circumstances, such as a merger, consolidation, or other extraordinary corporate matter. As such, the KSOP Committee, as trustee of the KSOP, has voting control over the shares held by the KSOP on most matters that require a vote of our shareholders. Following completion of this offering and the listing of our common stock on the NASDAQ Global Select Market, each KSOP participant will have the right to vote the shares allocated to such participant’s account on all matters requiring a vote of our shareholders, but the KSOP committee, as trustee of the KSOP, will retain sole voting power over all shares held by the KSOP that are not allocated to participants’ accounts and all shares for which they have received no voting instructions from the participant. As of December 31, 2016, 50,000 of the 1,319,225 shares owned by our KSOP were unallocated to participants’ accounts.

Following the completion of this offering, our directors and named executive officers will beneficially own approximately [    ]% of our outstanding common stock, including 304,788 shares that are held by our KSOP and allocated to the accounts of such individuals. Consequently, our management and board of directors may be able to significantly affect the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. The interests of these insiders could conflict with the interests of our other shareholders, including you.

We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds to us from this offering to further implement our expansion strategy, repay a portion of our corporate debt, fund organic growth in our banking markets and for general corporate purposes. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets. Likewise, although we regularly consider establishing de novo banking locations and organic growth initiatives within our current and potential new markets, we do not have any immediate plans, arrangements or understandings relating to the establishment of any de novo banking locations or any other organic growth initiatives outside of the ordinary course of business.

The holders of our existing debt obligations, as well as debt obligations that may be outstanding in the future, will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest.

In the event of any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us. As of the date of this prospectus, we had outstanding approximately $[        ] million of senior debt obligations relating to advances on our senior, unsecured line of credit, $9.0 million of subordinated debt obligations and approximately $10.3 million of junior subordinated debentures issued to statutory trusts that, in turn, issued $10.0 million of trust preferred securities. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. Our debt obligations are senior to our shares of common stock. As a result, we must make payments on our debt obligations before any dividends can be paid on our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our debt obligations must be satisfied before any distributions can be made to the holders of our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of our common stock. To the extent that we issue additional debt obligations or junior subordinated debentures, the additional debt obligations or additional junior subordinated debentures will be of equal rank with, or senior to, our existing debt obligations and senior to our shares of common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

At the time of this offering, our certificate of formation will authorize us to issue up to 15,000,000 shares of one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We are an emerging growth company, and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company we may to take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have irrevocably “opted out” of this provision, and we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive because we intend to rely on certain of these exemptions, which may result in a less active trading market and increased volatility in our stock price.

We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.

Our primary tangible asset is Guaranty Bank & Trust. As such, we depend upon the Bank for cash distributions (through dividends on the Bank’s common stock) that we use to pay our operating expenses, satisfy our obligations (including our subordinated debentures and our other debt obligations) and to pay dividends on our common stock. Federal statutes, regulations and policies restrict the Bank’s ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, the OCC has the ability to restrict the Bank’s payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we will not be able to satisfy our obligations or pay dividends on our common stock.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Following the completion of this offering, we anticipate that dividends will be declared and paid in the month following the end of each calendar quarter, and we anticipate paying a quarterly dividend on our common stock in an amount equal to approximately 25.0% to 30.0% of our net income for the immediately preceding quarter. However, holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to our common shareholders.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on the subordinated debentures underlying our trust preferred securities and our other debt obligations. If required payments on our outstanding junior subordinated debentures, held by our unconsolidated subsidiary trusts, or our other debt obligations, are not made or are deferred, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

Our certificate of formation and our bylaws (each as amended and restated and in effect prior to the completion of this offering) may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our board of directors or management. Our governing documents include provisions that:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our board of directors;

•	divide our board of directors into three classes serving staggered three-year terms;

•	provide that directors may only be removed from office for cause and only upon a majority shareholder vote;

•	eliminate cumulative voting in elections of directors;

•	permit our board of directors to alter, amend or repeal our amended and restated bylaws or to adopt new bylaws;

•	require the request of holders of at least 50.0% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•	prohibit shareholder action by less than unanimous written consent, thereby requiring virtually all actions to be taken at a meeting of the shareholders;

•	require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing; and

•	enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the Change in Bank Control Act, or the CBCA. These laws could delay or prevent an acquisition.

Furthermore, our amended and restated certificate of formation provides that the state courts located in Titus County, Texas, the county in which our headquarters in Mount Pleasant lie, will be the exclusive forum for: (a) any actual or purported derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of fiduciary duty by any of our directors or officers, (c) any action asserting a claim against us or our directors or officers arising pursuant to the TBOC, our certificate of formation, or our bylaws; or (d) any action asserting a claim against us or our officers or directors that is governed by the internal affairs doctrine. By becoming a shareholder of our Company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of formation related to choice of forum. The choice of forum provision in our amended and restated certificate of formation may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of formation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, operating results, and financial condition.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Any shares of our common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	our ability to prudently manage our growth and execute our strategy;

•	risks associated with our acquisition and de novo branching strategy;

•	business and economic conditions generally and in the financial services industry, nationally and within our primary markets;

•	deterioration of our asset quality;

•	changes in the value of collateral securing our loans;

•	changes in management personnel;

•	liquidity risks associated with our business;

•	interest rate risk associated with our business;

•	our ability to maintain important deposit customer relationships and our reputation;

•	operational risks associated with our business;

•	volatility and direction of market interest rates;

•	increased competition in the financial services industry, particularly from regional and national institutions;

•	changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters;

•	further government intervention in the U.S. financial system;

•	natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control; and

•	other factors that are discussed in the section entitled “Risk Factors,” beginning on page 20.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $[        ] million, or approximately $[        ] million if the underwriters elect to exercise in full their over-allotment option, in each case, assuming an initial public offering price of $[        ] per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease (as applicable) the net proceeds to us from this offering by approximately $[        ] million, or approximately $[        ] million if the underwriters elect to exercise in full their over-allotment option, in each case, assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds to us from this offering to further implement our expansion strategy, repay a portion of our corporate debt, fund organic growth in our banking markets and for general corporate purposes. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used. We are conducting this offering at this time because we believe that it will allow us to better execute our expansion strategy. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understanding relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets. Likewise, although we regularly consider establishing de novo banking locations and organic growth initiatives within our current and potential new markets, we do not have any immediate plans, arrangements or understanding relating to the establishment of any de novo banking locations or any other organic growth initiatives outside of the ordinary course of business.

We intend to use $[        ] of the proceeds from this offering to pay down the outstanding balance on our line of credit with our correspondent bank. The line of credit is unsecured and bears interest at the prime rate plus 0.50%, with interest payable quarterly, and matures in March 2018. The outstanding balance as of the date of this prospectus is $[        ].

We intend to use $4.5 million of the proceeds from this offering to redeem a portion of certain debentures issued by the Company in July and December 2015 with an aggregate principal amount of $9.0 million. The debentures have maturity dates ranging from July 2017 to June 2020, with interest rates varying with the maturity date. The debentures have a weighted average interest rate of 3.67%, and interest is payable semi-annually from the date of issuance.

In addition, we intend to retain up to $[        ] million of the proceeds at the holding company level for general corporate purposes and contribute the remaining proceeds to the Bank.

DIVIDEND POLICY

Effective January 1, 2008, we made the election to be taxed as an electing small business corporation under Subchapter S of the Internal Revenue Code. Accordingly, we made quarterly distributions to our shareholders to provide them with funds to pay federal income taxes on the pro rata portion of our taxable income that was “passed through” to them. We have also historically declared and paid semi-annual dividends in June and December of each year, based on our earnings. Effective December 31, 2013, we terminated our election to be an electing small business corporation under Subchapter S of the Internal Revenue Code, and our dividend policy and practice changed because we are now taxed as a C corporation and, therefore, we will no longer pay distributions to provide shareholders with funds to pay federal income taxes on their pro rata portion of our taxable income.

Despite the termination of our Subchapter S election, we paid dividends of $0.50 per share and a special dividend of $1.00 per share for the year ended December 31, 2014, since all dividends we pay for the first 12 months following the termination of our Subchapter S election were not subject to federal income taxation.

In connection with this offering, our board of directors intends to amend its policy to pay a dividend to holders of our common stock as a return on their investment. Following the completion of this offering, we anticipate paying a quarterly dividend on our common stock in an amount equal to approximately 25.0% to 30.0% of our net income for the immediately preceding quarter. We anticipate that dividends will be declared and paid in the month following the end of each calendar quarter. Our dividend policy may change with respect to the payment of dividends as a return on investment, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to our shareholders.

Any future determination to pay dividends on our common stock will be made by our board of directors and will depend on a number of factors, including: (1) our historic and projected financial condition, liquidity and results of operations; (2) our capital levels and needs; (3) tax considerations; (4) any acquisitions or potential acquisitions that we may examine; (5) statutory and regulatory prohibitions and other limitations; (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends; (7) general economic conditions and (8) other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock.

Subject to the restrictions discussed below, our shareholders are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds for that purpose. The following table shows recent and semi-annual dividends that have been paid on our common stock with respect to the periods indicated.

	Earnings dividends	Total cash dividends
Quarterly period	amount per share(1)	(dollars in thousands)
First quarter 2014	$-	$-
Second quarter 2014	0.250	1,844
Third quarter 2014	-	-
Fourth quarter 2014	1.250	10,019

First quarter 2015	$-	$-
Second quarter 2015	0.250	2,295
Third quarter 2015	-	-
Fourth quarter 2015	0.250	2,231

First quarter 2016	$-	$-
Second quarter 2016	0.260	2,328
Third quarter 2016	-	-
Fourth quarter 2016	0.260	2,287

(1) The amounts have been adjusted to reflect our 2-for-1 stock split that was effective as of August 20, 2014.

As a Texas corporation, we are subject to certain restrictions on distributions under the Texas Business Organizations Code, or TBOC. Generally, a Texas corporation may not make a distribution to its shareholders if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, if required payments on our outstanding debt obligations, including our junior subordinated debentures held by our unconsolidated subsidiary trusts, are not made or suspended, we may be prohibited from paying dividends on our common stock.

Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal banking laws, regulations and policies. See “Supervision and Regulation — Dividends.” We are also subject to certain restrictions on our right to pay dividends to our shareholders in the event we default under the terms of our line of credit.

The present and future dividend policy of the Bank is subject to the discretion of its board of directors. The Bank is not obligated to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2016 on:

•	an actual basis;

•	a pro forma basis, assuming that the KSOP Repurchase Right Termination occurred as of December 31, 2016; and

•	a pro forma as adjusted basis to give effect to the KSOP Repurchase Right Termination and the sale of [ ] shares of common stock by us in this offering (assuming the underwriters do not exercise their over-allotment option), at an assumed initial public offering price of $[ ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2016
	Actual	Pro Forma	Pro Forma As Adjusted for Offering
	(Dollars in thousands)
Other indebtedness:
Subordinated debentures	$19,310	$19,310		$19,310

Commitments and contingent liabilities
KSOP-owned shares	31,661	—		—

Shareholders’ equity:
Preferred stock, par value $5.00 per share, 15,000,000 shares authorized, no shares issued	—	—		—
Common stock, par value $1.00 per share, 50,000,000 shares authorized, 9,616,275 issued and 8,751,923 shares outstanding, actual, and [ ] shares issued and outstanding, as adjusted	9,616	9,616		[	]
Additional paid-in capital	101,736	101,736		[	]
Retained earnings	57,160	57,160		57,160
Treasury stock, at cost, 864,352 shares, actual, and [ ] shares, as adjusted	(20,111)	(20,111)		[	]
Accumulated other comprehensive loss	(6,487)	(6,487)		(6,487)

Total shareholders’ equity, including KSOP-owned shares	141,914	141,914		[	]
Less: KSOP-owned shares	31,661	—		—

Total shareholders’ equity, net of KSOP-owned shares	110,253	141,914		[	]

Total capitalization	$129,563	$161,224	$	[	]

	As of December 31, 2016
	Actual	Pro Forma	Pro Forma As Adjusted for Offering
	(Dollars in thousands)
Capital ratios:
Common equity tier 1 capital (CET1) to risk-weighted assets	9.28%	9.28%	[ ]%
Tier 1 capital to average assets	7.71%	7.71%	[ ]%
Tier 1 capital to risk-weighted assets(1)	10.03%	10.03%	[ ]%
Total capital to risk-weighted assets(1)	10.86%	10.86%	[ ]%
Total shareholders’ equity to total assets	7.76%	7.76%	[ ]%
Tangible common equity to tangible assets(2)	6.64%	6.64%	[ ]%

(1)	The as adjusted capital ratios above assume that the proceeds of this offering are invested in 100.0% risk-weighted assets.

(2)	We calculate tangible common equity as total shareholders’ equity less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles and other intangible assets, net of accumulated amortization. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the net tangible book value per share of our common stock immediately following the completion of this offering. Net tangible book value is equal to our total shareholders’ equity, less intangible assets, divided by the number of common shares outstanding. As of December 31, 2016 and after giving effect to the KSOP Repurchase Right Termination, the net tangible book value of our common stock was $119.9 million, or $13.70 per share.

After giving effect to the KSOP Repurchase Right Termination and our sale of [            ] shares of common stock in this offering (assuming the underwriters do not exercise their over-allotment option) at an assumed initial public offering price of $[        ] per share, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, the pro forma net tangible book value of our common stock as December 31, 2016 would have been approximately $[        ] million, or $[        ] per share. Therefore, this offering will result in an immediate increase of $[        ] in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $[        ] in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately [    ]% of the public offering price of $[        ] per share.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share of common stock				$	[	]
Net tangible book value per common share as of December 31, 2016 after giving effect to the KSOP Repurchase Right Termination		$13.70
Increase in net tangible book value per common share attributable to this offering	$	[	]
As adjusted net tangible book value per common share after this offering and the KSOP Repurchase Right Termination					[	]
Dilution in net tangible book value per common share to new investors				$	[	]

A $1.00 increase (or decrease) in the assumed initial public offering price of $[        ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (or decrease) the as adjusted net tangible book value per share after this offering by approximately $[        ], and dilution in net tangible book value per share to new investors by approximately $[        ], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the as adjusted net tangible book value after this offering would be $[        ] per share, the increase in net tangible book value to existing shareholders would be $[        ] per share and the dilution to new investors would be $[        ] per share, in each case assuming an initial public offering price of $[        ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on a pro forma basis as of December 31, 2016, after giving effect to our sale of [        ] shares of common stock in this offering (assuming the underwriters do not exercise their over-allotment option) at an assumed initial public offering price of $[        ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

	Shares Purchased/Issued				Total Consideration					Average Price per Share
	Number		Percent		Amount			Percent
Shareholders as of December 31, 2016	8,751,923		[	]%		$111,352	(1)	[	]%	$11.58
New investors in this offering	[	]	[	]		[	]	[	]	[	]

Total	[	]	100.0%		$	[	]	100%		[	]

(1)	Calculated as $9.6 million in common stock plus $101.9 million in additional paid in capital, which gives effect to a $11.8 million special dividend paid to shareholders in 2014 that was deducted from additional paid in capital.

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders will be further reduced to [        ]% of the total number of shares of common stock to be outstanding upon the completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to [        ] shares or [        ]% of the total number of shares of common stock to be outstanding upon the completion of this offering.

The tables above excludes (1) 1,000,000 shares of our common stock reserved for issuance under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan, 331,000 of which are currently subject to outstanding stock options at a weighted average exercise price of $23.76 per share, 80,300 of which are currently vested, and (2) 9,377 shares of our common stock subject to outstanding stock options issued under the DCB Financial Corp. Stock Option Plan with an exercise price of $11.94 per share, all of which are currently vested, which we assumed in connection with our acquisition of DCB Financial Corp. in March 2015. To the extent that we issue shares of our common stock upon the exercise of any options, investors participating in this offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is not currently traded on an established public trading market. From 1998 to 2005, our common stock was listed on the Nasdaq Stock Market LLC under the symbol “GNTY.” In 2005, we terminated the registration of our common stock under Section 12(g) of the Exchange Act and, consequently, terminated the listing of our common stock on the Nasdaq Stock Market LLC. Since the delisting of our common stock in 2005, shares of our common stock have been quoted on the OTC Markets under the same symbol, although there has been no material trading volume in our common stock through the OTC Markets. As a result, since 2005 there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of December 31, 2016, there were approximately 410 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the NASDAQ Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

BUSINESS

Our Company

We are a bank holding company, with headquarters in Mount Pleasant, Texas, and additional executive offices in Dallas and Bryan, Texas. Through our wholly owned subsidiary, Guaranty Bank & Trust, a national banking association, we provide a wide range of relationship-driven commercial and consumer banking, as well as trust and wealth management, products and services that are tailored to meet the needs of small- and medium-sized businesses, professionals and individuals.

From 1998 through 2005, we were traded on the Nasdaq National Market System under the symbol “GNTY.” In 2005, due primarily to our operating strategy at that time and the associated costs of remaining a publicly-traded company, including certain increasing costs to comply with the provisions of the Sarbanes-Oxley Act of 2002, we deregistered our common stock under the provisions of the Exchange Act and, consequently, ceased trading on the Nasdaq National Market System. Because of our size in 2005, there was limited trading volume in shares of our common stock. In addition, we were not pursuing any acquisitions or aggressive growth opportunities at that time, so we did not perceive any incremental benefits in remaining publicly-traded. In 2008, we undertook a Subchapter S election, which would not have been available if we remained a publicly-traded company. However, we have experienced consistent organic growth and have completed three whole bank acquisitions since going private in 2005, and we terminated our Subchapter S election in 2014. We believe that becoming a publicly-traded company will facilitate our continued expansion in a manner consistent with our current strategy.

As of December 31, 2016, we had total assets of $1.8 billion, total loans of $1.2 billion, total deposits of $1.6 billion and total shareholders’ equity of $110.3 million.

Our History and Growth

Guaranty Bank & Trust was originally chartered as a Texas state banking association over a century ago in 1913, and converted its charter to a national banking association in 2012. Guaranty was incorporated in 1990 to serve as the holding company for Guaranty Bank & Trust. Since our founding, we have built a strong reputation based on financial stability and community leadership. In 2013 and 2015, we expanded our markets from East Texas to include Bryan/College Station and the Dallas/Fort Worth metroplex, respectively. We currently operate 26 banking locations in 18 Texas communities. Our growth has been consistent and primarily organic. We have achieved organic growth by enhancing our lending and deposit relationships with existing customers and attracting new customers, as well as cross-selling our deposit, mortgage, trust and wealth management and treasury management products. Our expansion strategy has enabled us to access markets with stronger loan demand, achieve consistent growth, maintain stable operating efficiencies, preserve our historically conservative credit culture, and provide shareholders with stable earnings throughout credit cycles.

We have supplemented our organic growth and leveraged our strong deposit base with strategic acquisitions and the establishment of de novo banking locations. In 2011, we expanded our market share within the Texarkana, Texas area of our East Texas market with the acquisition of all loans and deposits of the Texarkana, Texas banking location of American State Bank. In 2013, we completed the acquisition of The First State Bank, which was located in Hallsville, Texas. We believe this acquisition provided a stable and established platform to expand within the Longview, Texas area of our East Texas market. We have historically experienced consistent growth in our East Texas market. As of December 31, 2011, we had total loans attributable to the East Texas market of $606.3 million and total deposits of $931.8 million, which have grown to total loans of $743.7 million and total deposits of $1.2 billion as of December 31, 2016.

In 2013, we expanded outside of East Texas when we established a de novo banking location in the growing Bryan/College Station, Texas market. We established two more de novo banking locations in this market in 2014 and 2016 and continue to operate all three banking locations. Our strong and stable core deposit base has allowed us to achieve organic loan growth in the Bryan/College Station market, which has increased our interest income. As of December 31, 2016, we had total loans of $210.2 million and total deposits of $137.4 million attributable to the Bryan/College Station market.

In March 2015, we entered the Dallas/Fort Worth metroplex market with the acquisition of DCB Financial Corp., or DCB Financial, which owned Preston State Bank, a Texas state-chartered bank headquartered in Dallas, Texas. At the time of our acquisition, DCB Financial operated two locations in Dallas, Texas, each of which continues to operate as a banking location of Guaranty Bank & Trust. In April 2015, we completed the acquisition of Texas Leadership Bank, a Texas state-chartered bank headquartered in Royse City, Texas, which is on the eastern side of the Dallas/Fort Worth metroplex. At the time of our acquisition, Texas Leadership Bank operated from a single banking location in Royse City, which we continue to operate. In September 2015, we established a de novo banking location in Rockwall, Texas, which is located approximately 10 miles west of Royse City and 20 miles east of downtown Dallas.

In May 2016, we established a de novo banking location in Denton, Texas, which is located approximately 40 miles north of downtown Dallas. In August 2016, we completed the acquisition of a full service Denton banking location from Independent Bank, in which we assumed certain deposits and acquired all of the fixed assets of the location. We currently operate the former banking location of Independent Bank as a location of Guaranty Bank & Trust.

Our acquisitions of DCB Financial, Texas Leadership Bank and the acquired Denton location, as well as the establishment of our de novo banking locations in Rockwall and Denton, are consistent with our strategy of expanding into the Dallas/Fort Worth metroplex. In total, the aggregate estimated fair values recorded at the time of acquisition in our three Dallas/Fort Worth metroplex acquisitions were $161.7 million in total loans and $164.6 million in total deposits. As of December 31, 2016, we had grown our total loans attributable to the Dallas/Fort Worth metroplex market to $291.3 million and our total deposits to $213.6 million.

Following completion of our acquisitions in the Dallas/Fort Worth metroplex in 2015, we established an executive office in Dallas, which houses our Chief Executive Officer and Chief Financial Officer, as well as our accounting, internal audit, marketing, loan review, treasury management, mortgage warehouse lending and mortgage departments. Mount Pleasant will continue to serve as the headquarters of Guaranty Bank & Trust and houses our credit operations, deposit services, information technology and human resources departments. We remain committed to successful integration with and expansion into the Dallas/Fort Worth metroplex and believe that establishing executive offices in Dallas promotes our strategic initiatives to attract quality banking talent and pursue quality loans within a growing metropolitan market, thereby growing our franchise in the Dallas/Fort Worth metroplex. In addition, we believe that maintaining our deposit services and primary operational departments in Mount Pleasant will allow us to support our continued growth in a cost-efficient manner.

Our Achievements and Highlights

Our financial and operational achievements and highlights include the following:

•	Strong Brand and Reputation. During our more than 100-year operating history, we have forged long-standing relationships with our customers and employees and have developed deep ties to the East Texas communities that we serve. We are continuously working to solidify our brand and reputation in our newest markets in Dallas/Fort Worth and Bryan/College Station through our strong and active community involvement. In 2016, American Banker Magazine named us #15 on their list of Best Banks to Work for, a designation awarded to 60 banks throughout the nation. We were also named as one of the 100 Best Companies to Work for in Texas by Texas Monthly magazine for the eighth consecutive year in 2017.

•

Successful Execution of Strategic Objectives.  The Company’s executive officers and board of directors established a five year strategic plan in 2012 to achieve meaningful loan growth while maintaining our disciplined underwriting principles and remaining conservative in our securities portfolio. In furtherance of these objectives, the strategic plan included identifying high growth and complementary markets to the Company’s East Texas footprint to establish de novo locations consistent with an organic growth focus while simultaneously pursuing strategic acquisitions when culture, personnel and geography were favorable. The Company has grown its total assets from $1.1 billion as of December 31, 2011 to $1.8 billion as of December 31, 2016, an increase of 63.6%. During that same time period, we added 12 banking locations, of which six were de novo locations and six were added through strategic acquisitions. While the costs of pursuing this aggressive five year strategic plan limited shareholder returns during this time period, the board of directors supported this approach because of its long-term scalability and potential to increase shareholder value. To date, the Company has experienced smooth integrations of all of its new banking locations and established what the Company believes is a strong foundation for a highly successful and profitable business with continued growth and strong future shareholder returns.

•	Leadership in Primary Markets. We have a significant East Texas franchise, as demonstrated by our deposit market share in our primary markets. According to data compiled by the Federal Deposit Insurance Corporation, or FDIC, our deposit market share in the East Texas counties of Titus, Bowie and Lamar was approximately 52.3%, 18.0% and 19.7%, respectively, as of June 30, 2016, the most recent date for which market share data is available. These three counties represented approximately 52.6% of our total deposits at that date. We more than doubled our market share of deposits in Brazos County (Bryan/College Station market) from June 30, 2015 to June 30, 2016, with growth in total deposits in that market from $57.7 million to $136.4 million, which represented approximately 9.1% of our total deposits as of that date. In our Dallas/Fort Worth metroplex market, we grew the $159.9 million in deposits we acquired in March and April of 2015 to $177.0 million as of June 30, 2016, an increase of 10.6%. As of June 30, 2016, we maintained a top three deposit market share ranking in seven of the 15 Texas counties in which we operate banking locations and a top 10 ranking in 12 of the 15 Texas counties in which we operate banking locations.

•	Consistent Growth and Stable Performance. During each of the last five years, we have achieved no less than a 9.5% compound annual growth rate for each of total assets, total deposits and total loans. We maintained our profitability during the recent economic recession, which generally adversely impacted the banking and financial services industries and, most recently, attained an 8.3% return on average equity for the year ended December 31, 2016.

•	Disciplined Credit Culture. Our in-depth knowledge of our markets, stringent credit approval processes and disciplined balance sheet growth strategies have allowed us to maintain sound asset quality while achieving meaningful loan growth. Our average annualized net charge-offs as a percentage of average loans was 0.12% over the past ten years and was 0.12% for the year ending December 31, 2016. Our average non-performing assets as a percentage of total assets was 0.64% over the past ten years and was 0.36% for the year ended December 31, 2016. We maintain a long-term focus on our financial performance by continually managing risk on our balance sheet with the intent of producing consistent results.

•	Investment in Technology. We also maintain a long-term focus on our franchise and have made significant investments in our information technology infrastructure, personnel and our digital banking products and services. We believe that these investments have enabled us to more effectively compete with larger institutions while retaining our ability to offer customized, relationship-based services to our customers, and to more easily accommodate future growth and expansion into new markets.

Growth and Expansion Strategy

Our strategic plan is to be a leading Texas bank holding company with a commitment to operate as a community bank as we continue to execute our expansion strategy. Our expansion strategy is to generate shareholder value through the following:

•	Maintain Focus on Organic Growth. Focusing on organic growth is a strategy that allows us to generate stable funding sources without the non-amortizing goodwill assets and core deposit intangibles that strategic acquisitions might add to our balance sheet. By design during the past several years, we have offered money market and demand deposit interest rates slightly higher than our peers, especially in our newer markets, to encourage the growth of these core deposits and set the foundation for strong customer relationships. We believe that these core deposits will become significantly more valuable and desirable because the ability to attract core deposits at a low cost will diminish as interest rates increase and alternative funding sources become more expensive. Much of our organic growth in 2015 and 2016 was attributable to our newer markets of Bryan/College Station and the Dallas/Fort Worth metroplex, which we believe provide significant additional opportunities for organic growth in future years.

We have a history of being a leading provider of financial services to small- and medium-sized businesses (generally with annual revenues of $50.0 million or less), professionals and individuals in our traditional East Texas market. In addition, we believe that our significant core deposit franchise in East Texas provides a stable funding source for meaningful loan growth in existing and new markets. Across all of our markets, we believe that customers value the relationship-driven, quality service we provide, as well as our deep, long-term understanding of their local communities. Primarily as a result of bank consolidation in our markets, we believe that there are few banking institutions in these markets that have the size or focus to provide comparable levels of service. We also believe that these consolidation trends with respect to our competitors, particularly in the Dallas/Fort Worth metroplex, present opportunities to acquire new customers and valuable employees from these institutions. The charts below illustrate our successful commitment to organic loan and deposit growth across our markets, while taking advantage of strategic acquisition opportunities that arise from time to time.

•	Pursue Strategic Acquisitions. We intend to continue to grow through strategic acquisitions within our current markets and in other complementary markets, and we believe having publicly-traded common stock will improve our ability to compete for acquisitions. We seek acquisitions that provide meaningful financial benefits through long-term organic growth opportunities and expense reductions, while maintaining our current risk profile. Though we do not currently have any specific or immediate acquisition plans, in order to achieve these goals, we seek acquisition opportunities involving talented bankers and banking teams that can execute our business model and contribute to our growth objectives. Additionally, we seek banking markets with favorable competitive dynamics and potential consolidation opportunities. We believe that many smaller financial institutions will consider us an ideal long-term partner due to our community banking philosophy, commitment to employee stock ownership and our culture of teamwork.

•	Establish De Novo Banking Locations. We intend to open de novo banking locations in our existing and other attractive markets in Texas to further diversify our banking location network. In September 2015 and May 2016, we opened de novo banking locations in Rockwall and Denton, respectively, which are both located in the Dallas/Fort Worth metroplex. Total loans and deposits at the two new locations were $34.1 million and $27.1 million, respectively, as of December 31, 2016. We also opened de novo banking locations in Bryan/College Station, Texas in June 2013, April 2014 and June 2016. As of December 31, 2016, total loans and deposits in our three Bryan/College Station locations were $210.2 million and $137.4 million, respectively. The total loans attributable to the Bryan/College Station and Dallas/Fort Worth metroplex markets comprised approximately 16.8% and 23.3%, respectively, of our total loans as of December 31, 2016. We believe these markets have the ability to flourish through varying economic conditions.

We believe that the Dallas/Fort Worth metroplex and surrounding communities are complementary to our established presence in East Texas. Our lending focus in the Bryan/College Station and Dallas/Fort Worth metroplex markets has been primarily on commercial real estate and other real estate loans, which provides diversity within our loan portfolio and complements our traditional small business and retail lending activities in our East Texas market. While we do not currently have specific plans to open de novo branches, our Bryan/College Station presence provides us with a platform to grow and ready access to other nearby larger markets, including Austin, San Antonio and Houston. Prior to entering a new market, we identify and build a team of experienced, successful bankers with market-specific knowledge to lead the Bank’s operations in that market, including a local president. As we enter new markets, we also seek to establish a reputation for providing personal and dependable service and active community involvement, which we believe facilitates lasting relationships and continued growth.

•	Expand Revenue Sources. We seek to provide additional services to our customers in order to augment and diversify our revenue sources. For the year ended December 31, 2016, noninterest income represented approximately $13.0 million, or 19.5%, of our total revenue of $66.9 million (defined as net interest income plus noninterest income).

In 2015, we established a warehouse mortgage lending division in connection with our acquisition of DCB Financial and hired experienced personnel in 2015 to grow this new line of business. Revenues for the warehouse division are derived primarily from loan origination fees, interest on advances and transaction fees, and the division has experienced significant growth since it was established. Total mortgage amounts funded through warehouse lines of credit during the year ending December 31, 2015 were $332.3 million, which produced noninterest income of $154,900. Total mortgage amounts funded through warehouse lines of credit during the year ending December 31, 2016 were $978.1 million, which produced noninterest income of $425,200.    Despite the significant growth, there have been no mortgage repurchases or losses experienced with our warehouse lending borrowers since inception of the division. In addition, Guaranty Bank & Trust is working to expand into eWarehouse lending, which allows a mortgage loan to close, fund and sell to the end investor entirely electronically, and we expect to produce our first eWarehouse line of credit in the second quarter of 2017. As of the date of this prospectus, only five financial institutions in the nation are included in the list of warehouse lenders currently funding eNotes that is maintained by the Federal National Mortgage Association, or Fannie Mae. As such, we expect to be one of very few banks offering eWarehouse lending and anticipate growth in our warehouse lending division as mortgage originators, consumers and investors increasingly transition to paperless mortgages, driving demand for eWarehouse lines of credit. We believe that our mortgage warehouse division offers significant potential for future revenue.

Consistent with our focus on cross-selling services to our customers, we offer trust and wealth management services through Guaranty Bank & Trust Wealth Management Group and mortgage services through our mortgage department, both of which operate as divisions of Guaranty Bank & Trust. As of December 31, 2016, our Wealth Management Group had total assets under management of $265.7 million. During the year ended December 31, 2016, our mortgage department originated $62.6 million in mortgage loans. Both divisions are well established and have significant growth potential in our newer Dallas/Fort Worth metroplex and Bryan/College Station markets, each of which has a higher volume of home sales and a larger concentration of high net worth individuals as compared to our traditional East Texas market. Our mortgage origination strategy is to increase market share without sacrificing our standards and regardless of fluctuations in interest rates or volume. We have developed a scalable platform for mortgage originations within our mortgage department and believe that we have significant opportunities to grow this segment of our business. In an effort to further grow our wealth management and mortgage divisions in Bryan/College Station and the Dallas/Fort Worth metroplex, we intend to enhance our business development and cross-selling efforts in those markets.

Although we are devoting substantial resources in furtherance of our expansion strategy, there are no assurances that we will be able to further implement our expansion strategy or that any of the components of our expansion strategy will be successful.

Our Community Banking Philosophy and Culture

We focus on a community-based relationship model, as opposed to a line of business model, because we believe the community-based relationship model promotes an entrepreneurial attitude within our Company while providing personal attention and solutions tailored to our customers. Our culture is one of employee ownership and it is something we take very seriously. In 2016, we formally documented our culture in a book called “The Guaranty Culture,” which we give to all prospective new hires and directors before they join our team so that they clearly understand who we are, how we work, what we believe, how we make decisions and what we admire in people.

We believe a great bank requires the right amount of two forms of capital: financial and human. We understand that our ability to successfully deploy our financial capital is directly related to our ability to bring the right talents together to lead our teams. This focus on human capital has rewarded us with a cohesive group of directors, officers and employees that we believe is our greatest asset. We have invested in a robust management training program designed to develop comprehensive bankers who understand all aspects of our operations and embrace our core values. The training program generally lasts 18-24 months and includes rotations through each primary department of the Bank. Successful graduates of our training program are typically promoted to a managerial position upon completion and we currently have graduates in management, lending and operational roles. Several of the Bank’s market presidents and managers are graduates of our training program.

We have developed a network of banking locations strategically positioned in separate and distinct communities. Each community where we have a banking location is overseen by a local market president or manager, and we emphasize local decision-making by experienced bankers supported by centralized risk and credit oversight. We believe that employing local decision makers, supported by industry-leading technology and centralized operational and credit administration support from our corporate headquarters, allows us to serve our customers’ individual needs while managing risk on a uniform basis. We intend to repeat this scalable model in each market in which we are able to identify high-caliber bankers with a strong banking team. We empower these bankers to implement our operating strategy, grow our customer base and provide the highest level of customer service possible. We believe our organizational approach enables us to attract and retain talented bankers and banking teams who desire the combination of the Bank’s size and loan limits, dedication to culture, commitment to our communities, local decision-making authority, compensation structure and focus on relationship banking.

Competitive Strengths

We believe the following competitive strengths support our growth and expansion strategy:

•	Experienced Executive Management Team. The Bank has a seasoned and experienced executive management team with a combined 277 years of experience in financial services businesses between its nine members. Our executive management team has successfully managed profitable organic growth, executed acquisitions, developed a strong credit culture and implemented a relationship-based approach to commercial and consumer banking. In addition, our executive management team has extensive knowledge of the bank regulatory landscape, significant experience navigating interest rate and credit cycles and a history of working together. The nine members of the Bank’s executive management team have worked for the Bank for a combined 130 years.

•	Employee Ownership Mentality. As of December 31, 2016, our directors, officers and employees, as a group, beneficially owned approximately 37.8% of our outstanding shares of common stock (including 15.1% of our outstanding shares which are owned by our KSOP). Many of our employees’ interests in the KSOP represent material portions of their net worth, particularly our long-tenured employees. We believe that the KSOP’s material ownership position promotes an owner-operator mentality among our employees, from senior officers to entry-level employees, which we believe enhances our employees’ dedication to our organization and the execution of our strategy. In addition, we believe the KSOP enhances our ability to attract and retain quality employees. In 2017, Texas Monthly magazine named the Bank as one of the 100 Best Companies to Work for in Texas for the eighth consecutive year, and we were named #15 on the national list of the Best Banks to Work for published by American Banker Magazine, with both awards having been determined on the basis of anonymous employee surveys.

•	Proven Successful Execution of Growth Strategies. We have developed a strategic growth plan that allows the Company to quickly identify and efficiently execute corporate transactions that we believe enhance our geographic footprint and enterprise value. Since 2011, we have successfully integrated six acquired locations into our Company through what we believe is an effective combination of comprehensive integration planning, extensive management experience with expansion, and a welcoming and flexible culture of employee ownership. In that same time period, we also established six de novo locations outside of our historical East Texas market, achieving our objectives for organic growth within our anticipated time periods and successfully integrating new local management teams and employees into our Company. Accordingly, we have a proven track record of executing value-added acquisitions and achieving consistent, meaningful organic growth.

•	Scalable Platform. Utilizing the significant prior experience of our management team and employees, we believe that we have built a strong and scalable operational platform, including technology and banking processes and infrastructure, capable of supporting future organic growth and acquisitions when the right opportunities arise. We maintain operational systems and staffing that we believe are stronger than necessarily required for a financial institution of our size in order to successfully execute integrations when needed and accommodate future growth without a commensurate need for expansion of our back office capabilities. We believe our platform allows us to focus on growing the revenue-generating divisions of our business while maintaining our operational efficiencies, resulting in improved profitability.

•	Disciplined Credit Culture and Robust Risk Management Systems. We seek to prudently mitigate and manage our risks through a disciplined, enterprise-wide approach to risk management, particularly credit, compliance, operational and interest rate risk. All of the Bank’s executive officers serve on the Bank’s Enterprise Risk Management Committee. We endeavor to maintain asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting for all loans and a conservative credit culture. We have not traditionally engaged in significant oil and gas related lending, with only 0.36% of our total loan portfolio, or $4.5 million, consisting of oil and gas related loans as of December 31, 2016. Due to our conservative credit culture, our highest annual rate of net loan charge-offs as a percentage of average loans over the past ten years was 0.17% (compared to an average of 0.57% for all banks between $1.0 billion and $3.0 billion in assets located in the Dallas/Fort Worth metroplex, East Texas or Central Texas regions, which we refer to as our regional peer group, and compared to an average of 1.01% for all banks of the same size nationally, which we refer to as our national peer group), and our average annual rate of nonperforming assets as a percentage of total assets over the same period never exceeded 0.99% (compared to regional peer group average highest annual rate of 2.2%). As illustrated in the chart below, the Bank significantly outperformed our regional and national peer groups during the last financial crisis period (2008 – 2011) with respect to net loan charge-offs as a percentage of average loans.

•	Brand Strength and Reputation. We believe our brand recognition, including the Guaranty name and our iconic “G” logo, which is prominently displayed in all of our advertising and marketing materials and has been trademarked to preserve its integrity, is an important element of our business model and a key driver of our future growth. We have developed our brand primarily through strategic marketing and advertising initiatives and through our involvement and visibility within the communities we serve. We believe our reputation for providing personal and dependable service and active community involvement is well established in our traditional East Texas market, and we are continuously striving to replicate that brand awareness and reputation in our newer markets of Bryan/College Station and the Dallas/Fort Worth metroplex through a high level of community involvement and the targeted hiring of employees with strong relationships and reputations within these markets. We believe the strength of our brand and our reputation enable us to attract customers who value our customer service mission and banking teams that value our market management model and entrepreneurial culture.

•	Diversified Markets. We operate in diverse markets that we believe are stable and growing. We have designated East Texas, Bryan/College Station and the Dallas/Fort Worth metroplex as our primary markets; however, our longer-term strategy is to expand our markets to include other major metropolitan areas of Texas. The differing characteristics of our various markets have allowed us to grow a balanced and diverse loan portfolio, without any significant customer or lending segment concentrations. In addition, we have historically managed our commercial real estate concentration ratios at or below current regulatory guidelines. The graph below shows our loan portfolio composition for each of our three markets.

•	Stable Core Deposit Base. We believe our traditional East Texas market provides a historically stable source of core deposits and will become a greater source of funding as interest rates increase and core deposits become more difficult and more expensive to attract, especially in more competitive markets. As we enter new markets, we believe that our stable core deposit base enhances our ability to pursue loans in large, high growth markets and to fund other new revenue sources such as our warehouse lending division. As of December 31, 2016, our non-interest bearing deposits were 22.75% of our total deposits. Among our interest-bearing deposits, 72.0% were in less volatile NOW, savings and money market accounts.

Our cost of interest-bearing deposits has decreased from 0.85% for the year ended December 31, 2012 to an annual average of 0.64% for the four years ended December 31, 2016. We have historically paid slightly higher rates on interest-bearing deposits than our peers in an effort to attract and maintain core deposits, especially in low interest rate environments like the current one. In furtherance of this strategy, our overall cost of funds increased slightly compared to our peers during the years ended December 31, 2014, 2015 and 2016 as we intentionally offered slightly higher rates on deposits in our Bryan/College Station and Dallas/Fort Worth metroplex markets in an effort to attract depositors to our de novo banking locations and solidify new customer relationships in those markets. While we have successfully completed strategic acquisitions in the past and will continue to thoughtfully consider acquisition opportunities, we believe the costs of growing our core deposits organically in this manner are often less than the costs of the goodwill and core deposit intangibles that typically accompany strategic acquisitions and that the customer relationships we build are deeper and longer-lasting. We also have not historically relied on brokered deposits.

•	Technology and Online Banking Leadership. We believe that financial institutions are increasingly becoming technology companies, and we invest in technology that we believe should enhance our business and customer experience, as well as enable us to integrate and oversee our banking location network while operating in geographically disparate markets. To implement our commitment to technology, we have developed our technology team to include specialists in virtualization, storage area networks, and information security. The investment we have made in a new core processing system has created a scalable corporate infrastructure that has significantly expanded our ability to handle continued growth and improve our levels of operational efficiency. We have continued to enhance our online presence through improvements to our digital banking platforms. We have also invested in our business intelligence and data analytics platforms, which allow us to make better decisions through observed trends and behaviors identified across multiple information systems. Finally, we have developed internal expertise in business platform application development that has improved our ability to create dynamic and customized applications to meet our evolving needs for processing and reporting across all areas of our organization.

Our Markets

We consider our current market areas to be East Texas, Bryan/College Station and the Dallas/Fort Worth metroplex. We serve these communities from our headquarters in Mount Pleasant, Texas and through a network of 17 banking locations within East Texas, three banking locations in Bryan/College Station and six banking locations in the Dallas/Fort Worth metroplex. As part of our strategic plan, we intend to further diversify our markets through entry into other large metropolitan markets in Texas. In addition to our recent expansions into Bryan/College Station and the Dallas/Fort Worth metroplex, we believe there are several markets in the Central Texas region that are attractive for future expansion, particularly due to those markets’ proximity to our Dallas/Fort Worth and Bryan/College Station markets.

We have a significant East Texas franchise as demonstrated by our deposit market share in the East Texas counties in which we operate. According to data compiled by the FDIC, our deposit market share in the East Texas counties of Titus, Bowie and Lamar was approximately 52.3%, 18.0% and 19.7%, respectively, as of June 30, 2016. These three counties represent approximately 52.6% of our total deposits. As of June 30, 2016, we were one of the three largest banks by deposit share in seven of the 15 Texas counties in which we operate banking locations and one of the ten largest banks by market share in 12 of the 15 Texas counties in which we operate banking locations. We more than doubled our market share of deposits in Brazos County (Bryan and College Station locations) from June 30, 2015 to June 30, 2016, which represented approximately 9.1% of our total deposits as of that date and positioned us as one of the 10 largest banks by deposit share in the county entirely through organic growth only three years after first entering the market. The table below shows data for each of the counties and markets in which we have banking locations regarding total deposits, deposit market share, and compound average growth rates for deposits since June 30, 2011.

Texas County	Total Deposits ($000)	Deposit Share Rank	# of Banking Locations	Deposit Market Share (%)	Five Year Deposit CAGR (%)

East Texas
Titus	$338,570	1	2	52.3	4.5
Bowie	258,935	1	5	18.0	3.9
Lamar	190,753	3	2	19.7	5.2
Hopkins	83,212	3	1	12.7	1.6
Camp	59,080	3	1	22.2	1.6
Gregg	55,472	14	2	1.7	79.7
Hunt	52,699	5	1	5.5	1.9
Red River	44,010	2	1	27.8	0.2
Harrison	35,920	8	1	4.4	3.3
Franklin	35,440	2	1	15.8	2.9
Cass	31,128	4	1	9.6	16.7

Dallas/Fort Worth Metroplex
Dallas	104,878	54	2	0.1	N/A
Rockwall	61,018	7	2	4.3	N/A
Denton	11,056	34	2	0.1	N/A

Bryan/College Station
Brazos	136,445	10	2	3.0	N/A

Total	$1,498,616		26		10.7

* Data as of June 30, 2016; Source: FDIC. As of December 31, 2016, we operated three banking locations in Brazos County and one in Gregg County.

Our traditional East Texas market is a stable region comprised primarily of smaller communities served by forestry, oil and gas, manufacturing, government, education and healthcare related industries. According to the Texas Comptroller of Public Accounts, job growth in East Texas for the period between 2004 and 2014 was 9.8%, compared to 5.5% nationally during the same period. Major employers in our East Texas market include Kimberly-Clark, Campbell Soup, Pilgrim’s Pride, Priefert Manufacturing, Luminant Electric Generation and Mining, Big Tex Trailer Manufacturing, Walmart, Eastman Chemical, Red River Army Depot & Tenants, Cooper Tire & Rubber, International Paper and several regional and county hospitals, government agencies and independent school districts. The table below includes some basic information on each of the East Texas counties in which we operate:

Texas County	Population (2015 estimate)	Population Growth since 2010 (estimated)	Median Household Income (2015 estimate)
Bowie	93,389	0.9%	$42,670
Camp	12,682	2.3%	$37,851
Cass	30,313	-0.5%	$37,352
Franklin	10,651	0.4%	$41,537
Gregg	124,108	1.9%	$47,639
Harrison	66,746	1.7%	$45,974
Hopkins	36,223	3.0%	$44,936
Hunt	89,844	4.3%	$45,197
Lamar	49,440	-0.7%	$40,748
Red River	12,455	-3.2%	$31,563
Titus	32,623	0.9%	$44,178

* Data as of July 1, 2015; Source: US Census Bureau.

Our East Texas market has a relatively low cost of living and a workforce with lower wage requirements as compared to more urban areas of Texas. According to the Texas Workforce Commission, the mean annual wages for all occupations in the North East Texas Workforce Development Area (which includes thirteen of our twenty-six locations, including our headquarters, and almost two-thirds of our deposits) for the second quarter of 2016 was $37,076, compared to $52,000 in Texas and $51,428 nationally. According to the Texas Comptroller of Public Accounts, the East Texas region supports a stable workforce and continues to serve as a key supplier of resources vital to the Texas economy.

Our decision to expand into Bryan/College Station and the Dallas/Fort Worth metroplex was driven by their proximity to our traditional East Texas market, strong economic and demographic growth in those markets, and our ability to attract talented bankers and employees to facilitate our expansion in those markets. According to US Census Bureau estimates, as of July 2015, the Dallas/Fort Worth metroplex was the fourth most populous metro area in the United States, with a population of over 7.1 million. The Dallas/Fort Worth metroplex has a low unemployment rate relative to the national rate (3.7% compared to 4.5% in 2016) and high annual job growth relative to the national rate (2.7% compared to 1.5% in 2016), according to the US Bureau of Labor Statistics, with the 92,300 new jobs added in 2016 accounting for almost half of the 188,000 jobs added in the state of Texas. The Dallas/Fort Worth metroplex is the second fastest growing metro area in the United States in absolute terms, behind only Houston, adding almost 400 new residents per day between 2014 and 2015, according to the US Census Bureau. The market is well-diversified, without being overly reliant on any particular sector, and is the headquarters for 20 Fortune 500 and 39 Fortune 1000 companies.

The adjoining towns of Bryan and College Station are well-situated between Austin, Houston, and Dallas, three of the four largest metro areas in Texas and two of the five largest in the nation, and within 170 miles of San Antonio, the third-largest metro area in Texas. Bryan/College Station had an estimated combined population of approximately 190,000 in 2015, an increase of almost 20,000 people since 2010, according to the US Census Bureau. College Station is home to Texas A&M University, the largest institution of higher learning in the state, which helps explain the market’s relatively young (in 2010, the US Census Bureau found 73.7% of residents were between ages 18 and 64, compared to 62.4% in Texas and 63.0% nationally) and well-educated (in 2015, the US Census Bureau estimated 42.6% of residents over age 25 had a bachelor’s degree or higher, compared to 27.6% in Texas and 29.8% nationally) population. According to the US Bureau of Labor Statistics, Bryan/College Station’s unemployment rate in December 2016 was 3.4%, compared to 4.6% in Texas and 4.7% nationally. The local governments of Bryan and College Station have pro-business attitudes and policies, as evidenced by their recent partnering with each other and Texas A&M University to create a business district known as Atlas to attract companies engaged in the manufacture of biologics, pharmaceuticals, nutraceuticals and medical devices, with the project just breaking ground in January of this year. In 2013, Cognizant, a Fortune 500 technology company, relocated from New Jersey to College Station, citing the pro-business environment in College Station and Texas generally and the availability of a young and educated workforce.

Lending Activities

Overview.  We offer a variety of loans, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, letters of credit and other loan products to small- and medium-sized businesses, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. We also offer various consumer loans to individuals and professionals including residential real estate loans, home equity loans, installment loans, unsecured and secured personal lines of credit, and standby letters of credit. Lending activities originate from the efforts of our bankers, with an emphasis on lending to individuals, professionals, small- to medium-sized businesses and commercial companies located in our market areas. Although all lending involves a degree of risk, we believe that commercial business loans and commercial real estate loans present greater risks than other types of loans in our portfolio. We work to mitigate these risks through conservative underwriting policies and consistent monitoring of credit quality indicators.

The following table presents the composition of our loan portfolio, by category, as of December 31, 2016. At that time, we had outstanding an aggregate of commercial loans and commercial real estate loans of approximately $591.7 million, or 47.5% of our total loan portfolio.

Loan Type	Amount	Percentage of Total Loans
	(Dollars in thousands)
Commercial and industrial	$223,997	17.98%
Real estate:
Construction and development	129,366	10.39
Commercial real estate	367,656	29.53
Farmland	62,362	5.01
1-4 family residential	362,952	29.15
Multi-family residential	26,079	2.09
Subtotal real estate	948,415	76.17
Consumer	53,505	4.30
Agricultural	18,901	1.52
Overdrafts	317	0.03

Total	$1,245,135	100.00%

The following table presents the composition of our loan portfolio among our three markets of East Texas, Bryan/College Station and the Dallas/Fort Worth metroplex as of December 31, 2016.

	East Texas		Bryan / College Station		DFW Metroplex
Loan Type	Amount	Percent of Market Total	Amount	Percent of Market Total	Amount	Percent of Market Total
	(Dollars in thousands)
Commercial and industrial	$127,731	17.2%	$12,298	5.9%	$83,968	28.8%
Real estate:
Construction and development	41,759	5.6	48,407	23.0	39,200	13.4
Commercial real estate	162,739	21.9	87,352	41.6	117,565	40.3
Farmland	46,125	6.2	7,351	3.5	8,886	3.0
1-4 family residential	276,350	37.2	50,428	24.0	36,174	12.5
Multi-family residential	22,916	3.1	2,189	1.0	974	0.4
Subtotal real estate	549,889	74.0	195,727	93.1	202,799	69.6
Consumer	47,953	6.4	1,080	0.5	4,472	1.6
Agricultural	17,842	2.3	1,042	0.5	17	0.0
Overdrafts	303	0.1	3	0.0	11	0.0

Total	$743,718	100.00%	$210,150	100.00%	$291,267	100.00%

Non-Real Estate Commercial and Commercial and Industrial Loans.  We make general commercial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, asset acquisition, expansion and development loans, borrowing base loans, letters of credit and other loan products, primarily in our target markets that are underwritten on the basis of the borrower’s ability to service the debt from income. We typically take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, promissory notes, inventory and equipment and generally obtain a personal guaranty of the borrower or principal. Our commercial loans generally have variable interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Fixed rate commercial loan maturities are generally short-term, with one to five year maturities, or include periodic interest rate resets. Our underwriting policy does allow for exceptions in which the term and amortization of a commercial and industrial loan may be longer than five years, however, the term and amortization must be consistent with the useful life and depreciation rates of the underlying collateral and an underwriting exception will be noted. In general, commercial loans may involve increased credit risk and, therefore, typically yield a higher return than commercial real estate loans. The increased risk in commercial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipated, exposing us to increased credit risk. As a result of these additional complexities, variables and risks, commercial loans require extensive underwriting and servicing.

Construction and Development Loans.  Our construction portfolio includes loans to small- and medium-sized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties and residential developments and, to a lesser extent, loans to individual clients for construction of single family homes in our market areas. Construction and development loans are generally made with a term of one to two years with interest paid monthly. Our underwriting policy does allow for exceptions in which the term of a construction and development loan may be longer than two years, however, the term must be realistic and consistent with the borrower’s documented ability to repay. The ratio of the loan principal to the value of the collateral, as established by independent appraisal, typically will not exceed regulatory supervisory guidelines. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk and change in market trends. We are also exposed to risk based on the ability of the construction loan borrower to finance the loan or sell the property upon completion of the project, which may be affected by changes in secondary market terms and criteria for permanent financing since the time that we funded the construction loan.

Commercial Real Estate Loans.  We offer real estate loans for commercial property that is owner occupied as well as commercial property owned by real estate investors. Commercial loans that are secured by owner occupied commercial real estate and primarily collateralized by operating cash flows are also included in this category of loan. Commercial real estate loan terms are generally five years or less and amortization is generally limited to 20 years or less, although payments may be structured on a longer amortization basis in unusual cases. The interest rates on our commercial real estate loans may be fixed or adjustable, although rates typically are not fixed for a period exceeding five years. We generally charge an origination fee for our services. We typically require personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements and global debt service obligations. Risks associated with commercial real estate loans include fluctuations in the value of real estate, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination and the quality of the borrower’s management. We make efforts to limit our risk by analyzing borrowers’ cash flow and collateral value. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner occupied offices/warehouses/production facilities, office buildings, hotels, mixed-use residential/commercial, retail centers and multifamily properties. Our commercial real estate loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.

Residential Real Estate Loans.  We offer first and second lien one-to-four family mortgage loans, as well as home equity lines of credit, in each case primarily on owner occupied primary residences. Our retail consumer real estate lending products are offered primarily to consumer customers within our geographic markets. We also originate for resale one-to-four family mortgage loans, and those loans are included as a part of our consumer real estate loan portfolio until sold to investors. However, as of December 31, 2016, we held only $2.6 million in mortgages for resale. Although our consumer real estate loan portfolio presents lower levels of risk than our commercial, commercial real estate and construction loan portfolios, we are exposed to risk based on fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrower’s financial condition, which could be affected by numerous factors, including divorce, job loss, illness or other personal hardship.

Consumer Loans.  While our focus is on service to small- and medium-sized businesses, we also make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. We offer consumer loans as an accommodation to our existing customers and do not market consumer loans to persons who do not have a pre-existing relationship with us. Our consumer loans, which are underwritten primarily based on the borrower’s financial condition and, in some cases, are unsecured credits, subject us to risk based on changes in the borrower’s financial condition, which could be affected by numerous factors, including divorce, job loss, illness or other personal hardship, and fluctuations in the value of the real estate or personal property securing the consumer loan, if any.

Agriculture Loans.  A small portion of our loan portfolio (less than two percent) consists of agriculture loans. These loans are originated primarily in our markets and surrounding areas and typically consist of livestock and pasture loans.

Credit Policies and Procedures

General.  We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of the need to serve the credit needs of customers in our primary market areas by offering flexible loan solutions in a responsive and timely manner. We maintain asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting for all loans and a conservative credit culture. We also seek to maintain a broadly diversified loan portfolio across customer, product and industry types. Our lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long-term value of our organization to our customers, employees, shareholders and communities.

We have a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Substantially all of our loans are made to borrowers located or operating in our primary market areas with whom we have ongoing relationships across various product lines. The limited number of loans secured by properties located in out-of-market areas have been made strictly to borrowers who are well-known to us.

Credit Concentrations.  In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. Our loan approval policies establish concentrations limits with respect to industry and loan product type to enhance portfolio diversification. These limits are reviewed monthly as part of our loan review program. In general, loan product concentration levels are monitored on a monthly basis, and our commercial real estate concentrations are monitored monthly by the Bank’s Directors’ Loan Committee, which is composed of seven outside directors and two Bank officers, including the Chief Executive Officer and Chief Lending Officer. Industry concentration levels are monitored on a monthly basis.

Loan Approval Process.  We seek to achieve an appropriate balance between prudent, disciplined underwriting and flexibility in our decision-making and responsiveness to our customers. Our board has established an “in-house” lending limit to any single customer equal to 95% of our legal lending limit. As of December 31, 2016, the Bank had a legal lending limit of approximately $26.0 million for loans secured without readily marketable collateral, and its “in-house” lending limit was $24.8 million as of such date. Our credit approval policies provide for various levels of officer and senior management lending authority for new credits and renewals, which are based on position, capability and experience. Loans in excess of an individual officer’s lending limit may be approved by two or more executive officers, with stacking authority, combining their individual lending limits, up to a current maximum of $2.5 million. Loans presenting aggregate lending exposure in excess of $2.5 million are subject to approval of the Bank’s Directors’ Loan Committee. These limits are reviewed periodically by the Bank’s board of directors. We believe that our credit approval process provides for thorough underwriting and efficient decision making.

Credit Risk Management.  Credit risk management involves a partnership between our loan officers and our credit approval, credit administration and collections personnel. We conduct monthly loan meetings, attended by substantially all of our loan officers, related loan production staff and credit administration staff at which asset quality and delinquencies are reviewed. Our evaluation and compensation program for our loan officers includes significant goals, such as the percentages of past due loans and charge-offs to total loans in the officer’s portfolio, that we believe motivate the loan officers to focus on the origination and maintenance of high quality credits consistent with our strategic focus on asset quality.

It is our policy to discuss each loan that has one or more past due payment at our monthly meetings with all lending personnel. Our policies require rapid notification of delinquency and prompt initiation of collection actions. Loan officers, credit administration personnel and senior management proactively support collection activities.

In accordance with our procedures, we perform annual asset reviews of our larger multifamily and commercial real estate loans. As part of these asset review procedures, we analyze recent financial statements of the property, borrower and any guarantor to determine the current level of occupancy, revenues and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s and any guarantor’s financial condition. Upon completion, we update the grade assigned to each loan. Loan officers are encouraged to bring potential credit issues to the attention of credit administration personnel. We maintain a list of loans that receive additional attention if we believe there may be a potential credit risk.

Loans that are downgraded or classified undergo a detailed quarterly review by the Bank’s internal Problem Asset Committee. This review includes an evaluation of the market conditions, the property’s trends, the borrower and guarantor status, the level of reserves required and loan accrual status. Additionally, we periodically have an independent, third-party review performed on our loan grades and our credit administration functions. Finally, we perform an annual stress test of our loan portfolio, in which we evaluate the impact of declining economic conditions on the portfolio based on previous recessionary periods. Management reviews these reports and presents them to the Bank’s Directors’ Loan Committee. These asset review procedures provide management with additional information for assessing our asset quality. In addition, for business and personal loans that are not secured by real estate, we perform frequent evaluations and regular monitoring.

Deposits

Our deposits serve as the primary funding source for lending, investing and other general banking purposes. We provide a full range of deposit products and services, including a variety of checking and savings accounts, certificates of deposit, money market accounts, debit cards, remote deposit capture, online banking, mobile banking, e-Statements, bank-by-mail and direct deposit services. We also offer business accounts and cash management services, including business checking and savings accounts and treasury management services. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community focused marketing. We also seek to cross-sell deposit products at loan origination.

A significant driver of our business and growth is the availability of core deposits for funding. As of December 31, 2016, we held approximately $1.6 billion of total deposits, and from December 31, 2012 to December 31, 2016, our total deposits increased at a compound annual growth rate of approximately 10.5%. As of December 31, 2016, we did not have brokered deposits or any deposits from listing services or subscription services and our core deposit to total deposit ratio has ranged from 92.1% as of December 31, 2012 to 93.5% as of December 31, 2016. Our cost of interest-bearing deposits was 0.77% and average noninterest-bearing deposits comprised approximately 22.4% of average total deposits for the year ended December 31, 2016.

Given the diverse nature of our banking location network and our relationship-driven approach to our customers, we believe our deposit base is comparatively less sensitive to interest rate variations than our competitors. Nevertheless, we attempt to competitively price our deposit products to promote core deposit growth. We believe that our loan pricing encourages deposits from our loan customers.

Guaranty Bank & Trust Wealth Management Group

We deliver a comprehensive suite of trust services through Guaranty Bank & Trust Wealth Management Group, a division of our Bank. Enhancing and expanding our trust department, particularly in our Dallas/Fort Worth and Bryan/College Station markets is an important component of our strategic plan because trust and wealth management services can generate stable and recurring revenue and enhance banking customer loyalty, which can result in increased core deposits and greater cross-selling opportunities. We also provide traditional trustee, custodial and escrow services for institutional and individual accounts, including corporate escrow accounts, serving as custodian for self-directed individual retirement accounts and other retirement accounts. In addition, we offer clients comprehensive investment management solutions whereby we manage all or a portion of a client’s investment portfolio on a discretionary basis. Finally, we provide retirement plan services, such as 401(k) programs, through a national vendor.

As of December 31, 2016, we had $265.7 million of trust assets under administration and 480 trust services accounts. In 2016, net earnings for this division were $80,250. We expect trust department asset growth and diversification to continue over the next several years, as we focus growth and marketing efforts on our newer markets in which the volume of potential customers seeking these services is greater than in our traditional East Texas market.

Residential Mortgage Origination

We originate residential mortgages for sale on the secondary market through the mortgage division of our Bank. We have developed a scalable platform for mortgage originations within this division and believe that we have significant opportunities to grow the business, particularly as we continue to expand into major metropolitan areas of Texas. The mortgage division handles loan processing, underwriting and closings in-house. We sell substantially all mortgage loans we originate to various investors in the secondary market and do not service these loans. Loans sold are subject to certain indemnification provisions with investors, including the repurchase of loans sold and the repayment of sales proceeds to investors under certain conditions. In addition, if a customer defaults on a mortgage payment shortly after the loan is originated, the purchaser of the loan may have a put right, whereby they can require us to repurchase the loan at the full amount paid by the purchaser. In 2013 and 2014, we repurchased three residential mortgage loans sold to government-sponsored enterprises with an aggregate principal amount of $405,000, all of which were fully paid with no remaining principal balance as of December 31, 2016.

Other Products and Services

We offer banking products and services that are attractively priced with a focus on customer convenience and accessibility. We offer a full suite of online banking services including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, as well as ATMs, and banking by telephone, mail and personal appointment. We also offer debit cards, night depository, direct deposit, cashier’s checks, and letters of credit, as well as treasury management services, including wire transfer services, remote deposit capture and automated clearinghouse services.

We are currently focused on expanding noninterest income though increased income from our treasury and cash management service. We offer a full array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury management services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, automated clearinghouse origination and stop payments. Cash management deposit products consist of remote deposit capture, merchant services, positive pay and reverse positive pay (automated fraud detection tools), account reconciliation services, zero balance accounts and sweep accounts, including loan sweep.

Investments

Due to the recent growth in our loan portfolio, we manage our investment portfolio primarily for liquidity purposes, with a secondary focus on returns. We separate our portfolio into two categories: (1) short-term investments with maturities less than one year, including federal funds sold; and (2) investments with maturities exceeding one year (the current duration is approximately 5.3 years), all of which are classified as either available-for-sale or held-to-maturity and can be used for pledging on public deposits, selling under repurchase agreements and meeting unforeseen liquidity needs. The latter category is invested in a variety of high-grade securities, including government agency securities, government guaranteed mortgage backed securities and municipal securities. We regularly evaluate the composition of this category as changes occur with respect to the interest rate yield curve. Although we may sell investment securities from time to time to take advantage of changes in interest rate spreads, it is our policy not to sell investment securities unless we can reinvest the proceeds at a similar or higher spread, so as not to take gains to the detriment of future income.

The investment policy is reviewed annually by the Bank’s board of directors. Overall investment goals are established by the Bank’s board of directors and the Bank’s Asset/Liability Management Committee. The Bank’s board of directors has delegated the responsibility of monitoring our investment activities to the Investment Committee. Day-to-day activities pertaining to the investment portfolio are conducted within our accounting department under the supervision of our Chief Financial Officer.

Information Technology Systems

We continue to make significant investments in our information technology systems for our banking and lending operations and treasury management activities. We believe that this investment is essential to enhance our capabilities to offer new products and overall customer experience, to provide scale for future growth and acquisitions, and to increase controls and efficiencies in our back office operations. We have purchased our core data processing platform from a nationally recognized bank software vendor providing us with capabilities to support the continued growth of the Bank. Our internal network and e-mail systems are maintained in-house. We leverage the capabilities of a third-party service provider to provide the technical expertise around network design and architecture that is required for us to operate as an effective and efficient organization. We actively manage our business continuity plan. We strive to follow all recommendations outlined by the Federal Financial Institutions Examination Council in an effort to provide that we have effectively identified our risks and documented contingency plans for key functions and systems including providing for back up sites for all critical applications. We perform tests of the adequacy of these contingency plans on at least an annual basis.

The majority of our other systems, including electronic funds transfer and transaction processing, are operated in house. Online banking services and other public facing web services are hosted by third-party service providers. The scalability of this infrastructure is designed to support our expansion strategy. These critical business applications and processes are included in the business continuity plans referenced above.

Enterprise Risk Management

We place significant emphasis on risk mitigation as an integral component of our organizational culture. We believe that our emphasis on risk management is manifested in our solid asset quality statistics and in our historically low charge-offs and losses on deposit-related services due to debit card, ACH or wire fraud. All of the Bank’s executive officers serve on the Bank’s Enterprise Risk Management Committee, which is chaired by our Chief Risk Officer. Risk management, with respect to our lending philosophy, focuses on structuring credits to provide for multiple sources of repayment, coupled with strong underwriting undertaken by the Bank’s experienced officers and credit policy personnel.

Our risk mitigation techniques include monthly Bank Directors’ Loan Committee meetings where loan pricing, allowance for loan losses methodology and level, and loan concentrations are reviewed and discussed. In addition, the Bank’s Directors’ Loan Committee reviews interest rate stratification and portfolio composition reports on a monthly basis. The Bank’s Problem Asset Committee also meets monthly to discuss criticized assets and set action plans for those borrowers who display deteriorating financial condition, to monitor those relationships and to implement corrective measures on a timely basis to minimize losses. We also perform an annual stress test on our loan portfolio, in which we evaluate the impact on the portfolio of declining economic conditions on the portfolio.

We also focus on risk management in numerous other areas throughout our organization, including asset/liability management, regulatory compliance and strategic and operational risk. We have implemented an extensive asset/liability management process, and utilize a well-known and experienced third party to run our interest rate risk model on a quarterly basis. We utilize hedging techniques whenever our models indicate short-term (net interest income) or long term (economic value of equity) risk to interest rate movements.

We have implemented management assessment and testing of internal controls consistent with the requirements of the Sarbanes-Oxley. We also annually engage an experienced third party to review and assess our controls with respect to technology, as well as to perform penetration and vulnerability testing to assist us in managing the risks associated with information security.

Competition

The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, fintech companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer sophisticated banking products and services. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad and sophisticated commercial banking product suite, our high-quality customer service culture, our positive reputation and long-standing community relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain customers.

Our Employees

As of December 31, 2016, we employed 397 full-time equivalent persons. We provide extensive training to our employees in an effort to ensure that our customers receive superior customer service. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We consider our relations with our employees to be good.

Our Properties

The Bank currently operates 26 banking locations, all of which are located in Texas. The principal executive office of the Bank is located at 201 South Jefferson Avenue, Mount Pleasant, Texas 75455. The Bank currently operates banking locations in the following Texas locations: Atlanta, Bogata, Bryan, College Station (two locations), Commerce, Dallas (two locations), Denton (two locations), Hallsville, Longview, Mount Pleasant (two locations), Mount Vernon, New Boston, Paris (two locations), Pittsburg, Rockwall, Royse City, Sulphur Springs, and Texarkana (four locations). We own all of our banking locations, except for two banking locations in Dallas, Texas, one banking location in Denton, Texas, one banking location in Rockwall, Texas and one office location in Longview, Texas, that we lease. We believe that the five leases to which we are subject are generally on terms consistent with prevailing market terms, and none of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Legal Proceedings

We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.

At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our combined results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially adversely affect our reputation, even if resolved in our favor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Information” and the Company’s audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

General

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through Guaranty Bank & Trust, the discussion and analysis relates to activities primarily conducted by Guaranty Bank & Trust.

As a bank holding company that operates through one segment, we generate most of our revenue from interest on loans and investments, customer service and loan fees, fees related to the sale of mortgage loans, and trust and wealth management services. We incur interest expense on deposits and other borrowed funds, as well as noninterest expense, such as salaries and employee benefits and occupancy expenses. We analyze our ability to maximize income generated from interest earning assets and control the interest expenses of our liabilities, measured as net interest income, through our net interest margin and net interest spread. Net interest income is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities.

Changes in market interest rates and the interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as in the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders’ equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Texas, as well as developments affecting the real estate, technology, financial services, insurance, transportation, manufacturing and energy sectors within our target markets and throughout the state of Texas.

Acquisitions

The comparability of our consolidated results of operations for the year ended December 31, 2015 to the year ended December 31, 2014 is affected by two acquisitions that we completed in 2015. On March 28, 2015, we completed the acquisition of DCB Financial. On April 11, 2015, we completed the acquisition of Texas Leadership Bank. Therefore, the results of the acquired operations of DCB Financial and Texas Leadership Bank were included in our results of operations for a portion of 2015 but were not included in our results of operations for 2014.

Termination of Subchapter S Corporation Status

Effective January 1, 2008, we made an election to be taxed for federal income tax purposes as a “Subchapter S corporation” under the provisions of Sections 1361 through 1379 of the Internal Revenue Code. We terminated our election to be taxed as a Subchapter S corporation effective December 31, 2013. During the period we were taxed as a Subchapter S corporation, our net income was not subject to, and we did not pay, U.S. federal income taxes, and we were not required to make any provision or recognize any liability for federal income taxes in our financial statements for the year ended December 31, 2008 through the year ended December 31, 2013. In addition, during these taxable periods that we were a Subchapter S corporation, we paid distributions to our shareholders to assist them in paying the federal income taxes on the pro rata portion of our taxable income that “passed through” to our shareholders. See “Dividend Policy.” Effective January 1, 2014, we became subject to federal income taxation as a C corporation under Subchapter C of the Internal Revenue Code, and we established deferred tax assets and liabilities effective December 31, 2013 to reflect the conversion. Accordingly, beginning January 1, 2014, we reflect a provision for federal income taxes on our financial statements. As a result of that change in our status under the federal income tax laws, the net income and earnings per share data presented in our historical financial statements for the year ended December 31, 2013 which do not include any provision for federal income taxes, will not be comparable with our historical financial statements for the years ended December 31, 2014, 2015 and 2016, or our future net income and earnings per share, which will be calculated by including a provision for federal income taxes. However, we have included pro forma financial information in the section of this prospectus entitled “Selected Historical Consolidated Financial Information” showing income tax expense and net earnings as if we were a C corporation at the beginning of the earliest period presented for comparison purposes.

Performance Summary for the Years Ended December 31, 2016 and 2015

Net earnings were $12.1 million for the year ended December 31, 2016, as compared to $10.1 million for the year ended December 31, 2015. This performance resulted in basic earnings per share of $1.35 for the year ended December 31, 2016 as compared to $1.15 for the year ended December 31, 2015. The increase in net earnings over this period was primarily the result of our expansion in the Dallas/Fort Worth metroplex, a full year of earnings from the acquisitions of DCB Financial and Texas Leadership Bank in March and April of 2015, respectively, and the continued maturity of the de novo locations in both the Dallas/Fort Worth metroplex and Bryan/College Station markets. The increase in earnings per share over this period was due to a 19.9% increase in net earnings while the weighted average shares outstanding increased only 2.0%.

Our return on average assets was 0.68% for the year ended December 31, 2016, as compared to 0.65% for the year ended December 31, 2015. Our return on average equity was 8.34% for the year ended December 31, 2016, as compared to 7.44% for the year ended December 31, 2015. The increase in both ratios was due to the increase in net earnings of 19.9% relative to smaller increases in total average assets and total average shareholders’ equity of 14.5% and 6.9%, respectively.

Our net interest margin was 3.27% for the year ended December 31, 2016 and 3.33% for the year ended December 31, 2015. Our net interest margin has been relatively consistent in recent years, with 3.33%, 3.23% and 3.07% net interest margin for the years ended December 31, 2014, 2013 and 2012, respectively. Our efficiency ratio was 69.46% for the year ended December 31, 2016, as compared to 71.99% for the year ended December 31, 2015. Our efficiency ratio has been relatively stable in recent years, with the improvement in efficiency ratio in 2016 largely attributable to the relative lack of one-time expenses in 2016 compared to the expenses we incurred in 2015 in connection with our acquisitions and the establishment of our corporate office in Dallas. Our efficiency ratios for the years ended December 31, 2014, 2013 and 2012 were 69.53%, 67.74% and 69.51%, respectively.

Our total assets increased $145.7 million, or 8.7%, to $1.83 billion for the year ended December 31, 2016, compared to $1.68 billion for the year ended December 31, 2015. Our total loans (excluding loans held for sale) increased $176.5 million, or 16.5%, to $1.25 billion for the year ended December 31, 2016, compared to $1.07 billion for the year ended December 31, 2015. Total shareholders’ equity increased $4.2 million, or 3.0%, to $141.9 million for the year ended December 31, 2016, compared to $137.7 million for the year ended December 31, 2015. The increases in our total assets and shareholders’ equity are primarily the result of our loan growth in 2016, which was entirely organic, and the 19.9% increase in net earnings in 2016, respectively.

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

Net Interest Income

Our operating results depend primarily on our net interest income. Fluctuations in market interest rates impact the yield and rates paid on interest-earning assets and interest-bearing liabilities, respectively. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact our net interest income. To evaluate net interest income, we measure and monitor (1) yields on our loans and other interest-earning assets, (2) the costs of our deposits and other funding sources, (3) our net interest spread and (4) our net interest margin. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

2016 vs.  2015. Net interest income for 2016 was $53.8 million compared to $47.8 million for 2015, an increase of $6.0 million, or 12.6%. The increase in net interest income was comprised of an $8.6 million, or 15.3%, increase in interest income offset by a $2.6 million, or 31.3%, increase in interest expense. The growth in interest income was primarily attributable to a $188.0 million, or 19.0%, increase in average loans outstanding for the year ended December 31, 2016, compared to 2015, partially offset by an 11 basis point decrease in the yield on total loans. The increase in average loans outstanding was primarily due to organic growth in all of our markets and continuing maturity of de novo and acquired locations in the Dallas/Fort Worth metroplex and Bryan/College Station markets. The $2.6 million increase in interest expense for the year ended December 31, 2016 was primarily related to a $210.6 million, or 21.8%, increase in average interest-bearing deposits over the same period in 2015. The majority of this increase is due to organic growth, primarily in money market accounts, driven in part by favorable rates that were offered in our Bryan/College Station and Dallas/Fort Worth metroplex markets. For the year ended December 31, 2016, net interest margin and net interest spread were 3.27% and 3.08%, respectively, compared to 3.33% and 3.17% for the same period in 2015, which reflects the increases in interest expense discussed above relative to the increases in interest income.

2015 vs.  2014. Net interest income for 2015 was $47.8 million compared to $39.1 million for 2014, an increase of $8.7 million, or 22.2%. The increase in net interest income for 2015 over 2014 was comprised of a $10.9 million, or 24.1%, increase in interest income offset by a $2.2 million, or 36.2%, increase in interest expense. The growth in interest income was primarily attributable to a $253.4 million, or 34.3%, increase in average loans outstanding for the year ended December 31, 2015, compared to 2014, partially offset by a five basis point decrease in the yield on total loans. The increase in average loans outstanding was primarily due to the acquisition of DCB Financial and Texas Leadership Bank in the first half of 2015 in which we acquired a fair value of performing loans of $118.2 million and $43.6 million, respectively, as well as our organic growth in the Bryan/College Station market and the Longview area of our East Texas market. Interest expense was $8.3 million for 2015, an increase of $2.2 million over 2014. The increase was primarily related to a $168.7 million, or 21.2%, increase in average interest-bearing deposits. The majority of this increase is due to the acquired interest-bearing deposits of $68.8 million and $48.8 million of DCB Financial and Texas Leadership Bank, respectively, as well as our organic growth in the Bryan/College Station market and the Longview area of our East Texas market. For the year ended December 31, 2015 net interest margin and net interest spread were 3.33% and 3.17%, respectively, compared to 3.33% and 3.18% for the same period in 2014.

The following table presents an analysis of net interest income and net interest spread for the periods indicated, including average outstanding balances for each each major category of interest-earning assets and interest-bearing liabilities, the interest earned or paid on such amounts, and the average rate earned or paid on such assets or liabilities, respectively. The table also sets forth the net interest margin on average total interest-earning assets for the same periods. Interest earned on loans that are classified as nonaccrual is not recognized in income; however the balances are reflected in average outstanding balances for the period. For the years ended December 31, 2016, 2015 and 2014, the amount of interest income not recognized on nonaccrual loans was not material. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

	For the Years Ended December 31,
	2016			2015			2014
		Interest			Interest			Interest
	Average	Earned/	Average	Average	Earned/	Average	Average	Earned/	Average
	Outstanding	Interest	Yield/	Outstanding	Interest	Yield/	Outstanding	Interest	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
				(Dollars in thousands)
Assets
Interest-earnings assets:
Total loans(1)	$1,179,938	$55,565	4.71%	$991,889	$47,845	4.82%	$738,539	$35,961	4.87%
Securities available for sale	198,372	3,723	1.88%	233,484	4,393	1.88%	222,471	5,497	2.47%
Securities held to maturity.	182,870	4,678	2.56%	126,659	3,453	2.73%	134,894	3,615	2.68%
Nonmarketable equity securities	8,547	271	3.17%	7,450	91	1.22%	6,455	143	2.22%
Interest-bearing deposits in other banks	78,232	471	0.60%	72,997	300	0.41%	71,785	18	0.03%

Total interest-earning assets	1,647,959	$64,708	3.93%	1,432,479	$56,082	3.92%	1,174,144	$45,234	3.85%

Allowance for loan losses	(10,826)			(8,701)			(7,407)
Noninterest-earnings assets	139,575			127,470			105,553

Total assets	$1,776,708			$1,551,248			$1,272,290

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,175,520	$9,050	0.77%	$964,900	$6,524	0.68%	$796,248	$4,579	0.58%
Advances from FHLB and
Fed Funds Purchased	62,961	299	0.47%	104,157	674	0.65%	98,293	706	0.72%
Other debt	13,198	586	4.44%	10,578	497	4.70%	5,083	252	4.96%
Subordinated debentures	20,313	882	4.34%	14,078	603	4.28%	10,155	536	5.28%
Securities sold under agreements to repurchase	13,011	51	0.39%	11,223	25	0.22%	7,633	38	0.50%

Total interest-bearing liabilities	1,285,003	10,868	0.85%	1,104,936	8,323	0.75%	917,412	6,111	0.67%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	340,240			301,288			236,206
Consideration payable	-			3,735			-
Accrued interest and other liabilities	6,080			5,335			6,832

Total noninterest-bearing liabilities	346,320			310,358			243,038
Shareholders’ equity	145,385			135,954			111,840

Total liabilities and shareholders’ equity	$1,776,708			$1,551,248			$1,272,290

Net interest rate spread(2)			3.08%			3.17%			3.18%
Net interest income		$53,840			$47,759			$39,123

Net interest margin(3)			3.27%			3.33%			3.33%

(1) Includes average outstanding balances of loans held for sale of $3.0 million, $4.4 million and $4.2 million for the years ended December 31, 2016, 2015 and 2014 respectively.

(2) Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

(3) Net interest margin is equal to net interest income divided by average interest-earning assets.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Years Ended December 31, 2016 vs. 2015			For the Years Ended December 31, 2015 vs. 2014
	Increase (Decrease) Due to Change in		Total Increase (Decrease)	Increase (Decrease) Due to Change in		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Total loans	$8,856	$(1,136)	$7,720	$12,221	$(337)	$11,884
Securities available for sale	(659)	(11)	(670)	207	(1,311)	(1,104)
Securities held to maturity	1,438	(213)	1,225	(225)	63	(162)
Nonmarketable equity securities	35	145	180	12	(64)	(52)
Interest-earning deposits in other banks	32	139	171	5	277	282

Total increase (decrease) in interest income	$9,702	$(1,076)	$8,626	$12,220	$(1,372)	$10,848

Interest-bearing liabilities:
Interest-bearing deposits	$1,622	$904	$2,526	$1,140	$805	$1,945
Advances from FHLB and Fed funds Purchased	(196)	(179)	(375)	38	(70)	(32)
Other debt	116	(27)	89	258	(13)	245
Subordinated debentures	271	8	279	168	(101)	67
Securities sold under agreements to repurchase	7	19	26	8	(21)	(13)

Total increase (decrease) in interest expense	1,820	725	2,545	1,612	600	2,212

Increase (decrease) in net interest income	$7,881	$(1,800)	$6,081	$10,608	$(1,972)	$8,636

Provision for Loan Losses

The provision for loan losses is a charge to income in order to bring our allowance for loan losses to a level deemed appropriate by management. For a description of the factors taken into account by our management in determining the allowance for loan losses see “— Financial Condition—Allowance for Loan Losses.” The provision for loan losses for the year ended December 31, 2016 was $3.6 million compared to $2.2 million for the year ended December 31, 2015. As of December 31, 2016 and December 31, 2015, our general allowance reserves were $11.2 million and $8.7 million, respectively, while our specific reserves allocated to cover classified and problem loans were $253,000 and $527,000, respectively. The increase in provision expense was primarily due to the $2.5 million increase in general allowance reserves, which was primarily attributable to the growth in loans of $176.5 million, or 16.5%, to $1.25 billion for the year ended December 31, 2016, from $1.07 billion for the year ended December 31, 2015. As of December 31, 2016, there was $11.7 million in loan balances past due 30 or more days and $4.4 million nonperforming (nonaccrual) loans, compared to $9.7 million and $2.4 million, respectively, for the year ended December 31, 2015. However, the specific reserves associated with these loans decreased due to improvements in the values of the underlying collateral that secure those loans, leading to a $274,000 decrease in specific reserves for the year ended December 31, 2016 over the year ended December 31, 2015 that partially offset the increase in general reserves driven by our loan growth. The provision for loan losses for the year ended December 31, 2015 increased $853,000 to $2.2 million compared to $1.3 million for the year ended December 31, 2014. The increase in provision expense in 2015 was due primarily to an increase in the level of specific reserves needed to cover certain classified loans and a higher amount of expense required to replenish the reserve from the net charge-off to loans, partially offset by general reserves needed to cover the amount of the portfolio loan growth. Net charge-offs for the year ended December 31, 2016 totaled $1.4 million, or 0.11%, of total loans including loans held for sale, compared to net charge-offs of $633,000, or 0.06%, and net charge-offs of $694,000, or 0.09%, for the same period in 2015 and 2014, respectively. The increase in net charge-offs for the year ended December 31, 2016 was primarily due to one borrowing relationship, with a charge-off amount of $1.2 million, in which the assets were repossessed and are currently held for sale. Without this specific charge-off, the ratio of net charge-offs to total loans for the year ended December 31, 2016, would have been 0.02%.

Noninterest Income

Our primary sources of recurring noninterest income are service charges on deposit accounts, merchant and debit card fees, fiduciary income, gains on the sale of loans, and income from bank-owned life insurance. Noninterest income does not include loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method.

For the year ended December 31, 2016, noninterest income totaled $12.8 million, an increase of $1.5 million, or 13.6%, compared to $11.3 million for the year ended December 31, 2015. For the year ended December 31, 2015, noninterest income increased $572,000, or 5.3%, from $10.7 million for the year ended December 31, 2014. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,		Increase (Decrease)	For the Years Ended December 31,		Increase (Decrease)
	2016	2015	2016 v. 2015	2015	2014	2015 v. 2014
	(Dollars in thousands)			(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$3,530	$3,493	$37	$3,493	$3,618	$(125)
Merchant and debit card fees	2,741	2,737	4	2,737	2,418	319
Fiduciary income	1,405	1,432	(27)	1,432	1,134	298
Gain (loss) on sales of loans	1,718	1,053	665	1,053	991	62
Bank-owned life insurance income	453	421	32	421	410	11
Gain (loss) on sales of investment securities	82	77	5	77	(212)	289
Title policies	-	-	-	-	240	(240)
Loan processing fee income	622	501	121	501	441	60
Other	2,465	1,769	696	1,769	1,752	17

Total noninterest income	$13,016	$11,483	$1,533	$11,483	$10,792	$691

Service Charges on Deposit Accounts.  We earn fees from our customers for deposit-related services, and these fees constitute a significant and predictable component of our noninterest income. Service charges on deposit accounts were $3.5 million for the year ended December 31, 2016, which increased over the same period in 2015 by $37,000, or 1.1%. This increase was relatively flat compared to our deposit growth during the same period because the commercial account analysis deposit accounts that we acquired from DCB Financial and Texas Leadership Bank were not charged service fees during 2015 or 2016. We intend to begin charging service fees on those accounts during the second quarter of 2017. Service charges on deposit accounts decreased $125,000, or 3.5%, in 2015 compared to 2014. This decrease was primarily attributable to a small runoff in low balance accounts because of changes in the products and fee schedules applied to those lower balance accounts.

Merchant and Debit Card Fees.  We earn interchange income related to the activity of our customers’ merchant debit card usage. Debit card interchange income was $2.7 million for the years ended December 31, 2016 and 2015. The income remained flat from 2015 to 2016, but related debit card expenses decreased $268,000, or 22.3%, during 2016 due to the conversion from Visa® to Mastercard® and the negotiation of better pricing, resulting in an overall increase in related net income. Debit card interchange income increased $319,000, or 13.2%, compared to $2.4 million for the year ended December 31, 2014. This increase was primarily due to the increases in the number of demand deposit accounts and the volume of debit card usage as a result of our growth.

Fiduciary Income.   We have trust powers and provide fiduciary and custodial services through our trust and wealth management division. Fiduciary income was $1.4 million for the years ended December 31, 2016 and 2015, remaining flat despite an increase in total assets held of $12.6 million, from $253.1 million as of December 31, 2015 to $265.7 million as of December 31, 2016. Revenue for our services fluctuates by month with the market value for all publicly-traded assets held in our investment management and fiduciary accounts. Revenue remained flat primarily because of fluctuations in month-end market values of the investment management accounts and because of growth in assets related to custody-only services, which earn lower revenues than do other fiduciary or investment management services and are not based on publicly-traded asset market values. As of December 31, 2015, we had $253.1 million in assets held compared to $249.3 million as of December 31, 2014. Fiduciary income increased $298,000, or 26.3% in 2015 compared to 2014. This increase was due primarily to the increase in assets held and an increase in fee schedules implemented during the year.

Gain (Loss) on Sales of Loans.  We originate long-term fixed-rate mortgage loans for resale into the secondary market. Our mortgage originations were $62.6 million for the year ended December 31, 2016, compared to $59.2 million for the year ended December 31, 2015. For the year ended December 31, 2014, our mortgage originations were $44.2 million. Gain on sale of loans was $1.7 million for the year ended December 31, 2016, an increase of $665,000, or 63.2%, compared to $1.1 million for the same period in 2015, which reflects an increase in the number of loans sold and the amount of gain per loan sold. Gain on sales of loans increased $62,000, or 6.3%, in 2015 compared to 2014, primarily due to an increase in mortgage activity as a result of entering the Dallas/Fort Worth metroplex.

Bank-Owned Life Insurance.  We invest in bank-owned life insurance due to its attractive nontaxable return and protection against the loss of our key employees. We record income based on the growth of the cash surrender value of these policies as well as the annual yield net of fees and charges, including mortality charges. Income from bank-owned life insurance increased $32,000, or 7.6%, for the year ended December 31, 2016 compared to the same period in 2015. The increase in income was primarily due to the purchase of $445,000 of additional bank-owned life insurance in 2016, partially offset by a decrease in tax equivalent yields on these policies from 4.15% for 2015 compared to 4.00% for 2016. Income from bank-owned life insurance increased $11,000, or 2.7%, for the year ended December 31, 2015, compared to the same period in 2014. The increase in income was primarily attributable to the purchase of $1.3 million in additional bank-owned life insurance in 2015, partially offset by a decrease in tax equivalent yields on these policies of 4.15% for the year ended December 31, 2015, compared to 4.32% for the same period in 2014.

Gain (Loss) on Sales of Investment Securities.  We recorded a gain on sales of securities in the amount of $82,000 and $77,000 for the years ended December 31, 2016 and 2015, respectively. The gains taken in both years relate to securities sold that had higher yields in the current markets, but that management believed also had higher volatility risk in an increasing interest rate environment. Accordingly, we sold these securities and recorded gains on the sales in an effort to decrease our interest rate risk. We recorded a loss on the sale of securities in the amount of $212,000 for the year ended December 31, 2014. The losses taken in 2014 were taken to reduce volatility risks in an increasing rate environment.

Title Policies.  Prior to 2015, one of our subsidiaries generated fee income through issuance of title policies. The title company, Greene Title & Abstract, was sold in June 2014, which had previously been operated through our indirect subsidiary, Oak Tree Title, LLC. Title policy income of $240,000 was recorded through the sale date.

Loan Processing Fee Income.  Revenue earned from collection of loan processing fees increased $121,000, or 24.2%, to $622,000 for the year ended December 31, 2016 from $501,000 for the year ended December 31, 2015. The increase in loan processing fee income is attributable primarily to an increase in volume of newly originated, renewed or extended loans during the period. Loan processing fees increased $60,000, or 13.6%, for the year ended December 31, 2015, from $441,000 for the year ended December 31, 2014, which was also attributable to volume growth of our loan portfolio during the period, resulting partially from the acquisition of DCB Financial and Texas Leadership Bank during March and April of 2015, respectively.

Other.  This category includes a variety of other income producing activities, including mortgage loan origination fees, wire transfer fees, loan administration fees, and other fee income. Other noninterest income increased $696,000, or 39.3%, in 2016 compared to 2015 due primarily to the growth in our loan portfolio and increased mortgage origination volume causing an increase in fee income generated from loan administration fees and income from mortgage loan origination and processing fees. Other income increased $17,000, or 1.0%, for the year ended December 31, 2015, compared to the same period in 2014, primarily due to an increase in rental income generated by one of our subsidiaries, 2800 S Texas Ave, which owns our Bryan banking location, and an increase in administrative loan fee income due to an increase in our loan portfolio activity.

Noninterest Expense

Generally, noninterest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy expenses, depreciation and amortization of our facilities and our furniture, fixtures and office equipment, professional and regulatory fees, including FDIC assessments, data processing expenses, and advertising and promotion expenses.

For the year ended December 31, 2016, noninterest expense totaled $46.2 million, an increase of $3.8 million, or 8.9%, compared to $42.4 million for the year ended December 31, 2015. Noninterest expense increased $7.6 million, or 21.9%, for the year ended December 31, 2015, compared to the same period in 2014. The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,		Increase (Decrease)	For the Years Ended December 31,		Increase (Decrease)
	2016	2015	2016 v. 2015	2015	2014	2015 v. 2014
	(Dollars in thousands)			(Dollars in thousands)
Employee compensation and benefits	$25,611	$22,469	$3,142	$22,469	$18,251	$4,218
Non-staff expenses:
Occupancy expenses	6,870	6,468	402	6,468	5,360	1,108
Amortization	980	951	29	951	904	47
Software support fees	1,870	1,840	30	1,840	1,447	393
FDIC insurance assessment fees	1,200	743	457	743	680	63
Legal and professional fees	1,935	2,064	(129)	2,064	1,625	439
Advertising and promotions	1,015	918	97	918	756	162
Telecommunication expense	609	572	37	572	533	39
ATM and debit card expense	933	1,201	(268)	1,201	940	261
Director and committee fees	940	859	81	859	853	6
Other	4,417	4,509	(92)	4,509	3,505	1,004

Total noninterest expense	$46,380	$42,594	$3,786	$42,594	$34,854	$7,740

Employee Compensation and Benefits.  Salaries and employee benefits are the largest component of noninterest expense and include payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes. Salaries and employee benefits were $25.6 million for the year ended December 31, 2016, an increase of $3.1 million, or 14.0%, compared to $22.5 million for the same period in 2015. The increase was due primarily to an increase in the number of employees, as well as increased health insurance expenses, benefit plan expenses and payroll taxes. As of December 31, 2016 and 2015, we had 397 and 379 full-time equivalent employees, respectively, an increase of 18 employees. Salaries and employee benefits increased $4.2 million, or 23.1%, for the year end December 31, 2015, as compared to $18.3 million for the same period in 2014. The number of full-time equivalent employees increased from 308 for the year ended December 31, 2014, to 379 for the same period in 2015, an increase of 71 employees. The increases in staff and expenses in 2015 were due primarily to the acquisitions of DCB Financial and Texas Leadership Bank and the opening of a new location in Rockwall, Texas, as well as increased health insurance expenses, benefit plan expenses and payroll taxes.

Occupancy Expenses.  Occupancy expenses were $6.9 million and $6.5 million for the years ended December 31, 2016 and 2015, respectively. This category includes building, leasehold, furniture, fixtures and equipment depreciation totaling $3.2 million for the year ended December 31, 2016 and $3.0 million for the same period in 2015. The increase of $402,000, or 6.2%, in occupancy expenses for 2016 compared to 2015 was due primarily to increased lease expense due to new locations in Denton and Rockwall, as well as increased depreciation from additional furniture, fixtures and office equipment, partially offset by decreases in automobile expense and utility expense. Expense associated with occupancy of premises increased $1.1 million, or 20.7%, for the year ended December 31, 2015, as compared to $5.4 million for the same period of 2014, and related depreciation expenses increased $439,000 from $2.5 million, or 17.4%. The increase of $1.1 million for 2015 compared to 2014 was due primarily to increased lease and rental expense related to the acquisition of DCB Financial in March of 2015, increased ad valorem taxes related to our expansion into the Dallas/Fort Worth metroplex, as well as an increase from $2.5 million in building, leasehold, furniture, fixtures and equipment depreciation for the year ended December 31, 2014, to $3.0 million for the same period in 2015.

Amortization.  Amortization costs include amortization of software and core deposit premiums. Amortization costs were $980,000 for the year ended December 31, 2016, an increase of $29,000, or 3.0%, compared to $951,000 for the same period of 2015. Amortization costs for the year ended December 31, 2015, increased $47,000, or 5.2%, compared to $904,000 for the same period of 2014. The increases in amortization costs in 2015 and 2016 were primarily due to increased amortization from core deposit intangibles resulting from the acquisitions of DCB Financial and Texas Leadership Bank, as well as additional software purchases required to support our expansion and to build the infrastructure needed for growth in the volume of our business.

Software Support.  Software support expenses were $1.9 million for the year ended December 31, 2016 and $1.8 million for the same period in 2015. The increase of $30,000, or 1.6%, was primarily attributable to incremental processing fees resulting from growth in volume of our loan and deposit accounts. Software support expenses increased $393,000, or 27.2%, in 2015 from $1.4 million for the year ended December 31, 2014. The increase was primarily attributable to incremental processing fees resulting from the growth in the volume of our loan and deposit accounts, data conversion fees due to acquisitions, and increased support fees from movement to a higher asset tier on certain support contracts.

FDIC Assessment Fees.  FDIC assessment fees were $1.2 million and $743,000 for the years ended December 31, 2016 and 2015, respectively. The increase of $457,000, or 61.5%, resulted from the effect of an update in our accounting methodology related to accrual of the assessment fees. FDIC assessment fees increased $63,000, or 9.3%, for the year ended December 31, 2015, compared to the same period in 2014, resulting from growth in our assets over this period.

Legal and Professional Fees. Legal and professional fees, which include audit, loan review and regulatory assessments, were $1.9 million and $2.1 million for the years ended December 31, 2016 and 2015, respectively. The decrease of $129,000, or 6.3%, was primarily due to cancellation of services for a third-party investment advisory firm related to our Wealth Management Group during the period, which was partially offset by increases in legal fees and audit fees. The increase of $439,000, or 27.0%, for the year ended December 31, 2015, compared to $1.6 million for the year ended December 31, 2014, was primarily the result of fees paid to recruiters to staff our continued growth as well as consulting fees paid in 2014.

Advertising and Promotions.  Advertising and promotion related expenses were $1.0 million and $918,000 for the years ended December 31, 2016 and 2015, respectively. The increase of $97,000, or 10.6%, was primarily due to additional advertising expenses related to our two new locations in Denton, Texas and completion of a direct mail campaign in Bryan/College Station. The increase of $162,000, or 21.4%, for the year ended December 31, 2015, compared to $756,000 for the year ended December 31, 2014, was primarily the result of advertising and promotion costs related to our expansion into the Dallas/Fort metroplex and the acquisitions of DCB Financial and Texas Leadership Bank.

Telecommunication Expense.  Telecommunications expenses include telephone, internet and television/cable expenses, which were $609,000 and $572,000 for the years ended December 31, 2016 and 2015, respectively. The increase of $37,000, or 6.5%, was primarily due to an increase in the number of locations utilizing these services during the period. The increase of $39,000, or 7.3%, for the year ended December 31, 2015, compared to $533,000 for the year ended December 31, 2014, was primarily the result of additional locations opened and acquired from DCB Financial and Texas Leadership Bank.

ATM and Debit Card Expense.  We pay processing fees related to the activity of our customers’ ATM and debit card usage. ATM and debit card expenses were $933,000 and $1.2 million for the years ended December 31, 2016 and 2015. Our expenses decreased $268,000, or 22.3%, due to a conversion from Visa® to Mastercard® as our brand and better negotiated pricing with Mastercard®. ATM and debit card expense increased $261,000, or 27.8%, for the year ended December 31, 2015, compared to $940,000 for the year ended December 31, 2014. This increase was primarily due to the increases in the number of demand deposit accounts and the volume of debit card usage as a result of our growth.

Director and Committee Fees.  We pay fees to our board of directors for their attendance at board and committee meetings for both the Company and the Bank. Director and committee fees paid were $940,000 and $859,000 for the years ended December 31, 2016 and 2015. The expense increased $81,000, or 9.4%, due to an increase in the per meeting fees paid to directors starting on January 1, 2016. Director and committee fees increased slightly for the year ended December 31, 2015, by $6,000, or 0.7%, compared to $853,000 for the year ended December 31, 2014. This increase was primarily due to more meetings attended by the directors during the period.

Other.  This category includes operating and administrative expenses, such as stock option expense, expenses and losses related to repossession of assets, small hardware and software purchases, expense of the value of stock appreciation rights, losses incurred on problem assets, losses on sale of other real estate owned and other assets, other real estate owned expense and write-downs, business development expenses (i.e., travel and entertainment, charitable contributions and club memberships), insurance and security expenses. Other noninterest expense decreased to $4.4 million for the year ended December 31, 2016, compared to $4.5 million for the same period in 2015, a decrease of $92,000, or 2.0%. The decrease was primarily due to no acquisition related expenses during 2016, as well as lower stock option expense and losses sustained. Other noninterest expense increased $1.0 million, or 28.6%, in 2015 compared to 2014, due primarily due to an increase in stock option expense and costs associated with our acquisitions of DCB Financial and Texas Leadership Bank.

Income Tax Expense

The amount of income tax expense we incur is influenced by the amounts of our pre-tax income, tax-exempt income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

For the years ended December 31, 2016, 2015, and 2014, income tax expense totaled $4.7 million, $4.4 million, and $4.0 million, respectively. Our effective tax rate for the years ended December 31, 2016, 2015 and 2014 was 28.0%, 30.1%, and 29.3%, respectively.

Financial Condition

Our total assets increased $145.7 million, or 8.7%, from $1.7 billion as of December 31, 2015 to $1.8 billion as of December 31, 2016. Total assets increased $348.6 million, or 26.1%, as of December 31, 2015 from $1.3 billion as of December 31, 2014. Our asset growth in 2014 was primarily due to maturity and growth of banking locations established in Bryan/College Station and Longview during 2013 and our acquisition of The First State Bank, Hallsville, Texas in July 2013. Our asset growth in 2015 was primarily due to a combination of organic growth and our acquisition of DCB Financial in March 2015 and Texas Leadership Bank in April of 2015, as well as the opening of one de novo branch in 2015. Our growth in 2016 was achieved primarily through organic growth in our traditional East Texas market and our newer Bryan/College Station and Dallas/Fort Worth metroplex locations by enhancing our lending and deposit relationships with existing customers and attracting new customers, as well as cross-selling our deposit and treasury management products.

Loan Portfolio

Our primary source of income is derived through interest earned on loans to small- to medium-sized businesses, commercial companies, professionals and individuals located in our primary market areas. A substantial portion of our loan portfolio consists of commercial and industrial loans and real estate loans secured by commercial real estate properties located in our primary market areas. Our loan portfolio represents the highest yielding component of our earning asset base.

As of December 31, 2016, total loans were $1.2 billion, an increase of $176.5 million, or 16.5%, compared to $1.1 billion as of December 31, 2015. Total loans as of December 31, 2015 represented an increase of $280.4 million, or 35.6%, compared to $788.2 million as of December 31, 2014. These increases were primarily due to our continued organic growth in our primary market areas, new locations opened or acquired in the Dallas/Fort Worth metroplex and Bryan/College Station, and our acquisitions of DCB Financial in March 2015 and Texas Leadership Bank in April 2015. In addition to these amounts, $2.6 million, $3.9 million and $3.9 million in loans were classified as held for sale as of December 31, 2016, 2015 and 2014, respectively.

Total loans, excluding loans held for sale, as a percentage of deposits were 78.97%, 72.89% and 73.20% as of December 31, 2016, 2015 and 2014, respectively. Total loans, excluding loans held for sale, as a percentage of assets were 68.2%, 63.7% and 59.4% as of December 31, 2016, 2015 and December 31, 2014, respectively.

The following table summarizes our loan portfolio by type of loan as of the dates indicated:

	As of December 31,
	2016		2015		2014		2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial and industrial	$223,997	17.99%	$181,890	17.02%	$139,579	17.71%	$140,538	20.10%	$124,932	19.93%
Real estate:
Construction and development	129,366	10.39%	122,739	11.49%	77,475	9.83%	57,189	8.18%	45,210	7.21%
Farmland	62,362	5.01%	47,663	4.46%	34,125	4.33%	25,844	3.70%	18,592	2.96%
1-4 family residential	362,952	29.15%	313,440	29.33%	247,511	31.40%	229,163	32.78%	203,566	32.46%
Multi-family residential	26,079	2.09%	30,356	2.84%	24,049	3.05%	16,274	2.33%	16,398	2.62%
Commercial real estate	367,656	29.53%	301,686	28.23%	205,222	26.04%	170,061	24.32%	159,174	25.38%
Consumer	53,822	4.32%	51,369	4.80%	44,949	5.70%	45,426	6.49%	43,852	6.99%
Agricultural	18,901	1.52%	19,524	1.83%	15,319	1.94%	14,672	2.10%	15,364	2.45%

Total loans held for investment	$1,245,135	100.00%	$1,068,667	100.00%	$788,229	100.00%	$699,167	100.00%	$627,088	100.00%

Total loans held for sale	$2,563		$3,867		$3,915		$7,118		$9,379

Commercial and Industrial Loans.  Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. These loans are primarily made based on the identified cash flows of the borrower, and secondarily, on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees.

Commercial and industrial loans increased $42.1 million, or 23.1%, to $224.0 million as of December 31, 2016 from $181.9 million as of December 31, 2015. The increase was due to organic growth, particularly in our Bryan/College Station and Dallas/Fort Worth metroplex markets. Commercial and industrial loans as of December 31, 2015 represented an increase of $42.3 million, or 30.3%, from $139.6 million as of December 31, 2014. The increase was driven by the acquisitions of DCB Financial and Texas Leadership Bank which resulted in 88.4% of the growth in this category, as well as continued organic growth in our existing markets.

Construction and Development.  Construction and land development loans are comprised of loans to fund construction, land acquisition and land development construction. The properties securing the portfolio are located throughout Texas and are generally diverse in terms of type.

Construction and development loans increased $6.6 million, or 5.4%, to $129.4 million as of December 31, 2016 from $122.7 million as of December 31, 2015. The increase resulted from continued organic growth, especially in our Dallas/Fort Worth metroplex and Bryan/College Station markets. Construction and development loans as of December 31, 2015 represented an increase of $45.3 million, or 58.4%, from $77.5 million as of December 31, 2014. The increase primarily resulted from the acquisitions of DCB Financial and Texas Leadership Bank, as well as increases in market demand and our decision to seek a larger volume of such loans due to our belief that our loan portfolio was sufficiently diverse to sustain them.

1-4 Family Residential.  Our 1-4 family residential loan portfolio is comprised of loans secured by 1-4 family homes, which are both owner occupied and investor owned. Our 1-4 family residential loans have a relatively small balance spread between many individual borrowers compared to our other loan categories. Our 1-4 family residential loans increased $49.5 million, or 15.8%, to $363.0 million as of December 31, 2016 from $313.4 million as of December 31, 2015. This increase primarily was a result of continued organic growth. Our 1-4 family residential loans as of December 31, 2015 represented an increase of $65.9 million, or 26.6%, from $247.5 million as of December 31, 2014. This growth primarily was a result of the acquisitions of DCB Financial and Texas Leadership Bank as well as continued organic growth in our existing markets.

Commercial Real Estate.  Commercial real estate loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the portfolio are located primarily throughout our markets and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.

Commercial real estate loans increased $66.0 million, or 21.9%, to $367.7 million as of December 31, 2016 from $301.7 million as of December 31, 2015. The increase in commercial real estate loans during this period was mostly driven by a general increase in lending activity, primarily in our Dallas/Fort Worth metroplex and Bryan/College Station markets. Commercial real estate loans as of December 31, 2015 represented an increase of $96.5 million, or 47.0%, from $205.2 million as of December 31, 2014. This increase in commercial real estate loans during this period was due to our acquisition of DCB Financial and Texas Leadership Bank as well as a general increase in lending activity in the Bryan/College Station market.

Other Loan Categories.  Other categories of loans included in our loan portfolio include farmland and agricultural loans made to farmers and ranchers relating to their operations, multi-family residential loans and consumer loans. None of these categories of loans represents a significant portion of our total loan portfolio.

The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of date indicated are summarized in the following tables:

	As of December 31, 2016
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial and industrial	$103,013	$89,827	$31,157	$223,997
Real estate:
Construction and development	70,645	29,553	29,168	129,366
Farmland	15,944	2,796	43,622	62,362
1-4 family residential	31,498	22,810	308,644	362,952
Multi-family residential	757	8,515	16,807	26,079
Commercial real estate	13,703	59,389	294,564	367,656
Consumer	17,239	33,398	3,185	53,822
Agricultural	11,177	7,627	97	18,901

Total loans	$263,976	$253,915	$727,244	$1,245,135

Amounts with fixed rates	$197,944	$195,603	$82,967	$476,514
Amounts with floating rates	$66,032	$58,312	$644,277	$768,621

	As of December 31, 2015
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial and industrial	$86,121	$58,319	$37,450	$181,890
Real estate:
Construction and development	52,448	33,660	36,631	122,739
Farmland	9,840	5,276	32,547	47,663
1-4 family residential	17,116	28,851	267,473	313,440
Multi-family residential	1,194	8,697	20,465	30,356
Commercial real estate	15,290	47,638	238,758	301,686
Consumer	15,728	32,607	3,034	51,369
Agricultural	12,000	7,422	102	19,524

Total loans	$209,737	$222,470	$636,460	$1,068,667

Amounts with fixed rates	$162,184	$167,579	$86,755	$416,518
Amounts with floating rates	$47,553	$54,891	$549,705	$652,149

	As of December 31, 2014
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial and industrial	$50,902	$51,233	$37,444	$139,579
Real estate:
Construction and development	34,502	17,117	25,856	77,475
Farmland	2,643	5,141	26,341	34,125
1-4 family residential	10,909	13,904	222,698	247,511
Multi-family residential	1,022	2,880	20,147	24,049
Commercial real estate	15,240	33,826	156,156	205,222
Consumer	13,791	30,105	1,053	44,949
Agricultural	9,750	5,263	306	15,319

Total loans	$138,759	$159,469	$490,001	$788,229

Amounts with fixed rates	$110,353	$119,671	$62,759	$292,783
Amounts with floating rates	$28,406	$39,798	$427,242	$495,446

Nonperforming Assets

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed from income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are, in management’s opinion, reasonably assured.

We believe our conservative lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our bankers, and we also monitor our delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

We had $6.1 million in nonperforming assets as of December 31, 2016, compared to $4.1 million and $4.9 million as of December 31, 2015 and 2014, respectively. We had $4.4 million in nonperforming loans as of December 31, 2016, compared to $2.4 million and $4.1 million as of December 31, 2015 and 2014, respectively. The $2.0 million increase in our nonperforming loans from December 31, 2015 to December 31, 2016 primarily relates to the downgrade of one loan relationship in the amount of $1.2 million that was previously classified as accrual in accordance with the terms of our loan policy. The following table presents information regarding nonperforming loans at the dates indicated:

	As of December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Nonaccrual loans	$4,409	$2,431	$4,077	$7,233	$4,906
Accruing loans 90 or more days past due	-	-	-	-	-

Total nonperforming loans	4,409	2,431	4,077	7,233	4,906

Other real estate owned:
Commercial real estate, construction and development, and farmland	1,074	1,075	70	604	744
Residential real estate	618	618	742	758	725

Total other real estate owned	1,692	1,693	812	1,362	1,469

Total nonperforming assets	$6,101	$4,124	$4,889	$8,595	$6,375

Restructured loans-nonaccrual	$90	$160	$685	$877	$1,081
Restructured loans-accruing	415	3,541	2,574	1,422	3,937
Ratio of nonperforming loans to total loans(1)(2)	0.35%	0.23%	0.52%	1.03%	0.78%
Ratio of nonperforming assets to total assets	0.33%	0.25%	0.37%	0.69%	0.55%

	As of December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Nonaccrual loans by category:
Real estate:
Construction and development	$1,825	$-	$-	$173	$241
Farmland	176	169	184	692	-
1-4 family residential	1,699	1,829	2,614	3,840	2,682
Multi-family residential	5	—	-	-	-
Commercial real estate	415	77	672	1,372	436
Commercial and industrial	82	118	507	707	810
Consumer	192	238	99	307	433
Agricultural	15	-	1	142	304

Total	$4,409	$2,431	$4,077	$7,233	$4,906

(1)	Excludes loans held for sale of $2.6 million, $3.9 million, $3.9 million, $7.1 million and $9.4 million for the years ended December 31 2016, 2015, 2014, 2013 and 2012, respectively.
(2)	Restructured loans-nonaccrual are included in nonaccrual loans which are a component of nonperforming loans.

Potential Problem Loans

From a credit risk standpoint, we classify loans in one of five categories: pass, special mention, substandard, doubtful or loss. Within the pass category, we classify loans into one of the following four subcategories based on perceived credit risk, including repayment capacity and collateral security: superior, excellent, good and acceptable. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. We review the ratings on credits monthly. Ratings are adjusted to reflect the degree of risk and loss that is believed to be inherent in each credit as of each monthly reporting period. Our methodology is structured so that specific reserve allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated special mention show clear signs of financial weaknesses or deterioration in creditworthiness; however, such concerns are not so pronounced that we generally expect to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits with a lower rating.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses which exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits rated as doubtful have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

Credits rated as loss are charged-off. We have no expectation of the recovery of any payments in respect of credits rated as loss.

The following table summarizes the internal ratings of our loans as of the dates indicated.

	As of December 31, 2016
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate:
Construction and development	$127,537	$4	$1,825	$-	$-	$129,366
Farmland	61,713	248	401	-	-	62,362
1-4 family residential	353,483	4,311	5,121	37	-	362,952
Multi-family residential	25,871	-	208	-	-	26,079
Commercial real estate	360,264	1,927	5,465	-	-	367,656
Commercial and industrial	218,975	4,299	706	17	-	223,997
Consumer	52,648	524	568	82	-	53,822
Agricultural	17,965	478	458	-	-	18,901

Total	$1,218,456	$11,791	$14,752	$136	$-	$1,245,135

	As of December 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate:
Construction and development	$121,420	$848	$337	$134	$-	$122,739
Farmland	46,601	730	332	-	-	47,663
1-4 family residential	301,824	5,448	6,168	-	-	313,440
Multi-family residential	28,893	1,192	271	-	-	30,356
Commercial real estate	294,485	4,360	2,841	-	-	301,686
Commercial and industrial	169,751	7,670	4,356	113	-	181,890
Consumer	50,194	710	438	27	-	51,369
Agricultural	18,703	713	108	-	-	19,524

Total	$1,031,871	$21,671	$14,851	$274	$-	$1,068,667

	As of December 31, 2014
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate:
Construction and development	$77,176	$107	$192	$-	$-	$77,475
Farmland	33,379	342	404	-	-	34,125
1-4 family residential	235,141	5,264	6,987	119	-	247,511
Multi-family residential	22,753	1,296	-	-	-	24,049
Commercial real estate	197,525	2,875	4,819	3	-	205,222
Commercial and industrial	137,814	434	1,129	202	-	139,579
Consumer	44,016	509	366	58	-	44,949
Agricultural	15,171	35	113	-	-	15,319

Total	$762,975	$10,862	$14,010	$382	$-	$788,229

Allowance for Loan Losses

We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in our loan portfolio. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts, or at all. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of our loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. Please see “— Critical Accounting Policies—Allowance for Loan Losses.”

In connection with the review of our loan portfolio, we consider risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements we consider include:

•	for commercial and industrial loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements), the operating results of the commercial, industrial or professional enterprise, the borrower’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

•	for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio, operating results of the owner in the case of owner occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

•	for 1-4 family residential mortgage loans, the borrower’s ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral; and

•	for construction and development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan to value ratio.

As of December 31, 2016, the allowance for loan losses totaled $11.5 million, or 0.92%, of total loans. As of December 31, 2015, the allowance for loan losses totaled $9.3 million, or 0.87%, of total loans. As of December 31, 2014, the allowance for loan losses totaled $7.7 million, or 0.98%, of total loans.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	As of December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Average loans outstanding(1)	$1,179,938	$991,889	$738,539	$659,334	$617,076

Gross loans outstanding at end of period(2)	$1,245,135	$1,068,667	$788,229	$699,167	$627,088

Allowance for loan losses at beginning of the period	9,263	7,721	7,093	6,354	5,978
Provision for loan losses	3,640	2,175	1,322	1,745	1,064
Charge offs:
Real Estate:
Construction and development	9	6	14	37	32
Commercial real estate	-	53	27	112	120
Farmland	-	-	96	-	-
1-4 family residential	71	215	163	165	218
Multi-family residential	-	-	-	-	-
Commercial and industrial	1,213	192	241	326	234
Consumer	269	219	178	300	202
Agriculture	-	1	-	8	10
Overdrafts	200	227	233	259	140

Total charge-offs	1,762	913	952	1,207	956
Recoveries:
Real Estate:
Construction and development	4	-	4	1	-
Commercial real estate	-	-	1	11	83
Farmland	-	96	-	-	-
1-4 family residential	75	8	1	36	27
Multi-family residential	-	-	-	-	-
Commercial and industrial	17	20	38	20	85
Consumer	121	50	90	86	50
Agriculture	-	1	20	6	3
Overdrafts	126	105	104	41	20

Total recoveries	343	280	258	201	268
Net charge-offs	1,419	633	694	1,006	688

Allowance for loan losses at end of period	$11,484	$9,263	$7,721	$7,093	$6,354

Ratio of allowance to end of period loans(2)	0.92%	0.87%	0.98%	1.01%	1.01%
Ratio of net charge-offs to average loans(1)	0.12%	0.06%	0.09%	0.15%	0.11%

(1)	Includes average outstanding balances of loans held for sale of $3.0 million, $4.4 million, $4.2 million, $6.3 million and $5.9 million for the years ended December 31 2016, 2015, 2014, 2013 and 2012, respectively.

(2)	Excludes loans held for sale of $2.6 million, $3.9 million, $3.9 million, $7.1 million and $9.4 million for the years ended December 31 2016, 2015, 2014, 2013 and 2012, respectively.

We believe the successful execution of our expansion strategy through organic growth and strategic acquisitions is generally demonstrated by the upward trend in loan balances from December 31, 2012 to December 31, 2016. Loan balances, excluding loans held for sale, increased from $627.1 million as of December 31, 2012, to $1.2 billion as of December 31, 2016. Net charge-offs have been minimal, representing on average 0.11% of average loan balances during the same period.

Although we believe that we have established our allowance for loan losses in accordance with GAAP and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions for loan losses will be subject to ongoing evaluations of the risks in our loan portfolio. If our primary market areas experience economic declines, if asset quality deteriorates or if we are successful in growing the size of our loan portfolio, our allowance could become inadequate and material additional provisions for loan losses could be required.

The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan category.

	As of December 31,
	2016		2015		2014		2013		2012
	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total
	(Dollars in thousands)
Real estate:
Construction and development	$1,161	10.11%	$1,004	10.84%	$615	7.97%	$460	6.48%	$395	6.22%
Farmland	482	4.20%	400	4.32%	387	5.01%	380	5.36%	190	2.99%
1-4 family residential	3,960	34.48%	2,839	30.65%	2,395	31.02%	2,236	31.53%	2,018	31.76%
Multi-family residential	281	2.45%	325	3.51%	232	3.00%	153	2.16%	141	2.22%
Commercial real estate	3,264	28.42%	2,106	22.74%	1,870	24.22%	1,502	21.18%	1,386	21.81%

Total real estate	9,148	79.66%	6,674	72.06%	5,499	71.22%	4,731	66.71%	4,130	65.00%
Commercial and industrial	1,592	13.86%	1,878	20.26%	1,473	19.08%	1,503	21.19%	1,246	19.61%
Consumer	591	5.15%	573	6.19%	612	7.93%	725	10.22%	776	12.21%
Agricultural	153	1.33%	138	1.49%	137	1.77%	134	1.88%	202	3.18%

Total allowance for loan losses	$11,484	100.00%	$9,263	100.00%	$7,721	100.00%	$7,093	100.00%	$6,354	100.00%

Securities

We use our securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements. As of December 31, 2016, the carrying amount of our investment securities totaled $346.3 million, a decrease of $51.7 million, or 13.0%, compared to $398.0 million as of December 31, 2015. The decrease was due primarily to the sale of certain available-for-sale securities and the use of proceeds from maturing securities to fund increases in the loan portfolio. The carrying amount of our investment securities as of December 31, 2015 represented an increase of $39.9 million, or 11.1%, compared to $358.1 million as of December 31, 2014. The increases in investment securities were funded primarily from increases in deposits. Investment securities represented 18.9%, 23.7% and 26.9% of total assets as of December 31, 2016, 2015 and 2014, respectively.

Our investment portfolio consists of securities classified as available for sale and held to maturity. As of December 31, 2016, securities available for sale and securities held to maturity totaled $156.9 million and $189.4 million, respectively. As of December 31, 2015, securities available for sale and securities in held to maturity totaled $272.9 million and $125.0 million, respectively, and as of December 31, 2014, $227.0 million and $131.1 million, respectively. Held to maturity percentages were 54.7% as of December 31, 2016, 31.4% as of December 31, 2015, and 36.6% at December 31, 2014. While we generally seek to maintain 50.0% or less of our portfolio in held to maturity securities, the Company has the intent and ability to hold its held to maturity securities until maturity or call and the current policy exception was approved by our board of directors. The carrying values of our investment securities classified as available for sale are adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders’ equity. The following table summarizes the amortized cost and estimated fair value of our investment securities as of the dates shown:

	As of December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
U.S. government agencies	$-	$-	$-	$-
Corporate bonds	25,254	6	377	24,883
Municipal securities	157,261	901	4,511	153,651
U.S. treasury securities	-	-	-	-
Mortgage-backed securities	89,748	318	1,898	88,168
Collateralized mortgage obligations	77,290	275	1,187	76,378

Total	$349,553	$1,500	$7,973	$343,080

	As of December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
U.S. government agencies	$5,158	$121	$-	$5,279
Corporate bonds	28,399	-	412	27,987
Municipal securities	67,350	2,384	18	69,716
U.S. treasury securities	29,985	-	-	29,985
Mortgage-backed securities	145,686	484	1,969	144,201
Collateralized mortgage obligations	124,490	564	1,466	123,588

Total	$401,068	$3,553	$3,865	$400,756

	As of December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
U.S. government agencies	$7,132	$70	$-	$7,202
Corporate bonds	-	-	-	-
Municipal securities	59,498	1,185	183	60,500
U.S. treasury securities	-	-	-	-
Mortgage-backed securities	235,455	803	1,816	234,442
Collateralized mortgage obligations	57,869	640	760	57,749

Total	$359,954	$2,698	$2,759	$359,893

We do not hold any Fannie Mae or Freddie Mac preferred stock, collateralized debt obligations, structured investment vehicles or second lien elements in our investment portfolio. As of December 31, 2016, our investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages. The Bank owns no non-U.S. agency mortgage-backed securities and only one non-U.S. agency corporate collateralized mortgage obligation, which is categorized as held to maturity and had a $2.9 million carrying value as of December 31, 2016.

Our management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In 2013, we recognized other-than-temporary impairment with respect to the non-U.S. agency corporate collateralized mortgage obligation that we hold. As of December 31, 2016, $324,495 of other-than-temporary impairment was recorded with a $2.9 million carrying value with respect to this security.

The following table sets forth the amortized cost of held to maturity securities and the fair value of available for sale securities, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of our securities portfolio as of the dates indicated. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

	As of December 31, 2016
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands) (Unaudited)
Corporate bonds	$-	0.00%	$7,453	2.30%	$17,430	2.93%	$-	0.00%	$24,883	2.75%
Municipal securities	732	3.98	6,103	3.45	38,634	3.49	111,170	3.62	$156,639	3.58
Mortgage-backed securities	-	0.00	74,047	2.02	14,093	2.27	-	0.00	$88,140	2.06
Collateralized mortgage obligations	-	0.00	27,668	2.92	26,184	2.68	22,782	2.98	$76,634	2.81

Total	$732	3.98%	$115,271	2.33%	$96,341	3.00%	$133,952	3.50%	$346,296	2.97%

	As of December 31, 2015
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
U.S. government agencies	$-	0.00%	$-	0.00%	$5,158	2.92%	$-	0.00%	$5,158	2.92%
Corporate bonds	-	0.00	10,515	2.20	17,472	2.92	-	0.00	$27,987	2.66
Municipal securities	995	2.44	1,152	4.18	33,676	3.43	31,527	4.08	$67,350	3.74
U.S. treasury securities	29,985	0.22	-	0.00	-	0.00	-	0.00	$29,985	0.22
Mortgage-backed securities	-	0.00	104,532	2.07	39,343	2.49	-	0.00	$143,875	2.18
Collateralized mortgage obligations	170	5.18	89,527	2.33	12,314	2.65	21,609	2.88	$123,620	2.46

Total	$31,150	0.32%	$205,726	2.20%	$107,963	2.90%	$53,136	3.59%	$397,975	2.43%

	As of December 31, 2014
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
U.S. government agencies	$2,001	0.45%	$-	0.00%	$5,133	2.92%	$-	0.00%	$7,134	2.24%
Corporate bonds	-	0.00	-	0.00	-	0.00	-	0.00	$-	0.00
Municipal securities	-	0.00	1,372	4.55	23,626	3.31	34,500	4.11	$59,498	3.82
Mortgage-backed securities	-	0.00	112,199	2.19	121,601	2.42	-	0.00	$233,800	2.31
Collateralized mortgage obligations	566	4.49	49,390	2.64	-	0.00	7,702	3.59	$57,658	2.78

Total	$2,567	1.34%	$162,961	2.35%	$150,360	2.57%	$42,202	4.03%	$358,090	2.64%

The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities and collateralized mortgage obligations are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The term of the underlying mortgages and loans may vary significantly due to the ability of a borrower to prepay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and, consequently, the average life of this security is typically lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of this security. The weighted average life of our investment portfolio was 8.06 years with an estimated effective duration of 5.31 years as of December 31, 2016.

As of December 31, 2016, 2015 and 2014, respectively, we did not own securities of any one issuer, other than the U.S. government and its agencies, for which aggregate adjusted cost exceeded 10.0% of the consolidated shareholders’ equity.

The average yield of our securities portfolio was 2.97% for the year ended December 31, 2016 compared to 2.43% and 2.64% for the years ended December 31, 2015 and 2014, respectively. The increase in average yield during the year ended December 31, 2016, compared to the year ended December 31, 2015, was primarily due to increase in municipal securities as a percentage of the portfolio, as municipal securities typically have a higher yield than do the other types of investment securities we hold. Municipal securities increased from $67.3 million at a yield of 3.74%, as of December 31, 2015, to $156.6 million at a yield of 3.58%, as of December 31, 2016, representing 45.2% and 16.9% of the total investment portfolio as of December 31, 2016 and 2015, respectively. The decrease in average yield during the year ended December 31, 2015, compared to the year ended December 31, 2014, resulted primarily from a decrease in the average yields paid on mortgage-backed securities and collateralized mortgage obligations of 0.13% and 0.32%, respectively.

Deposits

We offer a variety of deposit products, which have a wide range of interest rates and terms, including demand, savings, money market and time accounts. We rely primarily on competitive pricing policies, convenient locations and personalized service to attract and retain these deposits.

Average deposits for the year ended December 31, 2016 were $1.52 billion, an increase of $249.6 million, or 19.7%, over $1.27 billion for the year ended December 31, 2015, primarily due to our continued growth in our primary market areas and the increase in commercial lending relationships for which we also seek deposit balances. Average deposits grew $233.7 million, or 22.6%, from $1.03 billion for the year ended December 31, 2014, primarily related to the $159.9 million in deposits acquired in connection with our acquisition of DCB Financial in March of 2015 and Texas Leadership Bank in April of 2015, as well as organic growth. The average rate paid on total interest-bearing deposits increased over this period from 0.58%, to 0.68% and to 0.77% for the years ended December 31, 2014, 2015 and 2016, respectively. The increase in average rates for 2015 and 2016 was driven primarily by the increase in our money market balances and average rates on money market accounts, a strategic decision in order to grow core deposits in our newer markets, as well as the Federal Reserve raising market interest rates 0.5% during the year ended December 31, 2016.

The following table presents the average balances and average rates paid on deposits for the periods indicated:

	For the Years Ended December 31,
	2016		2015		2014
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Interest-bearing demand accounts	$278,521	0.32%	$238,902	0.36%	$220,239	0.38%
Savings accounts	59,961	0.11%	53,425	0.12%	45,877	0.10%
Money market accounts	482,089	0.97%	318,934	0.75%	217,205	0.47%
Certificates and other time deposits > $100k	224,481	1.00%	211,924	0.95%	178,156	0.87%
Certificates and other time deposits < $100k	130,468	0.91%	141,715	0.85%	134,771	0.83%

Total interest-bearing deposits	1,175,520	0.77%	964,900	0.68%	796,248	0.58%

Noninterest-bearing demand accounts	340,240	0.00%	301,288	0.00%	236,206	0.00%

Total deposits	$1,515,760	0.60%	$1,266,188	0.52%	$1,032,454	0.44%

The ratio of average noninterest-bearing deposits to average total deposits for the years ended December 31, 2016, 2015 and 2014 was 22.45%, 23.79% and 22.88%, respectively.

Total deposits as of December 31, 2016 were $1.58 billion, an increase of $110.6 million, or 7.54%, compared to $1.47 billion as of December 31, 2015. Total deposits as of December 31, 2015 increased $389.4 million, or 36.2%, compared to $1.08 billion as of December 31, 2014, due primarily to the deposits acquired in connection with our acquisition of DCB Financial and Texas Leadership Bank, as well as a 21.3% increase in organic growth.

Noninterest-bearing deposits as of December 31, 2016 were $358.8 million compared to $325.6 million as of December 31, 2015, an increase of $33.2 million, or 10.2%. The December 31, 2015 balance for noninterest-bearing deposits represented an increase of $75.3 million, or 30.1%, compared to $250.2 million as of December 31, 2014.

Total savings and interest-bearing demand account balances as of December 31, 2016 were $876.4 million compared to $786.5 million as of December 31, 2015, an increase of $89.9 million, or 11.4%. The December 31, 2015 balance for total savings and interest-bearing demand accounts represented an increase of $261.4 million, or 49.8%, compared to $525.1 million as of December 31, 2014.

Total certificate of deposit balances as of December 31, 2016, were $341.6 million, a decrease of $12.5 million, or 3.5%, from the total certificate deposit balances of $354.1 million as of December 31, 2015. The total certificate of deposit balances as of December 31, 2015, represented an increase of $52.7 million, or 17.5% compared to the total certificate of deposit balances as of December 31, 2014, which were $301.4 million. The following table sets forth the amount of certificates of deposit by time remaining until maturity as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Three months or less	$69,904	$78,700
Over three months through six months	69,064	55,818
Over six months through 12 months	113,047	134,456
Over 12 months through three years	71,766	71,017
Over three years	17,840	14,162

	$341,621	$354,153

Factors affecting the cost of funding interest-bearing assets include the volume of noninterest- and interest-bearing deposits, changes in market interest rates and economic conditions in our primary market areas and their impact on interest paid on deposits, as well as the ongoing execution of our balance sheet management strategy. Cost of funds is calculated as total interest expense divided by average total deposits plus average total borrowings. Our cost of funds was 0.85%, 0.75% and 0.67% in 2016, 2015 and 2014, respectively. The increase in our cost of funds for 2016 and 2015 was primarily due to an increase in our average rates on interest-bearing deposits, which were 0.77% in 2016 and 0.68% in 2015. This increase is primarily due to both an increase in the proportion of our deposits consisting of higher cost money market accounts offered in our newer markets from 21.0% of our total deposits in 2014 to 25.2% and 31.8% in 2015 and 2016, respectively, and an increase in the average rates offered on those deposits from 0.47% in 2014 to 0.75% and 0.97% in 2015 and 2016, respectively, which were part of our expansion strategy during this time.

Borrowings

We utilize short-term and long-term borrowings to supplement deposits to fund our lending and investment activities, each of which is discussed below.

Federal Home Loan Bank (FHLB) Advances.  The FHLB allows us to borrow on a blanket floating lien status collateralized by certain securities and loans. As of December 31, 2016, 2015 and 2014, total borrowing capacity of $400.4 million, $330.1 million and $229.3 million, respectively, was available under this arrangement Our outstanding FHLB advances mature within five years. As of December 31, 2016, approximately $952.9 million in real estate loans were pledged as collateral for our FHLB borrowings. We utilize these borrowings to meet liquidity needs and to fund certain fixed rate loans in our portfolio. The following table presents our FHLB borrowings as of the dates indicated:

FHLB Advances
(Dollars in Thousands)
December 31, 2016
Amount outstanding at year-end	$55,170
Weighted average interest rate at year-end	0.47%
Maximum month-end balance during the year	$106,325
Average balance outstanding during the year	$62,789
Weighted average interest rate during the year	0.55%

December 31, 2015
Amount outstanding at year-end	$21,342
Weighted average interest rate at year-end	1.23%
Maximum month-end balance during the year	$111,523
Average balance outstanding during the year	$104,118
Weighted average interest rate during the year	0.67%

December 31, 2014
Amount outstanding at year-end	$111,539
Weighted average interest rate at year-end	0.62%
Maximum month-end balance during the year	$111,713
Average balance outstanding during the year	$98,293
Weighted average interest rate during the year	0.72%

Federal Reserve Bank of Dallas.  The Federal Reserve Bank of Dallas has an available borrower in custody arrangement, which allows us to borrow on a collateralized basis. Certain commercial and industrial and consumer loans are pledged under this arrangement. We maintain this borrowing arrangement to meet liquidity needs pursuant to our contingency funding plan. As of December 31, 2016, 2015 and 2014, $168.3 million, $145.9 million, and $129.2 million, respectively, were available under this arrangement. As of December 31, 2016, approximately $217.4 million in consumer and commercial and industrial loans were pledged as collateral. As of December 31, 2016, 2015 and 2014, no borrowings were outstanding under this arrangement.

Other Borrowings. The Company has historically used a line of credit with a correspondent bank as a source of funding for working capital needs, the payment of dividends when there is a temporary timing difference in cash flows, and repurchases of equity securities. We had a $25.0 million revolving line of credit with this correspondent bank set to mature in July 2016. In May 2016, we renegotiated the loan agreement such that $15.0 million was renewed as a revolving line of credit and $10.0 million of the outstanding balance of the revolving line of credit was rolled into an amortizing note. In March 2017, we renegotiated the loan agreement such that the outstanding balance of our revolving line of credit and amortizing note was converted to a $25.0 million unsecured revolving line of credit. The line of credit bears interest at the prime rate plus 0.50%, with quarterly interest payments, and matures in March 2018. Under the terms of the line of credit, we have agreed not to pledge or grant a lien or security interest in the stock of the Bank or in any of our other assets without the prior consent of the lender. As of the date of this prospectus, the outstanding balance on the line of credit was $[        ].

Liquidity and Capital Resources

Liquidity

Liquidity involves our ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events. For the years ended December 31, 2016, 2015 and 2014, liquidity needs were primarily met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Although access to purchased funds from correspondent banks and overnight advances from the FHLB and the Federal Reserve Bank of Dallas are available and have been utilized on occasion to take advantage of investment opportunities, we do not generally rely on these external funding sources. As of December 31, 2016, 2015 and 2014, we maintained three federal funds lines of credit with commercial banks that provide for the availability to borrow up to an aggregate $70.0 million in federal funds. There were no funds under these lines of credit outstanding as of December 31, 2016, 2015 and 2014. In addition to these federal funds lines of credit, our $25.0 million revolving line of credit discussed above provides an additional source of liquidity.

The following table illustrates, during the periods presented, the composition of our funding sources and the average assets in which those funds are invested as a percentage of average total assets for the period indicated. Average assets were $1.8 billion for the year ended December 31, 2016, $1.6 billion for the year ended December 31, 2015 and $1.3 billion for the year ended December 31, 2014.

	For the Years Ended December 31,
	2016	2015	2014
	Average	Average	Average
	Rate	Rate	Rate
Sources of Funds:
Deposits:
Noninterest-bearing	19.15%	19.42%	18.57%
Interest-bearing	66.16%	62.20%	62.58%
Federal funds purchased .	0.01%	0.00%	0.00%
Advances from FHLB	3.53%	6.71%	7.73%
Other debt	0.74%	0.68%	0.40%
Subordinated denentures	1.14%	0.91%	0.80%
Securities sold under agreements to repurchase	0.73%	0.72%	0.60%
Consideration payable	0.00%	0.24%	0.00%
Accrued interest and other liabilities	0.36%	0.35%	0.53%
Shareholders’ equity	8.18%	8.77%	8.79%

Total	100.00%	100.00%	100.00%

Uses of Funds:
Loans	65.80%	63.38%	57.47%
Securities available for sale	11.17%	15.05%	17.49%
Securities held to maturity	10.29%	8.16%	10.60%
Nonmarketable equity securities	0.48%	0.48%	0.51%
Federal funds sold	2.96%	3.87%	4.53%
Interest-bearing deposits in other banks	1.44%	0.83%	1.11%
Other noninterest-earning assets	7.86%	8.23%	8.29%

Total	100.00%	100.00%	100.00%

Average noninterest-bearing deposits to average deposits	22.45%	23.79%	22.88%
Average loans to average deposits	77.84%	78.34%	71.53%

Our primary source of funds is deposits, and our primary use of funds is loans. We do not expect a change in the primary source or use of our funds in the foreseeable future. Our average loans, including average loans held for sale, increased 19.0% for the year ended December 31, 2016 compared to the same period in 2015, and 34.3% for the year ended December 31, 2015 compared to the same period in 2014. Our securities portfolio had a weighted average life of 8.06 years and an effective duration of 5.31 years as of December 31, 2016, and a weighted average life of 5.07 years and an effective duration of 3.42 years as of December 31, 2015. We predominantly invest excess deposits in overnight deposits with our correspondent banks, federal funds sold, securities, interest-bearing deposits at other banks or other short-term liquid investments until needed to fund loan growth

As of December 31, 2016, we had $297.6 million in outstanding commitments to extend credit and $8.9 million in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2015, we had $205.9 million in outstanding commitments to extend credit and $6.6 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

As of December 31, 2016 and 2015, we had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature. As of December 31, 2016, we had cash and cash equivalents of $127.5 million, compared to $111.4 million as of December 31, 2015. The increase was primarily due to an increase in federal funds sold of $10.7 million.

Capital Resources

Total shareholders’ equity, including KSOP-owned shares, increased to $141.9 million as of December 31, 2016, compared to $137.7 million as of December 31, 2015, an increase of $4.2 million, or 3.0%, after giving effect to $4.6 million in dividends paid to common shareholders in 2016. This increase was primarily the result of $12.1 million in net earnings for the period as well as the sale of 359,566 shares of treasury stock for $8.6 million, partially offset by the dividends paid and the purchase of 509,086 shares of treasury stock for $12.2 million. Total shareholders’ equity, including KSOP-owned shares, increased to $137.7 million as of December 31, 2015, after giving effect to $4.5 million in dividends paid to common shareholders in 2015, compared to $112.3 million as of December 31, 2014, after giving effect to $11.9 million in dividends paid to shareholders in 2014, an increase of $25.4 million, or 22.7%. This increase was primarily the result of $10.1 million in net earnings for the period as well as the acquisition of DCB Financial and Texas Leadership Bank in which shareholders received 923,133 and 280,160 shares of the Company’s common stock, respectively, representing gross proceeds of $27.7 million and the issuance of 315,922 additional shares of our common stock representing gross proceeds of $7.3 million, partially offset by the purchase of 633,386 shares of treasury stock for $14.6 million and dividends paid of $4.5 million. Additionally, the $11.9 million in dividends paid to shareholders in 2014 included a special dividend of $1.00 per share, or $8.0 million in the aggregate, in addition to the regular dividend of $0.50 per share, as dividends paid during the 12 months following termination of our Subchapter S election were not subject to federal income tax.

Capital management consists of providing equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. We are subject to regulatory capital requirements at the bank holding company and bank levels. See “Regulation and Supervision—Capital Adequacy Requirements” for additional discussion regarding the regulatory capital requirements applicable to us and the Bank. As of December 31, 2016 and 2015, the Company and the Bank were in compliance with all applicable regulatory capital requirements, and the Bank was classified as “well capitalized,” for purposes of the prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain in compliance with all regulatory capital standards applicable to us.

The following table presents the regulatory capital ratios for our Company and the Bank as of the dates indicated.

	As of December 31, 2016		As of December 31, 2015
	Amount	Ratio	Amount	Ratio
Guaranty Bancshares, Inc.	(Dollars in thousands)
Total capital (to risk weighted assets)	$149,468	10.86%	$143,742	12.08%
Tier 1 capital (to risk weighted assets)	137,984	10.03%	134,480	11.30%
Tier 1 capital (to average assets)	137,984	7.71%	134,480	8.33%
Common equity tier 1 risk-based capital	127,674	9.28%	124,170	10.43%

Guaranty Bank & Trust

Total capital (to risk weighted assets)	$173,528	12.63%	$169,870	14.29%
Tier 1 capital (to risk weighted assets)	162,044	11.79%	160,607	13.51%
Tier 1 capital (to average assets)	162,044	9.06%	160,607	9.95%
Common equity tier 1 risk-based capital	162,044	11.79%	160,607	13.51%

Contractual Obligations

We have issued subordinated debentures relating to the issuance of trust preferred securities. In October 2002, we formed Guaranty (TX) Capital Trust II, which issued $3.0 million in trust preferred securities to a third party in a private placement. Concurrent with the issuance of the trust preferred securities, the trust issued common securities to the Company in the aggregate liquidation value of $93,000. The trust invested the total proceeds from the sale of the trust preferred securities and the common securities in $3.1 million of the Company’s junior subordinated debentures, which will mature on October 30, 2032. In July 2006, we formed Guaranty (TX) Capital Trust III, which issued $2.0 million in trust preferred securities to a third party in a private placement. Concurrent with the issuance of the trust preferred securities, the trust issued common securities to the Company in the aggregate liquidation value of $62,000. The trust invested the total proceeds from the sale of the trust preferred securities and the common securities in $2.1 million of the Company’s junior subordinated debentures, which will mature on October 1, 2036. In March 2015, we acquired DCB Financial Trust I, which issued $5.0 million in trust preferred securities to a third party in a private placement. Concurrent with the issuance of the trust preferred securities, the trust issued common securities to the Company in the aggregate liquidation value of $155,000. The trust invested the total proceeds from the sale of the trust preferred securities and the common securities in $5.2 million of the Company’s junior subordinated debentures, which will mature on June 15, 2037.

With certain exceptions, the amount of the principal and any accrued and unpaid interest on the debentures are subordinated in right of payment to the prior payment in full of all senior indebtedness of the Company. The terms of the debentures are such that they qualify as Tier 1 capital under the Federal Reserve’s regulatory capital guidelines applicable to bank holding companies. Interest on Trust II Debentures is payable at a variable rate per annum, reset quarterly, equal to 3-month LIBOR plus 3.35%, thereafter. Interest on the Trust III debentures was payable at a fixed rate per annum equal to 7.43% until October 1, 2016 and is a variable rate per annum, reset quarterly, equal to 3-month LIBOR plus 1.67%, thereafter. Interest on the DCB Financial Trust I debenture is payable at a variable rate per annum, reset quarterly, equal to 3-month LIBOR plus 1.80%. The interest is deferrable on a cumulative basis for up to five consecutive years following a suspension of dividend payments on all other capital stock. No principal payments are due until maturity for each of the debentures.

On any interest payment date on or after June 15, 2012, for the DCB Financial debentures, October 30, 2012, for the Trust II debentures, and October 1, 2016, for the Trust III debentures, and before their maturity date, the debentures are redeemable, in whole or in part, for cash at the option of the Company on at least 30, but not more than 60, days’ notice at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued interest to the date of redemption.

Beginning in April 2013, the Company has from time to time issued subordinated debentures. All of the debentures pay interest semi-annually and are redeemable before their maturity date at the Company’s option, with 30 days’ notice to the holder, for a cash amount equal to the principal amount and all accrued interest. In April 2013, the Company issued $4.0 million in debentures, of which $1.0 million were issued to directors and other related parties. During the years ended December 31, 2015 and 2016, $2.0 million of the debentures matured each year. The debentures were issued in the principal amount of $500,000 each with rates ranging from 2.00% to 3.50% depending on maturity date, which ranged from April 1, 2015 to October 1, 2016. In July 2015, the Company issued $4.0 million in debentures, of which $3.0 million were issued to directors and other related parties, which will mature in 2017, 2018, and 2019. The debentures were issued in the principal amount of $500,000, with rates ranging from 2.50% to 4.00% depending on maturity date, which ranged from July 1, 2017 to January 1, 2019. In December 2015, the Company issued $5.0 million in debentures, of which $2.5 million were issued to directors and other related parties, which will mature in 2018, 2019, and 2020. The debentures were issued in the principal amount of $500,000 each with rates ranging from 3.00% to 5.00% depending on maturity date, which ranged from July 1, 2018 to July 1, 2020.

The following table summarizes contractual obligations and other commitments to make future payments as of December 31, 2016 (other than non-time deposit obligations), which consist of future cash payments associated with our contractual obligations.

	As of December 31, 2016
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Time deposits	$252,015	$71,766	$17,840	$-	$341,621
Advances from FHLB	30,000	25,000	-	170	55,170
Other debt	10,429	2,858	2,858	2,141	18,286
Subordinated debentures	1,000	7,000	1,000	10,310	19,310

Total	$293,444	$106,624	$21,698	$12,621	$434,387

Off-Balance Sheet Items

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets.

Our commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit expiring by period as of the date indicated are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	As of December 31, 2016
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Standby and commercial letters of credit	$1,969	$4,249	$1,600	$1,061	$8,879
Commitments to extend credit	134,875	37,644	59,880	65,208	297,607

Total	$136,844	$41,893	$61,480	$66,269	$306,486

Standby and commercial letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, we have rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. Our credit risk associated with issuing letters of credit is essentially the same as the risk involved in extending loan facilities to our customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit, is based on management’s credit evaluation of the customer.

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability and funds management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the asset-liability committee of Guaranty Bank & Trust, in accordance with policies approved by its board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. Average life of non-maturity deposit accounts are based on standard regulatory decay assumptions and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run two simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static and dynamic growth models, rates are shocked instantaneously and ramped rate changes over a twelve-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Our internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one-year period should not decline by more than 15.0% for a 100 basis point shift, 20.0% for a 200 basis point shift and 30.0% for a 300 basis point shift.

The following table summarizes the simulated change in net interest income and fair value of equity over a 12-month horizon as of the dates indicated:

	As of December 31, 2016		As of December 31, 2015
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+300	1.44%	(18.99%)	1.48%	(20.01%)
+200	1.42%	(9.58%)	1.37%	(11.26%)
+100	1.19%	(3.45%)	1.10%	(4.44%)
Base	0.00%	0.00%	0.00%	0.00%
-100	(0.29%)	(1.80%)	(3.07%)	(2.67%)

The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Non-GAAP Financial Measures

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share.  Tangible book value per common share is a non-GAAP measure generally used by investors, financial analysts and investment bankers to evaluate financial institutions. We calculate (1) tangible common equity as total shareholders’ equity, less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization, and (2) tangible book value per common share as tangible common equity divided by shares of common stock outstanding. The most directly comparable GAAP financial measure for tangible book value per common share is book value per common share.

We believe that the tangible book value per common share measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value. The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and presents tangible book value per common share compared to book value per common share:

	As of December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total shareholders’ equity, including KSOP-owned shares	$141,914	$137,736	$112,289	$97,095	$97,739
Adjustments:
Goodwill	(18,742)	(18,601)	(6,116)	(6,436)	(2,691)
Core deposit and other intangibles	(3,308)	(3,846)	(2,881)	(3,310)	(3,433)

Total tangible common equity	$119,864	$115,289	$103,292	$87,349	$91,615

Common shares outstanding(1)(2)	8,751,923	8,901,443	8,015,614	7,374,610	7,151,292
Book value per common share	$16.22	$15.47	$14.01	$13.17	$13.67
Tangible book value per common share	$13.70	$12.95	$12.89	$11.84	$12.81

(1)	Excludes the dilutive effect, if any, of 2,400, 2,233, 0, 5,958 and 8,066 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2012, December 31, 2013, 2014, 2015 and 2016, respectively.

(2)	Common shares outstanding as of December 31, 2012 and 2013 were adjusted to reflect a 2 for 1 stock split completed in 2014.

Tangible book value per share increased from 2015 to 2016 primarily as a result of the increase in our total shareholders’ equity, partially offset by the recognition of $141,000 of goodwill and $42,000 of core deposit intangibles related to the Denton acquisition. Tangible book value per share increased from 2014 to 2015 primarily as a result of the increase in our total shareholders’ equity, partially offset by the recognition of $12.5 million of goodwill related to the acquisition.

Tangible Common Equity to Tangible Assets.  Tangible common equity to tangible assets is a non-GAAP measure generally used by investors, financial analysts and investment bankers to evaluate financial institutions. We calculate tangible common equity, as described above, and tangible assets as total assets less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible common equity to tangible assets is total common shareholders’ equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period of tangible common equity to tangible assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders’ equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and total assets to tangible assets:

	As of December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total shareholders’ equity, including KSOP-owned shares	$141,914	$137,736	$112,289	$97,095	$97,739
Adjustments:
Goodwill	(18,742)	(18,601)	(6,116)	(6,436)	(2,691)
Core deposit and other intangibles	(3,308)	(3,846)	(2,881)	(3,310)	(3,433)

Total tangible common equity	$119,864	$115,289	$103,292	$87,349	$91,615

Tangible Assets
Total assets	$1,828,336	$1,682,640	$1,334,068	$1,246,451	$1,160,070
Adjustments:
Goodwill	(18,742)	(18,601)	(6,116)	(6,436)	(2,691)
Core deposit and other intangibles	(3,308)	(3,846)	(2,881)	(3,310)	(3,433)

Total tangible assets	$1,806,286	$1,660,193	$1,325,071	$1,236,705	$1,153,946

Tangible Common Equity to Tangible Assets	6.64%	6.94%	7.80%	7.06%	7.94%

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

We have identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates, and the potential sensitivity of our financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of our financial statements are appropriate.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Fees associated with the originating of loans and certain direct loan origination costs are netted and the net amount is deferred and recognized over the life of the loan as an adjustment of yield.

The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectability is questionable, then cash payments are applied to principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured in accordance with the terms of the loan agreement.

The allowance for loan losses is an estimated amount management believes is adequate to absorb inherent losses on existing loans that may be uncollectible based upon review and evaluation of our loan portfolio. Management’s periodic evaluation of the allowance is based on general economic conditions, the financial condition of borrowers, the value and liquidity of collateral, delinquency, prior loan loss experience and the results of periodic reviews of the portfolio.

The allowance for loan losses is comprised of two components. The first component, the general reserve, is determined in accordance with current authoritative accounting guidance that considers historical loss rates for the last five years adjusted for qualitative factors based upon general economic conditions and other qualitative risk factors both internal and external to us. Such qualitative factors include current local economic conditions and trends including unemployment, changes in lending staff, policies and procedures, changes in credit concentrations, changes in the trends and severity of problem loans and changes in trends in volume and terms of loans. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in our historic loss factors. For purposes of determining the general reserve, the loan portfolio, less cash secured loans, government guaranteed loans and impaired loans, is multiplied by our adjusted historical loss rate. The second component of the allowance for loan losses, the specific reserve, is determined in accordance with current authoritative accounting guidance based on probable and incurred losses on specific classified loans.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries).

Due to our growth over the past several years, a portion of the loans in our portfolio and our lending relationships are of relatively recent origin. The new loan portfolios have limited delinquency and credit loss history and have not yet exhibited an observable loss trend. The credit quality of loans in theses loan portfolios are impacted by delinquency status and debt service coverage generated by the borrowers’ business and fluctuations in the value of real estate collateral. Management considers delinquency status to be the most meaningful indicator of the credit quality of one-to-four single family residential, home equity loans and lines of credit and other consumer loans. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process we refers to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a portfolio of newer loans. We consider the majority of our loans to be “seasoned” and that the credit quality and current level of delinquencies and defaults represents the level of reserve needed in the allowance for loan losses. If delinquencies and defaults were to increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

Delinquency statistics are updated at least monthly. Internal risk ratings are considered the most meaningful indicator of credit quality for new commercial and industrial, construction, and commercial real estate loans. Internal risk ratings are a key factor in identifying loans that are individually evaluated for impairment and impact management’s estimates of loss factors used in determining the amount of the allowance for loan losses. Internal risk ratings are updated on a continuous basis.

Loans are considered impaired when, based on current information and events, it is probable we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Our policy requires measurement of the allowance for an impaired collateral dependent loan based on the fair value of the collateral. Other loan impairments are measured based on the present value of expected future cash flows or the loan’s observable market price. At December 31, 2016 and December 31, 2015, all significant impaired loans have been determined to be collateral dependent and the allowance for loss has been measured utilizing the estimated fair value of the collateral.

From time to time, we modify our loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by us that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. We review each troubled debt restructured loan and determine on a case by case basis if the loan is subject to impairment and the need for a specific allowance for loan loss allocation. An allowance for loan loss allocation is based on either the present value of estimated future cash flows or the estimated fair value of the underlying collateral.

We have certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and include personal guarantees.

Real estate loans are also subject to underwriting standards and processes similar to commercial and industrial loans. These loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. The repayment of real estate loans is generally largely dependent on the successful operation of the property securing the loans or the business conducted on the property securing the loan. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing our real estate portfolio are generally diverse in terms of type and geographic location throughout the State of Texas. This diversity helps us reduce the exposure to adverse economic events that affect any single market or industry.

We utilize methodical credit standards and analysis to supplement our policies and procedures in underwriting consumer loans. Our loan policy addresses types of consumer loans that may be originated as well as the underlying collateral, if secured, which must be perfected. The relatively small individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimizes risk.

Emerging Growth Company

The JOBS Act permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have

“opted out” of this provision. As a result, we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. Our decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Recently Issued Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following nine specific cash flow issues: 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned; 6) life insurance policies; 7) distributions received from equity method investees; 8) beneficial interests in securitization transactions; and 9) separately identifiable cash flows and application of the predominance principle. The amendments are effective for public companies for fiscal years beginning after December 31, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods with fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of this guidance to be material to the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which sets forth a “current expected credit loss,” or CECL, model requiring the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. For public business entities that are not U.S. Securities and Exchange Commission filers, the amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently in the process of assembling a transition team to assess the adoption of this ASU, which will come up with a project plan regarding implementation.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued this ASU to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet by lessees for those leases classified as operating leases under current U.S. GAAP and disclosing key information about leasing arrangements. The amendments in this ASU are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2018. Early application of this ASU is permitted for all entities. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Recognition and Measurement of Financial Assets and Liabilities , which is intended to improve the recognition and measurement of financial instruments by requiring: equity investments (other than equity method or consolidation) to be measured at fair value with changes in fair value recognized in net income; public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities; eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. This ASU is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This ASU permits early adoption of the instrument-specific credit risk provision. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in ASU 2015-16 require that an acquirer recognize adjustments to estimated amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the estimated amounts, calculated as if the accounting had been completed at the acquisition date. The amendments also require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the estimated amounts had been recognized as of the acquisition date. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. The adoption of this pronouncement did not have a material effect on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), followed by various amendments: ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in these updates amend existing guidance related to revenue from contracts with customers. The amendments supersede and replace nearly all existing revenue recognition guidance, including industry-specific guidance, establish a new control-based revenue recognition model, change the basis for deciding when revenue is recognized over a time or point in time, provide new and more detailed guidance on specific topics and expand and improve disclosures about revenue. In addition, these amendments specify the accounting for some costs to obtain or fulfill a contract with a customer. The amendments are effective for annual and interim periods beginning after December 15, 2017, and must be retrospectively applied. The majority of the Company’s income consists of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of the amendments. The Company continues to evaluate the impact of the amendments on the components of noninterest income that have recurring revenue streams; however, the Company does not expect any recognition changes to have a significant impact to the Company’s consolidated financial statements.

MANAGEMENT

General

We have a seasoned executive management team and board of directors. The Bank’s executive management team has a combined 277 years of financial services experience, including extensive experience in the commercial banking industry.

Our board of directors is composed of 12 members and is divided into three classes of directors, serving staggered three-year terms. Approximately one-third of our board of directors is elected by our shareholders at each annual shareholders’ meeting for a term of three years, and the elected directors hold office until their successors are elected and qualified or until such director’s earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

The board of directors of Guaranty Bank & Trust consists of 16 members. All of the Company’s directors serve on the board of directors of Guaranty Bank & Trust, except for Arthur B. Scharlach, Jr. and Weldon C. Miller, who retired from the Bank’s board of directors in December 2014 and 2015, respectively, and Clifton A. Payne, who concluded his term in December 2016. As the sole shareholder of Guaranty Bank & Trust, we elect the directors of the Bank annually for a term of one year and the directors of the Bank hold office until their successors are elected and qualified or until such director’s earlier death, resignation or removal. The executive officers of Guaranty Bank & Trust are appointed by the Bank’s board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

The following table sets forth certain information regarding the directors and executive officers of the Company, and positions they hold at the Bank, if any, as of the date of this prospectus:

Name	Age	Position with Guaranty Bancshares, Inc.	Position with Guaranty Bank & Trust	GBI Director Since	GBI Director Until / Class
Tyson T. Abston	51	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer	2002	2020 / Class II
Richard W. Baker	57	Director	Director	2015	2020 / Class II
James S. Bunch	56	Director	Director	2014	2018 / Class III
Johnny O. Conroy	71	Director	Director	2004	2020 / Class II
Bradley K. Drake	46	Director	Director	2013	2019 / Class I
Christopher B. Elliott	48	Director	Director	2010	2018 / Class III
Carl Johnson, Jr.	61	Director	Director	2003	2019 / Class I
Kirk L. Lee	55	President	Vice Chairman and Chief Credit Officer	2005	2019 / Class I
Weldon C. Miller	81	Director	—	1979	2018 / Class III
Clifton A. Payne	59	Senior Executive Vice President and Chief Financial Officer	Senior Executive Vice President and Chief Financial Officer	1995	2019 / Class I
William D. Priefert	68	Director	Director	2002	2018 / Class III
Arthur B. Scharlach, Jr.	77	Director	—	1979	2020 / Class II
Randall R. Kucera	60	Vice President and General Counsel	Executive Vice President and General Counsel	—	—
Martin C. Bell	55	—	Executive Vice President	—	—
Charles A. Cowell	61	—	Vice Chairman and Executive Vice President	—	—
Harold E. Lower, II	52	—	Executive Vice President	—	—
J. Daniel Muskrat	37	—	Executive Vice President and Chief Information Officer	—	—
Robert P. Sharp	51	—	Executive Vice President	—	—

Board of Directors

A brief description of the background of each of our directors together with the experience, qualifications, attributes or skills that caused our board of directors to determine that the individual should serve as a director is set forth below. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or executive officer.

Tyson T. Abston.  Mr. Abston serves as Chairman of the Board and Chief Executive Officer of both the Company and the Bank. Mr. Abston joined the Bank as Senior Vice President in 1997, having previously served four years as an officer of an East Texas bank. He has previously served as President of the Bank’s Texarkana, Texas location and as Executive Vice President and President of the Bank. Mr. Abston has served as a director of the Bank since 1999 and a director of the Company since 2002. In 2005, Mr. Abston was elected President and Chief Executive Officer of the Bank and in 2006, he was elected President of the Company. In 2013, Mr. Abston was elected Chairman and Chief Executive Officer of both the Company and the Bank. He is also Chairman of the Executive Committee, a member of the Bank’s Directors’ Loan Committee, and either chairs or is a member of all the key operational committees of the Bank. He has served on the boards of the Federal Home Loan Bank of Dallas, Independent Bankers Association of Texas and Texas Security Bank in Dallas. Mr. Abston has also served on various charitable organization boards, including Mount Pleasant Habitat for Humanity, Mount Pleasant Industrial Foundation and the Titus County Child Welfare Board. Mr. Abston is a graduate of the University of North Texas, B.B.A. in Finance, 1988, and Texas A&M University-Texarkana, MBA, 1990. Mr. Abston’s extensive experience in banking, as well as his long-standing business and banking relationships in our markets, qualify him to serve on our board of directors.

Richard W. Baker.  Mr. Baker has served on the Company board of directors since 2015 and has served as a director of the Bank since 2013. Mr. Baker serves on our Corporate Governance and Nominating Committee, as well as the Bank’s Directors’ Loan Committee, Executive Committee and Trust Committee. Mr. Baker began his career in 1982 when he founded Big Tex Trailer Manufacturing. He served as President and Chief Executive Officer until he sold the company in 2015. He was presented the 2001 Ernst & Young Entrepreneur of the Year Award, the 2015 National Association of Trailer Manufacturers Outstanding Member of the Year Award, and the 2016 Lifetime Achievement Award by the Titus County Chamber of Commerce. Mr. Baker is a strong supporter of the Titus County Fair, the Titus County Hospice, and a local non-profit organization known as Titus County Cares. Mr. Baker’s extensive experience in business and manufacturing, as well as his long-standing business relationships throughout the state of Texas, qualify him to serve on our board of directors.

James S. Bunch.  Mr. Bunch was elected to serve on the Company board of directors in 2014 and has served as a director of the Bank since 2011. Mr. Bunch serves as Chairman of the Compensation Committee, and as a member of the Corporate Governance and Nominating Committee, the Audit Committee, and the Bank’s Directors’ Loan and Executive Committees. Since 2006, Mr. Bunch has served as the President and Chief Executive Officer of BWI Companies, Inc., a privately held company that has eight full service distribution locations and eight satellite locations servicing 15 states in the south and mid-south. BWI Companies, Inc. has 600 employees with annual revenue of approximately $410 million. Prior to his appointment as the President and Chief Executive Officer, Mr. Bunch served as Vice President of Sales and the Texarkana location manager for BWI Companies, Inc. Mr. Bunch has over 30 years of experience managing a complex distribution company and has authored many articles regarding the growth and management of a successful business enterprise. Mr. Bunch has served as President of the National Lawn and Garden Distributors Association and as a board member for Prokoz (distributor chemical buying group), Chairman of the board of directors for Gro Group (distributor lawn and garden marketing group), and currently serves on the board of Voluntary Purchasing Group (member owned co-op that manufactures fertilizer and chemicals). Mr. Bunch is a very active member and either chairs or serves on several committees at Williams Memorial Methodist Church in Texarkana, Texas. Mr. Bunch currently serves or has served on many charitable boards such as Wadley Hospital Foundation, Methodist Retirement Communities Foundation and Water Springs Ranch (a neglected children’s home). Mr. Bunch is a graduate of

Stephen F. Austin State University, B.S. in Agriculture and a minor in Business Management, 1983. Mr. Bunch’s extensive management, strategic planning and mergers and acquisitions experience, as well as his community involvement, qualify him to serve on our board of directors.

Johnny O. Conroy.  Mr. Conroy has served on our board of directors since 2004 and has served as a director of the Bank since 2003. Mr. Conroy serves on our Compensation Committee and KSOP Committee. Mr. Conroy retired in 2009 as President of Conroy Tractor, Inc., a family owned agricultural implements business in Mount Pleasant, where he worked since 1962. Mr. Conroy is actively involved in several charitable organization boards. Mr. Conroy is a graduate of East Texas State University, B.B.A., 1968. Mr. Conroy’s extensive business and real estate experience, as well as his community involvement, qualify him to serve on our board of directors.

Bradley K. Drake.  Mr. Drake has served on our board of directors since 2013 and has served as a director of the Bank since 2007. He currently serves as a member of the Compensation Committee and the Bank’s Trust Committee. Mr. Drake joined Lamar Companies, LLC in 2006 and currently serves as its President and Chief Executive Officer. Lamar Companies, LLC is a construction services company headquartered in Paris, Texas. Mr. Drake graduated with a bachelor of business administration in finance from Texas Tech University in 1993. The Governor of Texas appointed Mr. Drake as a board member of the Sulphur River Basin Authority where he is currently serving. Mr. Drake’s extensive commercial real estate experience, as well as his knowledge and relationships in Paris, Texas, qualify him to serve on our board of directors.

Christopher B. Elliott.  Mr. Elliott has served on our board of directors since 2010 and has served as a director of the Bank since 2004. He is Chairman of our Corporate Governance and Nominating Committee and our Audit Committee and serves on our KSOP Committee, Compensation Committee and the Bank’s Directors’ Loan and Executive Committees. Mr. Elliott has served as the managing partner of Kartos Holdings, L.P. since 2006. Kartos Holdings, L.P. owns several automobile dealerships with locations in Mount Pleasant, Kilgore and Jacksonville, Texas, as well as the real estate holdings associated with their operations. Mr. Elliott is a graduate of Texas Christian University, B.B.A. in Management, 1990. He is currently a member of the City of Mount Pleasant Airport Advisory Board. Mr. Elliott’s extensive business experience and contacts in our East Texas markets qualify him to serve on our board of directors.

Carl Johnson, Jr.  Mr. Johnson has served on our board of directors since 2003 and has served as a director of the Bank since 1992. He is Chairman of our KSOP Committee and serves on our Audit Committee, Corporate Governance and Nominating Committee and the Bank’s Directors’ Loan Committee. Mr. Johnson is a Certified Public Accountant and has been an owner of Baker & Johnson, PC since 1989. Mr. Johnson has also served as the County Auditor for Titus County since 1992. He is a graduate of the University of Texas – Arlington, B.B.A. in Accounting, 1979. Mr. Johnson’s extensive financial and accounting experience qualifies him to serve on our board of directors.

Kirk L. Lee.  Mr. Lee serves as President of the Company and as Vice Chairman and Chief Credit Officer of the Bank. Mr. Lee serves is Chairman of the Bank’s Directors’ Loan Committee, is a member of the Bank’s Executive Committee and either chairs or is a member of all the key operational committees of the Bank. Mr. Lee joined the Bank in 1992, serving as President of the Bank’s Paris, Texas office. Mr. Lee served as the President and Chief Credit Officer of the Bank from 2011 until his promotion to Vice Chairman and Chief Credit Officer in 2014. Mr. Lee has served as a director of the Bank since 2002 and a director of the Company since 2005. Mr. Lee has over 30 years of banking experience, and previously worked at the Arkansas State Banking Department as a Bank Examiner Supervisor and worked a number of years in commercial lending and management at another community bank prior to joining us. He is a graduate of Ouachita Baptist University, B.B.A., 1983. In addition, he received a graduate degree in commercial banking from the Southwestern Graduate School of Banking in 1989. His extensive experience in bank regulation and community bank management, coupled with his long-standing business and banking relationships in our markets, qualify him to serve on our board of directors.

Weldon C. Miller.  Mr. Miller has served as a director of the Company since 1979 and has served as a director of the Bank since 1969, until his retirement from the Bank board in December 2015. Mr. Miller has been the President of Everybody’s Furniture Company since 1957. Mr. Miller is a member of our Audit Committee, our Compensation Committee and our Corporate Governance and Nominating Committee. Mr. Miller served on the board of directors of the Bart Scharlach Memorial Foundation from 2004 to 2016, and previously served on the board of the Nevill’s Chapel Cemetery Association from 1995 to 2009. Mr. Miller served in the Texas Army National Guard for fourteen years. Mr. Miller is also a member and serves as an elder of the North Jefferson Church of Christ in Mount Pleasant. Mr. Miller is a graduate of Abilene Christian College, B.S. in Marketing, 1957. Mr. Miller’s extensive business experience, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors

Clifton A. Payne.  Mr. Payne serves as the Senior Executive Vice President and Chief Financial Officer of both the Company and the Bank. Mr. Payne is a member of the Bank’s Executive Committee and either chairs or is a member of all the key operational committees of the Bank. Mr. Payne joined the Bank 1984 as a Credit Analyst, before advancing to Senior Loan Officer, Controller, and Investment Officer. He has served as a director of the Company since 1995 as served as a director of the Bank from 1995 until 2016. He currently serves as an advisory member of the Bank’s board of directors. Prior to joining the Bank, Mr. Payne spent four years in private practice with Oakerson & Arnold PC, a regional certified public accounting firm. With over 30 years of executive financial experience, Mr. Payne oversees the Bank’s accounting, human resources and marketing divisions. During his tenure as CFO, the Company went public in 1998, was listed on the NASDAQ National Market System, and then returned in 2005 to a private entity. Mr. Payne is a graduate of Baylor University, B.B.A. in Accounting, 1980 and is a licensed Certified Public Accountant. Mr. Payne’s deep institutional knowledge and extensive banking experience qualify him to serve on our board of directors.

William D. Priefert.  Mr. Priefert has served as a director of the Company since 2002 and has served as a director of the Bank since 1983. Mr. Priefert serves as a member of our KSOP Committee and the Bank’s Executive Committee. Mr. Priefert has been Chairman of the Board and CEO of Priefert Manufacturing, Inc., a farm, ranch and rodeo equipment manufacturer, since 1988. Mr. Priefert also serves on the board of BWI Companies, Inc., and is a Transportation Committee member of the Titus County Chamber of Commerce. He previously served on the Northeast Texas Community College Board from 2002 to 2014. Mr. Priefert is a graduate of Stephen F. Austin University, B.B.A. in Business Management, 1970. Mr. Priefert’s extensive business experience and his community involvement and leadership skills qualify him to serve on our board.

Arthur B. Scharlach, Jr.  Mr. Scharlach has served as a director of the Company since 1979 and served as a director of the Bank from 1971 until December 2014. Mr. Scharlach joined the Bank in 1970 and served the Bank in varying capacities as Senior Vice President, President, Chief Operating Officer, Chairman and Chief Executive Officer until his retirement in 2005. In 2013, Mr. Scharlach resigned as Chairman of the Board of the Company. Mr. Scharlach is a graduate of Texas Christian University, B.B.A., 1965. Mr. Scharlach also received a BAI degree from the University of Wisconsin in Operations & Audit. Mr. Scharlach has served as a director and as Chairman of TIB-The Independent BankersBank, as well as serving on various board and charitable organizations in the community, including the Mount Pleasant Industrial Foundation, the Titus County Child Welfare Board, and the Board of Trustees of the Texas Methodist Foundation. Mr. Scharlach’s experience with the Company and the Bank and extensive community relationships qualify him to serve on our board.

Executive Officers

A brief description of the background of each of the executive officers of the Bank who are not also executive officers or directors of the Company is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or director.

Martin C. Bell.  Mr. Bell has been an Executive Vice President of the Bank since 2005 and currently serves as an advisory member of the Bank’s board of directors. Mr. Bell has commercial, real estate, and consumer lending responsibilities, as well as administrative oversight of several East Texas Bank locations and the Bank’s operations center. He leads the Bank’s strategic planning process and integrations of mergers and acquisitions. Mr. Bell either chairs or is a member of all key operational committees of the Bank. Mr. Bell has over 30 years of banking experience. He is a graduate of Texas Christian University, B.B.A. in Finance, 1984, and is also a graduate of the Texas Tech University Intermediate and Advanced Schools of Banking. In 1991, Mr. Bell graduated with Honors from the Southwestern Graduate School of Banking in Dallas.

Chuck Cowell.  Mr. Cowell has been an Executive Vice President of the Bank since 2015 and has served on the Bank’s board of directors since October 2016, currently serving as Vice Chairman. He has extensive lending responsibilities, as well as administrative oversight of the Bank’s trust, mortgage lending, mortgage warehouse lending, treasury management and loan review divisions. He also either chairs or serves as a member on all the key operational committees of the Bank. Mr. Cowell served as President and Chief Executive Officer of Preston State Bank and its parent company DCB Financial in Dallas from 2009 until its acquisition by the Company in 2015. He has over 40 years of industry experience, having served in executive positions for both privately held and publicly-traded institutions in the Midland, Graham, Abilene, and Houston, Texas markets. Cowell received his undergraduate degree in finance from Texas Tech University and is a graduate of the National Installment Lending School in Norman, Oklahoma and the Southwestern Graduate School of Banking in Dallas.

Randall R. Kucera.  Mr. Kucera serves as Executive Vice President and General Counsel for both the Company and the Bank, and as advisory director to the Bank’s board of directors. Prior to joining the Bank in 2012, Mr. Kucera was a partner in the litigation division of Akin, Gump, Strauss, Hauer & Feld LLP, or Akin Gump, for more than five years. Prior to joining Akin Gump, he was an assistant district attorney in the Dallas County District Attorney’s Office. In his 30-year legal career, Mr. Kucera focused on complex commercial litigation, including a wide variety of contract, antitrust, lender liability, business tort, intellectual property, and insurance matters. He previously served as the litigation partner in charge of Akin Gump’s commercial mortgage-backed securities (CMBS) litigation practice, which handled complex commercial real estate litigation involving institutional lenders, financial service companies, conduit lenders, and master and special servicers. Mr. Kucera has been a speaker at various continuing education seminars in Texas on the subjects of litigation and civil procedure. He has published articles on the subject of litigating claims in mortgage and asset-backed securities matters, including publications in the American Bar Association Real Estate Litigation newsletter and the Mortgage and Asset-Backed Securities Litigation Handbook. Mr. Kucera is a graduate of Vanderbilt University, B.A. in political science, summa cum laude, 1979. Mr. Kucera is also a graduate of Yale Law School, J.D., 1983. He is a member of the State Bar of Texas and is admitted to practice before the U.S. district courts for the Northern, Southern, Eastern, and Western districts of Texas, the U.S. Court of Appeals for the 5th and 7th circuits and the United States Supreme Court.

Harold E. Lower, II.  Mr. Lower has been an Executive Vice President of the Bank since 2010 and currently serves as an advisory member of the Bank’s Board of Directors and Directors’ Loan Committee. He served as a member of the Company board of directors from 2013 through 2015 and a member of the Bank’s board of directors from 2012 through 2015. He also either chairs or serves as a member on all the key operational committees of the Bank. In his capacity as Executive Vice President of the Bank, Mr. Lower is responsible for overseeing the operations of the Bank’s six locations in Bowie and Cass counties. Mr. Lower joined the Bank in 2009 as a Senior Vice President, having previously served eight years as an officer of a Northeast Texas bank. Mr. Lower has over 28 years’ experience in the financial services industry. He is a graduate of Texas A&M University, B.B.A. in Accounting, 1987, and is a licensed Certified Public Accountant.

J. Daniel Muskrat.  Mr. Muskrat currently serves as Executive Vice President and Chief Information Officer of the Bank and is an advisory member of the Bank’s board of directors. He is chairman of the Bank’s Technology Committee and the Business Intelligence Committee in addition to either chairing or serving as a member on most other key operational committees of the Bank. In his capacity as Executive Vice President, Mr. Muskrat has administrative oversight of the deposit services, data processing, internet banking and information technology divisions of the Bank. Mr. Muskrat has 18 years of banking experience in the areas of online and mobile banking, mergers and acquisitions, operations, network infrastructure, system conversions, data processing and information security. Mr. Muskrat serves in many advisory capacities such as a member of Fiserv’s Precision Core Advisory Council and First Data’s Online Banking Advisory Council. He also serves the Mount Pleasant community in several roles including Founder and Executive Board Member of MPISD Education Foundation and he serves on various advisory committees for the Northeast Texas Community College. Mr. Muskrat also serves the community as a Founder, Director, Life Group Leader, and Senior Leadership Team Member at Center Church. Mr. Muskrat is actively involved with the Mount Pleasant Rotary Club as a Board Member, Past President and Treasurer. Finally, he has served the Mount Pleasant Chamber of Commerce as a Team Captain for the 2014 Total Resource Campaign, he has served the past three years on Everything Texas Ranch Run Committee and he is a graduate of the 2011 Leadership Mount Pleasant Class. Mr. Muskrat is a graduate of Baylor University, B.A. in Information Systems Management, 2001, and received an MBA from Baylor University in 2004.

Robert P. Sharp.  Mr. Sharp currently serves as Executive Vice President for the Bank, and was elected as an advisory director of the Bank in 2013. In addition to commercial lending responsibilities, Mr. Sharp has administrative oversight of the Bank’s three Titus County Bank locations, regulatory compliance and loan operations divisions. Mr. Sharp chairs or serves as a member on all key operational committees of the Bank. Mr. Sharp joined the Bank in 2006 as Senior Vice President, having previously served 23 years with various North Texas banks. Mr. Sharp has over 30 years of banking experience. He is a graduate of Texas Tech University, B.A., 1990, and attended the American British College in Barcelona, Spain. Mr. Sharp also graduated with honors from the Southwestern Graduate School of Banking in 2007. He serves as a trustee at Northeast Texas Community College, and as secretary for the Mount Pleasant Rotary Club, and was formerly a director of Cypress Basin Hospice from 2003 to 2014.

Director Independence

Under the rules of the NASDAQ Global Select Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ Global Select Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Global Select Market and the SEC. Applying these standards, our board of directors has affirmatively determined that Messrs. Baker, Bunch, Conroy, Drake, Elliot, Johnson, Miller, and Priefert are “independent directors” under the applicable rules. We have determined that Messrs. Abston, Lee, Payne and Scharlach are not “independent directors” under the applicable rules. Messrs. Abston, Lee and Payne are employees of Guaranty Bank & Trust, and Mr. Scharlach was engaged as a consultant to Guaranty Bank & Trust pursuant to a consulting agreement that expired February 1, 2016. See “Executive Compensation — Consulting Agreement.”

Leadership Structure

Our board of directors meets monthly, and the board of directors of Guaranty Bank & Trust meets monthly. Our board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the board of directors, as the board believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of the board. The board has determined that having our Chief Executive Officer serve as Chairman of the board of directors is in the best interests of our shareholders at this time. Our board of directors believes that this structure makes best use of the Chief Executive Officer’s extensive knowledge of our organization and the banking industry. The board views this arrangement as also providing an efficient nexus between our organization and the board, enabling the board to obtain information pertaining to operational matters expeditiously and enabling our Chairman to bring areas of concern before the board in a timely manner.

Because the positions of Chairman and Chief Executive Officer are held by the same person, our board of directors has designated Weldon C. Miller to serve as Lead Independent Director. Among other things, the Lead Independent Director (1) presides at all meetings of the board at which the Chairman is not present, including executive sessions of the independent directors; (2) serves as liaison between the Chairman and the independent directors; (3) approves information sent to the board of directors; (4) approves meeting agendas for the board of directors; (5) approves meeting schedules to assure that there is sufficient time for discussion of all agenda items; (6) has the authority to call meetings of the independent directors; and (7) if requested by major shareholders, makes himself or herself available for consultation and direct communication.

Compensation Committee Interlocks and Insider Participation

Upon completion of the offering, none of the members of our Compensation Committee will be or will have been an officer or employee of Guaranty Bancshares, Inc. or Guaranty Bank & Trust. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the KSOP Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee.  The members of our Audit Committee are Messrs. Elliott (Chairman), Bunch, Johnson and Miller. Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that (1) each of the members of our Audit Committee is an “independent director” under NASDAQ Global Select Market rules, (2) each of the members satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) each of the members has the ability to read and understand fundamental financial statements. In addition, our board of directors has determined that Mr. Johnson is a financial expert and has the financial sophistication required of at least one member of the Audit Committee by the rules of the Nasdaq Global Select Market due to his experience and background. Our board of directors has also determined that Mr. Johnson qualifies as an “audit committee financial expert” under the rules and regulations of the SEC.

The Audit Committee assists the board of directors in its oversight of the integrity of our financial statements, the selection, engagement, management and performance of our independent auditor that audits and reports on our consolidated financial statements, the performance of our internal audit function, the review of reports of bank regulatory agencies and monitoring management’s compliance with the recommendations contained in those reports and our compliance with legal and regulatory requirements related to our financial statements and reporting. Among other things, our Audit Committee has responsibility for:

•	selecting and reviewing the performance of our independent auditor and approving, in advance, all engagements and fee arrangements;

•	reviewing reports from the independent auditor regarding its internal quality control procedures and any material issues raised by the most recent internal quality-control or peer review or by governmental or professional authorities, and any steps taken to deal with such issues;

•	reviewing the independence of our independent auditor and setting policies for hiring employees or former employees of our independent auditor and for audit partner rotation and independent auditor rotation in accordance with applicable laws, rules and regulations;

•	resolving any disagreements regarding financial reporting between management and the independent auditor;

•	overseeing our internal audit function;

•	reviewing operating and control issues identified in internal audit reports, management letters, examination reports of regulatory agencies and monitoring management’s compliance with recommendations contained in those reports;

•	meeting with management and the independent auditor to review the effectiveness of our system of internal control and internal audit procedures, and to address any deficiencies in such procedures;

•	monitoring management’s compliance all applicable laws, rules and regulations;

•	reviewing our earnings releases and reports filed with the SEC;

•	preparing the Audit Committee report required by SEC rules to be included in our annual report;

•	reviewing the adequacy and effectiveness of our accounting and financial controls, including guidelines and policies for assessing and managing our risk exposure;

•	establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential anonymous submission by Company employees of concerns, regarding questionable accounting or auditing matters;

•	reviewing actions by management on recommendations of the independent auditors and internal auditors; and

•	handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

Our Audit Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Audit Committee will be available on our website at www.gnty.com upon completion of this offering.

Compensation Committee.  The members of our Compensation Committee are Messrs. Bunch (Chairman), Conroy, Drake, Elliott and Miller. Our board of directors has evaluated the independence of each of the members of our Compensation Committee and has affirmatively determined that each of the members of our Compensation Committee meets the definition of an “independent director” under NASDAQ Global Select Market rules.

Our board has also determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code.

The Compensation Committee assists the board of directors in its oversight of our overall compensation structure, policies and programs and assessing whether such structure meets our corporate objectives, the compensation of our named executive officers and the administration of our compensation and benefit plans.

Among other things, our Compensation Committee has responsibility for:

•	reviewing and determining, and recommending to the board of directors for its confirmation, the annual compensation, annual incentive compensation and any other matter relating to the compensation of our named executive officers; all employment agreements, severance or termination agreements, change in control agreements to be entered into between any executive officer and us; and modifications to our philosophy and compensation practices relating to compensation of our directors and management;

•	reviewing and determining, and recommending to the board of directors for its confirmation, the establishment of performance measures and the applicable performance targets for each performance-based cash and equity incentive award to be made under any benefit plan;

•	taking all actions required or permitted under the terms of our benefit plans, with separate but concurrent authority;

•	reviewing, approving and administering each of our benefit plans, and performing such other duties and responsibilities and may be assigned to the Compensation Committee under the terms of such plans;

•	reviewing with our Chief Executive Officer the compensation payable to employees other than the named executive officers, including equity and non-equity incentive compensation and other benefits and our total incentive compensation program envisioned for each fiscal year;

•	consulting with our Chief Executive Officer regarding a succession plan for our executive officers, including our Chief Executive Officer, and the review of our leadership development process for senior management positions;

•	reviewing the performance of our named executive officers;

•	reviewing and discussing with management any compensation discussion and analysis included in our annual meeting proxy statements and any other reports filed with the SEC and determining whether or not to recommend to our board of directors that such compensation discussion and analysis be so included;

•	preparing the Compensation Committee report required by SEC rules to be included in our annual report;

•	overseeing the administration of our equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to our board of directors relating to these matters;

•	overseeing and making recommendations to the board of directors regarding the Company’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation and approval of equity compensation plans;

•	conducting an annual evaluation of the performance of the Compensation Committee and the adequacy of its charter and recommending to the board of directors any changes that it deems necessary; and

•	handling such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

Our Compensation Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.gnty.com upon completion of this offering.

Corporate Governance and Nominating Committee.  The members of our Corporate Governance and Nominating Committee are Messrs. Elliott (Chairman), Baker, Bunch, Johnson and Miller. Our board of directors has evaluated the independence of each of the members of our Corporate Governance and Nominating Committee and has affirmatively determined that each of the members of our Corporate Governance and Nominating Committee meets the definition of an “independent director” under NASDAQ Global Select Market rules.

The Corporate Governance and Nominating Committee assists the board of directors in its oversight of identifying and recommending persons to be nominated for election as directors and to fill any vacancies on the board of directors of the Company and each of our subsidiaries, monitoring the composition and functioning of the standing committees of the board of directors of the Company and each of our subsidiaries, developing, reviewing and monitoring the corporate governance policies and practices of the Company and each of our subsidiaries.

Among other things, our Corporate Governance and Nominating Committee is responsible for:

•	reviewing the performance of our board of directors of the Company and each of our subsidiaries.

•	identifying, assessing and determining the qualification, attributes and skills of, and recommend, persons to be nominated by our board of directors for election as directors and to fill any vacancies on the board of directors of the Company and each of our subsidiaries;

•	reviewing the background, qualifications and independence of individuals being considered as director candidates, including persons proposed by our shareholders;

•	reviewing and recommending to our board of directors each director’s suitability for continued service as a director upon the expiration of his or her term and upon any material change in his or her status;

•	reviewing the size and composition of the board of directors of the Company and each of our subsidiaries as a whole, and recommend any appropriate changes to reflect the appropriate balance of required independence, knowledge, experience, skills, expertise and diversity;

•	monitoring the function of our standing committees and recommending any changes, including the director assignments, creation or elimination of any committee;

•	developing, reviewing and monitoring compliance with our corporate governance guidelines and the corporate governance provisions of the federal securities laws and the listing rules applicable to us;

•	investigating any alleged violations of such guidelines and the applicable corporate governance provisions of federal securities laws and listing rules, and reporting such violations to our board of directors with recommended corrective actions;

•	reviewing our corporate governance practices in light of best corporate governance practices among our peers and determining whether any changes in our corporate governance practices are necessary;

•	considering any resignation tendered to our board of directors by a director and recommend the acceptance of such resignation if appropriate;

•	considering questions of possible conflicts of interest involving directors, including operations that could be considered competitive with our operations or otherwise present a conflict of interest;

•	reviewing and approving all related person transactions in accordance with our policy and procedures;

•	overseeing our director orientation and continuing education programs for the board of directors;

•	reviewing its charter and recommending to our board of directors any modifications or changes; and

•	handling such other matters that are specifically delegated to the Corporate Governance and Nominating Committee by our board of directors from time to time.

Our Corporate Governance and Nominating Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Corporate Governance and Nominating Committee will be available on our website at www.gnty.com upon completion of this offering.

In carrying out its functions, the Corporate Governance and Nominating Committee will develop qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in the Company’s future proxy statements. These criteria may include the following attributes:

•	adherence to high ethical standards and high standards of integrity;

•	sufficient educational background, professional experience, business experience, service on other boards of directors and other experience, qualifications, diversity of viewpoints, attributes and sills that will allow the candidate to serve effectively on the board of directors and the specific committee for which he or she is being considered;

•	evidence of leadership, sound professional judgment and professional acumen;

•	evidence the nominee is well recognized in the community and has a demonstrated record of service to the community;

•	a willingness to abide by any published code of conduct or ethics for the Company and to objectively appraise management performance;

•	the ability and willingness and ability to devote sufficient time to carrying out the duties and responsibilities required of a director;

•	any related person transaction in which the candidate has or may have a material direct or indirect interest and in which we participate; and

•	the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of the Company and the interests of our shareholders.

The Corporate Governance and Nominating Committee will also evaluate potential nominees for the Company’s board of directors to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are “independent” in accordance with applicable SEC and NASDAQ Global Select Market rules (to ensure that, at all times, at least a majority of our directors are independent). Although we do not have a separate diversity policy, the committee considers the diversity of the Company’s directors and nominees in terms of knowledge, experience, skills, expertise and other demographics that may contribute to the Company’s board of directors.

Prior to nominating or, if applicable, recommending an existing director for re-election to the Company’s board of directors, the Corporate Governance and Nominating Committee will consider and review the following attributes with respect to each existing director:

•	attendance and performance at meetings of the Company’s board of directors and the committees on which such director serves;

•	length of service on the Company’s board of directors;

•	experience, skills and contributions that the existing director brings to the Company’s board of directors;

•	independence and any conflicts of interest; and

•	any significant change in the director’s status, including the attributes considered for initial membership on the Company’s board of directors.

KSOP Committee.  The KSOP Committee is responsible for managing the operation and administration of our KSOP. The KSOP Committee serves as the trustee of our KSOP and its members are appointed by our board of directors. The voting members of our KSOP Committee are Messrs. Johnson (Chairman), Conroy, Elliott and Prefiert.

Code of Conduct; Code of Ethics for Chief Executive Officer and Senior Financial Officers

Our board of directors has adopted a Code of Conduct that applies to all of our directors, officers and employees. The Code of Conduct sets forth the standard of conduct that we expect all of our directors, officers and employees to follow, including our Chief Executive Officer and Chief Financial Officer. In addition, our board of directors has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to our Chief Executive Officer, our Chief Financial Officer and any other officer serving in a finance function and sets forth specific standards of conduct and ethics that we expect from such individuals in addition to those set forth in the Code of Conduct. Our Code of Conduct and our Code of Ethics for the Chief Executive Officer and Senior Financial Officers will be available on our website at www.gnty.com upon completion of this offering. We expect that any amendments to the Code of Conduct or the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or any waivers of their respective requirements, will be disclosed on our website, as well as any other means required by NASDAQ Global Select Market rules or the SEC.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines to assist our board of directors in the exercise of its fiduciary duties and responsibilities and to promote the effective functioning of our board of directors and its committees. Our Corporate Governance Guidelines will be available on our website at www.gnty.com upon completion of this offering.

EXECUTIVE COMPENSATION

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined by the JOBS Act. Our named executive officers for 2017, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Tyson T. Abston, Chairman of the Board and Chief Executive Officer;

•	Kirk L. Lee, Vice Chairman, President and Chief Credit Officer; and

•	Clifton A. Payne, Senior Executive Vice President and Chief Financial Officer.

Agreements with Executive Officers

We have not entered into employment agreements with any of our named executive officers, each of whom serves at the pleasure of our board of directors and is an “at will” employee.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to our named executive officers who were serving as executive officers at the end of our fiscal year ended December 31, 2016. Except as set forth in the notes to the table, all cash compensation for each of our named executive officers was paid by Guaranty Bank & Trust, where each named executive officer serves in the same capacity.

Name and Principal Company Position	Year	Salary	Nonequity Incentive Plan Compensation(1)(2)	Nonqualified Deferred Compensation Earnings(3)	All Other Compensation (4)(5)(6)	Total
Tyson T. Abston	2016	$338,009	$231,525	$32,006	$61,020	$662,560
Chairman of the Board and Chief Executive Officer

Kirk L. Lee	2016	$243,827	$113,568	$25,541	$59,387	$442,323
President

Clifton A. Payne	2016	$220,821	$99,399	$30,140	$54,600	$404,960
Senior Executive Vice President and Chief Financial Officer

(1)	The amounts in this column include performance based cash bonuses of $219,275, $104,624 and $91,219 paid to Messrs. Abston, Lee and Payne, respectively, pursuant to the Company’s Employee Bonus Plan.

(2)	The amounts in this column also include the amount of vested contributions of $12,250, $8,944 and $8,180 earned by Messrs. Abston, Lee and Payne, respectively, pursuant to the Company’s Executive Incentive Retirement Plan.

(3)	The amounts in this column represent the amount of interest earned on vested contributions under the Company’s Executive Incentive Retirement Plan that exceeds 120.0% of the applicable federal long-term rate.

(4)	As other compensation, Mr. Abston received director fees of approximately $42,300, employer KSOP contributions of approximately $13,250, life insurance premiums of approximately $1,242 and $4,228 attributable to the use of a company car.

(5)	As other compensation, Mr. Lee received director fees of approximately $42,300, employer KSOP contributions of approximately $13,250, life insurance premiums of approximately $1,782 and $2,055 attributable to the use of a company car.

(6)	As other compensation, Mr. Payne received director fees of approximately $36,100, employer KSOP contributions of approximately $13,250, life insurance premiums of approximately $2,322 and $2,928 attributable to the use of a company car.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information relating to the unexercised options held by our named executive officers as of December 31, 2016. All of the stock options shown in the table below were granted with a per share exercise price equal to the fair market value of our common stock on the grant date. Each of the stock options set forth below vests ratably in annual installments over a period of 10 years from the grant date, beginning on the first anniversary of the grant date. No stock options were exercised by the named executive officers during fiscal 2016.

	Options Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Tyson T. Abston	10,000	40,000	-	24.00	10/15/2024
Kirk L. Lee	6,000	24,000	-	24.00	10/15/2024
Clifton A. Payne	5,000	20,000	-	24.00	10/15/2024

2015 Equity Incentive Plan

Our board of directors and shareholders adopted and approved the Guaranty Bancshares, Inc. 2014 Stock Option Plan, or Option Plan, which became effective on February 19, 2014. On February 18, 2015, our board of directors amended and restated the Option Plan as the 2015 Equity Incentive Plan, or 2015 Plan. Our shareholders adopted and approved 2015 Plan on April 15, 2015. The following is a brief summary of the material terms of our 2015 Plan.

Purpose.  The purpose of our 2015 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants and to promote the success of the Company’s and the Bank’s business by offering these individuals an opportunity to acquire a proprietary interest in the success of the Company.

Administration.  Our board of directors or one or more committees appointed by our board of directors will administer the 2015 Plan. For this purpose our board of directors has delegated general administrative authority for the 2015 Plan to the Compensation Committee.

Eligibility.  Persons eligible to receive awards under the 2015 Plan include officers, directors, employees and consultants. The Compensation Committee determines from time to time the participants to whom awards will be granted.

Authorized Shares; Limits on Awards.  The maximum number of shares of common stock that may be issued or transferred pursuant to awards under the 2015 Plan equals 1,000,000 shares, all of which may be subject to incentive stock option treatment. Under the terms of the 2015 Plan, the maximum aggregate number of shares of common stock that may be issued pursuant to all awards under the 2015 Plan, other than those subject to incentive stock option treatment, shall increase annually on the first day of each fiscal year following the adoption of the 2015 Plan by 20,000 shares, unless our board of directors determines a lesser amount. For each fiscal year after adopting the 2015 Plan, we determined not to increase the number of shares that may be issued under the plan. As a result, the maximum number of shares of common stock that may be issued or transferred pursuant to awards under the 2015 Plan continues to equal 1,000,000 shares, all of which may be subject to incentive stock option treatment. Additionally, the maximum number of shares that may be issued for awards to any single officer, employee or consultant participant during a calendar year for stock options and stock appreciation rights, or SARs, is 300,000 shares (200,000 shares for non-employee members of the board of directors), for other stock-based awards (excluding stock options and SARs but including restricted stock and restricted stock units) is 150,000 shares (100,000 shares for non-employee members of the board of directors) and for cash awards is $2.0 million.

If any shares of stock covered by an award granted under the 2015 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2015 Plan with respect to the award will again be available for making awards under the 2015 Plan.

Currently Outstanding Awards.  As of the date of this prospectus, 436,077 stock options were issued and outstanding under the 2015 Plan and an aggregate of 563,923 shares of our common stock remain available for issuance under the 2015 Plan. As of the date of this prospectus, no other types of incentive awards have been issued under the 2015 Plan.

Adjustments for Changes in Capitalization.  In connection with recapitalizations, stock dividends, stock splits, combination of shares or other changes in the stock, our Compensation Committee will make adjustments that it deems appropriate to the aggregate number of shares of common stock that may be issued under the 2015 Plan and the terms of outstanding awards.

Incentive Awards.  The 2015 Plan authorizes the grant of stock options, SARs, restricted stock, restricted stock units, performance-based awards, as well as other awards described in the 2015 Plan. The 2015 Plan retains the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash. An option or SAR will expire, or other award will vest, in accordance with the schedule set forth in the applicable award agreement.

Stock Options.  A stock option is the right to purchase shares of common stock at a future date at a specified price per share generally equal to, but no less than, the fair market value of a share on the date of grant. An option may either be an incentive stock option, or ISO, or a nonstatutory stock option, or NSO. ISO benefits are taxed differently from NSOs, as described below under “— Federal Income Tax Treatment of Awards under the 2015 Plan.” ISOs also are subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the 2015 Plan. Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by the Compensation Committee.

SARs.  A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of common stock on the date of exercise of the SAR over the fair market value of a share of common stock the date on the date of grant.

Restricted Stock.  A restricted stock award is typically for a fixed number of shares of common stock that remain forfeitable unless and until specified conditions are met. Upon satisfaction of the applicable conditions, the holder of a restricted stock award may sell or transfer the shares.

Restricted Stock Units.  A restricted stock unit is an award that entitles the recipient to receive a share of our common stock or an amount of cash equal to the fair market value of a share of our common stock upon the satisfaction of applicable restrictions. Restricted stock units are similar to restricted stock; however restricted stock units are a promise to deliver shares or cash, while an award of restricted stock is a grant of actual shares of our common stock subject to transfer restrictions.

Performance-Based Awards.  Our Compensation Committee may designate any award, the exercisability or settlement of which is subject to the achievement of performance conditions, as a performance-based award that is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code. In order to qualify as performance-based compensation, the performance objectives used for the performance-based award must be from the list of performance objectives set forth in the 2015 Plan, including: growth in interest income and expense; net-income; net interest margin; efficiency ratio; reduction in non-accrual loans and non-interest expense; growth in non-interest income and ratios to earnings assets; net revenue growth and ratio to earning assets; capital ratios; asset or liability interest rate sensitivity and gap; effective tax rate; deposit growth and composition; liquidity management; securities portfolio (value, yield, spread, maturity, or duration); earning asset growth and composition (loans, securities); non-interest income (e.g., fees, premiums and commissions, loans, wealth management, treasury management, insurance, funds management); overhead ratios, productivity ratios; credit quality measures; return on assets; return on equity; economic value of equity; compliance and regulatory ratings; internal controls; enterprise risk measures (e.g., interest rate, loan concentrations, portfolio composition, credit quality, operational measures, compliance ratings, balance sheet, liquidity, insurance); volume in production or loans; cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; profit margin; earnings per share; operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of the Company’s common stock; return on investment; return on assets, equity or shareholders’ equity; market share; inventory levels, inventory turn or shrinkage; customer satisfaction; or total return to shareholders.

Our Compensation Committee may select one or more specified performance objectives when establishing the performance measures of a performance-based award, but such objectives must be set no later than 90 days after the beginning of the applicable performance period. The 2015 Plan allows performance objectives to be described in terms of objectives that are related to an individual participant or objectives that are Company-wide or related to a subsidiary, division, department, region, function or business unit and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of Company performance (or performance of the applicable subsidiary, division, department, region, function or business unit) or measured relative to selected peer companies or a market index.

Acceleration of Awards; Possible Early Termination of Awards.  Upon a change in control of our Company, outstanding awards under the 2015 Plan will be assumed or substituted on substantially the same terms. However, if the successor corporation does not assume or substitute the outstanding awards, then vesting of these awards will fully accelerate, and in the case of options or SARs, will become immediately exercisable. For this purpose a change in control is defined to include certain changes in the majority of our board of directors, the sale of all or substantially all of our assets and the consummation of certain mergers or consolidations.

Transfer Restrictions.  Subject to certain exceptions, awards under the 2015 Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by him or her.

Termination of or Changes to the 2015 Plan.  Our board of directors may, in its discretion, amend, alter or terminate the 2015 Plan or any award outstanding under the 2014 plan at any time and in any manner. Unless required by applicable law or listing agency rule, shareholder approval for any amendment will not be required. Unless previously terminated by our board of directors, the 2015 Plan will terminate on the tenth anniversary of its effective date. Outstanding awards may be amended, subject, however, to the consent of the holder if the amendment materially and adversely affects the holder.

Federal Income Tax Treatment of Awards under the 2015 Plan.  Federal income tax consequences (subject to change) relating to awards under the 2015 Plan are summarized in the following discussion. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

For NSOs, we are generally entitled to deduct (and the optionee recognizes taxable income in) an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. For ISOs, we are generally not entitled to a deduction nor does the participant recognize income at the time of exercise. The current federal income tax consequences of other awards authorized under the 2015 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses and performance share awards are generally subject to tax at the time of payment; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. We will generally have a corresponding deduction at the time the participant recognizes income. However, as for those awards subject to ISO treatment, we would generally have no corresponding compensation deduction.

If an award is accelerated under the 2015 Plan in connection with a change in control (as this term is used under the Internal Revenue Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration, commonly called parachute payments, if it exceeds certain threshold limits under the Code (and certain related excise taxes may be triggered). Furthermore, the aggregate compensation in excess of $1,000,000 attributable to awards which are not “performance-based” within the meaning of Section 162(m) of the Internal Revenue Code, or do not fall within any other applicable exceptions, we may not be permitted a deduction in certain circumstances.

Stock Appreciation Rights Plan

On January 1, 2008, we established the Guaranty Bancshares, Inc. Fair Market Value Stock Appreciation Rights Plan, or SAR Plan, to provide eligible employees the opportunity to share in the growth of our Company. The SAR Plan enables us to grant SARs to our directors, executive officers and other individuals employed by, or performing services for, the Company or the Bank. A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of common stock on the date of exercise of the SAR over the fair market value of a share of common stock on the date of grant. SARs may be granted in connection with other awards or independently. Unlike a stock option, which is the right to buy an actual share of our common stock in the future, a SAR is non-dilutive and does not result in the issuance of our common stock to the holder of the SAR. A SAR does not entitle the recipient to any voting rights or any other shareholder rights. The purpose of the SAR Plan is to encourage employees and others providing services to the Company and the Bank to increase their efforts to make our Company more successful, to provide an inducement for such individuals by providing them the opportunity to shares in the increase in the Company’s equity over time, and to provide a means by which the Company may attract, encourage and maintain qualified employees. As of December 31, 2016, we had 95,700 SARs outstanding, of which 83,500 were vested. The original fair market value, or exercise price, of the SARs ranged from $7.62 to $21.50 per share. We do not intend to grant additional SARs under the SAR Plan, but may in the future issue additional SARs pursuant to the 2015 Plan, although we have no immediate plans to do so.

Employee Bonus Plan

We sponsor an Employee Bonus Plan, or Bonus Plan. The Bonus Plan rewards officers and employees based on performance of individual business units of the Company. Earnings and growth performance goals for each business unit and for the Company as a whole are established at the beginning of the calendar year and approved annually by the board of directors. The Bonus Plan provides for a predetermined bonus amount to be contributed to the employee bonus pool based on (i) earnings target and growth for individual business units and (ii) achieving certain pre-tax return on average equity and pre-tax return on average asset levels for the Company as a whole. These bonus amounts are established annually by our board of directors. In 2016, the Bonus Plan paid out $2.1 million based on a pre-tax return on average equity and a pre-tax return on average assets of 10.91% and 1.07%, respectively.

Employee Stock Ownership Plan

As of January 1, 1992, the Bank amended and restated its 401(k) profit sharing plan in its entirety as an Employee Stock Ownership Plan, or ESOP, as defined in the Internal Revenue Code, and upon our acquisition of the Bank in 1997, the ESOP became the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions, or KSOP.

Our KSOP is designed to: (1) qualify as an employee stock ownership plan which is intended to be a stock bonus plan under the Internal Revenue Code, and Employee Retirement Income Security Act of 1974, as amended, or ERISA; (2) allow participants to make elective contributions in accordance with the Internal Revenue Code; and (3) allow the Bank and/or the Company to make matching contributions in accordance with the Internal Revenue Code and other contributions in accordance with the Internal Revenue Code and ERISA. Generally, an employee is an eligible participant in the KSOP upon the first day of the month coincident with or next following the date of hire in a full time position. In general, each such employee shall become eligible to receive allocations of non-elective contributions and forfeitures on the January 1 or July 1 coincident with completion of six consecutive months of service in which the employee is credited with 500 hours of service. Each such employee of the Company, Bank, and any affiliate shall become eligible to receive allocations of matching contributions on the January 1 or July 1 next following or coincident with the employee’s date of hire.

Employees may make elective “traditional” or “Roth” contributions to the plan, up to the maximum dollars amounts allowed annually by Internal Revenue Code and regulations. The Company has discretion to make matching contributions, on a dollar-for-dollar basis, with respect to salary deferrals up to a certain percentage of a participant’s compensation. In 2016, the KSOP contributed matching funds up to 5% of participant compensation. Company matching contributions are intended to be invested primarily in our common stock. Any cash dividends received by the trustee of the KSOP from shares of our stock held in the KSOP are applied, in the discretion of the trustee, to the purchase of additional shares of our common stock. The trustee of the KSOP is authorized to purchase our common stock from us directly or from any shareholder, and such stock may be outstanding, newly issued or treasury stock. All such purchases must be at a price not in excess of fair market value, as determined by an independent appraiser, in accordance with the Internal Revenue Code. As of December 31, 2016, the value of the shares of common stock held in the KSOP was determined to be $26.00 per share by our independent appraiser. Because there is presently no regular public trading market for shares of our common stock, this value obtained for KSOP purposes may not reflect the actual market value of our common stock.

The KSOP was restated for IRS “Cycle A-2” on December 20, 2011, and received a favorable IRS Determination Letter for it on August 22, 2014. It was subsequently amended to (1) reflect the termination of the Company’s status as a Subchapter S corporation, (2) liberalize the entry date for the matching contribution, (3) include an automatic enrollment provision for new plan qualified employees, (4) allow forfeiture funds from the KSOP’s cash account to pay plan administration expenses, (5) allow forfeitures from the KSOP’s Company stock account to be allocated to plan participants (6) eliminate the plan’s participant class exclusion for hourly employees, and (7) adopt a distribution policy giving terminated employee participants the option to either receive distribution of their Company Stock accounts in kind or have such accounts converted to other investments.

The KSOP was restated for IRS “Cycle A-3” on December 14, 2016, which restatement includes the previous amendments. It was submitted to the IRS for an updated IRS Determination Letter on January 31, 2017, which application is currently pending.

As of December 31, 2016, the KSOP held 1,319,225 shares of our common stock. The KSOP currently has a $5.0 million line of credit with one of our correspondent banks, of which $1.2 million is outstanding as of the date of this prospectus. Total compensation accrued or paid to the KSOP for the year ended December 31, 2016 was $935,000.

Supplemental Retirement Plan

We sponsor a non-qualified, non-contributory Supplemental Retirement Plan for the benefit of certain retired officers of the Company. The plan provides certain retired officers a benefit equal to a predetermined percentage of the officer’s final five-year average salary reduced by the aggregate of (1) any amounts payable under the Company’s retirement plan and (2) certain social security benefits. This plan is unfunded. Amounts accrued for the year ended December 31, 2016 totaled $1,000. We recorded a liability under the Supplemental Retirement Plan of approximately $5,000 for the year ended December 31, 2016.

Executive Incentive Retirement Plan

We sponsor a non-qualified, non-contributory Executive Incentive Retirement Plan for the benefit of certain officers of the Bank with a title of senior vice president or above, including all of our named executive officers. This plan provides benefits to such personnel for the attainment of certain performance criteria in various predetermined amounts equal to targeted awards levels as adjusted for annual earnings performance of the Company. Contributions under this plan are granted annually on a deferred basis. Currently, depending on the officer, the Bank contributes between 3.0% and 9.0% of the officer’s salary each year into a deferral account, and each officer’s account balance is further credited each year by an amount equal to our annualized return on equity, subject to a minimum crediting rate of 5.0% and a maximum crediting rate of 13.0%. The Executive Incentive Retirement Plan’s normal retirement benefit is payable following separation from service after reaching age 65, and is payable over 120 months with a 7.5% post retirement interest rate. This plan also provides a death benefit to the participants. This plan is unfunded.

In connection with the Executive Incentive Retirement Plan, we have purchased life insurance policies for the individuals participating in such plan. The cash surrender value of the life insurance policies held by us totaled $17.8 million for the year ended December 31, 2016. Our expenses related to the Executive Incentive Retirement Plan totaled $390,000 for the year ended December 31, 2016, and our recorded liability under the Executive Incentive Retirement Plan totaled approximately $2.0 million for the year ended December 31, 2016.

Compensation of Directors

We pay our directors based on the directors’ participation in board of directors and committee meetings held throughout the year, and Guaranty Bank & Trust pays its directors in the same manner. During 2016, outside directors received an annual retainer of $20,000 and inside directors received an annual retainer of $14,000. In addition, outside directors received $600 per board meeting attended and inside directors received $300 per board meeting attended. Directors also received a fee per committee meeting attended, which varied based on the particular committee. The Chairman of the Audit Committee received a fee of $550 per meeting attended, and the other members received a fee of $325 per meeting attended. The Chairman of the Corporate Governance and Nominating Committee and the Chairman of the Compensation Committee each received a fee of $275 per meeting attended, and the other members of these committees received a fee of $175 per meeting attended. Directors serving on the KSOP Committee received a fee of $200 per meeting attended and inside directors serving as advisory members on the KSOP Committee received no meeting fees.

The following table sets forth compensation paid, earned or awarded during 2016 to each of our directors other than Messrs. Abston, Lee and Payne, whose compensation is described above in “Summary Compensation Table.” The table also includes compensation earned by each director that is attributable to his service as a director of Guaranty Bank & Trust.

Name	Fees Earned or Paid in Cash	All Other Compensation		Total Compensation
Richard W. Baker	$74,875	$-		$74,875
James S. Bunch	80,675	-		80,675
Johnny O. Conroy	63,350	-		63,350
Bradley K. Drake	61,464	-		61,464
Christopher B. Elliott	82,250	-		82,250
Carl Johnson, Jr.	83,725	-		83,725
Weldon C. Miller	44,275	-		44,275
William D. Priefert	59,875	-		59,875
Arthur B. Scharlach, Jr.	$35,625	$12,500	(1)	$48,125

(1)	Represents $12,500 paid to Mr. Scharlach pursuant to a consulting agreement. See “— Consulting Agreement” below.

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our certificate of formation and bylaws, and, to the extent they are directors of the Bank, the articles of association and bylaws of Guaranty Bank & Trust.

Consulting Agreement

On February 1, 2013, we entered into a Consulting Agreement with Arthur B. Scharlach, Jr., our former Chairman and Chief Executive Officer, pursuant to which we engaged Mr. Scharlach as a strategic consultant to the Company and Bank until February 1, 2016. During the period of his engagement, Mr. Scharlach agreed to provide up to 20 hours of consulting services per week in the areas of bank operations, personnel, lending and growth strategies. The consulting agreement provided for an annual consulting fee of $150,000, payable in monthly installments. We paid $150,000 in consulting fees to Mr. Scharlach under the agreement in 2014 and 2015. We paid $12,500 in consulting fees to Mr. Scharlach in 2016, which represented the fees payable to Mr. Scharlach through expiration of the agreement on February 1, 2016.

PRINCIPAL SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as March 1, 2017, and as adjusted to reflect the completion of the offering, for:

•	each person known to us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors and named executive officers; and

•	all directors and executive officers, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes shares over which a person exercises sole or share voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for purposes of computing the beneficial ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o Guaranty Bancshares, Inc., 201 South Jefferson Avenue, Mount Pleasant, Texas 75455.

The table below calculates the percentage of beneficial ownership based on 8,798,523 shares of common stock, of which 8,751,923 are outstanding and 46,600 are exercisable options as of December 31, 2016 and up to [            ] shares of common stock expected to be outstanding upon completion of the offering. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The table below does not reflect shares that may be purchased in this offering.

	Prior to the Offering		After the Offering
	Number of Shares	Percent of Class	Number of Shares		Percent of Class
Name of Beneficial Owner

Greater than 5% shareholders
Guaranty Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions)(1)	1,319,225	15.07%	[	]	[	]
Directors and named executive officers
Tyson T. Abston(2)	150,361	1.72%	[	]	[	]
Richard W. Baker(3)	310,000	3.54%	[	]	[	]
James S. Bunch(4)	60,000	*	[	]	[	]
Johnny O. Conroy(5)	143,158	1.64%	[	]	[	]
Bradley K. Drake	180,000	2.05%	[	]	[	]
Christopher B. Elliott(6)	103,758	1.19%	[	]	[	]
Carl Johnson, Jr.(7)	46,000	*	[	]	[	]
Kirk L. Lee(8)	185,025	2.11%	[	]	[	]
Weldon C. Miller(9)	439,686	5.02%	[	]	[	]
Clifton A. Payne(10)	214,402	2.45%	[	]	[	]
William D. Priefert(11)	189,556	2.17%	[	]	[	]
Arthur B. Scharlach, Jr.(12)	119,438	1.36%	[	]	[	]
All directors and executive officers, as a group (12 persons)	2,141,384	24.34%	[	]	[	]

(1)	Following the completion of this offering, each KSOP participant will have the right to direct the KSOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders. In the event that a participant does not direct the KSOP trustee on how to vote his or her allocated shares, the KSOP trustee will determine how such shares are voted. The KSOP trustee also has the right to vote all shares held by the KSOP that are not allocated to the participants’ accounts and may be deemed the beneficial owner thereof. The business address for our KSOP is P.O. Box 1158, Mount Pleasant, Texas 75456.

(2)	Includes 80,000 shares held by Mr. Abston individually that have been pledged as collateral to secure outstanding debt obligations, 60,361 shares held by the Company’s KSOP and allocated to Mr. Abston’s account and 10,000 exercisable options. Following the completion of this offering, each KSOP participant will have the right to direct the KSOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as a KSOP participant, Mr. Abston may be deemed the beneficial owner of such shares.

(3)	Includes 300,000 shares held by Mr. Baker individually and 10,000 shares held by Mr. Baker’s spouse.

(4)	Shares are held jointly by Mr. Bunch and his spouse.

(5)	Includes 141,158 shares held by Mr. Conroy individually and 2,000 shares held by Mr. Conroy’s spouse.

(6)	Includes 77,820 shares held jointly by Mr. Elliott and his spouse, 20,000 shares of which have been pledged as collateral to secure outstanding debt obligations, 10,000 shares held individually by Mr. Elliott and 15,938 shares held by Mr. Elliott’s individual retirement account.

(7)	Shares are held jointly by Mr. Johnson and his spouse.

(8)	Includes 64,000 shares held jointly by Mr. Lee and his spouse, 115,025 shares held by the Company’s KSOP and allocated to Mr. Lee’s account and 6,000 exercisable options. Following the completion of this offering, each KSOP participant will have the right to direct the KSOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as a KSOP participant, Mr. Lee may be deemed the beneficial owner of such shares.

(9)	Includes 167,744 shares held by Mr. Miller individually, 120,000 shares of which have been pledged as collateral to secure outstanding debt obligations, 118,094 shares held by the Everybody’s Furniture Company Profit Sharing Plan & Trust of which Mr. Miller is the trustee, 15,000 shares of which have been pledged as collateral to secure outstanding debt obligations, and 153,848 shares held by the JoAnn Miller Trust, of which Mr. Miller’s spouse is trustee.

(10)	Includes 80,000 shares held by Mr. Payne individually, 17,500 shares of which have been pledged as collateral to secure outstanding debt obligations, 129,402 shares held by the Company’s KSOP and allocated to Mr. Payne’s account and 5,000 exercisable options. Following the completion of this offering, each KSOP participant will have the right to direct the KSOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as a KSOP participant, Mr. Payne may be deemed the beneficial owner of such shares.

(11)	Includes 92,560 shares held by the William and Shayne Priefert Family Trust and 96,996 shares held by the Priefert Retirement Trust, both of which Mr. Priefert is the trustee.

(12)	Includes 65,394 shares held by Mr. Scharlach individually and 54,044 shares held by Mr. Scharlach’s spouse, all of which have been pledged as collateral to secure outstanding debt obligations.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2014, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Private Sales of Common Stock

The following table summarizes the purchases of our shares of common stock in private transactions conducted pursuant to applicable exemptions from the registration requirements of the Securities Act since January 1, 2014 by certain of our directors, executive officers and beneficial holders of more than five percent of our capital stock and their respective affiliates:

Shareholder	Issue Date	Shares (1)		Per Share Price (1)	Total Purchase Price
Tyson T. Abston (Chairman and Chief Executive Officer)	June 2014	9,800		$20.50	$200,900

Richard W. Baker (Director)	June 2014	40,000		$20.50	$820,000
	March 2015	40,000		$23.00	$920,000
	March 2016	110,000	(2)	$24.00	$2,640,000

James S. Bunch (Director)	June 2014	14,000	(3)	$20.50	$287,000
	March 2015	11,348	(4)	$23.00	$261,004
	March 2016	19,167	(5)	$24.00	$460,008

Johnny O. Conroy (Director)	June 2014	15,672	(6)	$20.50	$321,276

Bradley K. Drake (Director)	June 2014	24,296		$20.50	$498,068
Christopher B. Elliott (Director)	June 2014	12,580	(7)	$20.50	$257,890
	March 2015	10,000		$23.00	$230,000
	March 2016	5,000	(8)	$24.00	$120,000
Carl Johnson (Director)	June 2014	5,000		$20.50	$102,500
	March 2016	2,000	(9)	$24.00	$48,000
Kirk L. Lee (Vice Chairman, President and Chief Credit Officer)	June 2014	9,148	(10)	$20.50	$187,534
Weldon C. Miller (Director)	June 2014	21,844	(11)	$20.50	$447,802
	March 2015	15,000	(12)	$23.00	$345,000
Clifton A. Payne (Senior Executive Vice President, Chief Financial Officer and Director)	June 2014	13,126	(13)	$20.50	$269,083
	May 2016	1,000	(14)	$24.00	$24,000
William D. Priefert (Director)	June 2014	46,708	(15)	$20.50	$957,514
	March 2016	500	(16)	$24.00	$12,000

Shareholder	Issue Date	Shares (1)		Per Share Price (1)	Total Purchase Price
Arthur B. Scharlach, Jr. (Director)	June 2014	1,600	(17)	$20.50	$32,800
Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions (Greater than 5% shareholder)	June 2014	137,500		$20.50	$2,818,750
	March 2015	90,000		$23.00	$2,070,000
	March 2016	125,000		$24.00	$3,000,000

(1)	The shares and per share prices reflected in this table and in the footnotes accompanying this table have been adjusted to give effect to the Company’s 2-for-1 stock split that occurred on August 20, 2014.

(2)	Consists of 100,000 shares purchased by Mr. Baker and 10,000 shares purchased by Mr. Baker’s spouse.

(3)	Consists of shares purchased jointly by Mr. Bunch and his spouse.

(4)	Consists of 5,000 shares purchased jointly by Mr. Bunch and his spouse, 4,348 shares purchased by Mr. Bunch’s brother, 1,000 shares purchased by Mr. Bunch’s daughter and 1,000 shares purchased by Mr. Bunch’s son and daughter-in-law.

(5)	Consists of 9,000 shares purchased jointly by Mr. Bunch and his spouse, 4,167 shares purchased by Mr. Bunch’s brother, 1,000 shares purchased by Mr. Bunch’s son and daughter-in-law and 1,000 shares purchased by Mr. Bunch’s mother-in-law.

(6)	Consists of 14,872 shares purchased by Mr. Conroy and 800 shares purchased by his spouse.

(7)	Consists of 8,642 shares purchased by Mr. Elliott, 1,358 shares purchased by Mr. Elliott through his individual retirement account and 2,580 shares purchased by Mr. Elliott’s father.

(8)	Consists of 4,000 share purchased jointly by Mr. Elliott and his spouse and 1,000 shares purchased by Mr. Elliott through his individual retirement account.

(9)	Consists of shares purchased jointly by Mr. Johnson and his spouse.

(10)	Consists of 8,400 shares purchased jointly in the name of Mr. Lee and his spouse and 748 shares purchased by Mr. Lee’s father-in-law.

(11)	Consists of 11,000 shares purchased by Mr. Miller, 10,370 shares purchased by Everybody’s Furniture Company Profit Sharing Plan & Trust of which Mr. Miller is the trustee and 474 shares purchased by Mr. Miller’s daughter.

(12)	Consists of 11,000 shares purchased by Mr. Miller and 4,000 shares purchased by Everybody’s Furniture Company Profit Sharing Plan & Trust of which Mr. Miller is the trustee.

(13)	Consists of 10,950 shares purchased by Mr. Payne and 2,176 shares purchased by Mr. Payne’s brother.

(14)	Consists of 1,000 shares purchased by Mr. Payne’s brother.

(15)	Consists of 15,312 shares purchased by Mr. Priefert and 112 shares purchased by Mr. Priefert’s spouse, which were transferred during 2016 to the William and Shayne Priefert Family Trust. Also consists of 24,502 shares purchased by the Marvin J. Priefert Testamentary Trust, of which Mr. Priefert’s mother and two sisters are trustees, 840 shares purchased by three of Mr. Priefert’s sons, 5,900 shares purchased by Mr. Priefert’s mother and 42 shares purchased by Mr. Priefert’s sister-in-law.

(16)	Consists of 250 shares each purchased by two of Mr. Priefert’s sons.

(17)	Consists of 1,600 shares purchased by Mr. Scharlach’s son.

Repurchases of Common Stock

From January 1, 2014 through December 31, 2016, we repurchased 1,206,372 shares of common stock and paid approximately $28.3 million for the shares classified as Treasury Stock in our financial statements. As a private company, we have historically maintained a stock repurchase program pursuant to which, from time to time, we repurchase shares of our common stock from our shareholders at a price per share equal to the most recent appraisal of our common stock obtained by our KSOP, which occurs on a bi-annual basis. We intend to terminate our stock repurchase program upon completion of this offering. The following table summarizes the repurchases of our shares of common stock from certain of our directors, executive officers and beneficial holders of more than five percent of our capital stock and their respective affiliates since January 1, 2014.

Shareholder	Repurchase Date	Shares		Per Share Price	Total Repurchase Price
Johnny O. Conroy (Director)	May 2015	15,000		$23.00	$345,000
	November 2015	7,436		$23.00	$171,028
Carl Johnson (Director)	December 2016	4,267	(1)	$24.00	$102,408
Kirk L. Lee (Vice Chairman, President and Chief Credit Officer)	May 2015	10,000		$23.00	$230,000
Arthur B. Scharlach, Jr. (Director)	May 2015	32,500	(2)	$23.00	$747,500
	April 2016	21,600	(3)	$24.00	$518,400

(1)	Consists of 4,267 shares repurchased from an IRA for the benefit of Mr. Johnson’s mother-in-law.

(2)	Consists of 16,250 shares repurchased from Mr. Scharlach and 16,250 shares repurchased from his spouse.

(3)	Consists of 6,000 shares repurchased from Mr. Scharlach, 6,000 shares repurchased from his spouse and 9,600 shares repurchased from Mr. Scharlach’s son.

Private Placement of Subordinated Notes

Periodically, we sell non-convertible, unsecured, redeemable debentures to related parties in private transactions that are conducted pursuant to an exemption from the registration requirements of the Securities Act. The debentures include fixed interest rates and are payable semi-annually until the earlier of maturity or redemption. The debentures are redeemable in our sole discretion at a redemption price equal to 100% of the outstanding principal amount, plus accrued interest, at any time prior to the stated maturity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for additional description of the debentures. The following table summarizes subordinated notes outstanding to directors or other related parties as of December 31, 2016.

Note Holder	Issue Date	Par Value	Rate	Maturity Date
Richard Drake Construction (owned by the father of director Bradley K. Drake)	July 2015	$500,000	2.50%	July 1, 2017
	July 2015	$500,000	3.50%	July 1, 2018

BWI Companies, Inc. (owned by director James S. Bunch)	July 2015	$500,000	3.00%	January 1, 2018
	July 2015	$500,000	3.50%	July 1, 2018
	December 2015	$500,000	3.50%	January 1, 2019
	December 2015	$500,000	5.00%	July 1, 2020

Richard W. Baker (Director)	July 2015	$500,000	3.00%	January 1, 2018
	July 2015	$500,000	4.00%	January 1, 2019
	December 2015	$500,000	3.50%	January 1, 2019
	December 2015	$500,000	4.50%	January 1, 2020

Gary W. Elliott (Father of director Christopher B. Elliott)	December 2015	$500,000	3.00%	July 1, 2018

Consulting Agreement

On February 1, 2013, we entered into a Consulting Agreement with Arthur B. Scharlach, Jr., our former Chairman and Chief Executive Officer, pursuant to which we engaged Mr. Scharlach as a strategic consultant to the Company and Bank until February 1, 2016. The consulting agreement provided for an annual consulting fee of $150,000, payable in monthly installments. We paid $150,000, $150,000 and $12,500 in consulting fees to Mr. Scharlach under the agreement in 2014, 2015 and 2016, respectively. See “Executive Compensation — Consulting Agreement.”

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, Guaranty Bank & Trust or us in the ordinary course of business. These transactions include deposits, loans, wealth management products and other financial services related transactions. Related person transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of December 31, 2016, no related person loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Directed Share Program

At our request, the underwriters have reserved up to [            ] shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, employees and certain other persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See “Underwriting — Directed Share Program.”

Policies and Procedures Regarding Related Person Transactions

Transactions by Guaranty Bank & Trust or us with related persons are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W (which govern certain transactions by Guaranty Bank & Trust with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by Guaranty Bank & Trust to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, our board of directors has adopted a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and the NASDAQ Global Select Market concerning related person transactions. Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of Guaranty Bancshares, Inc. include directors (including nominees for election as directors), executive officers, beneficial holders of more than five percent of our capital stock and the immediate family members of these persons. Our executive management team, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Corporate Governance and Nominating Committee for approval. In determining whether to approve a related person transaction, the Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related person’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related person, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of the offering, our Related Person Transactions Policy will be available on our website at www.gnty.com.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of the material terms of our amended and restated certificate of formation and our amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our amended and restated certificate of formation and our amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

We are incorporated in the state of Texas. The rights of our shareholders are generally covered by Texas law and our certificate of formation and bylaws (each as amended and restated and in effect as of the completion of this offering). The terms of our capital stock are therefore subject to Texas law, including the TBOC, and the common and constitutional law of Texas.

Our amended and restated certificate of formation authorizes us to issue up to 50,000,000 shares of common stock, par value $1.00 per share, and 15,000,000 shares of preferred stock, par value $5.00 per share. The authorized but unissued shares of our capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

Shares Outstanding.  As of December 31, 2016, 8,751,923 shares of our common stock were issued and outstanding and held by approximately 410 shareholders of record. We have reserved an additional 1,000,000 shares for issuance in connection with share-based payment awards that may be granted under our 2015 Plan, 331,000 of which are subject to outstanding options as of the date of this prospectus. In addition, we have reserved 9,377 shares of our common stock for issuance upon the exercise of outstanding stock options issued under the DCB Financial Corp. Stock Option Plan, which we assumed in connection with our acquisition of DCB Financial Corp. in March 2015.

Voting.  Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Our amended and restated certificate of formation expressly prohibits cumulative voting.

Dividends and Other Distributions.  Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of any preferred stock that we may issue, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock. See “Supervision and Regulation — Dividends.”

Preemptive Rights.  Holders of our common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of our capital stock upon any future issuance of shares.

Preferred Stock

Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock or, except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, holders of preferred stock adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Our board of directors has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Business Combinations under Texas Law

A number of provisions of Texas law, our amended and restated certificate of formation and our amended and restated bylaws could have an anti-takeover effect and make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of our directors or management. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with our board of directors.

We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, or the Texas Business Combination Law, which provides that a Texas corporation that qualifies as an “issuing public corporation” (as defined in the Texas Business Combination Law) may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is, or was, during the prior three years, the beneficial owner of 20.0% or more of the corporation’s voting shares. The prohibition on certain transactions with such affiliated shareholders extends for a three-year period from the date such shareholder first becomes an affiliated shareholder. These prohibitions do not apply if:

•	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

As we currently have more than 100 shareholders, we are considered an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

•	the business combination of an issuing public corporation where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law, or its certificate of formation or bylaws have been amended by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with its wholly owned subsidiary, if the subsidiary is a Texas entity and not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither our amended and restated certificate of formation nor our amended and restated bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. As a result, the Texas Business Combination Law may prevent a non-negotiated merger or other business combination involving us, even if such a merger or combination would be beneficial to our shareholders.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

Our amended and restated certificate of formation and our amended and restated bylaws contain certain provisions that may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for our common stock, a proxy contest for control of Guaranty Bancshares, Inc., the assumption of control of Guaranty Bancshares, Inc. by a holder of a large block of our common stock and the removal of our directors or management. These provisions:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are set by our board of directors;

•	divide our board of directors into three classes serving staggered three-year terms;

•	provide that directors may only be removed from office for cause and only upon a majority shareholder vote;

•	eliminate cumulative voting in elections of directors;

•	permit our board of directors to alter, amend or repeal our amended and restated bylaws or to adopt new bylaws;

•	require the request of holders of at least 50.0% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•	prohibit shareholder action by less than unanimous written consent, thereby requiring virtually all actions to be taken at a meeting of the shareholders;

•	require any shareholder derivative suit or shareholder claim against an officer or director to be brought in Titus County;

•	require shareholders that wish to bring business before our annual meeting of shareholders or nominate candidates for election as directors at our annual meeting of shareholders to provide timely notice of their intent in writing; and

•	enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill up to two vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

Our amended and restated bylaws may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures for advance notice are not followed, or of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our shareholders.

Exclusive Forum

Our amended and restated certificate of formation provides that, subject to certain exceptions, the state courts located in Titus County, Texas, the county in which our headquarters in Mount Pleasant lie, shall be the sole and exclusive forum for certain shareholder litigation matters. Although we believe this provision benefits us by providing increased consistency in the application of Texas law in the types of lawsuits to which it applies and in limiting our litigation costs, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. However, it is possible that a court could rule that this provision is unenforceable or inapplicable to a particular dispute.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of formation provides that our directors are not liable to the Company or our shareholders for monetary damages for an act or omission in their capacity as a director to the fullest extent provided by applicable Texas law. A director may, however, be found liable for:

•	any breach of the director’s duty of loyalty to the Company or our shareholders;

•	acts or omissions not in good faith that constitute a breach of the director’s duty to the Company;

•	acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken with the scope of the director’s duties; and

•	acts or omissions for which the liability of the director is expressly provided by an applicable statute.

Our amended and restated certificate of formation also provides that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters. To the extent that indemnification for liabilities arising under the

Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Transfer Agent and Registrar

Computershare Trust Company, N.A. will serve as our transfer agent and registrar.

Listing and Trading

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “GNTY.”

SHARES ELIGIBLE FOR FUTURE SALE

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance.

Upon completion of this offering, we will have [            ] shares of common stock issued and outstanding ([            ] shares if the underwriters exercise in full their over-allotment option). In addition, we have reserved (1) 1,000,000 shares for issuance in connection with share-based payment awards that may be granted under our 2015 Plan, 331,000 of which are subject to outstanding options as of the date of this prospectus, and (2) 9,377 shares of our common stock for issuance upon the exercise of outstanding stock options issued under the DCB Financial Corp. Stock Option Plan, which we assumed in connection with our acquisition of DCB Financial Corp. in March 2015.

Of these shares, the [            ] shares sold in this offering (or [            ] shares, if the underwriters exercise in full their over-allotment option) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining [            ] outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or exemption from registration is available.

Lock-Up Agreements

Our directors and executive officers, certain directors and executive officers of Guaranty Bank & Trust, and certain other persons, who will own in the aggregate approximately [            ] shares of our common stock after the completion of this offering (assuming they do not purchase any shares in this offering), have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the closing of this offering. See “Underwriting — Lock-Up Agreements” for a description of the terms, including any exceptions to the provisions of these agreements. As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the underwriters waive or release the shares of our common stock from these restrictions.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for resale in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon the completion of this offering, we expect that approximately [        ]% of our outstanding common stock ([        ]% of our outstanding common stock if the underwriters exercise in full their over-allotment option) will be held by “affiliates” (assuming they do not purchase any shares in this offering).

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then

outstanding shares of our common stock, which would be approximately [            ] shares of our common stock immediately after this offering assuming the underwriters do not elect to exercise their over-allotment option, or the average weekly trading volume of our common stock on [            ] during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Form S-8 Registration Statement

We intend to file with the SEC a registration statement on Form S-8 to register an aggregate of approximately 1,000,000 shares of our common stock issued or reserved for issuance under the 2015 Plan and an indeterminate amount of plan interests in our common stock to be offered and sold pursuant to the KSOP. This registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

SUPERVISION AND REGULATION

General

The U.S. banking industry is highly regulated under federal and state law. Consequently, our growth and earnings performance will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Federal Reserve, FDIC, CFPB, OCC, IRS and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations and policies, can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system, facilitate the conduct of sound monetary policy and promote fairness and transparency for financial products and services. The system of supervision and regulation applicable to us and our subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC’s Deposit Insurance Fund, the Bank’s depositors and the public, rather than our shareholders or creditors. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to us and our subsidiaries, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

Guaranty Bancshares, Inc.

As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, or the BHC Act, and to supervision, examination and enforcement by the Federal Reserve. The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve’s jurisdiction also extends to any company that we directly or indirectly control, such as any nonbank subsidiaries and other companies in which we own a controlling investment.

Financial Services Industry Reform.  On July 21, 2010, the Dodd-Frank Act was enacted. The Dodd-Frank Act broadly affects the financial services industry by implementing changes to the financial regulatory landscape aimed at strengthening the sound operation of the financial services sector, including provisions that, among other things:

•	establish the CFPB, an independent organization within the Federal Reserve dedicated to promulgating and enforcing consumer protection laws applicable to all entities offering consumer financial products or services;

•	apply the same leverage and risk–based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things, will require us to deduct all trust preferred securities issued on or after May 19, 2010 from our Tier 1 capital (existing trust preferred securities issued prior to May 19, 2010 for all bank holding companies with less than $15.0 billion in total consolidated assets as of December 31, 2009 are exempt from this requirement);

•	broaden the base for FDIC insurance assessments from the amount of insured deposits to average total consolidated assets less average tangible equity during the assessment period (subject to risk-based adjustments that would further reduce the assessment base for custodial banks) rather than domestic deposits;

•	permanently increase FDIC deposit insurance maximum to $250,000;

•	eliminate the upper limit for the reserve ratio designated by the FDIC each year, increase the minimum designated reserve ratio of the deposit insurance fund from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020 and eliminate the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds;

•	permit banking organizations with less than $15.0 billion in consolidated assets as of December 31, 2009 to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010 on a permanent basis, without any phase out;

•	permit banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were part of a bank that were chartered by such state;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•	requires bank holding companies and banks to be “well capitalized” and “well managed” in order to acquire banks located outside of their home state and requires any bank holding company electing to be treated as a financial holding company to be “well capitalized” and “well managed;”

•	directs the Federal Reserve to establish interchange fees for debit cards under a “reasonable and proportional cost” per transaction standard;

•	increases regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration;

•	restricts the preemption of select state laws by federal banking law applicable to national banks and removes federal preemption for subsidiaries and affiliates of national banks;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions; and

•	increase the authority of the Federal Reserve to examine us and any nonbank subsidiaries.

In addition, the Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect publicly-traded companies. However, under the JOBS Act there are certain exceptions to these requirements for so long as a publicly-traded qualifies as an emerging growth company.

The requirements of the Dodd-Frank Act are still in the process of being implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. Further, the Trump administration issued an executive order on February 3, 2017, outlining a number of “Core Principles” of regulation of the industry and directing the Secretary of the Treasury to submit a report by June 3, 2017, identifying any laws, rules or regulations (including those promulgated under the auspices of the Dodd-Frank Act) that are determined to be inconsistent with those principles. Changes resulting from further implementation of, changes to, or repeal of the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition.

Revised Rules on Regulatory Capital.  Regulatory capital rules pursuant to the Basel III requirements, released in July 2013 and effective January 1, 2015, implement higher minimum capital requirements for bank holding companies and banks. These rules include a new common equity Tier 1, or CET1, capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are designed to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to cope with adverse economic conditions. The revised capital rules require banks and bank holding companies to maintain a minimum CET1 capital ratio of 4.5% of risk-based assets, a total Tier 1 capital ratio of 6.0% of risk-based assets, a total capital ratio of 8.0% of risk-based assets and a leverage ratio of 4.0% of average assets.

The capital rules also require banks to maintain a CET1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8.0%, a total capital ratio of 10.0% and a leverage ratio of 5.0% to be deemed “well capitalized” for purposes of certain rules and prompt corrective action requirements. The risk-based ratios include a “capital conservation buffer” of 2.5% above its minimum risk-based capital requirements that must be composed of common equity Tier 1 capital. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to risk-weighted assets. The capital conservation buffer began phasing in in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. Although these new capital ratios do not become fully phased in until 2019, the banking regulators will generally expect bank holding companies and banks to meet these requirements well ahead of that date. An institution would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffered ratio.

The new capital rules also attempt to improve the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of certain instruments, such as trust preferred securities (other than grandfathered trust preferred securities such as those issued by the Company), in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from CET1 capital.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well-capitalized standards and future regulatory change could impose higher capital standards as a routine matter. The Company’s regulatory capital ratios and those of the Bank are in excess of the levels established for “well-capitalized” institutions under the rules.

These rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk based ratios. Under the new rules, higher or more sensitive risk weights have been assigned to various categories of assets, including, certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on non-accrual status, foreign exposures and certain corporate exposures. In addition, these rules include greater recognition of collateral and guarantees, and revised capital treatment for derivatives and repo-style transactions.

Imposition of Liability for Undercapitalized Subsidiaries.  Bank regulators are required to take prompt corrective action to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes undercapitalized, it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5.0% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized. The bank regulators have greater power in situations where an institution becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies.  The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it acquires all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank or bank holding company if after such acquisition it would own or control, directly or indirectly, more than 5.0% of the voting shares of such bank or bank holding company. In approving bank or bank holding company acquisitions by bank holding companies, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the CRA), the effectiveness of the applicant in combating money laundering activities and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Our ability to make future acquisitions will depend on our ability to obtain approval for such acquisitions from the Federal Reserve. The Federal Reserve could deny our application based on the above criteria or other considerations. For example, we could be required to sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of a proposed acquisition.

Control Acquisitions.  Federal and state laws, including the BHCA and the CBCA, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. Whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25.0% or more of any class of voting securities. Subject to rebuttal, an investor is presumed to control a depository institution or other company if the investor owns or controls 10.0% or more of any class of voting securities and either the depository institution or company is a public company or no other person will hold a greater percentage of that class of voting securities after the acquisition. If an investor’s ownership of our voting securities were to exceed certain thresholds, the investor could be deemed to “control” us for regulatory purposes, which could subject such investor to regulatory filings or other regulatory consequences. The requirements of the BHCA and the CBCA could limit our access to capital and could limit parties who could acquire shares of our common stock.

Regulatory Restrictions on Dividends; Source of Strength.  We are regarded as a legal entity separate and distinct from Guaranty Bank & Trust. The principal source of our revenues is dividends received from Guaranty Bank & Trust. Federal law currently imposes limitations upon certain capital distributions by national banks, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The Federal Reserve and OCC regulate all capital distributions by the Bank directly or indirectly to the Company, including dividend payments. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless (1) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends, (2) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries and (3) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, we should not pay cash dividends that exceed our net income in any year or that can only be funded in ways that weaken our financial strength, including by borrowing money to pay dividends.

Under Federal Reserve policy, bank holding companies have historically been required to act as a source of financial and managerial strength to each of their banking subsidiaries, and the Dodd–Frank Act codified this policy as a statutory requirement. Under this requirement, we are expected to commit resources to support Guaranty Bank & Trust, including at times when we may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary. If the capital of Guaranty Bank & Trust were to become impaired, the Federal Reserve could assess us for the deficiency. If we failed to pay the assessment within three months, the Federal Reserve could order the sale of our stock in Guaranty Bank & Trust to cover the deficiency.

In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and will be required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Scope of Permissible Activities.  Under the BHC Act, we are prohibited from acquiring a direct or indirect interest in or control of more than 5.0% of the voting shares of any company that is not a bank or financial holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiary banks, except that we may engage in, directly or indirectly, and may own shares of companies engaged in certain activities found by the Federal Reserve to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. These activities include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage and investment advisory services. In approving acquisitions or the addition of activities, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

Notwithstanding the foregoing, the Gramm-Leach-Bliley Act, also known as the Financial Services Modernization Act of 1999, effective March 11, 2000, or the GLB Act, amended the BHC Act and eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers. The GLB Act permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The GLB Act defines “financial in nature” to include, among other things, securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. We currently have no plans to make a financial holding company election, although we may make a financial holding company election in the future if we engage in any lines of business that are impermissible for bank holding companies but permissible for financial holding companies.

Safe and Sound Banking Practices.  Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve’s Regulation Y, for example, generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10.0% or more of the bank holding company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices, result in breaches of fiduciary duty or which constitute violations of laws or regulations, and can assess civil money penalties or impose enforcement action for such activities. The penalties can be as high as $1,000,000 for each day the activity continues.

Anti-tying Restrictions.  Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a bank holding company or its affiliates.

Guaranty Bank & Trust, N.A.

The Bank is subject to various requirements and restrictions under the laws of the United States, and to regulation, supervision and examination by the OCC. The Bank is also an insured depository institution and, therefore, subject to regulation by the FDIC, although the OCC is the Bank’s primary federal regulator. The OCC and the FDIC have the power to enforce compliance with applicable banking statutes and regulations. Such requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the Bank.

Capital Adequacy Requirements.  The OCC monitors the capital adequacy of the Bank by using a combination of risk-based guidelines and leverage ratios. The OCC considers the Bank’s capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of the Bank and the banking system. Under the revised capital rules which became effective on January 1, 2015, national banks are required to maintain four minimum capital standards: (1) a Tier 1 capital to adjusted total assets ratio, or “leverage capital ratio,” of at least 4.0%, (2) a Tier 1 capital to risk-weighted assets ratio, or “Tier 1 risk-based capital ratio,” of at least 6.0%, (3) a total risk-based capital (Tier 1 plus Tier 2) to risk-weighted assets ratio, or “total risk-based capital ratio,” of at least 8.0%, and (4) a CET1 capital ratio of 4.5%. In addition, the OCC’s prompt corrective action standards discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. These capital requirements are minimum requirements. Higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual institutions, or if required by the banking regulators due to the economic conditions impacting our market. For example, OCC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Corrective Measures for Capital Deficiencies.  The federal banking regulators are required by the Federal Deposit Insurance Act, or FDI Act, to take “prompt corrective action” with respect to capital-deficient institutions that are FDIC-insured. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” Under the revised capital rules, which became effective on January 1, 2015, a “well capitalized” bank has a total risk-based capital ratio of 10.0% or higher, a Tier 1 risk-based capital ratio of 8.0% or higher, a leverage ratio of 5.0% or higher, a CETI capital ratio of 6.5% or higher, and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher, a Tier 1 risk-based capital ratio of 6.0% or higher, a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth), a CETI capital ratio of 4.5% or higher, and does not meet the criteria for a well-capitalized bank. A bank is “undercapitalized” if it fails to meet any one of the ratios required to be adequately capitalized.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As a national bank’s capital decreases, the OCC’s enforcement powers become more severe. A significantly undercapitalized national bank is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The OCC has very limited discretion in dealing with a critically undercapitalized national bank and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Branching.  National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under the Dodd-Frank Act, de novo interstate branching by national banks is permitted if, under the laws of the state where the branch is to be located, a state bank chartered in that state would have been permitted to establish a branch. Under current Texas law, banks are permitted to establish branch offices throughout Texas with prior regulatory approval. In addition, with prior regulatory approval, banks are permitted to acquire branches of existing banks located in Texas. Banks located in Texas may also branch across state lines by merging with banks or by purchasing a branch of another bank in other states if allowed by the applicable states’ laws.

Restrictions on Transactions with Affiliates and Insiders.  Transactions between the Bank and its nonbanking subsidiaries and/or affiliates, including us, are subject to Section 23A and 23B of the Federal Reserve Act and Regulation W. In general, Section 23A of the Federal Reserve Act imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company or its subsidiaries. Covered transactions with any single affiliate may not exceed 10.0% of the capital stock and surplus of the Bank, and covered transactions with all affiliates may not exceed, in the aggregate, 20.0% of the Bank’s capital and surplus. For a bank, capital stock and surplus refers to the bank’s Tier 1 and Tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from Tier 2 capital. The Bank’s transactions with all of its affiliates in the aggregate are limited to 20.0% of the foregoing capital. “Covered transactions” are defined by statute to include a loan or extension of credit to an affiliate, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, in connection with covered transactions that are extensions of credit, the Bank may be required to hold collateral to provide added security to the Bank, and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreement and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in Section 22(h) of the Federal Reserve Act and in Regulation O promulgated by the Federal Reserve apply to all insured institutions and their subsidiaries and bank holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Generally, the aggregate of these loans cannot exceed the institution’s total unimpaired capital and surplus, although a bank’s regulators may determine that a lesser amount is appropriate. Loans to senior executive officers of a bank are even further restricted. Insiders are subject to enforcement actions for accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Bank Dividends and Assets.  Dividends paid by the Bank have provided a substantial part of our operating funds and for the foreseeable future it is anticipated that dividends paid by the Bank to us will continue to be our principal source of operating funds. Earnings and capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. In general terms, federal law provides that the Bank’s board of directors may, from time to time and as it deems expedient, declare a dividend out of its net profits. Generally, the total of all dividends declared in a year shall not, unless approved by the OCC, exceed the net profits of that year combined with its net profits of the past two years. At December 31, 2016, the Bank had $11.0 million available for payment of dividends.

In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, the Bank may not pay any dividend if it is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The OCC may further restrict the payment of dividends by requiring that the Bank maintain a higher level of capital than otherwise required for it to be adequately capitalized for regulatory purposes. Moreover, if, in the opinion of the OCC, the Bank is engaged in an unsound practice (which could include the payment of dividends), it may require, generally after notice and hearing, that the Bank cease such practice. The OCC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. The OCC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Further, in the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

Incentive Compensation Guidance.  The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, a provision of the Basel III capital standards described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. A number of federal regulatory agencies proposed rules that would require enhanced disclosure of incentive-based compensation arrangements initially in April 2011, and again in April and May 2016, but the rules have not been finalized and would mostly apply to banking organizations with over $50 billion in total assets. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

Audit Reports.  For insured institutions with total assets of $1.0 billion or more, financial statements prepared in accordance with GAAP, management’s certifications signed by our and the Bank’s chief executive officer and chief accounting or financial officer concerning management’s responsibility for the financial statements, and an attestation by the auditors regarding the Bank’s internal controls must be submitted. For institutions with total assets of more than $3.0 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that the Bank have an independent audit committee, consisting of outside directors only, or that we have an audit committee that is entirely independent. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers. The Bank’s audit committee consists entirely of independent directors.

Deposit Insurance Assessments.  The FDIC insures the deposits of federally insured banks up to prescribed statutory limits for each depositor through the Deposit Insurance Fund and safeguards the safety and soundness of the banking and thrift industries. The maximum amount of deposit insurance for banks and savings institutions is $250,000 per depositor. The amount of FDIC assessments paid by each insured depository institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors and is calculated based on an institution’s average consolidated total assets minus average tangible equity.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. At least semi-annually, the FDIC will update its loss and income projections for the Deposit Insurance Fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, the Bank may be required to pay higher FDIC insurance premiums. Any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, or FICO, an agency of the federal government established to recapitalize the predecessor to the Deposit Insurance Fund. These assessments, which are included in Deposit Insurance Premiums on the Consolidated Statements of Income, will continue until the FICO bonds mature between 2017 and 2019.

Financial Modernization.  Under the GLB Act, banks may establish financial subsidiaries and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a CRA rating from its primary federal regulator of satisfactory or better. Subsidiary banks of financial holding companies or banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the “financial in nature” subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better. Neither we nor the Bank maintains a financial subsidiary.

Brokered Deposit Restrictions.  Insured depository institutions that are categorized as adequately capitalized institutions under the FDI Act and corresponding federal regulations cannot accept, renew or roll over brokered deposits, without receiving a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on any deposits. Insured depository institutions that are categorized as undercapitalized capitalized institutions under the FDI Act and corresponding federal regulations may not accept, renew, or roll over brokered deposits. The Bank is not currently subject to such restrictions.

Concentrated Commercial Real Estate Lending Regulations.  The federal banking regulatory agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (1) total reported loans for acquisition, construction, land development, and other land represent 100.0% or more of total capital or (2) total reported loans secured by multifamily and nonfarm residential properties and loans for acquisition, construction, land development, and other land represent 300.0% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address, among other things, Board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. We are currently operating with real estate loan portfolios within such percentage levels.

Community Reinvestment Act.  The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their entire assessment area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its assessment area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank’s performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. The Bank received a “satisfactory” rating in its most recent CRA examination.

Consumer Laws and Regulations.  The Bank is subject to numerous laws and regulations intended to protect consumers in transactions with the Bank. These laws include, among others, laws regarding unfair, deceptive and abusive acts and practices, usury laws, and other federal consumer protection statutes. These federal laws include the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Real Estate Procedures Act of 1974, the S.A.F.E. Mortgage Licensing Act of 2008, the Truth in Lending Act and the Truth in Savings Act, among others. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission and registration rights, action by state and local attorneys general and civil or criminal liability.

In addition, the Dodd-Frank Act created the CFPB. The CFPB has broad authority to regulate the offering and provision of consumer financial products. The CFPB officially came into being on July 21, 2011, and rulemaking authority for a range of consumer financial protection laws (such as the Truth in Lending Act, the Electronic Funds Transfer Act and the Real Estate Settlement Procedures Act, among others) transferred from the Federal Reserve and other federal regulators to the CFPB on that date. The Dodd-Frank Act gives the CFPB authority to supervise and examine depository institutions with more than $10.0 billion in assets for compliance with these federal consumer laws. The authority to supervise and examine depository institutions with $10.0 billion or less in assets for compliance with federal consumer laws remains largely with those institutions’ primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulators. Accordingly, the CFPB may participate in examinations of the Bank, which currently has assets of less than $10.0 billion, and could supervise and examine our other direct or indirect subsidiaries that offer consumer financial products or services. The CFPB also has supervisory and examination authority over certain nonbank institutions that offer consumer financial products. The Dodd-Frank Act identifies a number of covered nonbank institutions, and also authorizes the CFPB to identify additional institutions that will be subject to its jurisdiction. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

Mortgage Lending Rules.  The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure but provides a full or partial safe harbor from such defenses for loans that are “qualified mortgages.” On January 10, 2013, the CFPB published final rules to, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for income verification, and the required methods of calculating the loan’s monthly payments. Since then the CFPB made certain modifications to these rules. The rules extend the requirement that creditors verify and document a borrower’s income and assets to include all information that creditors rely on in determining repayment ability. The rules also provide further examples of third-party documents that may be relied on for such verification, such as government records and check-cashing or funds-transfer service receipts. The new rules became effective on January 10, 2014. The rules also define “qualified mortgages,” imposing both underwriting standards – for example, a borrower’s debt-to-income ratio may not exceed 43.0% – and limits on the terms of their loans. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made in the course of closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages.

Anti-Money Laundering and OFAC.  Under federal law, including the Bank Secrecy Act, or BSA, and the USA PATRIOT Act of 2001, certain financial institutions, such as the Bank, must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated BSA officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification especially in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. The Financial Crimes Enforcement Network (FinCEN) issued final rules under the BSA in July 2016 that clarify and strengthen the due diligence requirements for banks with regard to their customers, which must be complied with no later than May 2018.

The Office of Foreign Assets Control, or OFAC, administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities.

Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for bank mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.

Privacy.  The federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services. In addition to applicable federal privacy regulations, the Bank is subject to certain state privacy laws.

Federal Home Loan Bank System.  The FHLB system, of which the Bank is a member, consists of 12 regional FHLBs governed and regulated by the Federal Housing Finance Board, or FHFB. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions. The reserves are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. The FHLBs make loans (i.e., advances) to members in accordance with policies and procedures established by the FHLB and the Boards of directors of each regional FHLB.

As a system member, according to currently existing policies and procedures, the Bank is entitled to borrow from the Dallas FHLB provided it posts acceptable collateral. The Bank is also required to own a certain amount of capital stock in the FHLB. The Bank is in compliance with the stock ownership rules with respect to such advances, commitments and letters of credit and collateral requirements with respect to home mortgage loans and similar obligations. All loans, advances and other extensions of credit made by the FHLB to the Bank are secured by a portion of the respective mortgage loan portfolio, certain other investments and the capital stock of the FHLB held by the Bank.

Enforcement Powers.  The federal banking agencies, including our primary federal regulator, the OCC, have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements, breaches of fiduciary duty or the maintenance of unsafe and unsound conditions or practices could subject the Company or the Bank and their subsidiaries, as well as their respective officers, directors, and other institution-affiliated parties, to administrative sanctions and potentially substantial civil money penalties. For example, the regulatory authorities may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and certain borrowings by banks and their affiliates and assets of foreign branches. These policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on deposits. We cannot predict the nature of future fiscal and monetary policies or the effect of these policies on our operations and activities, financial condition, results of operations, growth plans or future prospects.

Impact of Current Laws and Regulations

The cumulative effect of these laws and regulations, while providing certain benefits, adds significantly to the cost of our operations and thus have a negative impact on our profitability. There has also been a notable expansion in recent years of financial service providers that are not subject to the examination, oversight, and other rules and regulations to which we are subject. Those providers, because they are not so highly regulated, may have a competitive advantage over us and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Future Legislation and Regulatory Reform

In light of current conditions and the market outlook for continuing weak economic conditions, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation, regulation and policies, and the effects of that legislation and regulation and those policies, may have a significant influence on our operations and activities, financial condition, results of operations, growth plans or future prospects and the overall growth and distribution of loans, investments and deposits. Such legislation, regulation and policies have had a significant effect on the operations and activities, financial condition, results of operations, growth plans and future prospects of commercial banks in the past and are expected to continue to do so.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that purchases our common stock pursuant to this offering and holds such common stock as a capital asset (generally, property held for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. We have not sought any ruling from the United States Internal Revenue Service with respect to the statements made and conclusions reached in the following discussion, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, pension plans, retirement plans, partnerships, or other entities classified as partnerships, dealers in securities, brokers, U.S. expatriates or former long-term residents of the U.S., hybrid entities, persons subject to the alternative minimum tax, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, persons who have elected to mark securities to market, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this discussion does not address any other U.S. federal tax consequences (such as the Medicare contribution tax or U.S. federal estate or gift tax) or any aspects of state, local, or foreign tax laws.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership that holds our common stock and any partner who owns an interest in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in our common stock.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is neither a partnership (including any entity or arrangement treated as a partnership for such purposes) nor:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Dividends and Distributions

In the event that we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will first constitute a nontaxable return of capital, on a share-by-share basis, and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Sale, Exchange or Other Taxable Disposition.”

Subject to the discussions below under the headings, “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” distributions that constitute dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. withholding tax either at a rate of 30.0% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and the non-U.S. holder’s country or residence. In order to receive a reduced treaty withholding rate, you must provide us with an IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements, including providing us with a U.S. taxpayer identification number, and certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment or a fixed base maintained by you in the United States), are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30.0% or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5.0% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30.0% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30.0% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid backup withholding tax. The certification procedures required to claim a reduced rate of withholding under an applicable income tax treaty generally should satisfy the certification requirements necessary to avoid backup withholding tax as well. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person. Even if a non-U.S. holder establishes an exemption from information reporting, we or our paying agent may still be required to report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and other specified non-U.S. entities unless certain due diligence, reporting, withholding and certification requirements are satisfied.

The U.S. Treasury Department and the Internal Revenue Service have issued final regulations under FATCA. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and the gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless:

•	the foreign entity is a “foreign financial institution” that undertakes specified due diligence, reporting, withholding and certification obligations or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement;

•	the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors; or

•	the foreign entity otherwise is exempted under FATCA.

An intergovernmental agreement between the United States and an applicable non-U.S. government may modify these rules. Withholding is required with respect to dividends on our common stock and for dispositions that occur on or after January 1, 2019, with respect to gross proceeds from a sale or other disposition of our common stock.

If withholding is imposed under FATCA on a payment related to our common stock, a beneficial owner that is not a foreign financial institution and that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally may obtain a refund from the Internal Revenue Service by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which we and Sandler O’Neill + Partners, L.P., as representative of the underwriters named below, will enter into an underwriting agreement with respect to the shares of our common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below have agreed, severally and not jointly, to purchase the respective number of shares of our common stock set forth opposite their respective names below:

Name	Numbers of Shares
Sandler O’Neill + Partners, L.P.	[ ]
Stephens Inc.	[ ]
Total	[ ]

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including, among others:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in their determination in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all of the shares of our common stock offered by this prospectus, if any such shares are purchased. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until that option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

Discounts, Commissions and Expenses

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $[        ] per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $[        ] per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase an additional [        ] shares:

	Per Share			No Exercise			Full Exercise
Initial public offering price	$	[	]	$	[	]	$	[	]
Underwriting discounts and commissions to be paid by us		[	]		[	]		[	]
Proceeds to us, before expenses	$	[	]	$	[	]	$	[	]

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, including marketing, syndication and travel expenses, and will pay the fees and expenses of the underwriters in connection with the directed share program and the reasonable fees and disbursements of counsel for the underwriters in connection with this offering and the directed share program, in each case regardless of whether this offering is consummated. These reimbursements and payments will not exceed $[        ]. In addition to these amounts and the underwriting discount, we estimate the expenses of this offering to be approximately $[        ] and are payable by us.

Over-Allotment Option

We have granted the underwriters an option to purchase up to [        ] additional shares of our common stock, on the same terms set forth above, to cover any over-allotments. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected next to their name in the table above. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment purchase option is exercised.

Indemnification and Contribution

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreements

We, our directors and executive officers, directors and executive officers of the Bank, directed share participants and certain other current shareholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions,

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the representative may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements. In addition, the restrictions described above will not apply to certain transfers of the locked-up shares, so long as the transferee agrees, among other things, to be bound by the terms of the lock-up agreement. Such transfers permitted under the lock-up agreement include, but are not limited to transfers of shares of our common stock:

•	as a bona fide gift or gifts or by will or intestate succession;

•	to any trust or family limited partnership for the benefit of the transferor or his or her immediate family;

•	to any wholly owned subsidiary or any shareholders, partners or members of the transferor;

•	to charitable organizations, family foundations or donor advised funds that do not involve a disposition for value; and

•	to affiliates of the transferor;

•	to any investment manager or advisor that has investment discretionary authority with respect to the transferor’s investments; and

•	to any entity with which the transferor shares in common an investment manager or advisor that has investment discretionary authority with respect to the transferor’s and the entity’s investments.

The lock-up restrictions also do not apply to transfers of shares of our common stock:

•	to the Company to satisfy any tax withholding obligations upon the exercise or vesting of equity awards;

•	pledged in a bona fide transaction outstanding as of the date of the lock-up agreement;

•	acquired in open market transactions following the completion of this offering so long as no report, filing or public disclosure regarding the transfer or the resulting reduction in beneficial ownership of our common stock is required to be or is voluntarily made by any party to such transaction pursuant to the Exchange Act.

These restrictions will apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Since 2005, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of this offering.

Directed Share Program

At our request, the underwriters have reserved up to [        ] shares of our common stock offered by this prospectus, for sale, at the initial public offering price, to our directors, executive officers, employees and certain other persons who have expressed an interest in purchasing our common stock in this offering. Our directed share program will be administered by Stephens Inc., who also serves as an underwriter in connection with this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any shares sold in the directed share program will be subject to the 180-day lock-up agreements described above.

Stabilization

In connection with this offering, the underwriters may, but are not obligated to, engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or mitigating a decline in the market price of the common stock while this offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the purchase option. In a naked short position, the number of shares involved is greater than the number of shares in the purchase option. The underwriters may close out any short position by exercising their purchase option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through exercise of the purchase option. If the underwriters sell more shares than could be covered by exercise of the purchase option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, information on such websites and any information contained in any other website maintained by the underwriters or any of their affiliates is not part of this prospectus or registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacities as underwriters and should not be relied on by investors.

Our Relationship with the Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenimore, Kay, Harrison & Ford, LLP, Austin, Texas. Certain matters will be passed upon for the underwriters by Hunton  & Williams LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of Guaranty Bancshares, Inc. and its subsidiaries as of and for the years ended December 31, 2016 and 2015, have been included herein in reliance upon the report of Whitley Penn LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s internet website at www.sec.gov.

Upon closing of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.

We also maintain an internet website at www.gnty.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Guaranty Bancshares, Inc. and its Subsidiaries as of and for the Years Ended December 31, 2016 and 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Guaranty Bancshares, Inc. (the “Company”), as of December 31, 2016 and 2015, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2016. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP

Dallas, Texas

March 1, 2017

GUARANTY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2016 and 2015

(Dollars in thousands, except share amounts)

	2016	2015	(Unaudited) Pro Forma 2016
ASSETS
Cash and due from banks	$39,605	$36,024	$39,605
Federal funds sold	60,600	49,900	60,600
Interest-bearing deposits	27,338	25,455	27,338

Total cash and cash equivalents	127,543	111,379	127,543
Securities available for sale	156,925	272,944	156,925
Securities held to maturity	189,371	125,031	189,371
Loans held for sale	2,563	3,867	2,563
Loans, net	1,233,651	1,059,404	1,233,651
Accrued interest receivable	7,419	5,931	7,419
Premises and equipment, net	44,810	44,333	44,810
Other real estate owned	1,692	1,693	1,692
Cash surrender value of life insurance	17,804	16,783	17,804
Deferred tax asset	4,892	3,505	4,892
Core deposit intangible, net	3,308	3,846	3,308
Goodwill	18,742	18,601	18,742
Other assets	19,616	15,323	19,616

	$1,828,336	$1,682,640	$1,828,336

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$358,752	$325,556	$358,752
Interest-bearing	1,218,039	1,140,641	1,218,039

Total deposits	1,576,791	1,466,197	1,576,791
Securities sold under agreements to repurchase	10,859	12,963	10,859
Accrued interest and other liabilities	6,006	5,092	6,006
Other debt	18,286	18,000	18,286
Federal Home Loan Bank advances	55,170	21,342	55,170
Subordinated debentures	19,310	21,310	19,310

Total liabilities	1,686,422	1,544,904	1,686,422
Commitments and contingent liabilities KSOP-owned shares	31,661	35,384	-
Shareholders’ equity
Preferred stock, $5.00 par value, 15,000,000 shares authorized, no shares issued	-	-	-
Common stock, $1.00 par value, 50,000,000 shares authorized, 9,616,275 issued, 8,751,923 and 8,901,443 shares outstanding, respectively	9,616	9,616	9,616
Additional paid-in capital	101,736	101,525	101,736
Retained earnings	57,160	49,654	57,160
Treasury stock, 864,352 and 714,832 shares at cost	(20,111)	(16,486)	(20,111)
Accumulated other comprehensive loss	(6,487)	(6,573)	(6,487)

	141,914	137,736	141,914
Less KSOP-owned shares	31,661	35,384	-

Total shareholders’ equity	110,253	102,352	141,914

	$1,828,336	$1,682,640	$1,828,336

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years ended December 31, 2016 and 2015

(Dollars in thousands, except per share data)

	2016	2015
Interest income
Loans, including fees	$55,565	$47,845
Securities
Taxable	5,170	6,317
Nontaxable	3,231	1,529
Federal funds sold and interest-bearing deposits	742	391

Total interest income	64,708	56,082

Interest expense
Deposits	9,050	6,524
FHLB advances and federal funds purchased	350	699
Subordinated debentures	882	603
Other borrowed money	586	497

Total interest expense	10,868	8,323

Net interest income	53,840	47,759
Provision for loan losses	3,640	2,175

Net interest income after provision for loan losses	50,200	45,584

Noninterest income
Service charges	3,530	3,493
Net realized gain (loss) on securities transactions	82	77
Net realized gain on sale of loans	1,718	1,053
Other operating income	7,686	6,860

Total noninterest income	13,016	11,483

Noninterest expense
Employee compensation and benefits	25,611	22,469
Occupancy expenses	6,870	6,468
Other operating expenses	13,899	13,657

Total noninterest expense	46,380	42,594

Income before income taxes	16,836	14,473
Income tax provision	4,715	4,362

Net earnings	$12,121	$10,111

Basic earnings per share	$1.35	$1.15

Diluted earnings per share	$1.35	$1.15

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years ended December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015
Net earnings	$12,121	$10,111

Other comprehensive income (loss):
Unrealized (losses) gains on securities
Unrealized holding (losses) gains arising during the period	(83)	(1,152)
Amortization of net unrealized gains on held to maturity securities	113	92
Reclassification adjustment for net (gains) losses included in net earnings	(82)	(77)
Tax effect	58	430

	6	(707)
Unrealized holding gains (losses) arising during the period on interest rate swaps	80	(42)

Total other comprehensive income (loss)	86	(749)

Comprehensive income	$12,207	$9,362

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years ended December 31, 2016 and 2015

(Dollars in thousands, except per share amounts)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Less: KSOP- Owned Shares	Total Shareholders’ Equity
Balance at January 1, 2015	$-	$8,097	$67,865	$44,069	$(1,918)	$(5,824)	$(36,300)	$75,989
Net earnings	-	-	-	10,111	-	-	-	10,111
Other comprehensive loss	-	-	-	-	-	(749)	-	(749)
Purchase of treasury stock	-	-	-	-	(14,568)	-	-	(14,568)
Issuance of common stock	-	1,519	33,423	-	-	-	(597)	34,345
Stock based compensation	-	-	237	-	-	-	-	237
Net change in fair value of KSOP shares	-	-	-	-	-	-	1,513	1,513
Dividends:
Common - $0.50 per share	-	-	-	(4,526)	-	-	-	(4,526)

Balance at December 31, 2015	-	9,616	101,525	49,654	(16,486)	(6,573)	(35,384)	102,352
Net earnings	-	-	-	12,121	-	-	-	12,121
Other comprehensive income	-	-	-	-	-	86	-	86
Exercise of stock options	-	-	-	-	36	-	-	36
Purchase of treasury stock	-	-	-	-	(12,218)	-	(3,000)	(15,218)
Sale of treasury stock	-	-	-	-	8,557	-	8,261	16,818
Stock based compensation	-	-	211	-	-	-	-	211
Net change in fair value of KSOP shares	-	-	-	-	-	-	(1,538)	(1,538)
Dividends:
Common - $0.52 per share	-	-	-	(4,615)	-	-	-	(4,615)

Balance at December 31, 2016	$-	$9,616	$101,736	$57,160	$(20,111)	$(6,487)	$(31,661)	$110,253

See accompanying notes to consolidated financial statements

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015
Cash flows from operating activities
Net earnings	$12,121	$10,111
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation	3,183	2,958
Amortization	980	951
Deferred taxes	(1,330)	9
Premium amortization, net of discount accretion	4,974	4,196
Net realized (gain) loss on securities transactions	(82)	(77)
Gain on loans held for sale	(1,718)	(1,053)
Provision for loan losses	3,640	2,175
Origination of loans held for sale	(62,620)	(59,217)
Proceeds from loans held for sale	65,642	60,318
Write-down of other real estate and repossessed assets	122	172
Net loss on sale of premises, equipment, other real estate owned and other assets	108	132
Stock based compensation	211	237
Net change in accrued interest receivable and other assets	(3,786)	(3,781)
Net change in accrued interest payable and other liabilities	964	(8,917)

Net cash provided by operating activities	22,409	8,214

Cash flows from investing activities
Securities available for sale:
Purchases	(250,485)	(414,191)
Proceeds from sales	103,942	140,668
Proceeds from maturities and principal repayments	259,719	246,113
Securities held to maturity:
Purchases	(86,642)	(9,088)
Proceeds from sales	1,866	-
Proceeds from maturities and principal repayments	18,336	13,835
Acquisition of Denton branch, net of cash paid	2,399	-
Acquisition of DCB Financial Corporation, net of cash paid	-	(2,308)
Acquisition of Texas Leadership Bank of Royce City, net of cash paid	-	354
Net purchases of premises and equipment	(1,599)	(4,013)
Net proceeds from sale of premises, equipment, other real estate owned and other assets	2,609	1,290
Net increase in loans	(184,126)	(120,155)

Net cash used in investing activities	(133,981)	(147,495)

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015
Cash flows from financing activities
Net change in deposits	105,966	229,458
Net change in securities sold under agreements to repurchase	(2,104)	3,565
Proceeds from FHLB advances	120,178	-
Repayment of FHLB advances	(86,350)	(90,197)
Proceeds from other debt	19,000	18,000
Repayment of other debt	(18,714)	(11,000)
Issuance of debentures	-	9,000
Repayments of debentures	(2,000)	(2,000)
Purchase of treasury stock	(12,218)	(14,568)
Sale of treasury stock	8,557	-
Exercise of stock options	36	-
Sale of common stock	-	7,266
Cash dividends	(4,615)	(4,526)

Net cash provided by financing activities	127,736	144,998

Net change in cash and cash equivalents	16,164	5,717
Cash and cash equivalents at beginning of year	111,379	105,662

Cash and cash equivalents at end of year	$127,543	$111,379

Supplemental disclosures of cash flow information
Interest paid	$10,966	$7,929
Income taxes paid	5,810	3,350

Supplemental schedule of noncash investing and financing activities
Transfer loans to other real estate owned and repossessed assets	$6,241	$808
Common stock issued in acquisitions	-	27,676
Transfer of KSOP shares	(8,261)	-
Net change in fair value of KSOP shares	1,538	(1,513)

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the consolidated financial statements. The policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Principles of Consolidation: The consolidated financial statements include the accounts of Guaranty Bancshares, Inc. and its wholly-owned subsidiary Guaranty Bank & Trust, N.A., (“Bank”). All entities combined are collectively referred to as the “Company”. All significant intercompany balances and transactions have been eliminated in consolidation.

Non-Bank Investments: Guaranty Bank & Trust has five wholly-owned non-bank subsidiaries, Guaranty Company, GB Com, Inc., 2800 South Texas Avenue LLC, Pin Oak Realty Holdings, Inc. and Pin Oak Energy, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Financial Information: The accompanying pro forma consolidated balance sheet reflects the assumed termination of the put right associated with shares of common stock distributed from the Company’s employee stock ownership plan, which would occur if the Company decides to file an initial public offering and list its common stock on a national securities exchange. The unaudited pro forma balance sheet does not give effect to the Company’s issuance and sale of common stock if the Company were to decide to complete an initial public offering.

Nature of Operations: The Company operates several banking locations in Texas. The Company’s main sources of income are derived from granting loans, primarily in East Texas, Bryan/College Station and the Dallas/Fort Worth metroplex and investing in securities issued by the U.S. Treasury, U.S. government agencies and state and political subdivisions. A variety of financial products and services are provided to individual and corporate customers. The primary deposit products are checking accounts, money market accounts and certificates of deposit. The primary lending products are real estate, commercial and consumer loans. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ abilities to honor contracts is dependent on the economy of East Texas, Bryan/College Station and the Dallas/Fort Worth metroplex.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Actual future results could differ.

Cash and Cash Equivalents: Cash and cash equivalents include cash, due from banks, interest-bearing deposits with other banks that have initial maturities less than 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, and short-term borrowings with initial maturities less than 90 days.

Marketable Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Management determines the

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

appropriate classification of securities at the time of purchase. Interest income includes amortization and accretion of purchase premiums and discounts. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Non-marketable Securities: Other securities, such as stock in the Independent Bankers Financial Corporation, the Federal Reserve Bank, and the Federal Home Loan Bank are accounted for on the cost basis and are carried in other assets. Stock in Valesco, Commerce Street Capital, L.P., Independent Bankers Capital Fund II, L.P. and Independent Bankers Capital Fund III, L.P., are accounted for on the cost basis in other assets.

Loans Held for Sale: Certain residential mortgage loans are originated for sale in the secondary mortgage loan market. These loans are carried at the lower of cost or estimated fair market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. To mitigate the interest rate risk, fixed commitments may be obtained at the time loans are originated or identified for sale. All sales are made without recourse. Gains or losses on sales of mortgage loans are recognized at settlement dates based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income was reported on the level-yield interest method and included amortization of net deferred loan fees and costs over the loan term.

Nonaccrual Loans: Loans are placed on nonaccrual status at ninety days past due or as determined by management, and interest is considered a loss. The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Certain Acquired Loans: During 2015, the Company acquired a group of loans through the acquisition of DCB Financial Corporation (“DCB”), the holding company for Preston State Bank, Dallas, and Texas Leadership

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank (“TLB”) as described in Note 2. During 2016, the Company acquired overdrafts and recorded as loans through the acquisition of Denton as described in Note 2. Acquired loans are recorded at their estimated fair value at the acquisition date, and are initially classified as either purchased credit impaired (“PCI”) loans (i.e. loans that reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments) or purchased non-impaired loans (“acquired performing loans”).

Acquired performing loans are accounted for under Financial Accounting Standards Board’s Accounting Standards Codification (ASC) 310-20, “Nonrefundable Fees and Other Costs”. Performance of certain loans may be monitored and based on management’s assessment of the cash flows and other facts available, portions of the accretable difference may be delayed or suspended if management deems appropriate. The Company’s policy for determining when to discontinue accruing interest on acquired performing loans and the subsequent accounting for such loans is essentially the same as the policy for originated loans described above.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral. Large groups of homogeneous loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current qualitative factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company. This actual loss experience is supplemented with other qualitative factors based on the risks present for each portfolio segment. These qualitative factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; effects of changes in credit concentrations; changes in the quality of the Company’s loan review system; and changes in the values of underlying collateral.

An allowance for loan losses for acquired performing loans is calculated using a methodology similar to that described for originated loans. Acquired performing loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan is compared to the remaining fair value discount for that loan. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan.

Below is a summary of the segments of the Company’s loan portfolio:

Commercial and industrial:

This portfolio segment includes general secured and unsecured commercial loans which are not secured by real estate. Risks inherent in this portfolio segment include fluctuations in the local and national economy.

Construction and development:

This portfolio segment includes all loans for the purpose of construction, including both business and residential structures; and real estate development loans, including non agricultural vacant land. Risks inherent in this portfolio include fluctuations in property values and changes in the local and national economy.

Commercial real estate:

The commercial real estate portfolio segment includes all commercial loans that are secured by real estate, other than those included in the construction and development, farmland, multi-family, and 1-4 family residential segments. Risks inherent in this portfolio segment include fluctuations in property values and changes in the local and national economy impacting the sale of the finished structures.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Farmland:

The farmland portfolio includes loans that are secured by real estate that is used or usable for agricultural purposes, including land used for crops, livestock production, grazing & pasture land and timberland. This segment includes land with a 1-4 family residential structure if the value of the land exceeds the value of the residence. Risks inherent in this portfolio segment include adverse changes in climate, fluctuations in feed and cattle prices and changes in property values.

Consumer:

This portfolio segment consists of non-real estate loans to consumers. This includes secured and unsecured loans such as auto and personal loans. The risks inherent in this portfolio segment include those factors that would impact the consumer’s ability to meet their obligations under the loan. These include increases in the local unemployment rate and fluctuations in consumer and business sales.

1-4 family residential:

This portfolio segment includes loans to both commercial and consumer borrowers secured by real estate for housing units of up to four families. Risks inherent in this portfolio segment include increases in the local unemployment rate, changes in the local economy and factors that would impact the value of the underlying collateral, such as changes in property values.

Multi-family residential:

This portfolio segment includes loans secured by structures containing five or more residential housing units. Risks inherent in this portfolio segment include increases to the local unemployment rate, changes in the local economy, and factors that would impact property values.

Agricultural:

The agricultural portfolio segment includes loans to individuals and companies in the dairy and cattle industries and farmers. Loans in the segment are secured by collateral including cattle, crops and equipment. Risks inherent in this portfolio segment include adverse changes in climate and fluctuations in feed and cattle prices.

Credit Quality Indicators - The Company monitors the credit quality of the loans in the various segments by identifying and evaluating credit quality indicators specific to each segment class. This information is incorporated into management’s analysis of the adequacy of the allowance for loan losses. Information for the credit quality indicators is updated monthly or quarterly for classified assets and at least annually for the remainder of the portfolio.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following is a discussion of the primary credit quality indicators most closely monitored for the respective portfolio segment classes:

Commercial and industrial:	In assessing risk associated with commercial loans, management considers the business’s cash flow and the value of the underlying collateral to be the primary credit quality indicators.

Construction and development:

In assessing the credit quality of construction loans, management considers the ability of the borrower to finance principal and interest payments in the event that he is unable to sell the completed structure to be a primary credit quality indicator. For real estate development loans, management also considers the likelihood of the successful sale of the constructed properties in the development.

Commercial real estate:	Management considers the strength of the borrower’s cash flows, changes in property values and occupancy status to be key credit quality indicators of commercial real estate loans.

Farmland:	In assessing risk associated with farmland loans, management considers the borrower’s cash flows and underlying property values to be key credit quality indicators.

Consumer:

Management considers the debt to income ratio of the borrower, the borrower’s credit history, the availability of other credit to the borrower, the borrower’s past-due history, and, if applicable, the value of the underlying collateral to be primary credit quality indicators.

1-4 family residential:

Management considers changes in the local economy, changes in property values, and changes in local unemployment rates to be key credit quality indicators of the loans in the 1-4 family residential loan segment.

Multi-family residential:

Management considers changes in the local economy, changes in property values, vacancy rates and changes in local unemployment rates to be key credit quality indicators of the loans in the multifamily loan segment.

Agricultural:

In assessing risk associated with agricultural loans, management considers the borrower’s cash flows, the value of the underlying collateral and sources of secondary repayment to be primary credit quality indicators.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets. Maintenance, repairs and minor improvements are charged to noninterest expense as incurred. The following table provides a summary of the estimated useful life of the different fixed asset classes as stated in the policy:

Bank Buildings	Up to 40 years
Equipment	to 10 years
Furniture and Fixtures	to 7 years
Software	to 5 years
Automobiles	to 4 years

Other Real Estate Owned: Assets acquired through, or in lieu of, foreclosure are initially recorded at fair value, less estimated carrying and selling costs, when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. At the measurement date, the Company had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

Core deposit intangibles represent premiums paid on acquired deposits based on the estimated fair value of the deposits at the time of purchase. These premiums are amortized over a ten year period.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Income Taxes: Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on and off-balance sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Derivative Financial Instruments: The Company accounts for its derivatives under ASC 815, “Derivatives and Hedging,” which requires recognition of all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to accumulated other comprehensive income and/or current earnings, as appropriate. On the date the Company enters into a derivative contract, the Company designates the derivative instrument as either a fair value hedge, cash flow hedge or as a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to the hedged risk are recorded in current period operations. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to operations in the same period(s) that the hedged transaction impacts operations. For free-standing derivative instruments, changes in fair value are reported in current period operations.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prior to entering a hedge transaction, the Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions along with a formal assessment at both inception of the hedge and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in operations.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels that may limit the amount of dividends that may be paid. Regulatory capital requirements are more fully disclosed in Note 18.

Restrictions on Cash: The Company was not required to have cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements as of December 31, 2016 and 2015. Deposits held with the Federal Reserve Bank earn interest.

Stock Compensation: In accordance with ASC 718, “Stock Compensation,” the Company uses the fair value method of accounting for share based compensation prescribed by the standard. The fair value of options granted is determined using the Black-Scholes option valuation model.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. KSOP shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are presented as if all stock splits and stock dividends were effective from the earliest period presented through the date of issuance of the financial statements.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and unrealized gains and losses on cash flow hedges which are also recognized as separate components of equity.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis.

Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification: Certain amounts in prior period financial statements may have been reclassified to conform to current period presentation. These reclassifications are immaterial and have no effect on net income, total assets or stockholders’ equity.

Subsequent Events: The Company has evaluated all subsequent events for potential recognition and disclosure through March 1, 2017, the date of which the consolidated financial statements were available to be issued.

Recent Accounting Pronouncements: In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following nine specific cash flow issues: 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned; 6) life insurance policies; 7) distributions received from equity method investees; 8) beneficial interests in securitization transactions; and 9) separately identifiable cash flows and application of the predominance principle. The amendments are effective for public companies for fiscal years beginning after December 31, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods with fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of this guidance to be material to the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which sets forth a “current expected credit loss” (“CECL”) model requiring the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. For public business entities that are not U.S. Securities and Exchange Commission filers, the amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently in the process of assembling a transition team to assess the adoption of this ASU, which will come up with a project plan regarding implementation.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statements.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued this ASU to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet by lessees for those leases classified as operating leases under current U.S. GAAP and disclosing key information about leasing arrangements. The amendments in this ASU are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2018. Early application of this ASU is permitted for all entities. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Recognition and Measurement of Financial Assets and Liabilities, which is intended to improve the recognition and measurement of financial instruments by requiring: equity investments (other than equity method or consolidation) to be measured at fair value with changes in fair value recognized in net income; public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities; eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. This ASU is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This ASU permits early adoption of the instrument-specific credit risk provision. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in ASU 2015-16 require that an acquirer recognize adjustments to estimated amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the estimated amounts, calculated as if the accounting had been completed at the acquisition date. The amendments also require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the estimated amounts had been recognized as of the acquisition date. The amendments in this ASU became effective for public business entities for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. The adoption of this pronouncement did not have a material effect on the consolidated financial statements.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), followed by various amendments: ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in these updates amend existing guidance related to revenue from contracts with customers. The amendments supersede and replace nearly all existing revenue recognition guidance, including industry-specific guidance, establish a new control-based revenue recognition model, change the basis for deciding when revenue is recognized over a time or point in time, provide new and more detailed guidance on specific topics and expand and improve disclosures about revenue. In addition, these amendments specify the accounting for some costs to obtain or fulfill a contract with a customer. The amendments are effective for annual and interim periods beginning after December 15, 2017, and must be retrospectively applied. The majority of the Company’s income consists of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of the amendments. The Company continues to evaluate the impact of the amendments on the components of noninterest income that have recurring revenue streams; however, the Company does not expect any recognition changes to have a significant impact to the Company’s consolidated financial statements.

NOTE 2 - ACQUISITIONS

On close of business March 27, 2015, the Company acquired 100% of the outstanding common shares of DCB, the holding company for Preston State Bank, Dallas, in exchange for a combination of cash and stock amounting to total consideration of $29,681. Under the terms of the acquisition, 68 common shareholders received 923,133 shares of the Company’s common stock in exchange for 1,378,345 shares of DCB. With the acquisition, the Company has expanded its market to the Dallas/Fort Worth metroplex. Results of operations of the acquired company were included in the Company’s results beginning March 28, 2015. Acquisition-related costs of $403 are included in other operating expenses in the Company’s consolidated statement of earnings for the year ended December 31, 2015. The fair value of the common shares issued as part of the consideration paid for DCB was determined based upon the closing price of the Company’s common shares on the acquisition date.

On close of business April 10, 2015, the Company acquired 100% of the outstanding common shares of TLB in exchange for combination of cash and stock amounting to total consideration of $14,215. Under the terms of the acquisition, 124 common shareholders received 280,160 shares of the Company’s common stock in exchange for 594,779 shares of TLB. With the acquisition, the Company has expanded its market in the Dallas/Fort Worth metroplex. Results of operations were included in the Company’s results beginning April 11, 2015. Acquisition-related costs of $239 are included in other operating expenses in the Company’s consolidated statement of earnings for the year ended December 31, 2015. The fair value of the common shares issued as part of the consideration paid for TLB was determined based upon the closing price of the Company’s common shares on the acquisition date.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 2 - ACQUISITIONS (Continued)

On close of business August 6, 2016, the Company acquired certain assets and liabilities comprised of a branch location in Denton, Texas (Denton), which resulted in the addition of approximately $4,659 in assets and liabilities. The Company acquired the bank premises at 4101 Wind River Lane in Denton, Texas and recorded it at fair market value of $2,075. Other assets acquired, at fair value, included cash of $2,399, core deposit intangible of $42, goodwill of $141 and loans of $2. Liabilities assumed included non-interest bearing deposits of $581, interest bearing deposits of $4,047 and other liabilities of $30. Consideration paid by the Company for the acquired assets and assumed liabilities of $66 was netted against the cash received. Acquisition-related costs of $41 are included in other operating expenses in the Company’s consolidated statement of earnings for the year ended December 31, 2016.

Goodwill of $8,670 for DCB, $3,815 for TLB, and $140 for Denton arising from the acquisition consisted largely of synergies and the cost savings resulting from the combining of the operations of the companies. Goodwill of $141 is expected to be deductible for income taxes purposes. The following table summarizes the consideration paid for DCB and TLB and the fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

Consideration:

	DCB	TLB
Cash	$8,449	$7,771
Equity instruments	21,232	6,444

Fair value of total consideration transferred	$29,681	$14,215

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 2 - ACQUISITIONS (Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisitions, March 27, 2015 and April 10, 2015 and respectively.

	DCB	TLB
Cash	$5,794	$8,124
Investment securities available for sale	2,862	19,794
Loans, net of discount of $1,389 and $468, respectively	118,154	43,568
Accrued interest receivable	299	173
Premises and equipment	199	2,664
Nonmarketable equity securities	168	-
Core deposit intangible	968	534
Other assets	1,726	1,558

Total assets acquired	130,170	76,415

Noninterest-bearing deposits	25,607	16,702
Interest-bearing deposits	68,844	48,794
Subordinated debentures	5,155	-
Other liabilities	9,553	519

Total liabilities assumed	109,159	66,015

Net assets acquired (liabilities assumed)	21,011	10,400

Total consideration paid	29,681	14,215

Goodwill	$8,670	$3,815

The fair value of net assets acquired includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date (“acquired performing loans”). The fair value adjustments were determined using discounted contractual cash flows. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased credit impaired loans, which have shown evidence of credit deterioration since origination. Acquired performing loans had fair value and gross contractual amounts receivable of $118,154 and $119,543, respectively for DCB, $43,568 and $44,036, respectively for TLB, and $2 and $2, respectively for Denton on the date of acquisition.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 3 - MARKETABLE SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale and securities held to maturity at December 31, 2016 and 2015 and the corresponding amounts of gross unrealized gains and losses:

December 31, 2016	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:
Corporate bonds	$25,254	$6	$377	$24,883
Municipal securities	7,841	-	622	7,219
Mortgage-backed securities	61,298	-	1,608	59,690
Collateralized mortgage obligations	65,789	10	666	65,133

Total available for sale	$160,182	$16	$3,273	$156,925

Held to maturity:
Municipal securities	$149,420	$901	$3,889	$146,432
Mortgage-backed securities	28,450	318	290	28,478
Collateralized mortgage obligations	11,501	265	521	11,245

Total held to maturity	$189,371	$1,484	$4,700	$186,155

December 31, 2015	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:
Corporate bonds	$28,399	$-	$412	$27,987
U.S. treasury securities	29,985	-	-	29,985
Mortgage-backed securities	109,462	1	1,812	107,651
Collateralized mortgage obligations	108,191	60	930	107,321

Total available for sale	$276,037	$61	$3,154	$272,944

Held to maturity:
U.S. government agencies	$5,158	$121	$-	$5,279
Municipal securities	67,350	2,384	18	69,716
Mortgage-backed securities	36,224	483	157	36,550
Collateralized mortgage obligations	16,299	504	536	16,267

Total held to maturity	$125,031	$3,492	$711	$127,812

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 3 - MARKETABLE SECURITIES (Continued)

The Company’s mortgage-backed securities portfolio includes non-agency collateralized mortgage obligations with a market value of $1,636 which had unrealized losses of $521 at December 31, 2016. These non-agency mortgage-backed securities were rated AAA at purchase. The Company monitors to ensure it has adequate credit support and the Company records OTTI as appropriate. The Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery.

Management evaluates securities for OTTI on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. There were no other than temporary impairment losses on debt securities related to credit losses recognized during the years ended December 31, 2016 and 2015.

Information pertaining to securities with gross unrealized losses at December 31, 2016 and December 31, 2015 aggregated by investment category and length of time that individual securities have been in a continuous loss position is detailed in the following tables. At December 31, 2016, the Company held seven securities which had been in continuous loss positions over twelve months and 170 securities which had been in continuous loss position less than twelve months. Of the securities in a loss position over twelve months, five were classified as available for sale and two were classified as held to maturity. Of the securities in a loss position less than twelve months, 28 were classified as available for sale and 142 were classified as held to maturity. The securities in a loss position were composed of tax exempt municipal bonds, corporate bonds, collateralized mortgage obligations and mortgage backed securities.

Management believes the unrealized loss on the remaining securities is a function of the movement of interest rates since the time of purchase. Based on evaluation of available evidence, including recent changes in interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment would be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. The Company does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recover. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 3 - MARKETABLE SECURITIES (Continued)

The following table summarizes securities with unrealized losses at December 31, 2016 and 2015, aggregated by major security type and length of time in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or Longer		Total
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
December 31, 2016
Available for sale:
Corporate bonds	$(377)	$22,529	$-	$-	$(377)	$22,529
Municipal securities	(622)	7,219	-	-	(622)	7,219
Mortgage-backed securities	(1,047)	44,420	(561)	15,270	(1,608)	59,690
Collateralized mortgage obligations	(437)	55,435	(229)	9,049	(666)	64,484

Total available for sale	$(2,483)	$129,603	$(790)	$24,319	$(3,273)	$153,922

Held to maturity:
Municipal securities	$(3,889)	$98,943	$-	$-	$(3,889)	$98,943
Mortgage-backed securities	(290)	19,983	-	-	(290)	19,983
Collateralized mortgage obligations	-	-	(521)	2,350	(521)	2,350

Total held to maturity	$(4,179)	$118,926	$(521)	$2,350	$(4,700)	$121,276

	Less Than 12 Months		12 Months or Longer		Total
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
December 31, 2015
Available for sale:
Corporate bonds	$(412)	$27,987	$-	$-	$(412)	$27,987
U.S. treasury securities	-	-	-	-	-	-
Mortgage-backed securities	(640)	50,322	(1,172)	57,016	(1,812)	107,338
Collateralized mortgage obligations	(913)	89,239	(17)	1,305	(930)	90,544

Total available for sale	$(1,965)	$167,548	$(1,189)	$58,321	$(3,154)	$225,869

Held to maturity:
Municipal securities	$(11)	$2,026	$(7)	$854	$(18)	$2,880
Mortgage-backed securities	(157)	16,545	-	-	(157)	16,545
Collateralized mortgage obligations	-	-	(536)	1,753	(536)	1,753

Total held to maturity	$(168)	$18,571	$(543)	$2,607	$(711)	$21,178

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 3 - MARKETABLE SECURITIES (Continued)

Mortgage-backed securities and collateralized mortgage obligations are backed by pools of mortgages that are insured or guaranteed by the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association (FNMA) or the Government National Mortgage Association (GNMA).

As of December 31, 2016, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders’ equity.

Securities with fair values of approximately $259,499 and $282,896 at December 31, 2016 and December 31, 2015, respectively, were pledged to secure public fund deposits and for other purposes as required or permitted by law.

The proceeds from sales of securities and the associated gains and losses are listed below:

	2016	2015
Proceeds	$105,808	$140,668
Gross gains	243	222
Gross losses	(161)	(145)

During the year ended December 31, 2016, the Company sold three held to maturity securities. The Company sold these municipalities securities based upon internal credit analysis, that they had experienced significant deterioration in creditworthiness. The risk exposure presented by these municipalities had increased beyond acceptable levels and we determined that it was reasonably possible that all amounts due would not be collected. The credit analysis determined that the municipalities had been significantly impacted by the significant decline in market oil prices due to the fact that their tax bases are heavily reliant on the energy industry relative to other sectors of the economy. Specifically, the revenues of these municipalities had been adversely impacted by the sustained low-level of oil prices. The Company believes the sale of these securities were merited and permissible under the applicable accounting guidelines because of the significant deterioration in the creditworthiness of the issuers.

Sale of securities held to maturity were as follows for the years ended December 31:

	2016	2015
Proceeds from sales	$1,866	$-
Amortized cost	1,842	-
Gross realized gains	24	-
Tax expense related to securities gains/losses	(7)	-

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 3 - MARKETABLE SECURITIES (Continued)

The contractual maturities at December 31, 2016 of available for sale and held to maturity securities at carrying value and estimated fair value are shown below. The Company invests in mortgage-backed securities and collateralized mortgage obligations that have expected maturities that differ from their contractual maturities. These differences arise because borrowers and/or issuers may have the right to call or prepay their obligation with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$-	$-	$732	$737
Due after one year through five years	7,464	7,453	6,103	6,200
Due after five years through ten years	17,790	17,430	38,634	38,784
Due after ten years	7,841	7,219	103,951	100,711
Mortgage-backed securities	61,298	59,690	28,450	28,478
Collateralized mortgage obligations	65,789	65,133	11,501	11,245

	$160,182	$156,925	$189,371	$186,155

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The following table summarizes our loan portfolio by type of loan at December 31:

	2016	2015
Commercial and industrial	$223,997	$181,890
Real estate:
Construction and development	129,366	122,739
Commercial real estate	367,656	301,686
Farmland	62,362	47,663
1-4 family residential	362,952	313,440
Multi-family residential	26,079	30,356
Consumer	53,505	51,056
Agricultural	18,901	19,524
Overdrafts	317	313

Total loans	1,245,135	1,068,667
Less:
Allowance for loan losses	11,484	9,263

Total net loans	$1,233,651	$1,059,404

As of December 31, 2016 and 2015, included in total loans above were $1,210 and $1,290 in unamortized loan costs, net of loan fees, respectively.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

In 2015, the Company acquired loans with a fair value of $118,154 and $43,568 and gross contractual balances of $119,543 and $44,036 as part of the acquisition of DCB Financial Corporation, the holding company for Preston State Bank, Dallas, Texas and Texas Leadership Bank, respectively. In 2016, the Company acquired overdrafts and recorded as loans with a fair value and gross contractual fair value of $2 as part of the acquisition of Denton. All loans acquired in 2016 and 2015 were classified as acquired performing loans.

The Company has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates. Loans to such related parties at December 31, 2016 and December 31, 2015, totaled $29,436 and $36,135, respectively. Unfunded commitments to such related parties at December 31, 2016 totaled $14,061.

Loans to principal officers, directors, and their affiliates during the year ended December 31, 2016, was as follows:

Beginning balance	$36,135
New loans	7,693
Repayments	(14,392)

Ending balance	$29,436

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the years ended:

December 31, 2016	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi-family residential	Consumer	Agricultural	Overdrafts	Total
Allowance for loan losses:
Beginning balance	$1,878	$1,004	$2,106	$400	$2,839	$325	$562	$138	$11	$9,263
Provision for loan losses	910	162	1,158	82	1,117	(44)	171	15	69	3,640
Loans charged-off	(1,213)	(9)	-	-	(71)	-	(269)	-	(200)	(1,762)
Recoveries	17	4	-	-	75	-	121	-	126	343

Ending balance	$1,592	$1,161	$3,264	$482	$3,960	$281	$585	$153	$6	$11,484

December 31, 2015	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi-family residential	Consumer	Agricultural	Overdrafts	Total
Allowance for loan losses:
Beginning balance	$1,473	$615	$1,870	$387	$2,395	$232	$593	$137	$19	$7,721
Provision for loan losses	577	395	289	(83)	651	93	138	1	114	2,175
Loans charged-off	(192)	(6)	(53)	-	(215)	-	(219)	(1)	(227)	(913)
Recoveries	20	-	-	96	8	-	50	1	105	280

Ending balance	$1,878	$1,004	$2,106	$400	$2,839	$325	$562	$138	$11	$9,263

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of:

December 31, 2016	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi-family residential	Consumer	Agricultural	Overdrafts	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$64	$-	$-	$47	$108	$-	$34	$-	$-	$253
Collectively evaluated for impairment	1,528	1,161	3,264	435	3,852	281	551	153	6	11,231

Total ending allowance balance	$1,592	$1,161	$3,264	$482	$3,960	$281	$585	$153	$6	$11,484

Loans:
Individually evaluated for impairment	$231	$1,825	$1,196	$258	$2,588	$5	$200	$15	$-	$6,318
Collectively evaluated for impairment	223,766	127,541	366,460	62,104	360,364	26,074	53,305	18,886	317	1,238,817

Total ending loans balance	$223,997	$129,366	$367,656	$62,362	$362,952	$26,079	$53,505	$18,901	$317	$1,245,135

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

December 31, 2015	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi-family residential	Consumer	Agricultural	Overdrafts	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$316	$-	$-	$47	$63	$-	$101	$-	$-	$527
Collectively evaluated for impairment	1,562	1,004	2,106	353	2,776	325	461	138	11	8,736

Total ending allowance balance	$1,878	$1,004	$2,106	$400	$2,839	$325	$562	$138	$11	$9,263

Loans:
Individually evaluated for impairment	$3,592	$-	$77	$251	$2,064	$-	$98	$-	$-	$6,082
Collectively evaluated for impairment	178,298	122,739	301,609	47,412	311,376	30,356	50,958	19,524	313	1,062,585

Total ending allowance balance	$181,890	$122,739	$301,686	$47,663	$313,440	$30,356	$51,056	$19,524	$313	$1,068,667

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Credit Quality: The Company closely monitors economic conditions and loan performance trends to manage and evaluate the exposure to credit risk. Key factors tracked by the Company and utilized in evaluating the credit quality of the loan portfolio include trends in delinquency ratios, the level of nonperforming assets, borrower’s repayment capacity, and collateral coverage.

Assets are graded “pass” when the relationship exhibits acceptable credit risk and indicates repayment ability, tolerable collateral coverage and reasonable performance history. Lending relationships exhibiting potentially significant credit risk and marginal repayment ability and/or asset protection are graded “special mention.” Assets classified as “substandard” are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness that jeopardizes the liquidation of the debt. Substandard graded loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets graded “doubtful” are substandard graded loans that have added characteristics that make collection or liquidation in full improbable. The Company typically measures impairment based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or based on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables summarize the credit exposure in the consumer and commercial loan portfolios as of:

December 31, 2016	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi-family residential	Consumer and Overdrafts	Agricultural	Total
Grade:
Pass	$218,975	$127,537	$360,264	$61,713	$353,483	$25,871	$52,648	$17,965	$1,218,456
Special mention	4,299	4	1,927	248	4,311	-	524	478	11,791
Substandard	706	1,825	5,465	401	5,121	208	568	458	14,752
Doubtful	17	-	-	-	37	-	82	-	136
Loss	-	-	-	-	-	-	-	-	-

Total	$223,997	$129,366	$367,656	$62,362	$362,952	$26,079	$53,822	$18,901	$1,245,135

December 31, 2015	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi-family residential	Consumer and Overdrafts	Agricultural	Total
Grade:
Pass	$169,751	$121,420	$294,485	$46,601	$301,824	$28,893	$50,194	$18,703	$1,031,871
Special mention	7,670	848	4,360	730	5,448	1,192	710	713	21,671
Substandard	4,356	337	2,841	332	6,168	271	438	108	14,851
Doubtful	113	134	-	-	-	-	27	-	274
Loss	-	-	-	-	-	-	-	-	-

Total	$181,890	$122,739	$301,686	$47,663	$313,440	$30,356	$51,369	$19,524	$1,068,667

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table summarizes the payment status of loans in the Company’s total loan portfolio, including an aging of delinquent loans, loans 90 days or more past due continuing to accrue interest and loans classified as nonperforming as of December 31, 2016:

	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial and industrial	$941	$105	$25	$1,071	$222,926	$223,997	$-
Real estate:
Construction and development	73	-	1,825	1,898	127,468	129,366	-
Commercial real estate	1,629	32	134	1,795	365,861	367,656	-
Farmland	100	26	7	133	62,229	62,362	-
1-4 family residential	3,724	803	1,041	5,568	357,384	362,952	-
Multi-family residential	207	49	-	256	25,823	26,079	-
Consumer	613	205	87	905	52,600	53,505	-
Agricultural	59	-	15	74	18,827	18,901	-
Overdrafts	-	-	-	-	317	317	-

Total	$7,346	$1,220	$3,134	$11,700	$1,233,435	$1,245,135	$-

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table summarizes the payment status of the loan portfolio as of December 31, 2015:

	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing

Commercial and industrial	$1,234	$60	$17	$1,311	$180,579	$181,890	$-
Real estate:
Construction and development	25	39	-	64	122,675	122,739	-
Commercial real estate	1,174	258	77	1,509	300,177	301,686	-
Farmland	-	83	-	83	47,580	47,663	-
1-4 family residential	3,287	1,117	776	5,180	308,260	313,440	-
Multi-family residential	177	-	-	177	30,179	30,356	-
Consumer	619	217	92	928	50,128	51,056	-
Agricultural	472	-	-	472	19,052	19,524	-
Overdrafts	-	-	-	-	313	313	-

Total	$6,988	$1,774	$962	$9,724	$1,058,943	$1,068,667	$-

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents information regarding nonperforming (nonaccrual) assets at December 31:

	2016	2015
Commercial and industrial	$82	$118
Real estate:
Construction and development	1,825	-
Commercial real estate	415	77
Farmland	176	169
1-4 family residential	1,699	1,829
Multi-family residential	5	-
Consumer	192	238
Agricultural	15	-

Total	$4,409	$2,431

If interest on nonaccrual loans had been accrued, such income would have been approximately $24 and $34 for the years ended December 31, 2016 and 2015, respectively. There were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

Impaired Loans and Troubled Debt Restructurings: A troubled debt restructuring (“TDR”) is a restructuring in which a bank, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with original contractual terms of the loan. Loans with insignificant delays or insignificant short falls in the amount of payments expected to be collected are not considered to be impaired. Loans defined as individually impaired, based on applicable accounting guidance, include larger balance nonperforming loans and troubled debt restructurings.

The modification of the terms of such loans performed during the years ended December 31, 2016 included no deduction of the recorded investment in the loans. The modification of the terms of such loans performed during the year ended December 31, 2015 included a deduction of the recorded investment in the loans due to an increase in the recorded allowance. The modification of commercial and industrial and 1-4 family residential loans performed during the year ended December 31, 2016 included an extension of the maturity date at stated rate of interest lower than the current market rate. The extensions were for periods ranging from 0 months to 3 years. The modification of commercial and industrial, consumer and 1-4 family residential loans performed during the year ended December 31, 2015 included an extension of the maturity date at stated rate of interest lower than the current market rate. The extensions were for periods ranging from 0 months to 3 years.

As of December 31, 2016 and 2015, the Company has a recorded investment in TDRs of $505 and $3,701, respectively. The Company has allocated $4 and $317 of specific allowance for these loans at December 31, 2016 and 2015, respectively. Consumer and commercial TDR loans classified as performing totaled $462 and $3,541 as of December 31, 2016 and 2015, respectively. All other TDR loans are classified as nonperforming.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables present loans by class modified as TDRs that occurred during the years ended:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
December 31, 2016
Troubled Debt Restructurings:
Commercial and industrial	1	$90	$90
Commercial real estate	-	-	-
Consumer	-	-	-
1-4 family residential	3	248	244
Farmland	-	-	-
Multi-family residential	-	-	-
Agricultural	-	-	-

Total	4	$338	$334

There were no TDRs that subsequently defaulted in 2016. The TDRs described above increased the allowance for loan losses by $0 and resulted in no charge-offs during the year ended December 31, 2016.

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
December 31, 2015
Troubled Debt Restructurings:
Commercial and industrial	1	$3,138	$2,929
Commercial real estate	-	-	-
Consumer	3	79	26
1-4 family residential	1	59	55
Farmland	-	-	-
Multi-family residential	-	-	-
Agricultural	-	-	-

Total	5	$3,276	$3,010

There were no TDRs that subsequently defaulted in 2015.    The TDRs described above increased the allowance for loan losses by $266 and resulted in no charge-offs during the year ended December 31, 2015.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents information about the Company’s impaired loans at December 31, 2016:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$28	$28	$-	$809	$3
Real estate:
Construction and development	1,825	1,825	-	172	84
Commercial real estate	1,196	1,196	-	871	47
Farmland	89	89	-	109	5
1-4 family residential	1,799	1,799	-	1,575	106
Multi-family residential	5	5	-	2	1
Consumer	105	105	-	89	12
Agricultural	15	15	-	68	2

Subtotal	5,062	5,062	-	3,695	260
With allowance recorded:
Commercial and industrial	203	203	64	3,153	4
Real estate:
Construction and development	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Farmland	169	169	47	169	1
1-4 family residential	789	789	108	639	44
Multi-family residential	-	-	-	-	-
Consumer	95	95	34	155	8
Agricultural	-	-	-	2	-

Subtotal	1,256	1,256	253	4,118	57

Total	$6,318	$6,318	$253	$7,813	$317

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents information about the Company’s impaired loans at December 31, 2015:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$142	$142	$-	$104	$5
Real estate:
Construction and development	-	-	-	131	-
Commercial real estate	77	77	-	513	5
Farmland	84	84	-	226	4
1-4 family residential	1,687	1,687	-	2,238	108
Multi-family residential	-	-	-	-	-
Consumer	63	63	-	109	16
Agricultural	-	-	-	14	-

Subtotal	2,053	2,053	-	3,335	138
With allowance recorded:
Commercial and industrial	3,450	3,450	316	554	198
Real estate:
Construction and development	-	-	-	1	-
Commercial real estate	-	-	-	1,064	-
Farmland	167	167	47	168	6
1-4 family residential	377	377	63	694	24
Multi-family residential	-	-	-	-	-
Consumer	35	35	101	230	10
Agricultural	-	-	-	138	-

Subtotal	4,029	4,029	527	2,849	238

Total	$6,082	$6,082	$527	$6,184	$376

NOTE 5 - PREMISES AND EQUIPMENT

	December 31, 2016	December 31, 2015
Land	$9,959	$9,360
Building and improvements	44,240	42,259
Furniture, fixtures and equipment	14,188	13,479
Automobiles	368	392

	68,755	65,490
Less: accumulated depreciation	23,945	21,157

	$44,810	$44,333

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 5 - PREMISES AND EQUIPMENT (Continued)

Depreciation expense on premises and equipment totaled $3,183 and $2,958 for the years ended December 31, 2016 and 2015, respectively and is included in occupancy expenses on the consolidated statements of earnings.

NOTE 6 - GOODWILL

Changes in the carrying amount of goodwill in the accompanying consolidated balance sheets as of December 31 are summarized as follows:

	2016	2015
Beginning of year	$18,601	$6,116
Effect of acquisitions	141	12,485

End of year	$18,742	$18,601

NOTE 7 - CORE DEPOSIT INTANGIBLES

Changes in the carrying amount of core deposit intangibles in the accompanying consolidated balance sheets as of December 31 are summarized as follows:

	2016	2015
Beginning of year	$3,846	$2,879
Effect of acquisitions	42	1,502
Amortization	(580)	(535)

End of year	$3,308	$3,846

Accumulated amortization was $2,523 and $1,943 at December 31, 2016 and 2015, respectively. Amortization expense was $580 and $535 during the years ended December 31, 2016 and 2015, respectively. The estimated aggregate future amortization expense for core deposit intangibles remaining as of December 31, 2016 was as follows:

Year	Amount
2017	$583
2018	583
2019	583
2020	583
2021	417
Thereafter	559

$3,308

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 8 - INTEREST-BEARING DEPOSITS

	December 31, 2016	December 31, 2015
NOW accounts	$269,712	$351,515
Savings and money market accounts	606,706	434,973
Time deposits less than $250,000	239,569	264,414
Time deposits $250,000 and over	102,052	89,739

	$1,218,039	$1,140,641

Year-end maturities of time deposits, as of December 31, 2016, were as follows:

2017	$252,015
2018	55,788
2019	15,978
2020	8,539
2021	9,301
Thereafter	-

$341,621

Deposits of executive officers, directors and significant shareholders at December 31, 2016 and December 31, 2015 totaled $72,443 and $115,512, respectively.

NOTE 9 - BORROWED MONEY

Federal Home Loan Bank (FHLB) advances , as of December 31, 2016, were as follows:

Fixed-rate advances, with monthly interest payments, principal due in:

Year	Current Weighted Average Rate	Payments due by period
2017	0.68%	$30,000
2018	0.59%	25,000

		55,000

Fixed-rate advances, with monthly principal and interest payments, principal due in:

Year	Current Weighted Average Rate	Payments due by period
2021	1.38%	170

		$55,170

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 9 - BORROWED MONEY (Continued)

Average balances of borrowings outstanding during 2016 and 2015 were $62,789 and $104,118, respectively. As a member of the FHLB system, the Bank has the ability to obtain borrowings up to a maximum total of $400,406 subject to the level of qualified, pledgeable 1-4 family loans, multi-family loans, small business loans, small farm loans and FHLB stock owned. The advances are collateralized by a blanket pledge of the Bank’s 1-4 family loans, multi-family loans, small business loans, small farm loans and FHLB stock owned. The weighted-average interest rates on these borrowings were 0.47% and 1.23% at December 31, 2016 and December 31, 2015, respectively.

The Company had a $25,000 revolving line of credit mature in July 2016. $15,000 was renewed as a revolving line of credit to be used for the repurchase of stock and other Company needs. The borrowings bear interest at the prime rate plus 0.75 percent, floating daily and mature May 1, 2017. The outstanding balance totaled $9,000 and $18,000 at December 31, 2016 and 2015, respectively, and interest is payable quarterly through the maturity date. An additional $10,000 of the revolving line of credit that matured July 2016 was renewed as an amortizing note to be used for the repurchase of stock and other Company needs. The borrowings bear interest at the lesser of 3.15 percent or LIBOR plus 3.00 percent, and matures May 1, 2023. The outstanding balance totaled $9,286 and $0 at December 31, 2016 and, 2015, respectively, and the principle and interest are payable quarterly through the maturity date. The notes are secured by 100% of the Bank’s common stock, which is owned by the Company. To be in compliance with the loan covenants, the Bank is required to maintain no less than a 10% total risk-based capital ratio, must maintain no less than $85,000 in tangible net worth, the ratio of non-performing assets to equity plus allowance for loan losses must not exceed 15%, the cash flow coverage must be greater than 1.25 times and the Company is limited to acquiring additional debt of no more than $500 without prior approval. The Company is in compliance with all loan covenants.

Maturities of other debt based on scheduled repayments at December 31, 2016 are as follows (in thousands of dollars):

Year Ended December 31	Amount
2017	$10,429
2018	1,429
2019	1,429
2020	1,429
2021	1,429
Thereafter	2,141

$18,286

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 10 - SUBORDINATED DEBENTURES

Subordinated debentures are made up of the following as of December 31:

	2016	2015
Debentures II	$3,093	$3,093
Debentures III	2,062	2,062
DCB Debentures I	5,155	5,155
Other Debentures	9,000	11,000

	$19,310	$21,310

The Company has three trusts, Guaranty (TX) Capital Trust II (“Trust II”), Guaranty (TX) Capital Trust III (“Trust III”), and DCB Trust I (“Trust II”, “Trust III” and together with DCB Trust I, the “Trusts”). Upon formation, the Trusts issued pass-through securities (“TruPS”) with a liquidation value of $1,000 per share to third parties in private placements. Concurrently with the issuance of the TruPS, the Trusts issued common securities to the Company. The Trusts invested the proceeds of the sales of securities to the Company (“Debentures”). The Debentures mature approximately 30 years after the formation date, which may be shortened if certain conditions are met (including the Company having received prior approval of the Federal Reserve and any other required regulatory approvals).

	Trust II	Trust III	DCB Trust I
Formation date	Oct 30, 2002	Jul 25, 2006	Mar 29, 2007

Capital trust pass-through securities
Number of shares	3,000	2,000	5,000
Original liquidation value	$3,000	$2,000	$5,000
Common securities liquidation value	93	62	155

The securities held by the Trusts can qualify as Tier I capital for the Company under Federal Reserve Board guidelines. The Federal Reserve’s guidelines restrict core capital elements (including trust preferred securities and qualifying perpetual preferred stock) to 25% of all core capital elements, net of goodwill less any associated deferred tax liability. Because the Company’s aggregate amount of trust preferred securities is less than the limit of 25% of Tier I capital, net of goodwill, the full amount is includable in Tier I capital at December 31, 2016 and 2015. Additionally, the terms provide that trust preferred securities would no longer qualify for Tier I capital within five years of their maturity, but would be included as Tier 2 capital. However, the trust preferred securities would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the junior subordinated debentures.

With certain exceptions, the amount of the principal and any accrued and unpaid interest on the Debentures are subordinated in right of payment to the prior payment in full of all senior indebtedness of the Company. The terms of the Debentures are such that they qualify as Tier 1 capital under the Federal Reserve’s regulatory capital guidelines applicable to bank holding companies. Interest on the Debentures are payable quarterly. The interest is

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 10 - SUBORDINATED DEBENTURES (Continued)

deferrable on a cumulative basis for up to five consecutive years following a suspension of dividend payments on all other capital stock. No principal payments are due until maturity for each of the Debentures.

	Debentures II	Debentures III	DCB Debentures I
Original amount	$3,093	$ 2,062	$5,155
Maturity date	Oct 30, 2032	Oct 1, 2036	Jun 15, 2037
Interest due	Quarterly	Quarterly	Quarterly

In accordance with ASC 810, “Consolidation,” the junior subordinated debentures issued by the Company to the subsidiary trusts are shown as liabilities in the consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in the consolidated statements of earnings.

Debentures II: Interest is payable at a variable rate per annum, reset quarterly, equal to 3 month LIBOR plus 3.35%, thereafter.

On any interest payment date on or after October 30, 2012 and prior to maturity date, the Debentures II are redeemable for cash at the option of the Company, on at least 30, but not more than 60 days notice, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued interest to the date of redemption.

Debentures III: Interest was payable at a fixed rate per annum equal to 7.43% until October 1, 2016 and is a variable rate per annum, reset quarterly, equal to 3 month LIBOR plus 1.67%, thereafter.

The Debentures III are redeemable for cash at the option of the Company, on at least 30 days notice, in whole or in part, at the set redemption prices, varying based on redemption date, plus accrued interest. The redemption price is equal to 100.00% of the principal amount if redeemed during the 12 months beginning October 1, 2016 or after.

DCB Debentures I: Interest is payable at a variable rate per annum, reset quarterly, equal to 3 month LIBOR plus 1.80%.

On any interest payment date on or after June 15, 2012 and prior to maturity date, the DCB Debentures I are redeemable for cash at the option of the Company, on at least 30, but not more than 60 days notice, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued interest to the date of redemption.

Other Debentures: In April 2013, the Company issued $4,000 in debentures, of which $1,000 were issued to directors and other related parties. During the years ended December 31, 2015 and 2016, $2,000 of the debentures matured each year. The debentures were issued at par value of $500 each with rates ranging from 2.00% to 3.50% and maturity dates from April 1, 2015 to October 1, 2016.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 10 - SUBORDINATED DEBENTURES (Continued)

In July 2015, the Company issued $4,000 in debentures, of which $3,000 were issued to directors and other related parties, which will mature in 2017, 2018, and 2019. At the Company’s option, and with 30 days advanced notice to the holder, the entire principal amount and all accrued interest may be paid to the holder on or before the due date of any debenture. The redemption price is equal to 100% of the face amount of the debenture redeemed, plus all accrued interest. The debentures were issued at par value of $500 each with rates ranging from 2.50% to 4.00% and maturity dates from July 1, 2017 to January 1, 2019.

In December 2015, the Company issued $5,000 in debentures, of which $2,500 were issued to directors and other related parties, which will mature in 2018, 2019, and 2020. At the Company’s option, and with 30 days advanced notice to the holder, the entire principal amount and all accrued interest may be paid to the holder on or before the due date of any debenture. The redemption price is equal to 100% of the face amount of the debenture redeemed, plus all accrued interest. The debentures were issued at par value of $500 each with rates ranging from 3.00% to 5.00% and maturity dates from July 1, 2018 to July 1, 2020.

Maturities of subordinated debentures based on scheduled repayments at December 31, 2016 are as follows (in thousands of dollars):

Year Ended December 31	Amount
2017	$1,000
2018	4,000
2019	3,000
2020	1,000
2021	-
Thereafter	10,310

$19,310

NOTE 11 - STOCK OPTIONS

The Company’s 2015 Equity Incentive Plan (“Stock Option Plan” or the “Plan”) executed April 15, 2015, which is shareholder-approved, amended the 2014 Stock Share Option Plan (“Original Plan”). The Plan permits the grant of share options to its employees for up to 1,000,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards have vesting periods ranging from 5 to 10 years and have 10-year contractual terms.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock and similar peer group averages. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes in to account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on U.S. Treasury yield curve in effect at the time of the grant.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 11 - STOCK OPTIONS (Continued)

The fair value of options granted was determined using the following weighted-average assumptions as of grant date, for the years ended December 31:

	2016	2015
Risk-free interest rate	1.57%	1.60%
Expected term (in years)	6.50	6.50
Expected stock price volatility	20.92%	21.89%
Dividend yield	2.13%	2.17%

A summary of activity in the Plan during the year ended December 31 follows:

2016	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at beginning of year	314,391	$23.28	8.00	$137
Granted	49,500	23.58	9.38	21
Exercised	(3,014)	11.94	2.51	36
Forfeited	(20,500)	23.22	7.74	16

Balance, December 31, 2016	340,377	23.43	7.34	194

Exercisable at end of year	89,677	$22.61	6.45	$125

2015	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at beginning of year	229,000	$24.00	8.71	$-
Granted	93,891	21.54	8.77	137
Forfeited	(8,500)	23.29	8.56	-

Balance, December 31, 2015	314,391	23.28	8.00	137

Exercisable at end of year	47,191	$20.83	6.76	$137

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 11 - STOCK OPTIONS (Continued)

A summary of nonvested activity in the Plan during the year ended December 31 follows:

2016	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at beginning of year	267,200	$23.72	8.22	$-
Granted	49,500	23.58	9.38	21
Vested	(47,700)	23.72	6.95	14
Forfeited	(18,300)	23.22	7.74	16

Balance, December 31, 2016	250,700	$23.73	7.65	$69

2015	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at beginning of year	229,000	$24.00	8.71	$-
Granted	93,891	21.54	8.77	137
Vested	(47,191)	20.83	6.78	137
Forfeited	(8,500)	23.29	8.56

Balance, December 31, 2015	267,200	$23.72	8.22	$-

Information related to the Plan during the year ended December 31, 2016 follows:

	2016	2015
Intrinsic value of options exercised	$36	$-
Cash received from options exercised	36	198
Tax benefit realized from options exercised	-	-
Weighted average fair value of options granted	4.30	4.33

As of December 31, 2016, there was $1,016 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 5.50 years.

The Company granted options under the 2015 Stock Option Plan in 2016. Expense of $211 and $237 was recorded during the years ended December 31, 2016 and 2015, respectively.

NOTE 12 - STOCK APPRECIATION RIGHTS

The Guaranty Bancshares, Inc. Fair Market Value Stock Appreciation Rights Plan provides eligible employees the opportunity to share in the growth of the Company. This non-funded plan provides for annual participant

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 12 - STOCK APPRECIATION RIGHTS (Continued)

awards at the Company’s sole discretion, with vesting to occur as defined in the individual award agreements. Vested stock appreciation rights (“SARs”) will be paid in a single lump-sum cash payment. The stock price, as valued by an external third party, is used to value the SARs. The valuation of the stock price is the same stock price used for the stock option plan and KSOP. There were no SARs granted in 2016 and 2015. The Company’s liability for outstanding SARs of $563 and $509 at December 31, 2016 and December 31, 2015, respectively, is reflected in accrued interest and other liabilities in the accompanying consolidated balance sheets.

Additional information regarding SARs as of December 31, 2016 is presented in the following table:

Exercise Price	Rights Granted	Rights Vested	Weighted- Average Vested Percentage
$7.62	2,000	2,000	100%
11.03	4,000	4,000	100%
11.08	2,000	2,000	100%
13.50	15,500	15,500	100%
17.00	20,200	20,200	100%
18.00	10,000	10,000	100%
19.50	3,000	3,000	100%
21.00	19,000	14,800	78%
21.50	20,000	12,000	60%

Total	95,700	83,500	87%

NOTE 13 - EMPLOYEE BENEFITS

KSOP: The Company maintains an Employee Stock Ownership Plan containing Section 401(k) provisions covering substantially all employees (“KSOP”). The plan provides for a matching contribution of up to 5% of a participant’s qualified compensation starting January 1, 2016. The plan includes a put option which is a right to demand that the sponsor redeem shares of employer stock held by the participant, for which there is no market, with an established cash price. Total contributions accrued or paid during the years ended December 31, 2016 and 2015 totaled $935 and $824, respectively.

Benefits under the KSOP generally are distributed to participants in the form of cash. In addition, until the Company’s common stock is actively traded on an established securities market, the participant may demand (in accordance with the terms of the KSOP and applicable law) that the Company repurchase any shares of common stock distributed to the participant at the estimated fair value.

The fair value of shares of common stock, held by the KSOP, are deducted from permanent shareholders’ equity in the consolidated balance sheets, and reflected in a line item below liabilities and above shareholders’ equity. This presentation is necessary in order to recognize the put option within the KSOP-owned shares, consistent

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 13 - EMPLOYEE BENEFITS (Continued)

with SEC guidelines, that is present as long as the Company is not publicly traded. The Company uses a valuation by an external third party to determine the maximum possible cash obligation related to those securities. The valuation is the same that is used for the stock option plan and stock appreciation rights plan. Increases or decreases in the value of the cash obligation are included in a separate line item in the statements of changes in shareholders’ equity. The fair value of allocated and unallocated shares subject to this repurchase obligation totaled $31,661 and $35,384 at December 31, 2016 and 2015,.

As of December 31, 2016 and 2015, the number of shares held by the KSOP was 1,319,225 and 1,538,443, respectively. Of these shares, there were 50,000 shares and zero shares unallocated to plan participants as of December 31, 2016 and 2015, respectively. In 2016 and 2015, the Company did not repurchase any shares from KSOP participants that received distributions and exercised the put option described above. All shares held by the KSOP were treated as outstanding at each of the respective period ends.

Supplemental Retirement Plan: The Company maintains a non-qualified, non-contributory supplemental retirement plan. The plan covers a retired officer to provide benefits equal to amounts payable under the Company’s retirement plan and certain social security benefits to aggregate a predetermined percentage of the officer’s final five-year average salary. The plan is non-funded. Amounts expensed during the years ended December 31, 2016 and 2015 totaled $1 and $4 respectively, and is included in employee compensation and benefits on the statements of earnings. The recorded obligation was approximately $5 and $27 as of December 31, 2016 and 2015, respectively and is included in accrued interest and other liabilities on the consolidated balance sheets.

Salary Continuation Plan: The Company maintains a non-qualified, non-contributory salary continuation plan. The plan covers an executive officer to provide benefits equal to an amount which represents approximately 75% of compensation at retirement as adjusted for amounts payable under the Company’s retirement plan and certain social security benefits. This plan is non-funded. Payments began in 2006 and are scheduled over ten years. The Company made our last payment December 2015. There was no salary continuation plan liability held by the Company as of December 31, 2016 and 2015.

Executive Incentive Retirement Plan: The Company established a non-qualified, non-contributory executive incentive retirement plan covering a selected group of key personnel to provide benefits equal to amounts computed under an “award criteria” at various targeted salary levels as adjusted for annual earnings performance of the Company. The plan is non-funded.

In connection with the Salary Continuation Plan and the Executive Incentive Retirement Plan, the Company has purchased life insurance policies on the respective officers. The cash surrender value of life insurance policies held by the Company totaled $17,804 and $16,783 as of December 31, 2016 and 2015, respectively.

Expense related to these plans totaled $390 and $303 for the years ended December 31, 2016 and 2015, respectively, and is included in employee compensation and benefits on the consolidated statements of earnings. The recorded liability totaled approximately $2,002 and $1,663 as of December 31, 2016 and 2015, respectively and is included in accrued interest and other liabilities on the consolidated balance sheets.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 13 - EMPLOYEE BENEFITS (Continued)

Bonus Plan: The Company has a Bonus Plan that rewards officers and employees based on performance of individual business units of the Company. Earnings and growth performance goals for each business unit and for the Company as a whole are established at the beginning of the calendar year and approved annually by the board of directors. The Bonus Plan provides for a predetermined bonus amount to be contributed to the employee bonus pool based on (i) earnings target and growth for individual business units and (ii) achieving certain pre-tax return on average equity and pre-tax return on average asset levels for the Company as a whole. These bonus amounts are established annually by our board of directors. The bonus expense under this plan for the years ended December 31, 2016 and 2015 totaled $2,069 and $1,828, respectively and is included in employee compensation and benefits on the consolidated statements of earnings.

NOTE 14 - INCOME TAXES

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in previously filed income tax returns that require disclosure in the accompanying consolidated financial statements. The Company is subject to U.S. federal income taxes.

The consolidated provision for income taxes were as follows as of December 31:

	2016	2015
Current federal tax expense	$6,045	$5,551
Deferred federal tax (benefit)	(1,330)	(1,189)

Total	$4,715	$4,362

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis as of December 31:

	2016	2015
Federal statutory income tax at 35%	$5,893	$5,066
Tax exempt interest income	(1,428)	(818)
Earnings bank owned life insurance	(128)	(147)
Non deductible expenses	223	320
Other	155	(59)

Total	$4,715	$4,362

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 14 - INCOME TAXES (Continued)

The components of the deferred tax assets (liabilities), in the accompanying consolidated balance sheets consisted of the following as of December 31:

	2016	2015
Deferred tax assets:
Allowance for loan losses	$4,192	$3,289
Deferred compensation	701	582
Unrealized loss on available-for-sale securities	1,140	1,083
Stock appreciation rights	197	178
Non accrual loans	90	94
Other real estate owned	18	19
Basis in securities	282	224
Other	1,479	1,568

Total deferred tax assets	8,099	7,037

Deferred tax liabilities:
Premises and equipment	(2,447)	(2,619)
Deferred loan costs, net	(388)	(451)
Intangibles	(299)	(407)
Other	(73)	(55)

Total deferred tax liabilities	(3,207)	(3,532)

Net deferred tax asset	$4,892	$3,505

NOTE 15 - NONINTEREST INCOME AND NONINTEREST EXPENSE

Other operating income consisted of the following for the years ended December 31:

	2016	2015
Fiduciary income	$1,405	$1,432
Bank-owned life insurance income	453	421
Merchant and debit card fees	2,741	2,737
Loan processing fee income	622	501
Other noninterest income	2,465	1,769

	$7,686	$6,860

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 15 - NONINTEREST INCOME AND NONINTEREST EXPENSE (Continued)

Other operating expense consisted of the following for the years ended December 31:

	2016	2015
Legal and professional fees	$1,935	$2,064
Software support fees	1,870	1,840
Amortization	980	951
Director and committee fees	940	859
Advertising and promotions	1,015	918
ATM and debit card expense	933	1,201
Office and computer supplies	464	495
Postage	325	310
Telecommunication expense	609	572
FDIC insurance assessment fees	1,200	743
Other real estate owned expenses and write-downs	140	118
Other	3,488	3,586

	$13,899	$13,657

NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes certain derivative financial instruments. Stand-alone derivative financial instruments such as interest rate swaps, are used to economically hedge interest rate risk related to the Company’s liabilities. These derivative instruments involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company’s consolidated balance sheet in other liabilities.

The Company is exposed to credit related losses in the event of nonperformance by the counterparties to those agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations.

The Company entered into interest rate swaps to receive payments at a fixed rate in exchange for paying a floating rate on the debentures discussed in Note 10. Management believes that entering into the interest rate swaps exposed the Company to variability in their fair value due to changes in the level of interest rates. It is the Company’s objective to hedge the change in fair value of floating rate debentures at coverage levels that are appropriate, given anticipated or existing interest rate levels and other market considerations, as well as the relationship of change in this liability to other liabilities of the Company. To meet this objective, the Company utilizes interest rate swaps as an asset/liability management strategy to hedge the change in value of the cash flows due to changes in expected interest rate assumptions.

Interest rate swaps with notional amounts totaling $5,000 as of December 31, 2016 and 2015, were designated as cash flow hedges of the debentures and were determined to be fully effective during all periods presented. As

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

such, no amount of ineffectiveness has been included in net income. Therefore, the aggregate fair value of the swaps is recorded in accrued interest and other liabilities within the consolidated balance sheets with changes in fair value recorded in other comprehensive income. The amount included in accumulated other comprehensive income would be reclassified to current earnings should the hedges no longer be considered effective. The Company expects the hedges to remain fully effective during the remaining terms of the swaps.

The information pertaining to outstanding interest rate swap agreements used to hedge floating rate debentures was as follows:

December 31, 2016
Notional Amount	Pay Rate	Receive Rate	Effective Date	Maturity in Years	Unrealized Losses
$2,000	5.979%	3 month LIBOR plus 1.67%	October 1, 2016	9.25	$342
$3,000	7.505%	3 month LIBOR plus 3.35%	October 30, 2012	5.83	$353

December 31, 2015
Notional Amount	Pay Rate	Receive Rate	Effective Date	Maturity in Years	Unrealized Losses
$2,000	5.979%	3 month LIBOR plus 1.67%	October 1, 2016	10.25	$342
$3,000	7.505%	3 month LIBOR plus 3.35%	October 30, 2012	6.83	$433

Interest expense recorded on these swap transactions totaled $882 and $603 during the years ended December 31, 2016 and 2015, respectively, and is reported as a component of interest expense on the debentures. At December 31, 2016, the Company expected none of the unrealized loss to be reclassified as a reduction of interest expense during the remainder of 2017.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into various transactions, which, in accordance with accounting principles generally accepted in the United States of America, are not included in the consolidated balance sheets. These transactions are referred to as “off-balance sheet commitments.” The Company enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and letters of credit, which involve elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Customers use credit commitments to ensure that funds will be available for working capital purposes, for capital expenditures and to ensure access to funds at specified terms and conditions. Substantially all of the Company’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 17 - COMMITMENTS AND CONTINGENCIES (Continued)

risk associated with certain commitments to extend credit in determining the level of the allowance for credit losses.

Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company’s policies generally require that letters of credit arrangements contain security and debt covenants similar to those contained in loan agreements. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table below. If the commitment were funded, the Company would be entitled to seek recovery from the customer. As of December 31, 2016 and 2015, no amounts have been recorded as liabilities for the Bank’s potential obligations under these guarantees.

Commitments and letters of credit outstanding were as follows as of December 31:

	Contract or Notional Amount
	2016	2015
Commitments to extend credit	$297,607	$205,919
Letters of credit	8,879	6,641

Litigation

The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions, if determined adversely, would have a material impact on the consolidated financial statements of the Company.

Operating Leases

The Company leases some of its banking facilities under non-cancelable operating leases expiring in various years through 2023. Minimum future lease payments under these non-cancelable operating leases in excess of one year as of December 31, 2016, are as follows:

Year ended December 31	Amount
2017	$396
2018	317
2019	266
2020	228
2021	67
Thereafter	4

$1,278

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 17 - COMMITMENTS AND CONTINGENCIES (Continued)

Rental expense for the years ended December 31, 2016 and 2015 was approximately $717 and $474 respectively, and is included in other expenses in the accompanying consolidated statement of income.

Certain of the operating leases above provide for renewal options at their fair value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

NOTE 18 - REGULATORY MATTERS

Under banking law, there are legal restrictions limiting the amount of dividends the Company can declare. Approval of the regulatory authorities is required if the effect of the dividends declared would cause regulatory capital of the Company to fall below specified minimum levels.

The Company on a consolidated basis and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 18 - REGULATORY MATTERS (Continued)

A comparison of the Company’s and Bank’s actual capital amounts and ratios to required capital amounts and ratios is presented in the following table:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016
Total capital to risk-weighted assets:
Consolidated	$149,468	10.86%	$110,083	8.00%		n/a
Bank	173,528	12.63%	109,947	8.00%	$137,434	10.00%
Tier 1 capital to risk-weighted assets:
Consolidated	137,984	10.03%	82,562	6.00%		n/a
Bank	162,044	11.79%	82,460	6.00%	109,947	8.00%
Tier 1 capital to average assets:
Consolidated	137,984	7.71%	71,560	4.00%		n/a
Bank	162,044	9.06%	71,505	4.00%	89,381	5.00%
Common equity tier 1 risk-based capital:
Consolidated	127,674	9.28%	61,922	4.50%		n/a
Bank	162,044	11.79%	61,845	4.50%	89,332	6.50%

December 31, 2015
Total capital to risk-weighted assets:
Consolidated	$143,742	12.08%	$95,222	8.00%		n/a
Bank	169,870	14.29%	95,096	8.00%	$118,870	10.00%
Tier 1 capital to risk-weighted assets:
Consolidated	134,480	11.30%	71,416	6.00%		n/a
Bank	160,607	13.51%	71,322	6.00%	95,096	8.00%
Tier 1 capital to average assets:
Consolidated	134,480	8.33%	64,603	4.00%		n/a
Bank	160,607	9.95%	64,557	4.00%	80,696	5.00%
Common equity tier 1 risk-based capital:
Consolidated	124,170	10.43%	53,562	4.50%		n/a
Bank	160,607	13.51%	53,492	4.50%	77,266	6.50%

In July 2013, the Federal Reserve published final rules for the adoption of the Basel III regulatory capital framework (the “Basel III Capital Rules”). The Basel III Capital Rules, among other things, (i) introduce a new capital measure called “Common Equity Tier I” (“CETI”), (ii) specify that Tier I capital consist of Common Equity Tier I and “Additional Tier I Capital” instruments meeting specified requirements, (iii) define Common Equity Tier I narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to Common Equity Tier I and not to the other components of capital and (iv) expand the scope of the deductions/adjustments as compared to existing regulations. The Basel III Capital Rules became effective for the Company on January 1, 2015, with certain transition provisions to be fully phased in by January 1, 2019.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 18 - REGULATORY MATTERS (Continued)

Starting in January 2016, the implantation of the capital conservation buffer will be effective for the Company starting at the 0.625% level and increasing 0.625% each year thereafter, until it reaches 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress and effectively increases the minimum required risk-weighted capital ratios.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, CETI and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), ad of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2016 and December 31, 2015 that the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2016 and December 31, 2015, the Company’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized”, the Company must maintain minimum total risk-based, CETI, Tier 1 risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since December 31, 2016 that management believes have changed the Company’s category.

The Federal Reserve’s guidelines regarding the capital treatment of trust preferred securities limits restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) to 25% of all core capital elements, net of goodwill less any associated deferred tax liability. Because the Company’s aggregate amount of trust preferred securities is less than the limit of 25% of Tier I capital, net of goodwill, the rules permit the inclusion of $10,310 of trust preferred securities in Tier I capital at December 31, 2016 and 2015. Additionally, the rules provide that trust preferred securities would no longer qualify for Tier I capital within five years of their maturity, but would be included as Tier 2 capital. However, the trust preferred securities would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the subordinated debentures.

Dividends paid by the Company are mainly provided by dividends from its subsidiaries. However, certain restrictions exist regarding the ability of its bank subsidiary to transfer funds to the Company in the form of cash dividends, loans or advances. These guidelines do not currently restrict the Bank from paying normal dividends to the Company. The amount of dividends that a subsidiary bank may declare in a calendar year is the subsidiary bank’s net profits for that year combined with its retained net profits for the preceding two years. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period. As of December 31, 2016, the Bank had $10,975 available for payment of dividends.

NOTE 19 - CONCENTRATIONS OF CREDIT RISK

Most of the Company’s business activity is with customers located within the state. Investments in state and municipal securities involve governmental entities within the Company’s market area. The Company also maintains deposits with other financial institutions in amounts that exceed FDIC insurance coverage.

The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 20 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by collateralized mortgage obligations securities with a carrying amount of $11,033 as of December 31, 2016 and collateralized mortgage obligations and agency securities with a carrying amount of $12,993 as of December 31, 2015, respectively.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows as of December 31:

	2016	2015
Average balance during the year	$12,475	$11,223
Average interest rate during the year	0.53%	0.49%
Maximum month-end balance during the year	$14,817	$14,405
Weighted average interest rate at year-end	0.41%	0.49%

NOTE 21 - RELATED PARTIES

As more fully described in Note 4, Note 8 and Note 10, the company has entered into loans, deposits and debentures transactions with related parties. Management believes the transactions entered into with related parties are in the ordinary course of business and are on terms similar to transitions with unaffiliated parties.

NOTE 22 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Marketable Securities: The fair values for marketable securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 22 - FAIR VALUE (Continued)

Loans Held For Sale: Loans held for sale are carried at the lower of cost or fair value, which is evaluated on a pool-level basis. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan or other observable market data, such as outstanding commitments from third party investors (Level 2).

Derivative Instruments: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on the present value of estimated future cash flows using the loan’s existing rate or, if repayment is expected solely from the collateral, the fair value of collateral, less costs to sell, is determined using recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant (Level 3). Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business (Level 3). Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly (Level 3).

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 22 - FAIR VALUE (Continued)

The following table summarizes quantitative disclosures about the fair value measurements for each category of financial assets (liabilities) carried at fair value as of December 31:

2016	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets (liabilities) at fair value on a recurring basis:
Available for sale securities
Mortgage-backed securities	$59,690	$-	$59,690	$-
Collateralized mortgage obligations	65,133	-	65,133	-
Corporate bonds	24,883	-	24,883	-
U.S. treasury securities	-	-	-	-
Derivative instruments	(695)	-	(695)	-
Assets at fair value on a nonrecurring basis:
Impaired loans	6,065	-	-	6,065
Other real estate owned	1,692	-	-	1,692

2015	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets (liabilities) at fair value on a recurring basis:
Available for sale securities
Collateralized mortgage obligations	$107,321	$-	$107,321	$-
Municipal securities	-	-	-	-
U.S. treasury securities	29,985	29,985	-	-
Derivative instruments	(775)	-	(775)	-
Assets at fair value on a nonrecurring basis:
Impaired loans	5,555	-	-	5,555
Other real estate owned	1,693	-	-	1,693

There were no transfers between Level 2 and Level 3 during 2016 or 2015.

Nonfinancial Assets and Nonfinancial Liabilities: Nonfinancial assets measured at fair value on a nonrecurring basis during the years ended December 31, 2016 and 2015 include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 22 - FAIR VALUE (Continued)

certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in current earnings. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. The following table presents foreclosed assets that were remeasured and recorded at fair value as of December 31:

	2016	2015
Foreclosed assets remeasured at initial recognition:
Carrying value of foreclosed assets prior to remeasurement	$78	$364
Charge-offs recognized in the allowance for loan losses	(11)	(124)

Fair value of foreclosed assets remeasured at initial recognition	$67	$240

Foreclosed assets remeasured subsequent to initial recognition:
Carrying value of foreclosed assets prior to remeasurement	$170	$167
Write-downs included in collection and other real estate owned expense	(69)	(102)

Fair value of foreclosed assets remeasured subsequent to initial recognition	$101	$65

The following table presents quantitative information about nonrecurring Level 3 fair value measurements at:

	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
December 31, 2016
Impaired loans	$6,065	Fair value of collateral- sales comparison approach	Selling costs or other normal adjustments: Real estate	10%-20% (16%)
			Equipment	40%-50% (42%)

Other real estate owned	$1,692	Appraisal value of collateral	Selling costs or other normal adjustments	10%-20% (16%)
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
December 31, 2015
Impaired loans	$5,555	Fair value of collateral- sales comparison approach	Selling costs or other normal adjustments: Real estate	10%-20% (16%)
			Equipment	40%-50% (49%)

Other real estate owned	$1,693	Appraisal value of collateral	Selling costs or other normal adjustments	10%-20% (16%)

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 22 - FAIR VALUE (Continued)

The carrying amounts and estimated fair values of financial instruments, not previously in this note, at December 31, 2016 and 2015 are as follows:

		Fair Value Measurements at December 31, 2016 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets
Cash, due from banks, federal funds sold and interest-bearing deposits	$127,543	$100,205	$27,338	$-	$127,543
Marketable securities held to maturity	189,371	-	186,155	-	186,155
Loans, net	1,233,651	-	-	1,235,306	1,235,306
Accrued interest receivable	7,419	-	7,419	-	7,419
Nonmarketable equity securities	10,500	-	10,500	-	10,500
Cash surrender value of life insurance	17,804	-	17,804	-	17,804
Financial liabilities
Deposits	$1,576,791	$1,234,875	$342,615	$-	$1,577,490
Securities sold under repurchase agreements	10,859	-	10,859	-	10,859
Accrued interest payable	889	-	889	-	889
Other debt	18,286	-	18,286	-	18,286
Federal Home Loan Bank advances	55,170	-	55,160	-	55,160
Subordinated debentures	19,310	-	16,809	-	16,809

		Fair Value Measurements at December 31, 2015 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets
Cash, due from banks, federal funds sold and interest-bearing deposits	$111,379	$85,924	$25,455	$-	$111,379
Marketable securities held to maturity	125,031	-	127,812	-	127,812
Loans, net	1,059,404	-	-	1,060,954	1,060,954
Accrued interest receivable	5,931	-	5,931	-	5,931
Nonmarketable equity securities	8,876	-	8,876	-	8,876
Cash surrender value of life insurance	16,783	-	16,783	-	16,783
Financial liabilities
Deposits	$1,466,197	$1,109,080	$357,878	$-	$1,466,958
Securities sold under repurchase agreements	12,963	-	12,963	-	12,963
Accrued interest payable	987	-	987	-	987
Other debt	18,000	-	18,000	-	18,000
Federal Home Loan Bank advances	21,342	-	21,272	-	21,272
Subordinated debentures	21,310	-	18,644	-	18,644

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate fair values (Level 1).

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 22 - FAIR VALUE (Continued)

Loans, net: The fair value of fixed-rate loans and variable-rate loans that reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality (Level 3).

Cash Surrender Value of Life Insurance: The carrying amounts of bank-owned life insurance approximate their fair value.

Nonmarketable Equity Securities: It is not practical to determine the fair value of Independent Bankers Financial Corporation, Federal Home Loan Bank, Federal Reserve Bank and other stock due to restrictions placed on its transferability.

Deposits and Securities Sold Under Repurchase Agreements: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) (Level 1). The fair values of deposit liabilities with defined maturities are estimated by discounting future cash flows using interest rates currently offered for deposits of similar remaining maturities (Level 2).

Other Borrowings: The fair value of borrowings, consisting of lines of credit, Federal Home Loan Bank advances and Subordinated debentures is estimated by discounting future cash flows using currently available rates for similar financing (Level 2).

Accrued Interest Receivable/Payable: The carrying amounts of accrued interest approximate their fair values (Level 2).

Off-balance Sheet Instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 23 - ACCUMULATED OTHER COMPREHENSIVE LOSS

The following are changes in accumulated other comprehensive loss by component, net of tax, for the year ending December 31, 2016:

	Gains and (Losses) on Cash Flow Hedges	Unrealized Gains and (Losses) on Available for Sale Securities	Unrealized Gains and (Losses) on Held to Maturity Securities	Total

Beginning balance	$(775)	$(5,212)	$(586)	$(6,573)
Other comprehensive income (loss) before reclassification	80	(54)	113	139
Amounts reclassified from accumulated other comprehensive loss	-	(53)	-	(53)

Net current period other comprehensive income (loss)	80	(107)	113	86

Ending balance	$(695)	$(5,319)	$(473)	$(6,487)

The following are significant amounts reclassified out of each component of accumulated other comprehensive loss for the year ending December 31, 2016:

Details about	Amount	Affected Line Item
Accumulated Other	Reclassified From	in the Statement
Comprehensive	Accumulated Other	Where Net
Loss Components	Comprehensive Loss	Earnings is Presented
Unrealized gain on available for sale securities	$(82)	Net realized gain on sale of securities transactions
	29	Tax benefit

	$(53)	Net of Tax

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 23 - ACCUMULATED OTHER COMPREHENSIVE LOSS (Continued)

The following are changes in accumulated other comprehensive loss by component, net of tax, for the year ending December 31, 2015:

	Gains and (Losses) on Cash Flow Hedges	Unrealized Gains and (Losses) on Available for Sale Securities	Unrealized Gains and (Losses) on Held to Maturity Securities	Total

Beginning balance	$(733)	$(4,413)	$(678)	$(5,824)
Other comprehensive (loss) income before reclassification	(42)	(749)	92	(699)
Amounts reclassified from accumulated other comprehensive loss	-	(50)	-	(50)

Net current period other comprehensive (loss) income	(42)	(799)	92	(749)

Ending balance	$(775)	$(5,212)	$(586)	$(6,573)

The following are significant amounts reclassified out of each component of accumulated other comprehensive loss for the year ending December 31, 2015:

Details about	Amount	Affected Line Item
Accumulated Other	Reclassified From	in the Statement
Comprehensive	Accumulated Other	Where Net
Loss Components	Comprehensive Loss	Earnings is Presented
Unrealized gain on available for sale securities	$ (77)	Net realized gain on sale of securities transactions
	27	Tax benefit

	$ (50)	Net of Tax

NOTE 24 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net earnings of the Company. Dilutive share equivalents include stock-based awards issued to employees.

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 24 - EARNINGS PER SHARE (Continued)

Stock options granted by the Company are treated as potential shares in computing earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money awards which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax impact that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

The computations of basic and diluted earnings per share for the Company were as follows (in thousands except per share amounts) as of December 31:

	2016	2015
Numerator:
Net earnings (basic)	$12,121	$10,111

Net earnings (diluted)	$12,121	$10,111

Denominator:
Weighted-average shares outstanding (basic)	8,968,262	8,796,029
Effect of dilutive securities:
Common stock equivalent shares from stock options	8,066	5,958

Weighted-average shares outstanding (diluted)	8,976,328	8,801,987

Net earnings per share
Basic	$1.35	$1.15

Diluted	$1.35	$1.15

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 25 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Guaranty Bancshares, Inc. follows:

	2016	2015
ASSETS
Cash and cash equivalents	$1,645	$1,430
Investment in banking subsidiaries	176,979	174,948
Other assets	1,781	2,347

Total assets	$180,405	$178,725

LIABILITIES AND EQUITY
Debt	$37,596	$39,310
Accrued expenses and other liabilities	895	1,679
KSOP-owned shares	31,661	35,384
Shareholders’ equity	110,253	102,352

Total liabilities and shareholders’ equity	$180,405	$178,725

	2016	2015

Interest income	$19	$3
Dividends from Guaranty Bank & Trust	12,000	20,000

	12,019	20,003

Expenses
Interest expense	1,417	1,045
Other expenses	1,406	1,811

	2,823	2,856

Income before income tax and equity in undistributed income of subsidiary	9,196	17,147

Income tax benefit	900	850

Income before equity in undistributed earnings of subsidiary	10,096	17,997

Equity in undistributed earnings (loss) of subsidiary	2,025	(7,886)

Net earnings	$12,121	$10,111

Comprehensive income	$12,207	$9,362

(Continued)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 25 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

	2016	2015
Cash flows from operating activities
Net earnings	$12,121	$10,111
Adjustments:
Distributions in excess of (equity in undistributed) subsidiary earnings	(2,025)	7,886
Stock based compensation	211	237
Change in other assets	89	(646)
Change in other liabilities	(227)	(95)

Net cash provided by operating activities	10,169	17,493

Cash flows from investing activities
Acquisition of DCB Financial Corporation	-	(7,329)
Acquisition of Texas Leadership Bank of Royce City	-	(7,771)
Investment in Guaranty Bank & Trust	-	(4,000)

Net cash used in investing activities	-	(19,100)

Cash flows from financing activities
Proceeds of borrowings	19,000	27,000
Repayments of borrowings	(20,714)	(13,000)
Sale of common stock	-	7,266
Purchase of treasury stock	(12,218)	(14,568)
Sale of treasury stock	8,557	-
Exercise of stock options	36	-
Dividends paid	(4,615)	(4,526)

Net cash provided by (used in) financing activities	(9,954)	2,172

Net change in cash and cash equivalents	215	565

Beginning cash and cash equivalents	1,430	865

Ending cash and cash equivalents	$1,645	$1,430

[            ] Shares

Guaranty Bancshares, Inc.

Common Stock

PROSPECTUS

Sandler O’Neill + Partners, L.P.	Stephens Inc.

The date of this prospectus is                     , 2017

Through and including [                    ], 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses, other than underwriting discounts and commissions, of the sale of the registrant’s common stock, $1.00 par value, are as follows:

SEC registration fee	$ [ ]
FINRA filing fee	$ [ ]
NASDAQ listing fees and expenses	$ [ ]
Transfer agent and registrar fees and expenses	$ [ ]
Printing fees and expenses	$ [ ]
Legal fees and expenses	$ [ ]
Accounting expenses	$ [ ]
Miscellaneous expenses	$ [ ]
Total	$ [ ]

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Texas Business Organizations Code, or TBOC, permits a Texas corporation to limit in its charter the liability of the corporation’s directors to the corporation or its shareholders for conduct in the performance of such director’s duties. However, Texas law does not permit any limitation of liability of a director who is found liable to the corporation or is found liable because the director improperly received a personal benefit for: (1) breaching a duty of loyalty owed to the corporation; (2) failing to act in good faith that constitutes a breach of a duty owed by the person to the corporation; or (3) engaging in willful or intentional misconduct in the performance of a director’s duty to the corporation. The registrant’s amended and restated certificate of formation provides that a director of the registrant will not be liable to the registrant or its shareholders to the fullest extent permitted by Texas law.

Sections 8.101 and 8.103 of the TBOC provide that a Texas corporation may indemnify a person who was, is, or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (1) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (2) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (3) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (1) or (2); (4) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or, (5) by unanimous vote of the shareholders. The power to indemnify applies only if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interest of the corporation, and, in all other cases, that the person’s conduct was not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful.

Section 8.104 of the TBOC provides that a Texas corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is, or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 of the TBOC and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 of the TBOC also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is, or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee, or agent of the corporation as provided by: (1) the corporation’s governing documents; (2) an action by the corporation’s governing authority; (3) resolution by the shareholders; (4) contract; or (5) common law. As consistent with Section 8.105 of the TBOC, a corporation may indemnify and advance expenses to persons who are not directors to the same extent that a corporation may indemnify and advance expenses to directors.

The registrant’s amended and restated certificate of formation provides that, to the fullest extent and under the circumstances permitted by Chapter 8 of the TBOC, (1) the registrant must indemnify and advance expenses to directors and officers, and (2) the registrant may purchase and maintain insurance on behalf of our directors and officers.

The registrant also maintains directors’ and officers’ liability insurance.

The form of Underwriting Agreement to be filed as Exhibit 1.1 hereto obligates the underwriters to indemnify our directors, officers and controlling persons under limited circumstances against certain liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act:

•	Between January 1, 2014 and the filing of this registration statement, and after giving effect to the 2-for-1 stock split we completed on August 20, 2014, we sold 352,500 shares of our common stock to our KSOP for aggregate consideration of approximately $7.9 million. No commission was paid in respect of the offer and sale of these securities. The offers and sales of these securities were made in reliance upon exemptions from federal securities registration provided by Rule 701 of the Securities Act for offers and sales of securities pursuant to compensatory benefit plans.

•	Prior to 2015, we conducted certain limited sales of our common stock to purchasers who are residents of the state of Texas in private transactions. Between January 1, 2014 and December 31, 2014, and after giving effect to the 2-for-1 stock split we completed on August 20, 2014, we sold 352,252 shares of our common stock for aggregate consideration of approximately $7.2 million pursuant to these limited offerings. No commission was paid in respect of the offer and sale of these securities. The offer and sale of these securities were made in reliance upon exemptions from federal securities registration under Section 3(a)(11) of the Securities Act and SEC Rule 147 relating to intrastate offerings.

•	In March 2015, we completed a private offering of 315,922 shares of our common stock to certain “accredited investors,” as defined in SEC Rule 501(a) of Regulation D, for aggregate consideration of approximately $7.3 million. No commission was paid in respect of the offer and sale of these securities. The offer and sale of these securities were made in reliance upon exemptions from federal securities registration under Section 4(a)(2) of the Securities Act and SEC Rule 506(b).

•

In March 2015, we issued an aggregate of 923,133 shares of our common stock to the former shareholders of DCB Financial Corp. that were “accredited investors,” as defined in SEC Rule 501(a) of Regulation D, as part of the consideration for our acquisition of DCB Financial Corp.

No commission was paid in respect of the issuance of these securities. The offer and sale of these securities were made in reliance upon exemptions from federal securities registration under Section 4(a)(2) of the Securities Act and SEC Rule 506(b).

•	In April 2015, we issued an aggregate of 280,160 shares of our common stock to the former shareholders of Texas Leadership Bank that were “accredited investors,” as defined in SEC Rule 501(a) of Regulation D, as part of the consideration for our acquisition of Texas Leadership Bank. No commission was paid in respect of the issuance of these securities. The offer and sale of these securities were made in reliance upon exemptions from federal securities registration under Section 4(a)(2) of the Securities Act and SEC Rule 506(b).

•	On July 1, 2015, we sold $4.0 million in aggregate principal amount of unsecured redeemable non-convertible debentures, for aggregate consideration of $4.0 million, to four purchasers who were “accredited investors,” as defined in SEC Rule 501(a) of Regulation D. No commission was paid in respect of the offer and sale of these securities. The offer and sale of these securities were made in reliance upon exemptions from federal securities registration under Section 4(a)(2) of the Securities Act and SEC Rule 506(b).

•	On December 1, 2015, we sold $5.0 million in aggregate principal amount of unsecured redeemable non-convertible debentures, for aggregate consideration of $5.0 million to seven purchasers who were “accredited investors,” as defined in SEC Rule 501(a) of Regulation D. No commission was paid in respect of the offer and sale of these securities. The offer and sale of these securities were made in reliance upon exemptions from federal securities registration under Section 4(a)(2) of the Securities Act and SEC Rule 506(b).

•	In March 2016, we sold 356,552 shares of common stock to existing shareholders of Guaranty Bancshares, Inc. for aggregate consideration of approximately $8.6 million. No commission was paid in respect of the offer and sale of these securities. The offer and sale of these securities were made in reliance upon exemptions from federal securities registration under Section 4(a)(2) of the Securities Act and SEC Rule 506(b).

•	We periodically issue grants of certain equity based awards to our executive officers, directors and other key employees. Between January 1, 2014 and the filing of this registration statement, and after giving effect to the 2-for-1 stock split we completed on August 20, 2014, we issued an aggregate of 3,414 shares of common stock upon the exercise of stock options, for aggregate consideration of $40,419. On October 15, 2014, we also granted options to purchase an aggregate of 229,000 shares of our common stock at an exercise price of $24.00 per share. No commissions were paid in connection with any of these sales or grants. The offers and sales of these securities were made in reliance upon exemptions from federal securities registration provided by Rule 701 of the Securities Act for offers and sales of securities pursuant to compensatory benefit plans.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1)        For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)        For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Mount Pleasant, Texas, on the 6th day of April, 2017.

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Tyson T. Abston
Chairman and Chief Executive Officer

POWERS OF ATTORNEY

Each of the undersigned officers and directors of Guaranty Bancshares, Inc. hereby constitutes and appoints Tyson T. Abston as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, in his or her name, place and stead and on his or her behalf, and in any and all capacities, to sign any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which said attorney-in-fact and agent may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates set forth below.

Signature		Title	Date

By:	/s/ Tyson T. Abston	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	April 6, 2017
Tyson T. Abston

By:	/s/ Clifton A. Payne	Senior Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	April 6, 2017
Clifton A. Payne

By:	/s/ Kirk L. Lee	Vice Chairman, President and Chief Credit Officer and Director	April 6, 2017
Kirk L. Lee

By:	/s/ Richard W. Baker	Director	April 6, 2017
Richard W. Baker

Signature		Title	Date

By:	/s/ James S. Bunch	Director	April 6, 2017
James S. Bunch

By:	/s/ Johnny O. Conroy	Director	April 6, 2017
Johnny O. Conroy

By:	/s/ Bradley K. Drake	Director	April 6, 2017
Bradley K. Drake

By:	/s/ Christopher B. Elliott	Director	April 6, 2017
Christopher B. Elliott

By:	/s/ Carl Johnson, Jr.	Director	April 6, 2017
Carl Johnson, Jr.

By:	/s/ Weldon C. Miller	Director	April 6, 2017
Weldon C. Miller

By:	/s/ William D. Priefert	Director	April 6, 2017
William D. Priefert

By:	/s/ Arthur B. Scharlach, Jr.	Director	April 6, 2017
Arthur B. Scharlach, Jr.

EXHIBIT INDEX

NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement+

2.1	Agreement and Plan of Reorganization, dated December 23, 2014, by and among Guaranty Bancshares, Inc., TLB Interim Bank and Texas Leadership Bank*

2.2	Agreement and Plan of Reorganization, dated January 6, 2015, by and among Guaranty Bancshares, Inc., GBI-DCB Acquisition Corporation and DCB Financial Corp.*

3.1	Amended and Restated Certificate of Formation+

3.2	Amended and Restated Bylaws

4.1	Specimen common stock certificate

The other instruments defining the rights of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the SEC upon request.

5.1	Form of Opinion of Fenimore, Kay, Harrison & Ford, LLP

10.1	Guaranty Bancshares, Inc. 2015 Equity Incentive Plan

10.2	Form of Restricted Stock Award Agreement under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan

10.3	Form of Restricted Stock Unit Award Agreement under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan

10.4	Form of Stock Option Award Agreement under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan

10.5	Form of Stock Appreciation Right Award Agreement under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan

10.6	Guaranty Bancshares, Inc. Employee Stock Ownership Plan With 401(k) Provisions, effective January 1, 2011, as amended

10.7	Description of Guaranty Bancshares, Inc. Supplemental Retirement Plan

10.8	Description of Guaranty Bancshares, Inc. Executive Incentive Retirement Plan

10.9	Salary Continuation Agreement, dated August 18, 1998, by and between Guaranty Bank & Trust and Arthur B. Scharlach, Jr., as amended on December 1, 2005 and on April 6, 2007

10.10	DCB Financial Corp. Stock Option Plan, dated December 1, 2003, as amended

10.11	Form of Stock Option Agreement under the DCB Financial Corp. Stock Option Plan

10.12	Guaranty Bancshares, Inc. Fair Market Value Stock Appreciation Rights Plan, effective January 1, 2008

10.13	Form of Award Agreement under the Guaranty Bancshares, Inc. Fair Market Value Stock Appreciation Rights Plan

10.14	Revolving Promissory Note, dated March 31, 2017, by Guaranty Bancshares, Inc. payable to Frost Bank in the original principal amount of $25,000,000

10.15	Loan Agreement, dated March 31, 2017, by and between Guaranty Bancshares, Inc. and Frost Bank

10.16	Form of Debenture issued by Guaranty Bancshares, Inc. in July 2015 and December 2015

NUMBER	DESCRIPTION

21.1	Subsidiaries of Guaranty Bancshares, Inc.

23.1	Consent of Fenimore, Kay, Harrison & Ford, LLP (contained in Exhibit 5.1)

23.2	Consent of Whitley Penn LLP

24.1	Powers of attorney (included on signature page to the Registration Statement)

+	To be filed by amendment.

*	Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.